UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Exact name of registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

124 Dvora HaNevi'a St., Tel Aviv, ISRAEL, 6944020

(Address of principal executive offices and Zip Code)

+972 (3) 914-8213

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	TEVA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant, computed by reference to the closing price at which the American Depositary Shares were last sold on the New York Stock Exchange, as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2022), was approximately $7.3 billion. Teva Pharmaceutical Industries Limited has no non-voting common equity. For purpose of this calculation only, this amount excludes ordinary shares and American Depositary Shares held by directors and executive officers and by each person who owns or may be deemed to own 10% or more of the registrant's common equity at June 30, 2022.

As of December 31, 2022, the registrant had 1,110,899,783 ordinary shares outstanding.

Portions of the registrant's definitive proxy statement for its annual meeting of shareholders to be filed within 120 days after the close of the registrant's fiscal year are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the "Company," "we," "our" and "Teva" refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to "revenues" refer to net revenues. References to "U.S. dollars," "dollars," "U.S. $" and "$" are to the lawful currency of the United States of America, and references to "NIS" are to new Israeli shekels. References to "ADS(s)" are to Teva's American Depositary Share(s). References to "MS" are to multiple sclerosis. Market data, including both sales and share data, is based on information provided by IQVIA, a provider of market research to the pharmaceutical industry ("IQVIA"), unless otherwise stated. References to "R&D" are to Research and Development, references to "IPR&D" are to in-process R&D, references to "S&M" are to Selling and Marketing and references to "G&A" are to General and Administrative. Some amounts in this report may not add up due to rounding. All percentages have been calculated using unrounded amounts. This report on Form 10-K contains many of the trademarks and trade names used by Teva in the United States and internationally to distinguish its products and services. Any third-party trademarks mentioned in this report are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

In addition to historical information, this Annual Report on Form 10-K, and the reports and documents incorporated by reference in this Annual Report on Form 10-K, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management's current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. You can identify these forward-looking statements by the use of words such as "should," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. Important factors that could cause or contribute to such differences include risks relating to:

- our ability to successfully compete in the marketplace, including: that we are substantially dependent on our generic products; concentration of our customer base and commercial alliances among our customers; delays in launches of new generic products; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; our ability to develop and commercialize biopharmaceutical products; competition for our innovative medicines, including AUSTEDO®, AJOVY® and COPAXONE®; our ability to achieve expected results from investments in our product pipeline; our ability to develop and commercialize additional pharmaceutical products; and the effectiveness of our patents and other measures to protect our intellectual property rights;

- our substantial indebtedness, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, may result in a further downgrade of our credit ratings; and our inability to raise debt or borrow funds in amounts or on terms that are favorable to us;

- our business and operations in general, including: the impact of global economic conditions and other macroeconomic developments and the governmental and societal responses thereto; the widespread outbreak of an illness or any other communicable disease, or any other public health crisis; effectiveness of our optimization efforts; our ability to attract, hire, integrate and retain highly skilled personnel; manufacturing or quality control problems; interruptions in our supply chain; disruptions of information technology systems; breaches of our data security; variations in intellectual property laws; challenges associated with conducting business globally, including political or economic instability, major hostilities or terrorism; costs and delays resulting from the extensive pharmaceutical regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; significant sales to a limited number of customers; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and our prospects and opportunities for growth if we sell assets;

- compliance, regulatory and litigation matters, including: failure to comply with complex legal and regulatory environments; increased legal and regulatory action in connection with public concern over the abuse of opioid medications and any delay in our ability to obtain sufficient participation of plaintiffs for the nationwide settlement of our opioid-related litigation in the United States; scrutiny from competition and pricing authorities around the world, including our ability to successfully defend against the U.S. Department of Justice ("DOJ") criminal charges of Sherman Act violations; potential liability for intellectual property right infringement; product liability claims; failure to comply with complex Medicare and Medicaid reporting and payment obligations; compliance with anti-corruption, sanctions and trade control laws; environmental risks; and the impact of Environmental, Social and Governance ("ESG") issues;

- other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our long-lived assets; the impact of geopolitical conflicts including the ongoing conflict between Russia and Ukraine; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in this Annual Report on Form 10-K, including in the sections captioned "Risk Factors." Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

PART I

ITEM 1. BUSINESS

Business Overview

We are a global pharmaceutical company, committed to helping patients around the world to access affordable medicines and benefit from innovations to improve their health. Our mission is to be a global leader in generics, innovative medicines and biopharmaceuticals, improving the lives of patients.

We operate worldwide, with headquarters in Israel and a significant presence in the United States, Europe and many other markets around the world. Our key strengths include our world-leading generic medicines expertise and portfolio, focused innovative medicines portfolio and global infrastructure and scale.

Teva was incorporated in Israel on February 13, 1944 and is the successor to a number of Israeli corporations, the oldest of which was established in 1901.

Our Business Segments

We operate our business through three segments: North America, Europe and International Markets. Each business segment manages our entire product portfolio in its region, including generics, which includes biosimilars and over-the-counter ("OTC") products, as well as innovative medicines. This structure enables strong alignment and integration between operations, commercial regions, R&D and our global marketing and portfolio function, optimizing our product lifecycle across therapeutic areas.

In addition to these three segments, we have other activities, primarily the sale of active pharmaceutical ingredients ("API") to third parties, certain contract manufacturing services and an out-licensing platform offering a portfolio of products to other pharmaceutical companies through our affiliate Medis.

For information regarding our major customers, see note 19 to our consolidated financial statements.

Below is an overview of our three business segments.

North America

Our North America segment includes the United States and Canada.

We are one of the leading generic pharmaceutical companies in the United States. We market approximately 500 generic prescription products in more than 1,400 dosage strengths, packaging sizes and forms, including oral solid dosage forms, injectable products, inhaled products, transdermal patches, liquids, ointments and creams. Most of our generic sales in the United States are made to retail drug chains, mail order distributors and wholesalers.

Our wholesale and retail selling efforts are supported by participation in key pharmaceutical conferences as well as focused advertising in professional journals and on leading pharmacy websites. We continue to strengthen consumer awareness of the benefits of generic medicines through partnerships and digital marketing programs.

Our innovative medicines portfolio in North America focuses on three main areas: central nervous system ("CNS"), respiratory and oncology.

Our CNS portfolio includes AJOVY® for the preventive treatment of migraine in adults, AUSTEDO® for the treatment of neurodegenerative and movement disorders – chorea associated with Huntington's disease and tardive dyskinesia and COPAXONE®, for the treatment of multiple sclerosis ("MS"). In April 2022, the FDA issued a Complete Response Letter ("CRL") regarding the new drug application ("NDA") for risperidone LAI, and in October 2022, we resubmitted the NDA. The FDA accepted our NDA and we await the FDA's response.

We are committed to maintaining a significant presence in the respiratory business by delivering a range of medicines for the treatment of asthma and chronic obstructive pulmonary disease ("COPD"), including QVAR®, ProAir® Digihaler® and CINQAIR®.

We maintain a meaningful presence in oncology medicines, including both innovative and generic medicines (including biosimilars). In 2019, we launched Truxima®, our first oncology biosimilar product in the United States. BENDEKA® is a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we licensed from Eagle Pharmaceuticals, Inc. ("Eagle").

Anda, our distribution business in the United States, distributes generic, innovative and OTC pharmaceutical products from various third-party manufacturers to independent retail pharmacies, pharmacy retail chains, hospitals and physician offices in the United States. Anda is able to compete in the secondary distribution market by maintaining high inventory levels for a broad offering of products, competitive pricing and offering next day delivery throughout the United States.

Europe

Our Europe segment includes the European Union, the United Kingdom and certain other European countries.

We are one of the leading generic pharmaceutical companies in Europe. We are among the top three generic pharmaceutical companies in a number of European markets, including some of the largest markets in the European Union. We are not substantially dependent on any single country in Europe for our total generic European revenues which could be affected by pricing reforms or changes in regulations and public policy.

Despite their diversity and highly fragmented nature, the European markets share many characteristics that allow us to leverage our pan-European presence and broad portfolio. Global customers are important partners in our generic business and are expanding across Europe, although customer consolidation is lower than in the United States. We are one of a few generic pharmaceutical companies with a pan-European footprint, while most of our competitors focus on a select few markets or business lines.

Our OTC portfolio in Europe includes global brands such as SUDOCREM® as well as local and regional brands such as NasenDuo®, DICLOX FORTE®, OLFEN® Max and FLEGAMINA®.

Our innovative medicines portfolio in Europe focuses on three main areas: CNS (including migraine), respiratory and oncology. Our leading product, COPAXONE, continues to be among the leading products for the treatment of MS, though new treatments are being introduced to various markets in Europe. AJOVY was granted EU marketing authorization in 2019 and, as of December 31, 2022, we have launched AJOVY in most European countries and we are planning to launch AJOVY in other European countries.

International Markets

Our International Markets segment includes all countries in which we operate other than those in our North America and Europe segments. The International Markets segment includes more than 35 countries, covering a substantial portion of the global pharmaceutical industry.

The countries in our International Markets segment include highly regulated, pure generic markets, such as Israel, branded generics-oriented markets, such as Russia and certain Latin America markets, and hybrid markets, such as Japan. Each market's strategy is built upon differentiation and filling the unmet needs of that market. Our integrated sales force enables us to extract synergies across our branded generic, OTC and innovative medicines product offerings and across various channels (e.g., retail, institutional).

In Japan, one of our key markets within our International Markets segment, we operate a majority of our business through a business venture with Takeda Pharmaceutical Companies Limited ("Takeda"), in which we own a 51% stake and Takeda owns the remaining 49%. On February 1, 2021, we completed the sale of the majority of the generic and operational assets of our business venture in Japan.

Our innovative medicines portfolio in our International Markets segment focuses on three main areas: CNS, respiratory and oncology. By the end of 2022, we launched AJOVY in certain countries within our International Markets segment, such as Australia, Israel, South Korea, Brazil and others. AUSTEDO was launched in China in 2021 and in Brazil in 2022.

Our Product Portfolio and Business Offering

Our product and service portfolio includes generic medicines, biopharmaceuticals, innovative medicines, OTC products, a distribution business, API and contract manufacturing. Each region manages the entire range of products and services offered in its region and our global marketing and portfolio function optimizes our pipeline and product lifecycle across therapeutic areas. In most markets in which we operate, we use an integrated and comprehensive marketing model, offering a broad portfolio of products, including innovative medicines, generic products, biosimilars and OTC products.

Generic Medicines

Generic medicines are the chemical and therapeutic equivalents of originator medicines and are typically more affordable in comparison to the originator's products. Generics are required to meet similar governmental requirements as their brand-name equivalents, such as those relating to current Good Manufacturing Practices ("cGMP"), manufacturing processes and health authorities' inspections, and must receive regulatory approval prior to their sale in any given country. Generic medicines may be manufactured and marketed if relevant patents on their brand-name equivalents (and any additional government-mandated market exclusivity periods) have expired or have been challenged or otherwise circumvented.

We develop, manufacture and sell generic medicines in a variety of dosage forms, including tablets, capsules, injectables, inhalants, liquids, transdermal patches, ointments and creams. We offer a broad range of basic chemical entities, as well as specialized product families, such as sterile products, hormones, high-potency drugs and cytotoxic substances, in both parenteral and solid dosage forms. We also offer generic products with medical devices and combination products.

Our generics business has a wide-reaching commercial presence. We have a top three leadership position in many countries, including the United States and some key European markets. We have a robust product portfolio, comprehensive R&D capabilities and product pipeline and a global operational network, which enables us to execute key generic launches to further expand our product pipeline and diversify our revenue stream. We use these capabilities to help overcome price erosion in our generics business.

When considering whether to develop a generic medicine, we take into account a number of factors, including our overall strategy, regional and local patient and customer needs, R&D and manufacturing capabilities, regulatory considerations, commercial factors and the intellectual property landscape. We will challenge patents when appropriate if we believe they are either invalid or would not be infringed by our generic version. We may seek alliances to acquire rights to products we do not have in our portfolio, to share development costs or litigation risks, or to resolve patent and regulatory barriers to entry.

We have been optimizing our global generics portfolio, particularly in the United States, through product discontinuation and price adjustments, with a focus on increasing profitability. This resulted in the restructuring and optimization of our generics business, including our manufacturing and supply network, and the closure or divestment of a significant number of manufacturing plants around the world. We are continuing our ongoing efforts regarding network consolidation activities and optimization of our global generics portfolio.

In markets such as the United States, the United Kingdom, Canada, the Netherlands and Israel, generic medicines may be substituted by the pharmacist for their brand name equivalent or prescribed by International Nonproprietary Name ("INN"). In these so-called "pure generic" markets, physicians and patients have little control over the choice of generic manufacturer, and consequently generic medicines are not actively marketed or promoted to physicians or consumers. Instead, the relationship between the manufacturer and pharmacy chains and distributors, health funds and other health insurers is critical. Many of these markets have automatic substitution models when generics are available as alternatives to brands. In Russia, Turkey, Ukraine, Kazakhstan and certain Latin American and European countries, generic medicines are generally sold under brand names alongside the originator brand. These markets are referred to as "branded generic" markets and in certain cases are "out of pocket" markets in which consumers can pay for a particular branded generic medicine (as opposed to government or privately funded medical health insurance), often at the recommendation of their physician. Branded generic products are actively promoted and a sales force is necessary to create and maintain brand awareness. Other markets, such as Germany, Japan, France, Italy and Spain, are hybrid markets with elements of both approaches.

Our position in the generics market is supported by our global R&D function, as well as our API R&D and manufacturing activities, which provide significant vertical integration for our products.

For information about our product launches and pipeline of generic medicines in North America and Europe, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information—North America Segment" and "Item 7—Management's Discussions and Analysis of Financial Condition and Results of Operations—Segment Information—Europe Segment."

Biologic medicines are large and complex medicines produced by or made from living cells or organisms, often produced using cutting-edge biotechnological methods. Biosimilars are highly similar to the reference biologic, in both structure and function (e.g., pharmacodynamics, pharmacokinetics, safety, efficacy and immunogenicity) and, for any approved uses, have no clinically meaningful differences from the reference product in terms of safety, purity, and potency.

In November 2019 and February 2020, we launched Truxima® (rituximab-abbs), a biosimilar to Rituxan® (rituximab), in the United States and in Canada, respectively. It is our first oncology biosimilar product in the United States and is the first rituximab biosimilar to be approved in the United States.

In January 2020 and March 2020, we launched Herzuma® (trastuzumab-pkrb), a biosimilar to Herceptin® (trastuzumab), in Canada and the United States, respectively.

During the third quarter of 2022, the European Commission granted a marketing authorization for Ranivisio® (ranibizumab), a biosimilar to Lucentis®, which was also launched in the United Kingdom during the third quarter of 2022, as ONGAVIA®. We are moving forward with plans to launch in other countries in the European Union.

For information on our biosimilar products pipeline, see "—Research and Development" below.

Innovative Medicines

Our innovative medicines business, previously referred to as our specialty medicines business, is focused on delivering innovative solutions to patients and providers via medicines, devices and services in key regions and markets around the world, and includes our core therapeutic areas of CNS (with a strong emphasis on neurodegenerative disorders, neuropsychiatry, movement disorders, migraine and MS) and respiratory medicines (with a focus on asthma and COPD). We also have innovative medicines in oncology and selected other areas.

We deploy medical and sales and marketing professionals within specific therapeutic areas who seek to address the needs of patients and healthcare professionals. We tailor our patient support, payer relations and medical affairs activities to the distinct characteristics of each therapeutic area and medicine.

The U.S. market is the most significant market in our innovative medicines business. In Europe and International Markets, we leverage existing synergies between our innovative medicines business and our generics and OTC businesses. Our innovative medicines presence in International Markets is mainly built on our CNS, respiratory and oncology medicines.

We have built specialized "Patient Support Programs" to help patients adhere to their treatments, improve patient outcomes and, in certain markets, to ensure timely delivery of medicines and assist in securing reimbursement. These programs reflect the importance we place on supporting patients and ensuring better medical outcomes for them. Patient Support Programs are currently operated in many countries around the world in multiple therapeutic areas. We believe that it is important to provide a range of services and solutions tailored to meet the needs of patients according to their specific condition and local market requirements. We believe this capability provides an important competitive advantage in the innovative medicines business.

Below is a description of our key innovative medicines:

CNS (including Movement Disorders and Migraine)

Our **CNS** portfolio includes AJOVY for the preventive treatment of migraine, AUSTEDO for the treatment of tardive dyskinesia and chorea associated with Huntington's disease and COPAXONE for the treatment of relapsing forms of MS.

AJOVY

- AJOVY (fremanezumab-vfrm) injection is a fully humanized monoclonal antibody that binds to calcitonin gene-related peptide ("CGRP") and it is indicated for the preventive treatment of migraine in adults. AJOVY was launched in the U.S. in 2018 and was approved in Canada in April 2020.

- During 2019, AJOVY was granted a marketing authorization in the European Union by the European Medicines Agency ("EMA") in a centralized process and began receiving marketing authorizations in various countries in our International Markets segment. AJOVY was launched in Japan in August 2021. By the end of 2022, we launched AJOVY in most European countries and in certain International Markets countries, such as Australia, Israel, South Korea, Brazil and others. We are moving forward with plans to launch in other countries around the world.

- Our auto-injector device for AJOVY became commercially available in the U.S. in April 2020 and in Canada in April 2021. We have also received approval from the EMA for AJOVY's auto-injector submission in the European Union in October 2019, and we commenced launch in March 2020.

- AJOVY is the only anti-CGRP subcutaneous product indicated for quarterly treatment.

- AJOVY is protected by patents expiring in 2026 in Europe and in 2027 in the United States. Applications for patent term extensions have been submitted in various markets around the world, and certain extensions in Europe and other countries have already been granted until 2031. Additional patents relating to the use of AJOVY in the treatment of migraine have also been issued in the United States and will expire between 2035 and 2039. Such patents are also pending in other countries. AJOVY will also be protected by regulatory exclusivity for 12 years from marketing approval in the United States and 10 years from marketing approval in Europe.

- We filed a lawsuit in the U.S. District Court for the District of Massachusetts alleging that Eli Lilly & Co.'s ("Lilly") marketing and sale of its galcanezumab product for the treatment of migraine infringes nine Teva patents, including three method of treatment patents and six composition of matter patents. Lilly then submitted inter partes review ("IPR") petitions to the Patent Trial and Appeal Board ("PTAB"), challenging the validity of the nine Teva patents. The PTAB issued decisions upholding the three method of treatment patents but finding the six composition of matter patents invalid, which decisions were affirmed by the Court of Appeals for the Federal Circuit on August 16, 2021. A jury trial regarding the three method of treatment patents began on October 18, 2022, and on November 9, 2022, the jury issued a verdict in Teva's favor, finding the three method of treatment patents valid and infringed by Lilly and awarding Teva $176.5 million in damages. On January 28, 2023, Lilly filed a motion requesting that the District Court overturn the jury's verdict. Once the motion is decided, the losing party may appeal the decision to the Court of Appeals for the Federal Circuit. On June 8, 2021, we filed another lawsuit against Lilly in the U.S. District Court for the District of Massachusetts alleging that Lilly's marketing and sale of galcanezumab product infringes three patents related to the treatment of refractory migraine. Lilly's IPR petitions challenging the patentability of these three patents were instituted by the PTAB. The litigation in the District of Massachusetts was stayed during the pendency of these IPR proceedings. In addition, in 2018 we entered into separate agreements with Alder Biopharmaceuticals, Inc. and Lilly resolving the European Patent Office oppositions that they filed against our AJOVY patents. The settlement agreement with Lilly also resolved Lilly's action to revoke the patent protecting AJOVY in the United Kingdom.

AUSTEDO

- AUSTEDO (deutetrabenazine) is a deuterated form of a small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. The FDA granted deutetrabenazine New Chemical Entity exclusivity until April 2022 and Orphan Drug exclusivity for the treatment of chorea associated with Huntington's disease until April 2024.

- AUSTEDO was launched in the U.S. in 2017. It is indicated for the treatment of chorea associated with Huntington's disease and for the treatment of tardive dyskinesia in adults, which is a debilitating, often irreversible movement disorder caused by certain medications used to treat mental health or gastrointestinal conditions.

- AUSTEDO was launched in China in early 2021, and was also launched in Israel during 2021. In August 2022, AUSTEDO was launched in Brazil. We continue with additional submissions in various other countries around the world.

- AUSTEDO is protected in the United States by nine Orange Book patents expiring between 2031 and 2038 and in Europe by two patents expiring in 2029. We received notice letters from two ANDA filers regarding the filing of their ANDAs with paragraph (IV) certifications for certain of the patents listed in the Orange Book for AUSTEDO. On July 1, 2021, we sued two generic ANDA filers, Aurobindo and Lupin, in the U.S. District Court for the District of New Jersey. In addition, Apotex filed a petition for IPR by the PTAB of the patent covering the deutetrabenazine compound that expires in 2031. On March 9, 2022, the U.S. Patent and Trademark Office denied Apotex's petition and declined to institute a review of the deutetrabenazine patent. On April 29, 2022 and June 8, 2022, we reached agreements with Lupin and Aurobindo, respectively, to sell their generic products beginning April 2033, or earlier under certain circumstances. There are no further patent litigations pending regarding AUSTEDO.

COPAXONE

- COPAXONE (glatiramer acetate injection) continues to play an important role in the treatment of MS in the United States (according to IQVIA data as of late 2022). COPAXONE is indicated for the treatment of patients with relapsing forms of MS ("RMS"), including the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis ("RRMS"), including in patients who have experienced a first clinical episode and have MRI features consistent with MS.

- COPAXONE is believed to have a unique mechanism of action that works with the immune system, unlike many therapies that are believed to rely on general immune suppression or cell sequestration to exert their effect. COPAXONE provides a proven mix of efficacy, safety and tolerability.

- One European patent protecting COPAXONE 40 mg/mL was found invalid by the Board of Appeal of the European Patent Office in September 2020 and two additional patents expiring in 2030 were found invalid in December 2021. In certain countries, Teva remains in litigation against generic companies on an additional COPAXONE 40 mg/mL patent that expires in 2030.

- In December 2018, Teva sued Pharmascience regarding its application to sell a generic version of COPAXONE in Canada. In December 2020, the Canadian Federal Court issued a decision finding the 2028 method of use patent invalid and the 2030 dosing regimen patent valid and infringed. In January 2022, the Canadian Federal Court of Appeals affirmed Teva's victory against Pharmascience on the 2030 dosing regimen patent. Pharmascience's appeal to the Supreme Court of Canada was dismissed on September 29, 2022. Then on October 28, 2022, the Re-examination Board, in a decision resolving the re-examination proceeding initiated by Pharmascience at the Canadian Patent office, upheld the validity of the 2030 dosing regimen patent and allowed a number of additional claims. We previously settled our Canadian litigation with Sandoz regarding their application for a generic version of COPAXONE in Canada. Additionally, a case against Mylan with respect to its Canadian application for a generic version of COPAXONE was stayed pending the outcome of the Pharmascience appeal and the action has been discontinued.

- The market for MS treatments continues to develop, particularly with generic versions of COPAXONE. Oral treatments for MS, such as Tecfidera®, Gilenya® and Aubagio®, continue to present significant and increasing competition. COPAXONE also continues to face competition from existing injectable products, as well as from monoclonal antibodies, such as Ocrevus® and Kesimpta®.

Oncology

Our innovative **oncology** medicines portfolio includes BENDEKA and TREANDA®, GRANIX® and TRISENOX® in the United States and LONQUEX®, TEVAGRASTIM®/RATIOGRASTIM® and TRISENOX outside the United States.

BENDEKA and TREANDA

- BENDEKA (bendamustine hydrochloride) injection and TREANDA (bendamustine hydrochloride) for injection are approved in the United States for the treatment of patients with Chronic Lymphocytic Leukemia ("CLL") and patients with indolent B-cell Non-Hodgkin's Lymphoma ("NHL") that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. We launched BENDEKA in the United States in January 2016. It is a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we licensed from Eagle.

- BENDEKA faces direct competition from Belrapzo® (a ready-to-dilute bendamustine hydrochloride product from Eagle). Other competitors to BENDEKA include combination therapies such as R-CHOP (a combination of cyclophosphamide, vincristine, doxorubicin and prednisone in combination with rituximab) and CVP-R (a combination of cyclophosphamide, vincristine and prednisolone in combination with rituximab) for the treatment of NHL, as well as a combination of fludarabine, doxorubicin and rituximab for the treatment of CLL and newer targeted oral therapies, such as ibrutinib, idelilisib and venetoclax.

- In April 2019, we signed an amendment to the license agreement with Eagle extending the royalty term applicable to the United States to the full period for which we sell BENDEKA and increased the royalty rate. In consideration, Eagle agreed to assume a portion of BENDEKA-related patent litigation expenses.

- There are 16 patents listed in the U.S. Orange Book for BENDEKA with expiry dates in 2026 and 2031. In September 2019, a patent infringement action against four of six ANDA filers for generic versions of BENDEKA was tried in the U.S. District Court for the District of Delaware. On April 27, 2020, the district court upheld the validity of all of the asserted patents and found that all four ANDA filers infringe at least one of the patents. Three of the four ANDA filers appealed the district court decision. Teva settled with one of the three ANDA filers, and on August 13, 2021, the Federal Circuit issued a Rule 36 affirmance of the district court decision. On December 14, 2021, Apotex filed a Petition for a Writ of Certiorari with the U.S. Supreme Court, which was denied. Litigation against the fifth ANDA filer was dismissed after the withdrawal of its patent challenge, and the case against a sixth ANDA filer was also settled.

- Additionally, in July 2018, Teva and Eagle filed suit against Hospira, Inc. ("Hospira") related to its 505(b)(2) NDA referencing BENDEKA in the U.S. District Court for the District of Delaware. On December 16, 2019, the district court dismissed the case against Hospira on all but one of the asserted patents, which expires in 2031. On April 18, 2022, Teva and Eagle settled this matter, allowing Hospira to launch its product on January 17, 2028 or earlier under certain circumstances. Teva had also filed suit against two other 505(b)(2) NDA filers, Doctor Reddy's Laboratories ("DRL") and Accord Healthcare ("Accord"). On December 10, 2022, Teva and Eagle settled with Accord, allowing Accord to launch its product on January 17, 2028 or earlier under certain circumstances. A trial against the remaining 505(b)(2) NDA filer, DRL, is set to begin in May 2023.

- In addition to the settlement with Eagle regarding its bendamustine 505(b)(2) NDA, between 2015 and 2020, we reached final settlements with 22 ANDA filers for generic versions of the lyophilized form of TREANDA and one 505(b)(2) NDA filer for a generic version of the liquid form of TREANDA, providing for the launch of generic versions of TREANDA prior to patent expiration. The orphan drug exclusivity that had attached to bendamustine products expired in December 2022. To-date we are aware of one generic TREANDA product on the market.

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Respiratory

Our **respiratory** portfolio includes our legacy products, as well as our new digital inhalers with built-in sensors: ProAir Digihaler, AirDuo® Digihaler and ArmonAir® Digihaler. Our portfolio also includes ProAir RespiClick®, QVAR, BRALTUS®, CINQAIR/CINQAERO®, DuoResp® Spiromax® and AirDuo® RespiClick®/ ArmonAir® RespiClick.

We are committed to maintaining a leading presence in the respiratory market by delivering a range of medicines for the treatment of asthma and COPD. Our portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development and commercialization of innovative delivery systems and therapies that help address unmet needs.

The key areas of focus for our respiratory R&D are the development of differentiated respiratory therapies for patients using innovative delivery systems to deliver chemical and biological therapies. Our device strategy is intended to result in "device consistency," allowing physicians to choose the device that best matches a patient's needs both in terms of ease of use and effectiveness of delivery of the prescribed molecule, and includes three main types of devices: (i) Digihaler, which captures and shares objective inhaler use data; (ii) a breath-actuated inhaler ("BAI") used in QVAR RediHaler®; and (iii) RespiClick (U.S.) or Spiromax (EU), a novel inhalation-driven multi-dose dry powder inhaler ("MDPI").

Our legacy products include ProAir RespiClick and QVAR:

- **ProAir RespiClick** (albuterol sulfate) inhalation powder is a breath-actuated, multi-dose, dry-powder, short-acting beta-agonist inhaler for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm in patients four years of age and older.

- **QVAR** (beclomethasone dipropionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age or older. QVAR is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR may reduce or eliminate the need for systemic corticosteroids. Three generic manufacturers have filed ANDAs for the metered-dose inhaler ("MDI") presentation of QVAR. Teva filed suit against two of those ANDA filers in the U.S. District Court for the District of New Jersey. A settlement was reached with one of those two filers on December 5, 2022, and a trial was held against the other during November 2022. A decision is expected in the first half of 2023.

- **QVAR RediHaler** (beclomethasone dipropionate HFA) inhalation aerosol, a BAI, is indicated for the maintenance treatment of asthma as a prophylactic therapy in patients four years of age and older.

Our Digihaler portfolio is the first and only family of smart inhalers with built-in sensors that automatically capture objective inhaler use data that may help health care professionals and patients make more informed treatment decisions that may improve health outcomes. Our Digihaler portfolio consists of:

- **ProAir Digihaler** (albuterol sulfate 117 mcg) inhalation powder was launched in the U.S. in July 2020. Our rescue inhaler connects to a companion mobile application and provides inhaler use information for people with asthma and COPD.

- **ArmonAir Digihaler** (fluticasone propionate 113 mcg) inhalation powder was launched in the U.S. in September 2020. Our inhaled corticosteroid ("ICS") maintenance inhaler connects to a companion mobile application and provides inhaler use information for people with asthma.

- **AirDuo Digihaler** (fluticasone propionate 113 mcg and salmeterol 14 mcg) inhalation powder was launched in the U.S. in September 2020. Our dual-ICS and long-acting beta agonist maintenance inhaler connects to a companion mobile application and provides inhaler use information for people with asthma.

10

Additional products in our respiratory portfolio include:

- **BRALTUS** (tiotropium bromide) is a long-acting muscarinic antagonist, indicated for adult patients with COPD, delivered via the Zonda® inhaler. It was launched in Europe in August 2016.

- **CINQAIR/CINQAERO** (reslizumab) injection is a humanized interleukin-5 antagonist monoclonal antibody for add-on maintenance treatment of adult patients with severe asthma and with an eosinophilic phenotype. This biologic treatment was launched in the U.S. and in certain European countries in 2016 and in Canada in 2017.

- **AirDuo RespiClick** (fluticasone propionate and salmeterol inhalation powder) (and its authorized generic) is a combination of an inhaled corticosteroid and a long acting beta-agonist bronchodilator, approved in the United States for the treatment of asthma in patients aged 12 years and older who are uncontrolled on an ICS or whose disease severity clearly warrants the use of an ICS/long-acting beta2-adrenergic agonist combination.

For information on our innovative medicines pipeline, see "—Research and Development" below.

Other Activities

We have other sources of revenues, primarily the sale of APIs to third parties, certain contract manufacturing services and an out-licensing platform offering a portfolio of products to other pharmaceutical companies through our affiliate Medis.

We produce approximately 350 APIs for our own use and for sale to third parties in many therapeutic areas. APIs used in pharmaceutical products are subject to regulatory oversight by health authorities. We utilize a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, enzymatic synthesis, high potency manufacturing, plant extract technology, peptide synthesis, vitamin D derivatives synthesis and prostaglandins synthesis. Our advanced technology and expertise in the field of solid state particle technology enable us to meet specifications for particle size distribution, bulk density, specific surface area and polymorphism, as well as other characteristics.

We provide contract manufacturing services related to products divested in connection with the sale of certain business lines, as well as other miscellaneous items. Our other activities are not included in our North America, Europe and International Markets segments described above.

Research and Development

Our R&D activities span the breadth of our business, including generic medicines (finished goods and API), biosimilars, innovative medicines and OTC medicines.

All of our R&D activities are concentrated under one global group with overall responsibility for generics, biosimilars and innovative medicines, enabling better focus and efficiency.

A strong focus for Teva is the development of new generic medicines. We develop generic products for our North America, Europe and International Markets segments. Our focus is on developing complex formulations with complex technologies, which have higher barriers to entry. Generic R&D activities, which are carried out in development centers located around the world, include product formulation, analytical method development, stability testing, management of bioequivalence, bio-analytical studies, other clinical studies and registration of generic drugs in all of the markets where we operate. We also operate several clinics where most of our bioequivalent studies are performed as well as most of our phase 1 studies for innovative and biosimilar products. We have more than 1,200 generic products in our pre-approved global pipeline, which includes products in all stages of the approval process: pre-submission, post-submission and after tentative approval.

In addition, our generic R&D supports our OTC business in developing OTC products, as well as in overseeing the work performed by contract developers.

Our current R&D capabilities include solid oral dosage forms (such as tablets and capsules), inhalation, semi-solid and liquid formulations (such as ointments and creams), sterile formulations and other dosage forms, and delivery systems, such as matrix systems, special coating systems for sustained release products, orally disintegrating systems, sterile systems, such as vials, syringes, blow-fill-seal systems, long-acting release injectable, transdermal patches, oral thin film, drug device combinations and nasal delivery systems. In addition, we are in the process of developing multiple AB-rated respiratory programs and devices for our long active injectable pipeline.

We pursue biosimilar pipeline projects in other therapeutic and disease areas that leverage our global R&D and commercial areas of expertise. Biosimilar development activities, such as analytical method development, testing for analytical biosimilarity, pre-clinical work, clinical studies and regulatory strategy, are conducted in Teva's various global development sites.

Our innovative R&D product pipeline is focused on biologic and selected small molecule products. Innovative medicines development activities include preclinical assessment (including toxicology, pharmacokinetics, pharmacodynamics and pharmacology studies), clinical development (including pharmacology and the design, execution and analysis of global safety and efficacy trials), as well as regulatory strategy to deliver registration of our pipeline products. We develop novel innovative medicines in our core therapeutic and disease focus areas. We have neuroscience projects in areas such as migraine, movement disorders/neurodegeneration and neuropsychiatry. Our immunology projects are focused on respiratory medicines and include both novel compounds and delivery systems designed to address unmet patient needs.

Our API R&D division focuses on the development of processes and physical compound characterization for the manufacturing of APIs, including intermediates, synthetic and fermentation products, for both our generic and proprietary drugs. Our facilities in various locations worldwide include two large development centers focusing on synthetic products, three centers with specific expertise specializing in fermentation and semi-synthetic products, a center for oligonucleotides and peptides and centers for high-potency APIs. Our substantial investment in API R&D generates a steady flow of API products, supporting the timely introduction of generic products to market in compliance with increasing regulatory requirements. The API R&D division also seeks methods to continuously reduce API production costs, enabling us to improve our cost structure.

While our focus is on internal growth that leverages our R&D capabilities, we have entered into, and expect to pursue, in-licensing, acquisition and partnership opportunities to supplement and expand our existing innovative medicines and biosimilar pipeline (e.g., the transactions with Alvotech and Modag). In parallel, we evaluate and expand the development scope of our existing R&D pipeline products as well as our existing products for submission in additional markets.

Innovative Medicines Pipeline

Below is a description of key products in our innovative medicines pipeline as of February 1, 2023:

	Phase 2	Phase 3	Pre-Submission	Under Regulatory Review
Neuroscience		*Deutetrabenazine* Dyskinesia in Cerebral Palsy (September 2019) *Olanzapine LAI* Schizophrenia (September 2022)		*Risperidone LAI* Schizophrenia [1]
Immunology	*TEV-48574* Inflammatory Bowel Disease			
Other				*Digihaler*® (budesonide and formoterol fumarate dihydrate) (EU)
			Digihaler® (beclomethasone dipropionate HFA)(U.S.)	

(1) Developed under a license agreement with MedinCell. In August 2021, the FDA accepted the NDA for risperidone LAI, based on phase 3 data from two pivotal studies. In April 2022, the FDA issued a CRL regarding the NDA for risperidone LAI and in October 2022, we resubmitted the NDA. The FDA accepted our NDA and we await the FDA's response.

During 2022, development of the following projects was discontinued:

- TEV-53275 for respiratory; and

- fasinumab for the treatment of osteoarthritic pain.

Biosimilar Products Pipeline

We have additional biosimilar products in development internally and with our partners that are in various stages of clinical trials and regulatory review worldwide, including phase 3 clinical trials for biosimilars to Prolia® (denosumab), Xolair® (omalizumab) and Eylea® (afilbercept), a biosimilar to Lucentis® (ranibizumab) that was submitted in Canada, and biosimilars to Stelara® (ustekinumab) and to Humira® (adalimumab), each of which are currently under U.S. regulatory review.

Operations

We operate our business globally and believe that our global infrastructure provides us with the following capabilities and advantages:

- global R&D facilities that enable us to have a broad global generic pipeline and product line, as well as a focused pipeline of innovative medicines;

- API manufacturing capabilities that offer a stable, high-quality supply of key APIs, vertically integrated with our pharmaceutical operations;

- pharmaceutical manufacturing facilities approved by the FDA, EMA and other regulatory authorities located around the world, which offer a broad range of production technologies and the ability to concentrate production in order to achieve high quality and economies of scale; and

- high-volume, technologically advanced distribution facilities for solid dosage forms, injectable and blow-fill-seal, which are available mainly in North America, Europe, Latin America, India and Israel and that allow us to deliver new products to our customers quickly and efficiently, providing a cost-effective, safe and reliable supply.

These capabilities provide us with the means to respond on a global scale to a wide range of therapeutic and commercial requirements of patients, customers and healthcare providers.

Pharmaceutical Production

We operate 39 finished dosage and packaging pharmaceutical plants in 27 countries. These plants manufacture solid dosage forms, sterile injectables, liquids, semi-solids, inhalers, transdermal patches and other medicinal products. In 2022, we produced approximately 75 billion tablets and capsules and approximately 600 million sterile units.

The manufacturing sites located in North America, Europe, Latin America, India and Israel make up the majority of our production capacity.

We use several external contract manufacturers to achieve operational and cost benefits. We continue to strengthen our third-party operations unit to strategically work with our supplier base in order to meet cost, supply security and quality targets on a sustainable basis in alignment with our global procurement organization.

Our policy is to maintain multiple supply sources for APIs to appropriately mitigate risk in our supply chain to the extent possible. However, our ability to do so may be limited by regulatory and other requirements.

We closed or divested a significant number of manufacturing plants in the United States, Europe, Israel and Japan in connection with a restructuring plan. We are continuing our ongoing efforts to consolidate our manufacturing and supply network.

Raw Materials for Pharmaceutical Production

In general, we purchase our raw materials and supplies required for the production of our products in the open market. For some products, we purchase such raw materials and supplies from one source (the only source available to us) or a single source (the only approved source among many available to us), thereby requiring us to obtain such raw materials and supplies from that particular source. We mitigate, where possible, our raw material supply risks through inventory management and alternative sourcing strategies. See also "Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operations—Macroeconomic Environment."

We source a large portion of our APIs from our own manufacturing facilities. Additional APIs are purchased from suppliers located in Europe, Asia and the Americas. We have implemented a supplier audit program to ensure that our suppliers meet our high standards and are able to fulfill the requirements of our global operations.

We currently have 14 API production facilities, producing approximately 350 APIs in various therapeutic areas. Our API intellectual property portfolio includes hundreds of granted patents and pending applications.

We have expertise in a variety of production technologies, including chemical synthesis, semi-synthetic fermentation, enzymatic synthesis, high-potency manufacturing, plant extract technology, peptides synthesis, vitamin D derivatives synthesis and prostaglandins synthesis. Our advanced technology and expertise in the field of solid state particle technology enable us to meet specifications for particle size distribution, bulk density, specific surface area and polymorphism, as well as other characteristics.

Our API facilities are required to comply with applicable cGMP requirements under U.S., European, Japanese and other applicable quality standards. Our API plants are regularly inspected by the FDA, European agencies and other authorities, as applicable.

Patents and Other Intellectual Property Rights

We rely on a combination of patents, trademarks, copyrights, trade secrets and other proprietary know-how and regulatory exclusivities, as well as contractual protections, to establish and protect our intellectual property rights. We own or license numerous patents covering our products in the United States and other countries. We have also developed many brand names and own many trademarks covering our products. We consider the overall protection of our intellectual property rights to be of material value and act to protect these rights from infringement. We license or assign certain intellectual property rights to third parties in connection with certain business transactions.

Environment, Health and Safety

We are committed to business practices that promote socially and environmentally responsible economic growth. During 2022, we continued to make significant progress on our ESG strategy.

On Environment, Health and Safety ("EHS"), among other things, in 2022:

- we continued the implementation of our global EHS management system in all countries where we operate, which promotes proactive compliance with applicable EHS requirements, establishes EHS standards throughout our global operations and helps drive continuous improvement in our EHS performance;

- proactively evaluated EHS compliance through self-evaluation and an internal audit program in addition to some external audits, addressing non-conformities through appropriate corrective and preventative action; and

- continued to promote climate change mitigation and adaptation strategy according to international standards.

Please see the section entitled "Environmental" from Teva's 2021 ESG Progress Report (which is located on our website) for more detailed information regarding our environmental goals and activities. Nothing on our website, including Teva's 2021 ESG Progress Report or sections thereof, shall be deemed incorporated by reference into this Annual Report or any other filing with the U.S. Securities and Exchange Commission.

Quality

We are committed not only to complying with quality requirements but to developing and leveraging quality as a competitive advantage. In 2022, we completed numerous inspections by various regulatory agencies of our finished dosage pharmaceutical and API plants and we actively engaged in discussions with authorities to mitigate drug shortages and participated in several industry-wide task forces. We continue to focus on maintaining a solid and sustainable quality compliance foundation, as well as making quality a priority to foster continuous compliance. We seek to ensure that quality is an embedded part of our corporate culture and is reflected in all of our daily operations, delivering reliable and high quality products.

For information regarding significant regulatory events, see note 15 to our consolidated financial statements.

Competition

Sales of generic medicines have benefitted from increasing awareness and acceptance on the part of healthcare insurers and institutions, consumers, physicians and pharmacists around the world. Factors contributing to this increased awareness are the passage of legislation permitting or encouraging generic substitution and the publication by regulatory authorities of lists of equivalent pharmaceuticals, which provide physicians and pharmacists with generic alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of brand-name pharmaceuticals with generic products as a cost-savings measure in the purchase of, or reimbursement for, prescription pharmaceuticals.

In the United States, we are subject to competition in the generic drug market from domestic and international generic drug manufacturers and brand-name pharmaceutical companies through introduction of next-generation medicines, authorized generics, existing brand equivalents and manufacturers of therapeutically similar drugs. An increase in FDA approvals for existing generic products is increasing the competition on our base generic products. Price competition from additional generic versions of the same product typically results in margin pressures, which is causing some generics companies to increase focus on portfolio efficiency.

The European market continues to be even more competitive, especially in terms of pricing, higher quality standards, customer service and portfolio relevance. We are one of only a few companies with a pan-European footprint, while most of our European competitors focus on a limited number of selected markets or business lines. Our leadership position in Europe allows us to be a reliable partner to fulfill the needs of patients, physicians, pharmacies, customers and payers.

In our International Markets, our global scale and broad portfolio give us a significant competitive advantage over local competitors, allowing us to optimize our offerings through a combination of high quality medicines and unique go-to-market approaches.

Furthermore, in significant markets such as Japan and Russia, governments have issued or are in process of issuing regulations designed to increase generic penetration. Specifically, in Japan, ongoing regulatory pricing reductions and generic competition to off-patented products have negatively affected our sales in Japan. These conditions result in intense competition in generics, with generic companies competing for advantage based on pricing, time to market, reputation and customer service.

The biosimilars business is also highly competitive and continues to evolve as intellectual property protections for biological products continue to expire in the United States. While we believe that our biologics knowledge and experience provide us with competitive advantages, we anticipate significant competition in the biosimilar space. Risks related to commercialization of our prospective biosimilars include the number of competitors, potential for steeper than anticipated price erosion, and intellectual property challenges that may impact timely commercialization. There is also a risk of lower or slower uptake due to various factors that may differ among biosimilars such as competitive practices, physician hesitancy to prescribe biosimilars for certain therapeutic areas, and level of financial incentives (payer or government). We anticipate that the downward pressure on uptake may ease in the future as physicians and payers become increasingly aware of the benefits of biosimilars and more comfortable prescribing them.

Our innovative medicines business faces intense competition from both innovative and generic pharmaceutical companies. Our innovative medicines business may continue to be affected by price reforms and changes in the political landscape, following recent public debate in the United States. We believe that our primary competitive advantages include our commercial marketing teams, global R&D capabilities, the body of scientific evidence substantiating the safety and efficacy of our various medicines, our patient-centric solutions, physician and patient experience with our medicines and our medical capabilities, which are tailored to our product offerings, regional and local markets and the needs of our stakeholders.

Human Capital Management

Our People

Our employees are the heart of our Company. In the highly competitive pharmaceutical industry, it is imperative that we attract, develop and retain top talent on an ongoing basis. To do this, we seek to make Teva an inclusive, diverse and safe workplace, with meaningful compensation, benefits and wellbeing programs, and we offer training and leadership development programs that foster career growth.

Oversight

Our Human Resources and Compensation Committee, Compliance Committee and Board play key roles in overseeing culture and talent at Teva and devote time throughout the year to human capital strategy and execution in such areas as: inclusion and diversity, Company culture, employee engagement, training and development, recruiting and turnover, leadership development and succession planning. Management regularly updates the Board on internal metrics in these areas.

Employees

As of December 31, 2022, Teva's global workforce consisted of 36,826 employees. In 2022, the size of our global workforce continued to contract modestly as we continued our focus on network consolidation activities.

As a global company, we have employees in 58 countries around the world, representing a wide range of nationalities. In certain countries, we are party to collective bargaining agreements with certain groups of employees.

The following table presents our workforce headcount by employment type:

	December 31,		
	2022	2021	2020
Full-time	34,004	34,713	37,100
Part-time	1,121	1,266	1,272
Contractor	1,701	1,558	1,844
Total	36,826	37,537	40,216
Total full time equivalent	36,520	37,037	39,717

The following table presents our workforce headcount by geographic area (excluding contractors):

	December 31,		
	2022	2021	2020
North America	6,099	6,302	6,918
Europe	17,834	18,122	18,569
International Markets (excluding Israel)	7,952	7,955	9,210
Israel	3,240	3,600	3,675
Total (excluding contractors)	35,125	35,979	38,372

We monitor our employee turnover on an ongoing basis, as it is an important indicator in connection with our human capital management that informs our understanding of our retention, recruitment and talent engagement. Recently, we have been monitoring our turnover rates even more closely due to the current labor market dynamics and the increased external competition for talent observed globally.

Inclusion and Diversity

Inclusion and diversity are essential to our ability to innovate and to grow our business. We strive to create and sustain an inclusive and diverse work environment.

Teva's Position on Inclusion and Diversity outlines our commitment to establishing a comfortable, open environment across all business units, for all employees. Our Inclusion and Diversity ("I&D") framework, governed by our I&D task force, provides a foundation for embedding I&D across our business. Our dedicated global I&D lead is responsible for the execution of the global I&D framework, including strategy and initiatives, partnerships and alignment of activities across regions and business units.

We are committed to pay equity at all levels and we conduct equitable pay research and report our findings annually in our Progress ESG Report. For example, in 2021, the most recent year for which findings are available, we conducted comprehensive equitable pay research among 100% of our employees, and found that among those in the same level, function/profession and location, we pay our women employees an average of 1% more than our male employees in terms of annual base salaries.

In addition, we support recruitment, development and retention of individuals with diverse backgrounds. Our I&D task force monitors and assesses our I&D programs and efforts, using regular surveys and feedback to strengthen and adapt our programs, as needed. We seek to support our inclusive and diverse culture through employee resource groups ("ERGs"), mentoring programs, sponsorship, and training, among other things. For instance, we developed a global mentoring program for women, aimed at advancing women to senior leadership positions. In addition, in January 2022, we launched the Catalyst program, a group of senior leaders tasked with establishing a plan to support the progression of women to senior leadership roles.

In the U.S., the Teva Employee Resource Group Network represents ten distinct ERGs, which have a key role in creating a culture of inclusion and bringing together employees with shared characteristics and life experiences. These ERGs foster opportunities for networking, mentoring, collaboration, community outreach, career development, leadership training and cultural exchanges. Currently, our ERGs include groups for women, men, Black Heritage, Latinx, Asian Pacific Americans, Abilities (individuals with disabilities), Veterans, LGBTQ+, Working Families, and MERGE (multigenerational).

In Israel, we partnered with Co-Impact, a non-governmental organization focused on supporting employment among the Arab community. We developed a website in Arabic to support recruiting and videos to increase awareness about Teva and our efforts to promote I&D among potential candidates.

In addition, we provided mandatory training for all employees globally on fostering inclusive behavior, and we include an inclusive leadership module in all Teva global leadership development programs.

The following table presents percentage of our global employee population identifying as female and male, as of December 31, 2022:

	Female	Male
Total employees	46%	54%
Managers	48%	52%
Senior management	27%	73%

Health and Safety

The health and safety of our employees is critical to our ability to supply medicines to our patients. Our Environment, Health, Safety and Sustainability Policy and global Environment Health and Safety Management System guide our employee health and safety practices. We have implemented this system, which often exceeds regulatory requirements, to provide a global standard of care.

As our employees and communities continued to face the impact of the COVID-19 pandemic, protecting our employees remained our priority. We maintained and adapted global and country-level governance processes established at the start of the pandemic and implemented safety and wellbeing measures in line with public health best practices. In addition to keeping our employees safe, this allowed for the development, production and distribution of medicines across our supply chains to remain largely uninterrupted.

Employee Career Growth, Training and Development

We invest in employee career growth and development at Teva. Our talent development programs benefit employees individually by providing them with the resources they need to enhance their professional and management abilities, develop leadership skills and achieve their career aspirations, which in turn helps us to remain competitive in our industry.

We maintain a range of learning resources to support employees of all levels in developing skills and contributing to Teva's strategy, ultimately driving business performance. Much of our employee training is in-role, amplified by global online training and locally-tailored training modules to meet different challenges, help gain new leadership and essential skills and ensure compliance with our policies.

Our Teva Grow program for employees provides development in essential soft skills, success in a global setting and company knowledge. We also provide an extensive catalog of lessons from an online learning platform. For Teva managers, we refreshed our development programs to develop the skills, capabilities and mindset required of managers, taking into account the challenges of a disruptive environment and the importance of maintaining the wellbeing of our employees.

We focus on succession planning through global and local talent review processes that identify and accelerate successors' readiness to fill senior positions across Teva. In order to measure our success at promoting talent from inside our organization, we track the proportion of positions filled with internal candidates and other related statistics.

Compensation, Benefits and Wellbeing

We provide competitive compensation, health and retirement programs for our employees. We offer variable pay in the form of bonuses and stock-based compensation for eligible employees and have one global annual bonus plan.

In 2022, we began implementing our wellbeing strategy globally. In addition to having our first global wellbeing month dedicated to raising awareness of the importance of wellbeing, we leveraged practical tools and local programs to address the physical, financial, social and mental health needs of our employees and their families. We offer programs and initiatives that promote healthy diet, physical activity and mental wellbeing. For example, our organizations in many countries introduced or expanded employee assistance programs to cover psychological support and counseling for employees and their families and we included wellbeing as part of our managerial training programs.

During 2022, as the COVID-19 pandemic evolved and it became appropriate and safe again to work in the office in various countries, we continued the rollout of our updated remote work policy, allowing relevant employees to work remotely in accordance with certain parameters.

Employee Engagement and Satisfaction

To understand whether our human capital strategies are effective and are resonating with our employees, and where we can improve, we conduct an annual employee survey. In 2022, we achieved an 83% response rate. Results of the survey show that employee engagement levels have remained high and steady. Employees feel connected with Teva's mission and values, are confident in Teva's positive impact on society, and believe they are treated with respect. In addition, they feel they are able to be themselves at work, they are treated fairly regardless of personal background or characteristics, and that Teva promotes a culture of diversity and inclusiveness.

Management reviews the survey results closely to determine areas for improvement and creates action plans to address any gaps. Survey results are communicated to employees though global communications and town halls and shared with our Board of Directors.

Please see the section entitled "Social" from our Teva 2021 ESG Progress Report (which is located on our website) for more detailed information regarding our Human Capital programs and initiatives. Nothing on our website, including our 2021 ESG Progress Report or sections thereof, shall be deemed incorporated by reference into this Annual Report or any other filing with the Securities and Exchange Commission.

Regulation

United States

Food and Drug Administration and the Drug Enforcement Administration

All pharmaceutical manufacturers selling products in the United States are subject to extensive regulation by the United States federal government, principally by the FDA and the Drug Enforcement Administration ("DEA"), and, to a lesser extent, by state and local governments. The Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act ("CSA") and other federal and state statutes and regulations govern or influence the development, manufacture, testing, safety, efficacy, labeling, approval, storage, distribution, recordkeeping, advertising, promotion, sale, import and export of our products. Our facilities are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Noncompliance with applicable requirements may result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the government to enter into supply contracts or to approve NDAs, ANDAs or BLAs and criminal prosecution by the U.S. Department of Justice ("DOJ"). The FDA also has the authority to deny or revoke approvals of marketing applications and the power to halt the operations of non-complying manufacturers. Any failure to comply with applicable FDA policies and regulations could have a material adverse effect on our operations.

FDA approval is required before any "new drug" (including generic versions of previously approved drugs) may be marketed, including new strengths, dosage forms and formulations of previously approved drugs. Applications for FDA approval must contain information relating to bioequivalence (for generics), safety, toxicity and efficacy (for new drugs), product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. FDA procedures generally require that commercial manufacturing equipment be used to produce test batches for FDA approval. The FDA also requires validation of manufacturing processes so that a company may market new products. The FDA conducts pre-approval and post-approval reviews and plant inspections to implement these requirements.

The federal CSA and its implementing regulations establish a closed system of controlled substance distribution for legitimate handlers. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements upon legitimate handlers under the oversight of the DEA. The DEA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV, or V—with varying qualifications for listing in each schedule. Facilities that manufacture, distribute, conduct chemical analysis, import or export any controlled substance must register annually with the DEA. The DEA performs an inspection of all entities requesting a DEA registration prior to issuing a controlled substance registration for review of the facility and material security, material handling procedures, record keeping, and reporting procedures. The DEA also performs cyclical inspections of all DEA registrants to review accountability, record keeping, and security. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action, such as civil penalties, refusal to renew necessary registrations or the initiation of proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

The Drug Price Competition and Patent Term Restoration Act (the "Hatch-Waxman Act") established the procedures for obtaining FDA approval for generic forms of brand-name drugs. This act also provides market exclusivity provisions that can delay the approval of certain NDAs and ANDAs. One such provision allows a five-year period of data exclusivity for NDAs containing new chemical entities and a three-year period of market exclusivity for NDAs (including different dosage forms) containing new clinical trial(s) essential to the approval of the application. The Orphan Drug Act grants seven years of exclusive marketing rights to a specific drug for a specific orphan use. The term "orphan drug" refers, generally, to a drug that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application.

Under the Hatch-Waxman Act, any company submitting an ANDA or an NDA under Section 505(b)(2) of the Food, Drug, and Cosmetic Act (i.e., an NDA that, similar to an ANDA, relies, in whole or in part, on FDA's prior approval of another company's drug product; also known as a "505(b)(2) application") must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a "Paragraph IV" certification. In the case of ANDAs, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications until 180 days after the first commercial marketing. For both ANDAs and 505(b)(2) applications, when litigation is brought by the patent holder, in response to this Paragraph IV certification, the FDA generally may not approve the ANDA or 505(b)(2) application until the earlier of 30 months or a court decision finding the patent invalid, not infringed or unenforceable. Submission of an ANDA or a 505(b)(2) application with a Paragraph IV certification can result in protracted and expensive patent litigation.

Products manufactured outside the United States and marketed in the United States are subject to all of the above regulations, as well as to FDA, DEA and U.S. customs regulations at the port of entry. Products marketed outside the United States that are manufactured in the United States are additionally subject to various export statutes and regulations, as well as regulation by the country in which the products are to be sold.

Our products also include biopharmaceutical products that are comparable to brand-name biologics, as well as products that are approved as biosimilar versions of brand-name biological products. While regulations are still being developed by the FDA relating to the Biologics Price Competition and Innovation Act of 2009, which created a statutory pathway for the approval of biosimilar versions of brand-name biological products and a process to resolve patent disputes, the FDA has issued guidance to provide a roadmap for development of biosimilar products.

In September 2022, the FDA user fee reauthorization legislation, known as the FDA User Fee Reauthorization Act of 2022 ("FUFRA") was enacted in the United States. The agreements for pharmaceuticals, biosimilars and medical devices were negotiated with industry representatives over the course of 2021 to establish the amounts regulated companies would pay the FDA to support the product review process at the agency. Various fees must be paid by these manufacturers at different times, such as annually and with the submission of different types of applications. In return for this additional funding, the FDA has entered into agreements with each of the affected industries (known as the "user fee agreements") that commit the agency to interacting with manufacturers and reviewing applications such as NDAs, ANDAs and BLAs in certain ways, and taking action on those applications at certain times. The agency is obligated to set specific timelines to communicate with companies, meet with company product sponsors during the review process and take action on their applications.

The Inflation Reduction Act and Certain Government Programs

The Inflation Reduction Act ("IRA") of 2022 is the most significant pharmaceutical pricing reform to become law in the United States in the last two decades. Since 2019, pharmaceutical companies have been responsible for providing a 70% discount on branded prescription pharmaceuticals to Medicare Part D patients who had entered the coverage gap discount program, also known as the "donut hole."

The IRA restructures Medicare's benefit design and eliminates the Part D donut hole in 2025. Pharmaceutical manufacturers will be required to provide a 10% discount of all biosimilar and brand name prescription drugs covered under the Medicare Part D plan benefit during the initial coverage period before the beneficiary reaches the $2,000 out-of-pocket spending cap. Once the patient reaches the out-of-pocket spending cap, they enter catastrophic coverage and drug manufacture liability for biosimilar and brand name drugs increases to 20%.

In addition to the benefit redesign, the IRA modifies the "noninterference" clause of the Medicare Modernization Act of 2003 by requiring the U.S. Department of Health and Human Services ("HHS") to negotiate the prices of certain drugs and biologics. In particular, HHS is directed to negotiate a subset of medicines with the highest annual expenditures to Medicare Parts B and D that have been on the market for 9 years (or 13 years for biologics) without an available generic (or biosimilar) on the market.

Drugs with an available generic or biosimilar, certain drugs that represent a limited portion of Medicare program spending, drugs with an orphan designation as their only FDA approved indication, and all plasma-derived products are exempt from direct negotiation. The number of negotiated products will be phased in between 2026 and 2029, and the law sets a maximum fair price the manufacturer can charge based on the number of years the product has been on the market. The law allows HHS to levy an excise and civil monetary penalties against non-compliant manufacturers or those who refuse to negotiate.

The IRA also imposes rebate requirements on manufacturers of single-source generics and other drugs covered under Medicare Part B and Part D where the price of the drug increases faster than inflation. Multisource generics and all products with an average manufacturer's price less than $100 per year, per individual, are exempt from rebate requirements. Beginning on October 1, 2022 for Part D products and on January 1, 2023 for Part B products, CMS will monitor for products with price increases higher than the rate of inflation on a quarterly basis. Rebates will be calculated as the total number of units sold by the amount the product exceeds the inflation-adjusted price, with 2021 as the base year to measure cumulative changes relative to inflation. Noncompliant manufacturers will be subject to a civil monetary penalty of at least 125% of the calculated rebate amount.

Previously, the Patient Protection and Affordable Care Act ("ACA") of 2010 represented the most significant health care reform in the United States in over thirty years. It was passed to require individuals to have health insurance and to control the rate of growth in healthcare spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in healthcare delivery systems and the creation of health insurance exchanges.

The ACA requires the pharmaceutical industry to share in the costs of reform by increasing Medicaid rebates, expanding Medicaid rebates to Medicaid managed care programs and funding of pharmaceutical costs for Medicare. Additionally, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately $2.8 billion in 2019 and each year thereafter. The tax is apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

The Centers for Medicare & Medicaid Services ("CMS") administer the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Generally, for generic drugs marketed under ANDAs, manufacturers (including Teva) are required to rebate 13% of the average manufacturer price, and for products marketed under NDAs or BLAs, manufacturers are required to rebate the greater of 23.1% of the average manufacturer price or the difference between such price and the commercial best price during a specified period. An additional rebate for products marketed under ANDAs, NDAs or BLAs is payable if the average manufacturer price increases at a rate higher than inflation and other methodologies apply to new formulations of existing drugs.

Various state Medicaid programs have implemented voluntary supplemental drug rebate programs that may provide states with additional manufacturer rebates in exchange for preferred status on a state's formulary or for patient populations that are not included in the traditional Medicaid drug benefit coverage. In addition, a number of states, including New York, have enacted legislation that requires entities to pay assessments or taxes on the sale or distribution of opioid medications in order to address the misuse of prescription opioid medications.

Europe

General

In Europe, marketing authorizations for pharmaceutical products may be obtained either through a centralized procedure for a license valid in all member countries of the European Union, which is granted by the EMA, or licenses granted by the national competent authorities via a mutual recognition procedure which requires submission of applications in other chosen member states following approval by a so-called reference member state, a decentralized procedure that entails simultaneous submission of applications to chosen member states or occasionally through a local national procedure.

During 2022, we continued to register products in the European Union, primarily using the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use, on occasion, the mutual recognition and centralized procedures.

The European pharmaceutical industry is highly regulated and much of the legislative and regulatory framework is driven by the European Commission, together with the European Parliament and the Council of Europe. This has many benefits, including the potential to harmonize standards across the complex European market, but it also has the potential to create complexities affecting the entire European market.

European Union

The medicines regulatory framework of the European Union requires that medicinal products, including generic versions of previously approved products and new strengths, dosage forms and formulations of previously approved products, receive a marketing authorization before they can be placed on the market in the European Union. Authorizations are granted after a favorable assessment of quality, safety and efficacy by the respective health authorities. To comply with formal requirements, the application must contain the quality related information of the product (chemical, physical, biological and microbiological data, information about manufacturing process, raw materials, packaging and labelling data, quality control procedures), data confirming product safety (toxicological and pharmacological information), and product efficacy information (clinical studies or clinical trials).

In order to control expenditures on pharmaceuticals, most member states of the European Union regulate the pricing of such products and in some cases limit the range of different forms of a drug available for prescription by national health services. These controls can result in considerable price differences among member states.

In addition to patent protection, exclusivity provisions in the European Union may prevent companies from applying for marketing approval for a generic product for eight years (or ten years for orphan medicinal products) from the date of the first marketing authorization of the original product in the European Union. Further, the generic product will be barred from market entry (marketing exclusivity) for a further two years, with the possibility of extending the market exclusivity by one additional year under certain circumstances. As part of the European Commission's review of the general pharmaceutical legislation, the provisions relating to regulatory exclusivity are currently under review. Proposed changes are expected to be published in 2023, although the implementation date and transitional provisions are unclear.

The term of certain pharmaceutical patents may be extended in the European Union by up to five years upon grant of Supplementary Patent Certificates ("SPC"). The purpose of this extension is to increase effective patent life (i.e., the period between grant of a marketing authorization and patent expiry) to 15 years.

Subject to the respective pediatric regulation, the holder of an SPC may obtain a further patent term extension of up to six months under certain conditions. This six-month period cannot be claimed if the license holder claims a one-year extension of the period of marketing exclusivity based on the grounds that a new pediatric indication brings a significant clinical benefit in comparison with other existing therapies.

In July 2019, the SPC Manufacturing Waiver Regulation came into force in the European Union (subject to certain conditions) allowing products manufactured prior to SPC expiry to be exempt from SPC infringement if such products are manufactured for export to non-European Union markets or for launch in the European Union upon expiry of the SPC. This waiver applies from July 2, 2022 to all SPCs that came into effect after July 1, 2019 or, if the SPC was applied for after July 1, 2019, from the date the SPC comes into effect. This legislation is due to be reviewed prior to July 2024.

Orphan designated products, which receive, under certain conditions, a blanket period of ten years of market exclusivity, may receive an additional two years of exclusivity instead of an extension of the SPC if the requirements of the pediatric regulation are met. The criteria and protection period for orphan designated products are currently under review by the European Commission, with proposed changes expected to be published in 2023.

The legislation also allows for R&D work during the patent term for the purpose of developing and submitting registration dossiers.

In November 2020 the European Commission published a "Pharmaceutical strategy for Europe," which sets out a suite of policies that will shape the future European regulatory environment. These wide-ranging policies represent a multi-year program aimed, through review and revision of existing legislation, to provide a flexible regulatory system that, amongst other things, will lead to accelerated availability of medicines and promote sustainability of that system.

On December 31, 2020, the United Kingdom formally left the European Union (also known as "Brexit"). Legislative changes are expected as the UK government begins to enact national legislation in place of certain provisions which derive from EU legislation. Although certain regulatory and technical challenges remain, we continue to have processes and contingencies in place to minimize their impact, and to maintain our ability to supply medicines to patients in the United Kingdom, and to supply medicines made in the United Kingdom to other markets.

Medical Devices

Although not subject to FDA regulation as standalone medical devices, certain of our products are regulated as medical devices in the European Union. In 2017, the European Union adopted the European Union Medical Device Regulation ("EU MDR"), replacing the prior European Union Medical Device Directive ("EU MDD") framework. The EU MDR specifies new risk classification rules, as well as changes to clinical studies, post-marketing surveillance, device traceability and oversight by notified bodies. The EU MDR became applicable on May 26, 2021. Devices certified under the prior EU MDD regime may continue to be first placed on the market whilst their certificates remain valid provided there are no significant changes in the design or intended purpose; however, any devices placed on the market for the first time after May 27, 2024 must comply in full with EU MDR. From May 27, 2025 all medical devices sold in the European Union must be fully MDR compliant. In the

U.K., the EU MDD, as adopted into U.K. law, remains applicable to all medical devices, although new UK legislation relating to medical devices is expected in 2024.

International Markets

In addition to regulations in the United States and Europe, we, and our partners, are subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales, marketing and distribution of our products. Such regulations may be similar or, in some cases, more stringent than those applicable in the United States and Europe.

Whether or not we, or our partners, obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of such product in those countries. The requirements and processes governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In addition, we, and our partners, may be subject to foreign laws and regulations and other compliance requirements, including, without limitation, anti-kickback laws, false claims laws and other fraud and abuse laws, as well as laws and regulations requiring transparency of pricing and marketing information and governing the privacy and security of personal information. The majority of the countries in which we market our products have enacted privacy regulation. In 2022, the existing privacy legislation in Russia and Japan were amended. We and our partners are implementing measures as needed to comply with such privacy requirements.

If we, or our partners, fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Miscellaneous Regulatory Matters

We are subject to various national, regional and local laws of general applicability, such as laws regulating working conditions. We are also subject to country specific data protection laws and regulations applicable to the collection and processing of personal data around the world. In addition, we are subject to various national, regional and local environmental protection laws and regulations, including those governing the emission of material into the environment. We are also subject to various national, regional and local laws regulating how we interact with healthcare professionals and representatives of government that impact our promotional and other commercial activities. Additionally, we may be subject in the future to various new national, regional and local laws and regulations, such as the NIS2 Directive, the EU Digital Services Act, the European Health Data Space and the EU Artificial Intelligence Regulation, which could impact our business activities.

Data exclusivity provisions exist in many countries around the world and may be introduced in additional countries in the future, although their application is not uniform. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand-name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after the patent protection has expired.

In July 2020, the European Court of Justice in a case known as "Schrems II", invalidated the adequacy of the EU-US Privacy Shield Certification Programme under the EU General Data Protection Regulation ("GDPR"). In the same year, the European Commission updated its Standard Contractual Clauses, one mechanism under Chapter V of the GDPR to lawfully allow transfers of personal data outside the EU. As a result, companies are required to conduct and document comprehensive data transfer assessments, and if supplementary measures cannot address an adequate level of protection, then such transfers shall be restricted. In March 2022, the European Commission and the U.S. Administration announced that they had reached an agreement in principle on a new EU-U.S. Data Privacy Framework, which will address the concerns raised in the Schrems II decision; additionally, in October 2022, the U.S. announced an Executive Order implementing this principle into U.S. law, both of which were important steps in order to facilitate trans-Atlantic data flows from the EU to the U.S. We continue to monitor these developments and to address requirements regarding data transfers.

In the United States, the legislative and regulatory landscape for data privacy and protection continues to evolve with an increasing focus on privacy and data protection issues. The Federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, "HIPAA") mandates the adoption of specific standards for electronic transactions and code sets that are used to transmit certain types of health information. HIPAA also sets forth federal rules protecting the privacy and security of protected health information ("PHI"). The law provides both criminal and civil fines and penalties for covered entities that fail to comply with HIPAA. In 2009, the law was amended to impose certain of the HIPAA privacy and security requirements directly upon business associates of covered entities and significantly increased the monetary penalties for violations of HIPAA. During 2022, certain of Teva's U.S. entities have become subject to HIPAA as business associates. We have established administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of PHI maintained or transmitted by such entities.

Additionally, the California Consumer Privacy Act ("CCPA") established a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Further, the California Privacy Rights Act ("CPRA"), effective January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022), creates additional obligations with respect to processing and storing personal information. While clinical trial data and information governed by HIPAA are currently exempt from the current versions of the CCPA and CPRA, other personal information may be applicable and possible changes to the CCPA and CPRA may broaden its scope.

In October 2015, the European Commission adopted regulations providing detailed rules for the safety features appearing on the packaging of medicinal products for human use. This legislation, part of the Falsified Medicines Directive ("FMD"), is intended to prevent counterfeit medicines entering into the supply chain and will allow wholesale distributors and others who supply medicines to the public to verify the authenticity of the medicine at the level of the individual pack. The safety features comprise a unique identifier and a tamper-evident seal on the outer packaging, which are to be applied to certain categories of medicines. FMD is effective as of February 2019. Teva's packaging sites, distribution centers and contract manufacturing operators ("CMOs") for the European market comply with this new requirement.

In November 2013, the federal Drug Supply Chain Security Act (the "DSCSA") became effective in the United States, mandating an industry-wide, national serialization system for pharmaceutical packaging with a ten-year phase-in process. By November 2018, all manufacturers and re-packagers were required to mark each prescription drug package with a unique serialized code. Teva's packing sites, distribution centers and CMOs for the U.S. market comply with the new requirements. In addition, under the DSCSA, Teva is required by November 2023, to provide to downstream trading partners, serial number specific transaction details. This will require additional modification to the packing sites, distribution centers and CMOs for the U.S. market. Subsequently, in February 2019, the EU enacted the Falsified Medicines Directive ("FMD"), traceability requirements for drug products, which Teva complies with as well. Other countries are following suit with variations of two main requirements: (i) to be able to associate the unit data with the uniquely-identified shipping package, or (ii) to report the data for tracking and tracing of products, reimbursements and other purposes. Certain countries, such as Russia, China, Korea, Turkey, Argentina, Brazil and India (for exported products), already have laws mandating serialization and aggregation and we are working to comply with these requirements. Other countries, including India (domestic market), Indonesia, Kazakhstan, Malaysia, Taiwan, Ukraine and other Latin American countries are currently considering mandating similar requirements.

Available Information

Our main corporate website address is http://www.tevapharm.com. Copies of our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K filed or furnished to the U.S. Securities and Exchange Commission (the "SEC"), and any amendments to the foregoing, will be provided without charge to any shareholder submitting a written request to our company secretary at our principal executive offices or by sending an email to TevaIR@tevapharm.com. All of our SEC filings are also available on our website at http://www.tevapharm.com, as soon as reasonably practicable after having been electronically filed or furnished to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information on our website is not, and will not be deemed, a part of this Report or incorporated into any other filings we make with the SEC. We also file our annual reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the Tel Aviv Stock Exchange (the "TASE") at www.tase.co.il.

Our 2022 ESG Progress report, which will provide enhanced ESG disclosures, is expected to be published in May 2023. Information in our ESG Progress Report shall not be deemed incorporated by reference into this Annual Report or any other filing with the SEC.

ITEM 1A. RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. For a summary of the risk factors included in this Item 1A and for further details on our forward-looking statements, see "Forward-Looking Statements and Summary of Risk Factors" on page 1.

Risks related to our ability to successfully compete in the marketplace

Sales of our generic medicines comprise a significant portion of our business, and we are subject to the significant risks associated with the generic pharmaceutical business.

In 2022, total revenues from sales of our generic medicines in all our business segments were $8,601 million, or 58% of our total revenues. Generic pharmaceuticals are, as a general matter, less profitable than innovative medicines, and have faced price erosion in each of our business segments, placing even greater importance on our ability to continually introduce new products. We have become more dependent on sales of our generics medicines and are increasingly subject to market and regulatory factors and other risks affecting generic pharmaceuticals worldwide.

In recent years, our business has experienced increased volatility in volumes due in large part to global supply chain issues and the COVID-19 pandemic. In 2022, the global economy was continuing to recover from the impacts of the COVID-19 pandemic and also began experiencing additional macroeconomic pressures such as rising inflation and disruptions to the global supply chain, in part resulting from the ongoing conflict between Russia and Ukraine. Due to the complexity of our supply chain, we have experienced supply discontinuities due to macroeconomic issues, regulatory actions, including sanctions and trade restrictions, labor disturbances and approval delays, which impacted our ability to timely meet demand in certain instances. These adverse market forces have a direct impact on our overall performance. Any such disruptions could have a material adverse impact on our business and our results of operation and financial condition.

We also expect to continue to experience significant adverse challenges in the U.S. generics market deriving from limitations on our ability to influence generic medicine pricing in the long term and a decrease in value from future launches and growth. These and other challenges have required us to recognize significant goodwill impairments in past years. If we experience further difficulty in this market, this may continue to adversely affect our revenues and profits from our North America business segment or cause us to recognize one or more goodwill impairments relating to this reporting unit.

Sales of our generic products may be adversely affected by the concentration of our customer base and commercial alliances among our customers.

A significant portion of our sales are made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers have undergone significant consolidation and formed various commercial alliances, which may continue to increase the pricing pressures that we face in the United States. The presence of large buying groups, and the prevalence and influence of managed care organizations and similar institutions, have increased pressure on price, as well as terms and conditions required to do business. There are three large Group Purchasing Organizations ("GPOs") that account for more than 80% of generics purchases in the United States in 2022, which provides each of them with significant bargaining power. We expect the trend of increased pricing pressures from our customers and price erosion in the U.S. generics market to continue.

Furthermore, the traditional model for distribution of pharmaceutical products is also undergoing disruption as a result of the entry or potential entry of new competitors and significant mergers among key industry participants, including Mylan and Pfizer's Upjohn merger in November 2020, forming Viatris Inc. In addition, several major hospital systems in the United States announced a plan to form a nonprofit company that will provide U.S. hospitals with a number of generic drugs. These and similar changes to the traditional supply chain could lead to our customers having increased negotiation leverage and to additional pricing pressure and price erosion.

Our net sales may also be affected by fluctuations in the buying patterns of our significant customers, whether resulting from seasonality, pricing, wholesaler buying decisions or other factors. In addition, since a significant portion of our U.S. revenues is derived from relatively few key customers, any financial difficulties experienced by a single key customer, or any delay in receiving payments from such a customer, could have a material adverse effect on our business, financial condition and results of operations.

Our revenues and profits from generic products may decline as a result of competition from other pharmaceutical companies and changes in regulatory policy.

Our generic drugs face intense competition. Prices of generic drugs may, and often do, decline, sometimes dramatically, especially as additional generic pharmaceutical companies receive approvals and enter the market for a given product and competition intensifies. Consequently, our ability to sustain our sales and profitability on any given product over time is affected by the number of companies selling such product, including new market entrants, and the timing of their approvals. The goals established under the Generic Drug User Fee Act, and increased funding of the FDA's Office of Generic Drugs, have led to more and faster generic approvals, and consequently increased competition for some of our products. The FDA has stated that it has established new steps to enhance competition, promote access and lower drug prices and is approving record-breaking numbers of generic applications. While these FDA improvements are expected to benefit our generic product pipeline, they will also benefit competitors that seek to launch products in established generic markets where we currently offer products.

Furthermore, brand pharmaceutical companies continue to manage products in a challenging environment through marketing agreements with payers, pharmacy benefits managers and generic manufacturers. For example, brand companies often sell or license their own generic versions of their products, either directly or through other generic pharmaceutical companies (so-called "authorized generics"). No significant regulatory approvals are required for authorized generics, and brand companies do not face any other significant barriers to entry into such market. Brand companies may seek to delay introductions of generic equivalents through a variety of commercial and regulatory tactics. Many pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic (including biosimilar) competition. These efforts have included pursuing new patents for existing products to extend patent protection; selling the brand product as their own generic equivalent (an authorized generic); using the Citizen Petition process to request amendments to FDA standards or otherwise delay generic (or biosimilar) drug approvals; seeking changes to U.S. Pharmacopeia, an organization which publishes industry recognized compendia of drug standards; using the legislative and regulatory process to have drugs reclassified or rescheduled; attaching patent extension amendments to unrelated federal legislation; and entering into agreements with pharmacy benefit management companies to block the dispensing of generic (including biosimilar) products. These actions may increase the costs and risks of our efforts to introduce generic products and may delay or prevent such introduction altogether.

In addition, the U.S. Congress and various state legislatures in the United States have passed, or have proposed passing, legislation that could have an adverse impact on pharmaceutical manufacturers' ability to (i) settle litigation initiated pursuant to the Hatch-Waxman Act and Biologics Price Competition and Innovation Act ("BPCIA"); (ii) secure the full benefit of first-to-file regulatory approval status secured under the Hatch-Waxman Act; and (iii) recover their investments into the development of an innovative, generic or biosimilar product. Hatch-Waxman and BPCIA create various pathways for generic drug manufacturers to secure accelerated approvals of their abbreviated new drug applications and abbreviated biologics license applications. The new laws and proposals from the federal and state governments could serve to change, directly and indirectly, the Hatch-Waxman Act and BPCIA, including the incentives to develop generic and biosimilar products, as well as the ability of generic manufacturers to accelerate the launch of their new generic and biosimilar products. They also could impact the ability of brand manufacturers to protect their investments in the intellectual property associated with their branded specialty and innovative biologic products. Additionally, the enactment of the Inflation Reduction Act of 2022 (the "IRA") represents the most significant pharmaceutical pricing reform in the United States to date and includes legislative changes that could lead to greater pricing pressures on our products such as amendments to (i) eliminate the "donut hole" under the Medicare Part D program beginning in 2025; (ii) modify the "noninterference" provisions of the Medicare Part D enabling statute to require the U.S. Department of Health and Human Services ("HHS") to negotiate the prices of a subset of drugs and biologics with the highest annual expenditures under Medicare Parts B and D; and (iii) impose rebate requirements on manufacturers of certain single-source drugs and biologics covered under Medicare Part B and any Part D covered, FDA-approved drug or biologic or biosimilar, as well as generic drugs. A number of state legislatures have also begun considering legislation that would implement IRA-like frameworks for state regulated insurance markets. We continue to monitor these legislative developments, evaluate whether any changes to our business practices and operations are necessary in order to comply with such legislative reforms and advocate for policies that support both innovation and access to high quality medicines for patients. However, we cannot accurately predict the ultimate impact of such legislative developments on our business or whether additional changes in regulatory policies will occur in the future.

We have experienced, and may continue to experience, delays in launches of our new generic products.

Although we believe we have one of the most extensive pipelines of generic products in the industry, in recent years we were unable to successfully execute a number of generic launches and these challenges may continue in the foreseeable future. As a result of delays we have experienced in the timing of launches, we may not be able to realize the economic benefits anticipated in connection with our planned launch timing. If we cannot execute timely launches of new products, we may not be able to offset the increasing price erosion on existing products in the United States resulting from pricing pressures and accelerated generics approvals for competing products. Such unsuccessful launches can be caused by many factors, including, delays in regulatory approvals, lack of operational or clinical readiness or patent litigation. Failure or delays to execute launches of new generic products could have a material adverse effect on our business, financial condition and results of operations.

The increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products may adversely affect our revenues and profits.

Our ability to achieve continued growth and profitability through sales of generic pharmaceuticals is dependent on our continued success in challenging patents, developing non-infringing products or developing products with increased complexity to provide opportunities with U.S. market exclusivity or limited competition.

To the extent that we succeed in being the first to market a generic version of a product, and particularly if we are the only company authorized to sell the generic product during the 180-day period of exclusivity in the U.S. market as provided under the Hatch-Waxman Act, our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor's introduction of a generic product. Even after the exclusivity period ends, there is often continuing benefit from having the first generic product in the market.

However, the number of generic manufacturers targeting significant new generic opportunities with exclusivity under the Hatch-Waxman Act, or which are complex to develop, has increased in recent years. Additionally, many of the smaller generic manufacturers have increased their capabilities, level of sophistication and development resources in recent years. The FDA has also been limiting the availability of exclusivity periods for new products, which reduces the economic benefit from being first-to-file for generic approvals. The failure to maintain our industry-leading performance in the United States on first-to-file opportunities and to develop and commercialize high complexity generic products could adversely affect our sales and profitability.

The 180-day market exclusivity period is triggered by commercial marketing of the generic product. However, the exclusivity period can be forfeited by failure to obtain approval or to launch a product within a specified time or if certain conditions are met, some of which may be outside our control. Accordingly, we may face the risk that our exclusivity period is forfeited before we are able to commercialize a product.

We may be unable to take advantage of the increasing number of high-value biopharmaceutical opportunities.

We aim to be a global leader in biopharmaceuticals. We are developing a product pipeline and manufacturing capabilities for biosimilar products, which are expected to make up an increasing proportion of the high-value generic opportunities in the coming years. The development, manufacture and commercialization of biopharmaceutical products require specialized expertise and are very costly and subject to complex regulation, which is still evolving. Due to the complex process and significant financial and other resources required to develop biosimilars, obstacles and delays, including budget constraints may arise, which increase the cost of development or force us to abandon a potential product in which we may have invested substantial amounts of time and resources. We were behind many of our competitors in developing biopharmaceuticals and are making and still require significant investments and collaborations with third parties to benefit from these opportunities. Failure to develop and commercialize biopharmaceuticals, either by us or through collaborations with third parties, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our innovative medicines face intense competition from companies that have greater resources and capabilities.

We face intense competition to our innovative medicines. Many of our competitors are larger and/or have substantially more experience in the development, acquisition and marketing of branded, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, we must demonstrate the benefits of our products relative to competing products that are often more familiar or otherwise better established to physicians, patients and third-party payers. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices. For example, the following may have a significant effect on our financial results and cash flow:

- Our future success depends on our ability to maximize the growth and commercial success of AUSTEDO. If our revenues derived from AUSTEDO do not increase as expected or if we lose market share to competing therapies, it may have an adverse effect on our results of operations.

- AJOVY faces strong competition from two products that were introduced into the market around the same time and are competing for market share in the same space, as well as from other emerging competing therapies, including oral calcitonin gene-related peptide ("CGRP") products.

- COPAXONE faces increasing competition from generic versions in the U.S. and competing glatiramer acetate products in Europe, as well as from orally-administered therapies. Following the approval of generic competition, COPAXONE's revenues and profitability have decreased. We expect the trend of decreasing revenues and profitability for COPAXONE to continue in the future.

In addition, our innovative medicines require much greater use of a direct sales force than does our core generics business. Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel. Competition for qualified sales personnel is intense. We may also need to enter into co-promotion, contract sales force or other such arrangements with third parties, for example, where our own direct sales force is not large enough or sufficiently well-aligned to achieve maximum market penetration. Any failure to attract or retain qualified sales personnel or to enter into third-party arrangements on favorable terms could prevent us from successfully maintaining current sales levels or commercializing new innovative medicines.

If generic or biosimilar products that compete with any of our innovative medicines are approved and sold, sales of our innovative medicines will be adversely affected.

Certain of our leading innovative medicines face patent challenges and impending patent expirations. For example, following our own launch of a ProAir authorized generic in the U.S. in January 2019, the launch of an additional generic version of Ventolin® HFA and other generic versions of ProAir in 2020, we discontinued marketing ProAir HFA in October 2022, while focusing our marketing efforts on albuterol sulfate inhalation aerosol (our ProAir authorized generic) and ProAir Digihaler (albuterol sulfate 117 mcg). Some of our other innovative medicines have recently become susceptible to generic competition, such as TREANDA in 2022, and we reached agreements with Lupin and Aurobindo to resolve the disputes in connection with their ANDAs filed for generic deutetrabenazine (AUSTEDO).

Generic equivalents and biosimilars for branded pharmaceutical products are typically sold at lower costs than the branded products. After the introduction of a competing generic product, a significant percentage of the prescriptions previously written for the branded product are often written for the generic version. Legislation enacted in most U.S. states allows or, in some instances, mandates that a pharmacist dispense an available generic equivalent (or interchangeable biosimilar) when filling a prescription for a branded product in the absence of specific instructions from the prescribing physician. Branded products typically experience a significant loss in revenues following the introduction of a competing generic (or biosimilar) product, even if the branded product is still subject to an existing patent since generic manufacturers may offer generic (or biosimilar) products while patent litigation is pending. Our innovative medicines are or may become subject to competition from generic equivalents because our patent protection expired or may expire soon. In addition, we may not be successful in our efforts to obtain additional patent protection for our innovative medicines through the development and commercialization of proprietary product improvements and new and enhanced dosage forms.

Investments in our pipeline of innovative medicines and other products may not achieve expected results.

We must invest significant resources to develop innovative medicines and biosimilars, both through our own efforts and through collaborations with, and in-licensing or acquisition of products from, third parties. We have entered into, and expect to pursue, in-licensing, acquisition and partnership opportunities to supplement and expand our existing innovative medicines and biosimilar pipeline (e.g., the transactions with Alvotech and Modag).

The development of innovative medicines involves processes and expertise different from those used in the development of generic medicines, which increase the risk of failure. For example, the time from discovery to commercial launch of an innovative medicine can be 15 years or more and involves multiple stages, including intensive preclinical and clinical testing and highly complex, lengthy and expensive approval processes, which vary from country to country. The longer it takes to develop a new product, the less time that remains to recover development costs and generate profits.

During each stage, we may encounter obstacles that delay the development process and increase expenses, potentially forcing us to abandon a potential product in which we may have invested substantial amounts of time and resources. These obstacles may include preclinical failures, difficulty enrolling patients in clinical trials, delays in completing formulation and other work needed to support an application for approval, adverse reactions or other safety concerns arising during clinical testing, insufficient clinical trial data to support the safety or efficacy of the product candidate, widespread supply chain breakdowns, delays as a result of new requirements implemented by health authorities such as the U.S. FDA and EMA requirement on material use, and delays or failure to obtain the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

When we enter into partnerships, joint ventures or strategic alliances with third parties, such as our collaborations with Alvotech and Modag, we face the risk that some of these third parties may fail to perform their obligations, which in certain circumstances include obtaining regulatory approvals, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals.

There is a trend in the innovative medicines industry of seeking to "outsource" drug development by acquiring companies with promising drug candidates and we face substantial competition from historically innovative companies, as well as companies with greater financial resources than us, for such acquisition targets.

Our success depends on our ability to develop and commercialize additional pharmaceutical products.

Our financial results depend upon our ability to develop and commercialize additional generic, innovative and biosimilar products in a timely manner, particularly in light of the generic competition to our existing innovative medicines. Commercialization requires that we successfully develop, test and manufacture pharmaceutical products. All of our products must receive regulatory approval and meet (and continue to comply with) regulatory and safety standards; if health or safety concerns arise with respect to a product, we may be forced to withdraw it from the market. Developing and commercializing additional pharmaceutical products is also subject to difficulties relating to the availability, on commercially reasonable terms, of raw materials, including API and other key ingredients; preclusion from commercialization by the proprietary rights of others; the costs of manufacture and commercialization; costly legal actions brought by our competitors that may delay or prevent development or commercialization of a new product; and delays and costs associated with the approval process of the FDA and other U.S. and international regulatory agencies.

The development and commercialization process, particularly with respect to innovative medicines and biosimilar medicines, as well as the complex generic medicines that we increasingly focus on, is both time-consuming and costly, and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect. Necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to produce and market such products successfully and profitably. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products.

We depend on the effectiveness of our patents, confidentiality agreements and other measures to protect our intellectual property rights.

The success of our innovative medicines business depends substantially on our ability to obtain patents and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative medicines, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Currently pending patent applications may not result in issued patents or be approved on a timely basis or at all. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may be challenged or circumvented by competitors or governments.

Efforts to defend the validity of our patents are expensive and time-consuming, and there can be no assurance that such efforts will be successful. Our ability to enforce our patents also depends on the laws of individual countries and each country's practices regarding the enforcement of intellectual property rights. The loss of patent protection or regulatory exclusivity on innovative medicines could materially impact our business, results of operations, financial condition and prospects.

We also rely on trade secrets, unpatented proprietary know-how, trademarks, regulatory exclusivity and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. These measures may not provide adequate protection for our unpatented technology. If these agreements are breached, it is possible that we will not have adequate remedies. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or we may not be able to maintain the confidentiality of information relating to such products. If we are unable to adequately protect our technology, trade secrets or proprietary know-how, or enforce our intellectual property rights, our results of operations, financial condition and cash flows could suffer.

Risks related to our substantial indebtedness

We have substantial debt of $21,212 million as of December 31, 2022, which requires significant interest and principal payments, requires compliance with certain covenants and restricts our ability to incur additional indebtedness or engage in other transactions.

Our consolidated debt was $21,212 million at December 31, 2022, compared to $23,043 million at December 31, 2021. If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional debt or equity capital or sell our assets. We might then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all. Any refinancing of our indebtedness could be at significantly higher interest rates, incur significant transaction fees or include more restrictive covenants. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" and note 9 to our consolidated financial statements for a detailed discussion of our outstanding indebtedness.

We may have lower-than-anticipated cash flows in the future, which could further reduce our available cash. Although we believe that we will have access to cash sufficient to meet our business objectives and capital needs, this reduced availability of cash could constrain our ability to grow our business. Our unsecured syndicated sustainability-linked revolving credit facility ("RCF") contains certain covenants, including certain limitations on incurring liens and indebtedness and maintenance of certain financial ratios, including a maximum leverage ratio, which becomes more restrictive over time. Under specified circumstances, including non-compliance with any of the covenants and the unavailability of any waiver, amendment or other modification thereto, we will not be able to borrow under the RCF. Additionally, violations of the covenants, under certain circumstances, would result in an event of default in all borrowings under the RCF and, when greater than a specified threshold amount as set forth in each series of senior notes and sustainability-linked senior notes is outstanding, could lead to an event of default under our senior notes and sustainability-linked senior notes due to cross acceleration provisions.

As of December 31, 2022, we were in compliance with all applicable financial ratios. We continue to take steps to reduce our debt levels and improve profitability to ensure continual compliance with the financial maintenance covenants. If such covenants will not be met, we believe we will be able to renegotiate and amend the covenants, or refinance the debt with different repayment terms to address such situation as circumstances warrant. Although we have successfully negotiated amendments to our loan agreements in the past, we cannot guarantee that we will be able to amend such agreements on terms satisfactory to us, or at all, if required to maintain compliance in the future. If we experience lower than required earnings and cash flows to continue to maintain compliance and efforts could not be successfully completed on commercially acceptable terms, we may curtail additional planned spending, may divest additional assets in order to generate enough cash to meet our debt requirements and all other financial obligations.

Our substantial net debt could also have other important consequences to our business, including, but not limited to:

- making it more difficult for us to satisfy our obligations;

- limiting our ability to borrow additional funds and increasing the cost of any such borrowing;

- increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- placing us at a competitive disadvantage as compared to our competitors, to the extent that they are not as highly leveraged; and

- restricting us from pursuing certain business opportunities.

Additionally, if macroeconomic pressures continue to impact our business and financial results for an extended period of time, our credit losses, liquidity and cash resources could be negatively impacted. We may be required to draw down funds from our RCF or pursue additional sources of financing to fund our operations, such as secured financing. If we seek secured financing in excess of the limitation in our debt instruments, we may have to secure our current outstanding debt as well. Capital and credit markets, which have been disrupted by such macroeconomic pressures, have experienced increased volatility. As a result, access to additional financing may be challenging and is largely dependent upon evolving market conditions and other factors, which could materially impact our business, results of operations, financial condition and prospects.

We may need to raise additional funds in the future, which may not be available on acceptable terms or at all.

We may consider issuing additional debt or equity securities in the future to refinance existing debt or for general corporate purposes, including to fund potential acquisitions or investments. If we issue ordinary equity, convertible preferred equity or convertible debt securities to raise additional funds, our existing shareholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing shareholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization, requiring us to pay additional interest and potentially lowering our credit ratings. We may not be able to market such issuances on favorable terms, or at all, in which case, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

If our credit ratings are further downgraded by leading rating agencies, we may not be able to raise debt or borrow funds in amounts or on terms that are favorable to us, if at all.

Our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings at any time will reflect each rating agency's then opinion of our financial strength, operating performance and ability to meet our debt obligations. In the past, we have been subject to downgrades in our credit ratings by various ratings agencies. Most recently, Standard and Poor's Financial Services LLC ("Standard and Poor's") downgraded our rating from BB to BB- due to rising litigation risks. Subsequently, on July 29, 2022, following our announcement of reaching an agreement in principle on the financial terms of a nationwide settlement of the opioids litigation, Standard and Poor's revised our rating outlook to positive, reflecting our continued solid competitive position and robust free cash flow generation. However, there is no assurance that we will not be subject to ratings downgrades or negative outlooks by any of the ratings agencies in the future.

Any downgrade of our ratings by the rating agencies limits our ability to borrow at interest rates consistent with the interest rates that were available to us prior to such downgrades. This may limit our ability to sell additional debt securities or borrow money in the amounts, at the times or interest rates, or upon the terms and conditions that would have been available to us if our previous credit ratings had been maintained.

Additional risks related to our business and operations

Global economic conditions may negatively affect us and may magnify certain risks that affect our business.

In recent months, record levels of inflation have resulted in significant volatility and disruptions in the global economy. In response to rising inflation, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue if there is a period of sustained heightened inflation. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Increased inflation rates have increased our and our suppliers' operating costs, including labor costs, raw materials costs, manufacturing costs, freight costs and R&D costs. There is no assurance that we will be able to promptly increase our pricing to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader effects on the markets in which we operate in the future. In addition to rising inflation, the global economy has also been impacted by fluctuating foreign exchange rates and geopolitical tensions, such as the ongoing conflict between Russia and Ukraine, which has spurred rising energy costs and exacerbated disruptions to the global supply chain caused by the COVID-19 pandemic and the government and societal responses to the pandemic. Supply chain disruptions could continue to result in delays in our production and distribution processes, R&D initiatives and our ability to timely respond to consumer demand. As we have substantial international operations, fluctuations in exchange rates between the currencies in which we operate, and the U.S. dollar, could increase our operating costs and adversely affect our results of operations, profits and cash flows. We have implemented certain measures in response to such macroeconomic pressures, including maintaining multiple supply sources for certain of our raw materials and employing various derivative financial instruments and hedging strategies to manage our exposure to exchange rate risks, which measures may mitigate, but do not eliminate, such economic pressures and their impact on us. We are continuing to monitor the effects of rising inflation, foreign exchange rate fluctuations, geopolitical tensions and other macroeconomic headwinds on our business performance and financial condition. However, the duration and extent of such macroeconomic developments are uncertain and we cannot accurately predict whether we will be able to effectively and timely mitigate their impact on our business.

The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic and the governmental and societal responses thereto, could adversely affect our business, results of operations and financial condition.

Widespread outbreaks of disease or other public health crises, such as the COVID-19 pandemic and responses thereto have in the past and may in the future negatively impact the global economy, disrupt global supply chains and create significant volatility and disruption of financial markets. Since it began in 2019, the COVID-19 pandemic has spread globally, including to countries and regions where we manufacture most of our products and conduct our clinical trials. In response to the COVID-19 pandemic, we temporarily closed certain of our facilities and faced other protectionist measures and restrictions imposed by government authorities to control the pandemic which inhibited our employees' access to our facilities, and caused certain delays and disruptions in our materials, supply. More recently, the disruption from the COVID-19 pandemic has decreased and in 2022, we did not experience material delays in the production and distribution of medicines caused by the COVID-19 pandemic.

However, we experienced delays in some clinical trials in 2022 due to slowdowns in recruitment for studies and suspended regulatory inspections, delays in regulatory approvals of new products due to reduced capacity or re-prioritization of regulatory agencies and delays in pre-commercial launch activities. Additionally, the COVID-19 pandemic continued to have an impact to a certain extent on markets and on customer stocking and purchasing patterns. The new working environment that has emerged as a result of the COVID-19 pandemic, with many employees working remotely, has also increased the exposure of many companies, including us, to cyber-attacks and data security breaches. If such breach were to occur, it may have a material adverse effect on our business, operations and reputation.

We have taken precautionary measures, and may take additional measures, intended to minimize the risks of the COVID-19 pandemic to our employees and operations. While we expect to be able to continue our operations and to satisfy the demand for our products, while protecting the health and safety of our employees and customers, the uncertainty surrounding the full economic implications of the pandemic may result in business disruption and it is possible that we will continue to see variable demand in future periods. Though availability of vaccines and reopening of economies has improved the outlook for recovery from the COVID-19 pandemic's impacts, the impact of other new, more contagious or lethal variants that may emerge, the effectiveness of COVID-19 vaccines against such variants or the related responses by governments, including reinstated government-imposed lockdowns or other measures, cannot be predicted at this time. Any disruptions caused by the COVID-19 pandemic, or any new outbreaks of disease that may emerge in the future, could have a material adverse impact on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all.

Implementation of ongoing optimization efforts may adversely affect our business, financial condition and results of operations.

We may face wrongful termination, discrimination or other legal claims from employees affected by ongoing changes in our workforce. We may incur substantial costs defending against such claims, regardless of their merits, and such claims may significantly increase our severance costs. Additionally, we may see variances in the estimated severance costs depending on the category of employees and locations in which severance is incurred.

Upon the proposed divestiture of any facility in connection with our ongoing plant optimization, we may not be able to divest such facility at a favorable price or in a timely manner. Any divestiture that we are unable to complete may cause additional costs associated with retaining the facility or closing and disposing of the impacted businesses.

Any workforce reduction and site consolidation may result in the loss of numerous long-term employees, the loss of institutional knowledge and expertise, the reallocation of certain job responsibilities and the disruption of business continuity, all of which could negatively affect operational efficiencies and our ability to achieve growth and profitability through the development and sale of new pharmaceutical products. We cannot guarantee that, following such efficiency measures, our business will be more efficient or effective.

Our continued success depends on our ability to attract, hire, integrate and retain highly skilled key personnel.

Given the size, complexity and global reach of our business and our multiple areas of focus, we are especially reliant upon our ability to recruit and retain highly qualified management and other key employees.

Our ability to attract and retain such employees may be diminished by the financial, legal and regulatory challenges we have faced in recent years, the increased importance of delivering on corporate ESG goals and their reputational impact as well as increased competition for talent. In addition, the success of our R&D activity depends on our ability to attract and retain sufficient numbers of skilled scientific personnel, which may be limited due to our R&D spending and programs. Changes in our management as a result of the appointment or departure of members of management and other key employees, such as the recent appointment of our new President and Chief Executive Officer, may also cause disruptions to our business and result in the loss of key personnel with institutional knowledge of our business, negative impacts on our relationships with existing employees and customers and increased operating costs related to integrating new personnel. Any difficulty in recruiting, hiring, integrating, retaining and motivating talented and skilled members of our organization may delay or prevent the achievement of major business objectives.

Manufacturing or quality control problems may damage our reputation for quality production, demand costly remedial activities and negatively impact our financial results.

As a pharmaceutical company, we are subject to substantial regulation by various governmental authorities. For instance, we must comply with requirements of the FDA, EMA and other healthcare regulators with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to strictly and promptly comply with these regulations and requirements may damage our reputation and lead to financial penalties, compliance expenditures associated with remediation efforts, the recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the applicable regulator's review of our submissions, enforcement actions, injunctions and criminal prosecution.

We must register our facilities, whether located in the United States or elsewhere, with the FDA for products sold in the United States, and with other regulators outside the United States for products sold outside of the United States. Our products must be produced in a manner consistent with cGMP, or similar quality and compliance standards in each territory in which we manufacture. In addition, the FDA and other agencies periodically inspect our manufacturing facilities. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGMP or other regulations, or take other regulatory action, including issuing a warning letter for violations of "regulatory significance" that may result in enforcement action if not promptly and adequately corrected.

In recent years, regulatory agencies around the world have increased their scrutiny of pharmaceutical manufacturers. This has resulted in requests for product recalls, temporary plant shutdowns to address specific issues and other remedial actions. Our manufacturing facilities, as well as those of our vendors and manufacturing partners, have also been the subject of increased regulatory oversight, leading to increased expenditures required to ensure compliance with new or more stringent production and quality control regulations. For information regarding significant regulatory events, see note 15 to our consolidated financial statements.

These regulatory actions have and may adversely impact our ability to supply various products around the world and to obtain approvals for new products manufactured at the affected facilities. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, or to halt the approval of new or pending regulatory applications, our business and reputation could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions or obtaining approval to manufacture at a specific facility could have a material adverse effect on our business, financial condition and results of operations.

The manufacture of our products is highly complex, and an interruption in our supply chain or problems with internal or third party information technology systems could adversely affect our results of operations.

Our products are either manufactured at our own facilities or obtained through supply agreements with third parties. Many of our products are the result of complex manufacturing processes, and some require highly specialized raw materials. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with or shortages of raw materials, natural disasters, and environmental factors. For some of our key raw materials, we have only a single, source of supply, and alternate sources of supply may not be readily available. If our supply of certain raw materials or finished products is interrupted from time to time, or proves insufficient to meet demand, our cash flows and results of operations could be adversely impacted. Additionally, any such supply interruption could result in a supply shortage to patients depending on the number of competitors able to meet the supply needs. Moreover, the streamlining of our manufacturing network may result in our product supply becoming more dependent on a smaller number of specific manufacturing plants. Our inability to timely manufacture any of our key products may result in claims and penalties from customers and could have a material adverse effect on our business, financial condition and results of operations as well as result in reputational harm.

In recent years, medicine shortages have become an increasingly widespread problem around the world. We are working diligently across our supply chain to ensure continuous and stable supply. Many European countries are implementing legal and regulatory measures, such as mandatory stockpiling and high penalties in order to prevent supply disruptions. Such measures may lead to substantial monetary losses in case we experience long-term supply disruptions in the relevant territories.

We also rely on complex shipping arrangements to and from the various facilities of our supply chain. Customs clearance and shipping by land, air or sea routes rely on and may be affected by factors that are not in our full control or are hard to predict.

A significant portion of our costs is comprised of raw materials for our products as well as energy, transportation and labor costs for our manufacturing and operations. We have experienced increases in prices of raw materials, energy, labor and transportation, in part due to macroeconomic pressures, including as a result of geopolitical tensions and conflicts such as the ongoing conflict between Russia and Ukraine. While we seek to pass along such increased costs to our customers, there is no assurance that we will be able to successfully and promptly increase our pricing to offset such increased costs in the future. Our ability to increase our pricing may be limited or delayed by regulatory restrictions and we may only be able to increase our pricing to the extent our competitors also increase their prices, as any increase in our pricing exceeding that of our competitors could negatively impact our competitive position. Any failure to effectively and timely pass along our increased costs to our customers may adversely impact our results of operations and financial condition.

Significant disruptions of our information technology systems could adversely affect our business.

We rely extensively on information technology systems in order to conduct business, including some systems that are managed by third-party service providers. These systems include, but are not limited to, programs and processes relating to internal and external communications, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, and complying with regulatory, legal or tax requirements. These information technology systems could be damaged or cease to function properly due to the poor performance or failure of third-party service providers, catastrophic events, power outages, network outages, failed upgrades or other similar events. If our business continuity plans do not effectively resolve such issues on a timely basis, we may suffer significant interruptions in conducting our business, which may adversely impact our business, financial condition and results of operations.

Furthermore, our systems and networks have been, and are expected to continue to be, the target of increasing advanced cyber-attacks which may pose a risk to the security of our systems and the confidentiality, availability and integrity of our data, as well as disrupt our operations or damage our facilities or those of third parties. As cybersecurity threats rapidly evolve in sophistication and become more prevalent, we are continually increasing our attention to these threats. We assess potential threats and vulnerabilities and make investments seeking to address them, including ongoing monitoring and updating of networks and systems, increasing specialized information security skills, deploying employee security training and updating our security policies. However, because the techniques, tools and tactics used in cyber-attacks frequently change and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures or fully mitigating harms after such an attack. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. We outsource administration of certain functions to vendors that could be targets of cyber-attacks. Any theft, loss and/or fraudulent use of customer, employee or proprietary data as a result of a cyber-attack targeting us or one of our third-party service providers could subject us to significant litigation, liability and costs, as well as adversely impact our reputation with customers and regulators, among others. A cyber-attack on our information technology systems may lead to substantial interruptions in our business, legal claims and liability, regulatory investigations and penalties, and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. While we maintain insurance coverage that is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the event we experience a cybersecurity incident, data security breach or disruption, unauthorized access or failure of systems.

A data security breach could adversely affect our business and reputation.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business information and personally identifiable information (including of our employees, customers, suppliers and business partners). Any data breach may subject us to civil fines and penalties, or regulatory fines or sanctions such as under the GDPR, or equivalent under relevant national laws, the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") as amended, and other relevant state and federal privacy laws in the United States including the California Consumer Privacy Act ("CCPA") and other laws and regulations including across our International Markets. Additionally, we expect that new privacy and cybersecurity laws and regulations will be proposed and adopted in the U.S. and other jurisdictions in which we operate. Our failure, or the failure of our third-party vendors, to comply with applicable laws and regulations and our involvement or the involvement of any of our third-party vendors in any cybersecurity incidents could result in legal claims and liability, obligations to report incidents to governmental agencies, regulatory investigations and penalties, and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations.

We have procedures in place to detect and respond to cyber-attacks, data breaches, security incidents, and compromises of personal information. If our efforts to protect the security of data are unsuccessful, a cyber-attack, data breach, security incident, or compromise of personal information may result in costly legal claims and liability, financial penalties, government enforcement actions, for example under the GDPR, private litigation, negative publicity or a reduction in supply of essential medicines to the public, each of which could further result in reputation or brand damage with customers, and our business, financial condition, results of operations or prospects could suffer.

Because our facilities are located throughout the world, we are subject to varying intellectual property laws that may adversely affect our ability to manufacture our products.

We are subject to intellectual property laws in all countries where we have manufacturing facilities. Modifications of such laws or court decisions regarding such laws may adversely affect us and may impact our ability to produce and export products manufactured in any such country in a timely fashion. Additionally, the existence of third-party patents in such countries, with the attendant risk of litigation, may cause us to move production to a different country (potentially leading to significant production delays) or otherwise adversely affect our ability to export certain products from such countries.

We have significant operations globally, including in countries that may be adversely affected by political or economic instability, major hostilities or acts of terrorism, which exposes us to risks and challenges associated with conducting business internationally.

We are a global pharmaceutical company with worldwide operations. Although a majority of our sales in 2022 were in the United States and Western Europe, an increasing portion of our sales and operational network are located in other regions, such as Latin America, Central and Eastern Europe and Asia, which may be more susceptible to political and economic instability, such as the ongoing conflict between Russia and Ukraine, that could result in a loss of sales in such regions. We have no manufacturing or R&D facilities in Russia or Ukraine. However, the duration, severity and global implications (including potential inflation and devaluation consequences) of the current conflict between Russia and Ukraine, rising tensions in Asia and the Middle East and other geopolitical conflicts that may arise in the future, cannot be predicted at this time and could have an effect on our business, including on our exchange rate exposure, supply chain, operational costs and commercial presence in these markets. Other countries and regions, such as the United States and Western Europe, also face potential instability due to political and other developments. In addition, in the United States, the executive administration has discussed, and in some cases implemented, changes with respect to certain trade policies, tariffs and other government regulations affecting trade between the United States and other countries. As a company that manufactures most of its products outside the United States, a "border adjustment tax" or other restriction on trade, if enacted, may have a material adverse effect on our business, financial condition and results of operations. In addition, given that a significant portion of our business is conducted in the European Union and the U.K., the formal change in the relationship between the U.K. and the European Union caused by the U.K. referendum to leave the European Union, referred to as "Brexit," may pose certain implications to our research, commercial and general business operations in the U.K. and the European Union, including the approval and supply of our products. On December 24, 2020, the United Kingdom and European Union agreed on a new Trade and Cooperation Agreement and on December 31, 2020, the United Kingdom formally left the European Union. The Trade and Cooperation Agreement is comprehensive, but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. This finalization of the long-term relationship between the United Kingdom and the European Union will dictate how both jurisdictions will be impacted and may result in an impact on our business operations in Europe.

Significant portions of our operations are conducted outside the markets in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of a closing of the borders of the countries in which we sell our products, or in which our operations are located, due to economic, legislative, political and military conditions, including hostilities and acts of terror, in such countries. In addition, certain countries have put regulations in place requiring local manufacturing of goods, while foreign-made products are subject to pricing penalties or even bans from participation in public procurement auctions.

We face additional risks inherent in conducting business internationally, including compliance with laws and regulations of many jurisdictions that apply to our international operations. These laws and regulations include data privacy requirements, labor relations laws, tax laws, competition regulations, import and trade restrictions, economic sanctions, export requirements, the Foreign Corrupt Practices Act ("FCPA"), the UK Bribery Act 2010 and other similar local laws that prohibit corrupt payments to governmental officials or certain payments or remunerations and provisions of things of value to customers and, in some cases, other private sector counterparties. Given the high level of complexity of these laws, there is a risk that some provisions may be breached by us, for example through fraudulent or negligent behavior of individual employees (or third parties acting on our behalf), our failure to comply with certain formal documentation requirements, or otherwise. Actions by our employees, or by third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere in connection with the conduct of our business have exposed us, and may further expose us, to significant liability for violations of the FCPA or other anti-corruption laws. In 2016, we paid a monetary fine for FCPA violations and entered into a three year deferred prosecution agreement with the DOJ, which included retaining an independent compliance monitor. The FCPA also requires us to keep and maintain accurate books and records and systems of internal controls to prevent bribery and corruption. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, implementation of compliance programs and prohibitions on the conduct of our business. Any such violation could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our ability to attract and retain employees, our business, our financial condition and our results of operations.

Our corporate headquarters and a sizable portion of our manufacturing activities are located in Israel. Our Israeli operations are dependent upon materials imported from outside Israel. Accordingly, our operations and information technology systems could be materially and adversely affected by acts of terrorism, including through cybersecurity threats, or if major hostilities were to occur in the Middle East or trade between Israel and its present trading partners were materially impaired, including as a result of acts of terrorism in the United States or elsewhere.

We are subject to extensive pharmaceutical regulation, which can be costly and subject our business to disruption, delays and potential penalties.

We are subject to extensive regulation by the FDA and various other U.S. federal and state authorities, the EMA and other foreign regulatory authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs. For example, in the last three years, we experienced delays in obtaining anticipated approvals for various generic and innovative medicines, and during 2020 and 2021 the COVID-19 pandemic caused some delays in approvals due to travel and work restrictions. During 2022, we experienced delays in regulatory approvals of new products due to reduced capacity or re-prioritization of regulatory agencies and delays in pre-commercial launch activities. We may continue to experience similar delays.

In addition, no assurance can be given that we will remain in compliance with applicable FDA and other regulatory requirements once approval or marketing authorization has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising and post marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Our facilities are subject to ongoing regulation, including periodic inspection by the FDA and other regulatory authorities, and we must incur expense and expend effort to ensure compliance with these complex regulations. In addition, we are subject to regulations in various jurisdictions, including the Federal Drug Supply Chain Security Act in the U.S., the Falsified Medicines Directive in the European Union and many other such regulations in other countries that require us to develop electronic systems to serialize, track, trace and authenticate units of our products through the supply chain and distribution system. Compliance with these regulations may result in increased expenses for us or impose greater administrative burdens on our organization, and failure to meet these requirements could result in fines or other penalties.

Failure to comply with all applicable regulatory requirements may subject us to operating restrictions and criminal prosecution, monetary penalties and other disciplinary actions, including, sanctions, warning letters, product seizures, recalls, fines, injunctions, suspension, shutdown of production, revocation of approvals or the inability to obtain future approvals, or exclusion from future participation in government healthcare programs. Any of these events could disrupt our business and have a material adverse effect on our revenues, profitability and financial condition.

Healthcare reforms, and related reductions in pharmaceutical pricing, reimbursement and coverage, by governmental authorities and third-party payers may adversely affect our business.

The continuing increase in expenditures for healthcare has been the subject of considerable government attention almost everywhere we conduct business. Private health insurers and government health authorities continue to seek ways to reduce or contain healthcare costs, including by reducing or eliminating coverage for certain products and lowering reimbursement levels. The focus on reducing or containing healthcare costs has been fueled by controversies, political debate and publicity about prices for pharmaceutical products that some consider excessive, including Congressional and other inquiries into drug pricing, including with respect to our innovative medicines, which could have a material adverse effect on our reputation. In most of the countries and regions where we operate, including the United States, Western Europe, Israel, Russia, Japan, certain countries in Central and Eastern Europe and several countries in Latin America, pharmaceutical prices are subject to new government policies designed to reduce healthcare costs, and may be subject to additional regulatory efforts, funding restrictions, legislative proposals, policy interpretations, investigations and legal proceedings regarding pricing practices. These changes frequently adversely affect pricing and profitability and may cause delays in market entry, or decisions to forgo or discontinue development programs for our products. Certain U.S. states have implemented or are considering, pharmaceutical price controls or patient access constraints under the Medicaid program, and some jurisdictions have implemented or are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid-eligible. Private third-party payers, such as health plans, increasingly challenge pharmaceutical product pricing, which could result in lower prices, lower reimbursement rates and a reduction in demand for our products. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. Congress and various state legislatures in the United States continue to propose and enact legislative reforms to limit or reduce the cost of healthcare and regulate drug pricing practices. For example, the IRA introduced certain measures that, among other things, limit the price increases of prescription drugs and authorize the Medicare program to negotiate pricing for certain high-cost drugs, including physician-administered and self-administered drugs, that have been on the market for a minimum amount of time without generic competition. The IRA also includes reforms to Medicare benefit design, increasing a manufacturer's coverage liability for applicable products. As the IRA was only recently enacted, we cannot accurately predict the impact it will have on the profitability of our products or our research and development initiatives. A number of state legislatures have also begun considering legislation that would implement IRA-like frameworks for state regulated insurance markets.

The pharmaceutical industry faces uncertainty regarding future pharmaceutical pricing changes. For example, on November 27, 2020 the CMS published an Interim Final Rule ("IFR") that would have imposed a mandatory Most Favored Nation ("MFN") pricing model on the fifty single-source drugs and biologics (including biosimilars) with the highest annual Medicare Part B spending for seven years, beginning January 1, 2021. The MFN model would have ultimately based payment for each of the fifty drugs on the lowest-available, gross domestic product ("GDP")-adjusted drug price available in any Organization for Economic Co-operation and Development ("OECD") country that meets minimum GDP requirements. Pharmaceutical and biotechnology industry organizations as well as several patient support groups filed litigation to enjoin implementation of the IFR. On December 28, 2020, the U.S. District Court for the Northern District of California imposed a nationwide preliminary injunction on implementation of the IFR pending CMS's completion of regulatory notice-and-comment rulemaking by CMS. On December 29, 2021, CMS published a final rule that rescinded the IFR, effective February 28, 2022, to address the procedural issues acknowledged in the preliminary injunction. Although the IFR as published will not go into effect, CMS could propose future pharmaceutical pricing changes similar to the IFR, albeit with the required notice and opportunity for stakeholders to participate in the regulatory process.

Increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries may result in increased pricing pressure by influencing the reimbursement policies of third-party payers. Healthcare reform legislation has increased the number of patients who have insurance coverage for our products, but provisions such as the assessment of a branded pharmaceutical manufacturer fee and an increase in the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs may have an adverse effect on us. It is uncertain how current and future reforms in these areas will influence the future of our business operations and financial condition. In addition, "tender systems" for generic pharmaceuticals have been implemented (by both public and private entities) in a number of significant markets in which we operate, including in some European markets, in an effort to lower prices. Under such tender systems, manufacturers submit bids that establish prices for generic pharmaceutical products. These measures impact marketing practices and reimbursement of drugs and may further increase pressure on reimbursement margins. Certain other countries may consider the implementation of a tender system. Failing to win tenders or our withdrawal from participating in tenders, or the implementation of similar systems in other markets leading to further price declines, could have a material adverse effect on our business, financial position and results of operations.

A significant portion of our revenues is derived from sales to a limited number of customers.

A significant portion of our revenues is derived from sales to a limited number of customers. If we were to experience a significant reduction in or loss of business with one or more such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition and results of operations could be materially adversely affected. For a description of our revenue from our main customers, see note 19 to our consolidated financial statements.

We may not be able to find or successfully bid for suitable acquisition targets or licensing opportunities, or consummate and integrate future acquisitions.

We may evaluate or pursue potential acquisitions, strategic alliances, joint ventures, private equity, third-party financing and licenses, among other transactions, as part of our business strategy. Relying on acquisitions, licensing agreements and other transactions as sources of new innovative medicines, biosimilar and other products, or as a means of growth, involves risks that could adversely affect our future revenues and operating results. We may not be successful in seeking or consummating appropriate opportunities to enable us to execute our business strategy. We may not be able to pursue relevant acquisitions and licensing opportunities due to financial capacity constraints, and we may not be able to obtain necessary regulatory approvals, including those of competition authorities, and as a result, or for other reasons, we may fail to consummate an announced acquisition. We may fail to integrate acquisitions successfully into our existing business, and could incur or assume significant debt and unknown or contingent liabilities, including, among others, patent infringement or product liability claims. In addition, partners for which we may enter into licensing or other collaboration agreements may not be able to perform their responsibilities challenging the ability to monetize opportunities related to them.

We may decide to sell assets, which could adversely affect our prospects and opportunities for growth.

We may from time to time consider selling certain assets if we determine that such assets are not critical to our strategy or we believe the opportunity to monetize the asset is attractive or for various other reasons, including for the reduction of indebtedness. We closed or divested a significant number of manufacturing plants and R&D facilities in connection with our restructuring plan and may close or divest additional plants and facilities as part of our ongoing efforts regarding network consolidation activities. We have explored and may continue to explore the sale of certain assets. We may fail to identify appropriate opportunities to divest assets on terms acceptable to us or may fail to transition employees and continuing operations from disposed businesses efficiently. If divestiture opportunities are found, consummation of any such divestiture may be subject to closing conditions, including obtaining necessary regulatory approvals, including those of competition authorities, and as a result, or for other reasons, we may fail to consummate an anticipated divestiture. Although our expectation is to engage in asset sales only if they advance or otherwise support our overall strategy, any such sale could reduce the size or scope of our business, the capabilities or durability of our manufacturing network, our market share in particular markets or our opportunities with respect to certain markets.

Compliance, regulatory and litigation risks

Our operations are subject to complex legal and regulatory environments. If we fail to comply with applicable laws and regulations we may suffer legal consequences that may have a material effect on our business, operations or reputation.

We operate around the world in complex legal and regulatory environments. Any failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings and lead to fines, damages, mandatory compliance programs and other sanctions and remedies that may materially affect our business and operations as well as our reputation. In addition, as rules and regulations change or as interpretations of those rules and regulations evolve, our prior conduct may be investigated.

Examples of rules and regulations impacting our operations include rules and regulations applicable to the sales and marketing of our products, competition laws, pricing laws, economic sanctions, export controls, import and trade laws and regulations, anti-bribery laws, privacy laws, compliance with cGMP, labor laws, safety and laws regarding manufacturing practices, product labeling, advertising and post marketing reporting including adverse event reports and field alerts due to manufacturing quality concerns, tax and financial reporting laws and environmental laws.

We are currently subject to several governmental and civil proceedings and litigations relating to our pricing and marketing practices, intellectual property, product liability, competition matters, opioids, securities disclosure and corporate governance and environmental matters. These investigations and litigations are costly and involve a significant diversion of management attention. Such proceedings are unpredictable and may develop over lengthy periods of time. An adverse resolution of these proceedings may result in large monetary fines, damages, additional litigation, such as securities and derivative actions, and other non-monetary sanctions and remedies, such as mandated compliance agreements, which can be expensive and disruptive to operations.

Due to increasing numbers of securities claims over the last several years and related payouts under insurance policies, in addition to increased settlement values in "event-driven" litigation and a growing number of plaintiff shareholder law firms eager to bring claims, premiums and deductibles for insurance, including D&O insurance, have been increasing and some insurers are reducing the number of companies they insure, causing the supply of insurance to lag behind demand. This could increase our premiums, reduce the scope and capacity of our coverage, and adversely affect our ability to maintain and renew our existing insurance policies on favorable terms or at all. While we continue to maintain insurance coverage intended to address certain risks, such coverage may be insufficient to cover claims and losses we face.

Public concern over the abuse of opioid medications, increased legal and regulatory action and any delay in our ability to obtain sufficient participation of plaintiffs for the nationwide settlement to take effect, could negatively affect our business.

Certain governmental and regulatory agencies are focused on the abuse of opioid medications in the United States. U.S. federal, state and local governmental and regulatory agencies are conducting investigations of us, other pharmaceutical manufacturers and other supply chain participants with regard to the manufacture, sale, marketing and distribution of opioid medications. We currently are litigating civil claims and administrative actions brought by various states and political subdivisions as well as private claimants, against various manufacturers, distributors and retail pharmacies throughout the United States in connection with our manufacture, marketing, sale and distribution of opioids. In November 2022, we finalized the documentation of our nationwide settlement, which is contingent upon reaching sufficient participation by states and subdivisions. There is no assurance as to when or whether such sufficient participation can be obtained, and based on experience with the nationwide settlements of other defendants in these matters, we do not expect 100 percent participation by all states and subdivisions. Additionally, once finalized, settlement payments that we will be required to make, may have an adverse impact on our operations and cash flows and there is no assurance that we will have the liquidity or other resources necessary to make such payments and provide supplies of our generic version of Narcan® (naloxone hydrochloride nasal spray) in the amounts and at the times required under the terms of our nationwide settlement. Moreover, if we are unable to reach an agreement with any remaining states and subdivisions, we will continue to litigate these cases and may face a material adverse judgment. For further information, see "Opioids Litigation" in note 12b to our consolidated financial statements.

Additionally, we are defending claims and putative class action lawsuits in Canada in relation to the manufacture, sale, marketing and distribution of opioid medications. The loss or settlement of any such claims related to opioids could have a material adverse impact on our liquidity.

In addition to the costs and potential consequences associated with defending the governmental investigations and legal proceedings, legislative, regulatory or industry measures to address the misuse of prescription opioid medications may also affect our business in ways that we are not able to predict. For example, a number of states, including New York, have enacted legislation that requires the payment of assessments or taxes on the sale or distribution of opioid medications in those states. If other states or local jurisdictions successfully enact similar legislation and we are not able to mitigate the impact on our business through operational changes or commercial arrangements, such legislation in the aggregate may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, we utilize controlled substances in certain of our current products and products in development, and therefore must meet the requirements of the Controlled Substances Act of 1970 and related regulations administered by the DEA in the U.S., as well as the requirements of similar laws and regulations in other countries where we operate, relating to the manufacture, importation, shipment, storage, sale, and use of controlled substances. We are committed to compliance and have robust compliance systems in place; however, risks associated with these laws and regulations cannot be entirely eliminated by policies and procedures. For example, violations of the Controlled Substances Act of 1970 and related laws and regulations by third-party intermediaries (such as distributors and wholesalers) may expose us to liability and penalties and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price. In addition, prescription drug abuse and the diversion of opioids and other controlled substances are the frequent subject of public attention, including, for example, recent media reports over the appropriateness of prescription of medications used to treat attention deficit hyperactivity disorder (ADHD). The occurrence of any of the above risks could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

The pharmaceutical sector is facing increased government scrutiny from competition and pricing authorities around the world, which may expose us to significant damages and commercial restrictions that can materially and adversely affect our business.

We are required to comply with competition laws in the territories where we do business around the world. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and Europe, in recent years. Alleged actions by our employees, in violation of such laws, or evolving interpretations of competition law as applicable to certain practices, have exposed us, and may further expose us, to investigations and legal proceedings, which may result in significant liability for violations of competition laws, which may have a material adverse effect on our reputation, business, financial condition and results of operations.

We are subject to a DOJ civil investigation and a criminal indictment charging Teva USA with criminal felony Sherman Act violations, that, if resulting in a conviction or guilty plea, could have a material adverse effect on our business, including monetary penalties, debarment from federally funded health care programs and reputational harm. In addition, we are a party to numerous civil claims brought by state officials and private plaintiffs alleging that Teva, together with other pharmaceutical manufacturers, engaged in conspiracies to fix prices and/or allocate market share of generic products in the United States. For further information, see "Government Investigations and Litigation Relating to Pricing and Marketing" in note 12b to our consolidated financial statements.

We have been involved in numerous litigations involving challenges to the validity or enforceability of listed patents (including our own), and therefore settling patent litigations has been and will likely continue to be an important part of our business. There is continued scrutiny of our patent settlements, including from the U.S. Federal Trade Commission ("FTC") and the European Commission. Accordingly, we may receive formal or informal requests from competition law authorities around the world for information about a particular settlement agreement, and there is a risk that governmental authorities, customers, other downstream purchasers or others may commence actions against us alleging violations of antitrust laws based on our settlement agreements. We are currently defendants in antitrust actions brought by U.S. states, the European Commission and private plaintiffs involving numerous settlement agreements and, since 2015, we are subject to a consent decree with the FTC, which imposes on us certain injunctive reliefs with respect to our ability to enter into patent settlements in the United States. The U.S. Congress and certain state legislatures in the United States have also passed, or proposed passing, legislation that could adversely impact our ability to settle patent litigations. For example, the State of California has enacted legislation that prohibits, with certain exceptions and safe harbors, various types of patent litigation settlements, and imposes substantial monetary penalties on companies and individuals who do not comply. The enforcement of this law has been preliminarily enjoined as likely violating the U.S. Constitution, but such legislation still creates a risk of significant potential exposure for settling patent litigations and, in turn, makes it more difficult to settle in the first place, which could have a material adverse effect on our business.

Following calls in recent years from policy makers and other stakeholders in many countries for governmental intervention to address the high prices of certain pharmaceutical products, we are currently, and may in the future be, subject to governmental investigations, claims or other legal or regulatory actions regarding our pricing and/or other alleged exclusionary practices. These include U.S. Congressional investigations regarding both our innovative medicines and generic medicines, the European Commission's inquiry into COPAXONE, and litigation concerning the U.K. Competition and Markets Authority's inquiry regarding hydrocortisone. For example, in September 2020, the U.S. House Committee on Oversight and Reform held a hearing focused on pricing of branded medications, which focused in part on historic pricing of COPAXONE in the U.S., and subsequently issued a report with respect to COPAXONE's pricing. Additionally, on October 10, 2022, the European Commission issued a Statement of Objections, which sets forth its preliminary allegations that Teva had engaged in anti-competitive practices relating to COPAXONE. It is not possible to predict the ultimate outcome of any such investigations, claims or proceedings or what other investigations or lawsuits or regulatory responses may result from such assertions, which could have a material adverse effect on our reputation, business, financial condition and results of operations. For further information, see "Competition Matters" and "Government Investigations and Litigation Relating to Pricing and Marketing" in note 12b to our consolidated financial statements.

Third parties may claim that we infringe their intellectual property rights and we may have sold or may in the future elect to sell products prior to the final resolution of outstanding intellectual property litigation, and, as a result, we may be prevented from manufacturing and selling some of our products and could be subject to liability for damages in the United States, Europe and other markets where we do business.

Our ability to introduce new products depends in large part upon the success of our challenges to patent rights held by third parties or our ability to develop non-infringing products. Based upon a variety of legal and commercial factors, we may elect to sell a product even though patent litigation is still pending, either before any court decision is rendered or while an appeal of a lower court decision is pending. The outcome of such patent litigation could, in certain cases, materially adversely affect our business. For further information, see "Intellectual Property Litigation" in note 12b to our consolidated financial statements.

If we sell products prior to a final court decision, and such decision is adverse to us, we could be required to cease selling the infringing products, causing us to lose future sales revenue from such products and we could face substantial liabilities for patent infringement, in the form of either payment for the innovator's lost profits or a royalty on our sales of the infringing products. These damages may be significant and could materially adversely affect our business. In the United States, in the event of a finding of willful infringement, the damages assessed may be up to three times the profits lost by the patent owner. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. As a result, the damages assessed may be significantly higher than our profits. In addition, even if we do not suffer damages, we may incur significant legal and related expenses in the course of successfully defending against infringement claims.

We may be susceptible to significant product liability claims that are not covered by insurance.

Our business inherently exposes us to claims for injuries allegedly resulting from the use of our products. As our portfolio of available products expands, particularly with new innovative medicines, we may experience increases in product liability claims asserted against us.

We maintain an insurance program, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that it believes are reasonable and prudent in light of its business and related risks. We sell, and will continue to sell, pharmaceutical products that are not covered by its product liability insurance. In addition, we may be subject to claims for which insurance coverage is denied, as well as claims that exceed our policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, we may not be able to obtain the type and amount of insurance we desire, or any insurance on reasonable terms, in the markets in which we operate. For further information regarding our current material product liability cases, see note 12b to our consolidated financial statements.

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to those that we have announced in previous years.

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes. In addition, the U.S. government has alleged violations of the federal Anti-Kickback Statute, and related causes of action under the federal False Claims Act and state law in connection with Teva's donations to patient assistance programs. Such allegations could, if proven or settled, result in additional monetary penalties (beyond the lawsuits we have already settled) and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of governmental investigations regarding drug reimbursement or pricing issues. For further information, see "Government Investigations and Litigation Relating to Pricing and Marketing" in note 12b to our consolidated financial statements. Certain parts of Medicare benefits are under scrutiny, as the U.S. Congress looks for ways to reduce government spending on prescription medicines.

Sanctions and trade control laws create the potential for significant liabilities, penalties and reputational harm.

As a company with global operations, we may be subject to national laws as well as international treaties and conventions controlling imports, exports, re-export, transfer and diversion of goods (including finished goods, materials, APIs, packaging materials, other products and machines), services and technology. These include import and customs laws, export controls, trade embargoes and economic sanctions, restrictions on sales to parties that are listed on (or are owned or controlled by one or more parties listed on) denied party watch lists and anti-boycott measures (collectively "Customs and Trade Controls"). Applicable Customs and Trade Controls are administered by Israel's Ministry of Finance, the U.S. Treasury's Office of Foreign Assets Control, the U.S. Department of Commerce, other U.S. agencies and multiple other agencies of other jurisdictions around the world where we do business. Customs and Trade Controls relate to a number of aspects of our business, including most notably the sales of finished goods and API as well as the licensing of our intellectual property. Compliance with Customs and Trade Controls has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years, and requirements under applicable Customs and Trade Controls in general, change frequently. Sanctions imposed with respect to the ongoing conflict between Russia and Ukraine have been particularly dynamic and future geopolitical conflicts involving other jurisdictions may result in further changes to the sanctions environment. Any such changes to the sanctions environment may require us to withdraw from or limit our exposure to certain markets or to terminate certain business relationships in order to remain in compliance with applicable laws. Although we have policies and procedures designed to address compliance with Customs and Trade Controls, actions by our employees, by third-party intermediaries (such as distributors and wholesalers) or others acting on our behalf in violation of relevant laws and regulations may expose us to liability and penalties for violations of Customs and Trade Controls and accordingly may have a material adverse effect on our reputation and our business, financial condition and results of operations.

Our failure to comply with applicable environmental, health and safety laws and regulations worldwide could adversely impact our business and results of operations.

We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants and pharmaceutical residues into the environment. If we fail to comply with these laws and regulations, we may be subject to enforcement proceedings including fines and penalties. In the normal course of our business, we are also exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater. Under certain laws, we may be required to remediate contamination at certain properties, regardless of whether the contamination was caused by us or by previous occupants or users of the property. Climate change, and evolving laws, regulations and policies regarding climate change, could also pose additional legal or regulatory requirements related to greenhouse gas ("GHG") emissions and climate risk reporting, carbon pricing, and mandatory reduction targets. These more stringent requirements could increase our costs of sourcing, production, and transportation, as well as have negative reputational impacts if we fail to meet such requirements. While we have validated Science-Based Targets for GHG reductions, failure to respond to risks regarding climate change may have a material adverse effect on our business, financial condition, results of operations and reputation. The consequences of climate change, such as extreme weather and water scarcity, could pose risks to our facilities and disruption of our activities.

Natural disasters and extreme weather events resulting from climate change, such as floods, heatwaves, blizzards, hurricanes, wildfires, the rise of sea level, and water stress, could impact our business activities and our ability to deliver our products to customers. We evaluate these risks in our supply planning, loss prevention and business continuity planning. The implementation of an Environmental, Health and Safety Management System across our facilities has resulted in the development of processes to prepare and respond to a range of natural emergencies that may occur, including extreme weather events. We have been placing increased attention on water management, implementing a scarcity-focused approach to water conservation to align with community needs and advance toward sustainable operations. If our planning and risk management regarding natural disasters and extreme weather events fail, our facilities could be impacted and our activities could be significantly disrupted.

Our business could be negatively impacted by ESG issues.

In recent years, there has been an increased focus from certain investors, employees, consumers, regulators (including the SEC), and other stakeholders concerning ESG matters. These matters can contribute to the long-term sustainability of companies' performance and an inability to successfully perform on ESG matters can result in negative impacts to our reputation, recruitment, retention, operations, financial results, the price of our shares, and our ability to attract or retain certain types of customers and investors. From time to time, we announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, responsible procurement, promoting access to medicines, social investments, compliance and ethics and I&D. We could fail, or be perceived to fail, either in identifying our ESG focus areas, or in our achievement of our initiatives or goals, whether described in our announcements, our ESG progress report or otherwise, or we could fail to accurately report our progress on such initiatives and goals. Such failures could be due to changes in our business or evolving regulations in the countries in which we operate, and any such failures or perceived failures could expose us to negative impacts, including government enforcement actions or private litigation. We have also issued sustainability-linked senior notes with targets that include improving access to medicines in low- and middle-income countries and reducing GHG emissions, and failure to achieve such targets could negatively impact our reputation and also result in increased payments to holders of such senior notes.

A variety of organizations measure performance on ESG topics, including on topics such as the cost, even if unintended, of our actions on climate change and inequality in society. We could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly or far enough in connection with these matters. Any such ESG matters could have a material adverse effect on our reputation, business, financial condition and results of operations. Additionally, companies across a variety of industries, including the pharmaceutical industry, are experiencing increased shareholder activism regarding ESG matters. If we are required to respond to actions by activist shareholders, we could incur disruptions to the operation of our business and our management's attention could be diverted. While we monitor a broad range of ESG issues, there can be no certainty that we will manage such issues successfully, or that we will successfully meet the expectations of investors, employees, consumers and other stakeholders.

Moreover, our selection of disclosure frameworks that seek to align with various reporting standards may change from time to time and may result in lack of meaningful or comparative data from period to period. Our interpretation of reporting standards may differ from those of others and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals. Collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact, including on our business, financial condition, reputation and stock price. Inadequate processes to collect and review this data and information prior to disclosure could be subject to potential liability related to such information.

Additional financial risks

Because we have substantial international operations, our sales, profits and cash flow may be adversely affected by currency fluctuations and restrictions as well as credit risks.

Fluctuations in exchange rates between the currencies in which we operate in, and the U.S. dollar, may have a material adverse effect on our results of operations, the value of balance sheet items denominated in foreign currencies and our financial condition.

In 2022, approximately 47% of our revenues were denominated in currencies other than the U.S. dollar. As a result, we are subject to significant foreign currency risks, including repatriation restrictions in certain countries, and may face heightened risks as we enter new markets. A substantial proportion of our sales, particularly in Latin America, Central and Eastern European countries and Asia, are recorded in local currencies, which exposes us to the direct risk of devaluations, hyperinflation or exchange rate fluctuations. In addition, although the majority of our operating costs are recorded in, or linked to, the U.S. dollar, in 2022, we incurred a substantial amount of operating costs in currencies other than the U.S. dollar, which only partially offset the currency risk derived from our sales in non-U.S. dollars. Moreover, the strengthening of the U.S. dollar versus other currencies in which we operate, negatively impacted our revenues, results of operations, profits and cash flows.

We use derivative financial instruments and "hedging" techniques, such as issuance of debt in non-U.S. dollar currencies, to manage our balance sheet and income statement exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. However, not all of our potential exposure is covered, and some elements of our consolidated financial statements, such as our equity position, are not protected against foreign currency exposures. Therefore, our exposure to exchange rate fluctuations could have a material adverse effect on our financial results.

The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results. In addition, operating internationally exposes us to credit risks of customers and other counterparties in a number of jurisdictions. Some of these customers and other counterparties may have lesser creditworthiness than others and the legal system for enforcing collections in such jurisdictions may be less well-developed.

Our long-lived assets may continue to lead to significant impairments in the future.

We regularly review our long-lived assets, including identifiable intangible assets, goodwill and property, plant and equipment, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill, identifiable intangible assets and property, plant and equipment on our consolidated balance sheet may increase following acquisitions or other collaboration agreements. Changes in market conditions, including further increases in discount rates, exchange rate fluctuations, or other changes in the future outlook of value may lead to further impairments in the future. In addition, the potential divestment of assets, including the closure or divestment of manufacturing plants and R&D facilities, headquarters and other office locations, may lead to additional impairments. Future events or decisions may lead to asset impairments and/or related charges. For assets that are not impaired, we may adjust the remaining useful lives. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment could have a material adverse effect on our results of operations. See notes 6 and 7 in our consolidated financial statements, for descriptions of impairments of intangible assets and goodwill in recent periods.

Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions, and significant judgment is required in determining our provision for income taxes. Likewise, we are subject to audit by tax authorities in many jurisdictions. In such audits, our interpretation of tax legislation may be challenged and tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions under our inter-company agreements.

Although we believe our estimates are reasonable, the ultimate outcome of such audits and related litigation could be different from our provision for taxes and may have a material adverse effect on our consolidated financial statements and cash flows. For additional information see note 13 to our consolidated financial statements.

The base erosion and profit shifting ("BEPS") project undertaken by the OECD may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. The first wave of BEPS recommendations has been implemented by countries in specific national tax laws, and the OECD is currently working on further initiatives that may further change current international tax principles. On December 12, 2022, the EU Council announced that EU member states had reached an agreement to implement at EU level the minimum taxation component of 15% ("Pillar Two") of the OECD's reform of international taxation. We are currently monitoring the new rules and awaiting further guidance and country agreements, however it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

The termination or expiration of governmental programs or tax benefits, or a change in our business, could adversely affect our overall effective tax rate.

Our tax expenses and the resulting effective tax rate reflected in our consolidated financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the various countries in which we operate or changes in our product mix or the mix of countries where we generate profit. We have benefited, and currently benefit, from a variety of Israeli and other government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain such benefits. If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

- some government programs may be discontinued, or the applicable tax rates may increase;

- we may be unable to meet the requirements for continuing to qualify for some programs and the restructuring plan may lead to the loss of certain tax benefits we currently receive;

- these programs and tax benefits may be unavailable at their current levels;

- upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit; or

- we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

Equity ownership risks

Shareholder rights and responsibilities as a shareholder are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and performing his or her obligations towards the company and other shareholders, and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company's articles of association, increases in a company's authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as provisions that provide for a classified board of directors and that our Board of Directors may issue preferred shares. These provisions may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

Our ADSs and ordinary shares are traded on different stock exchanges and this may result in price variations.

Our ADSs have been traded in the United States since 1982, and on the New York Stock Exchange (the "NYSE") since 2012, and our ordinary shares have been listed on the TASE since 1951. Trading in our securities on these markets takes place in different currencies (our ADSs are traded in U.S. dollars and our ordinary shares are traded in New Israeli Shekels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). As a result, the trading prices of our securities on these two markets may differ due to these factors. In addition, any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

It may be difficult to enforce non-Israeli judgments in Israeli courts against us, our officers and our directors.

We are incorporated in Israel. Certain of our executive officers and directors and our outside auditors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to file or enforce an action against us or any of those persons under non-Israeli law in an Israeli court. In addition, an Israeli court may be deemed *forum non conveniens* for such legal proceedings. It may also be difficult to effect service of process on these persons in the United States, Europe or elsewhere.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We own or lease 78 manufacturing and R&D facilities, occupying approximately 19 million square feet. As of December 31, 2022, our manufacturing and R&D facilities are used by our business segments as follows:

Business Segment	Number of Facilities	Square Feet (in thousands)
North America	20	3,200
Europe	35	10,000
International Markets	23	5,800
Worldwide Total Manufacturing and R&D Facilities	78	19,000

In addition to the manufacturing and R&D facilities discussed above, we maintain numerous office, distribution and warehouse facilities around the world.

We generally seek to own our manufacturing facilities. Office, R&D, distribution and warehouse facilities are often leased.

We are committed to maintaining all of our properties in good operating condition and repair, and the facilities are well utilized.

In Israel, our principal executive offices and corporate headquarters are located in Tel Aviv-Jaffa. We have an operating lease for our office space in Tel Aviv-Jaffa for an initial term of twelve and a half years, with an option for three extensions.

In North America, our principal executive offices are our U.S. headquarters in Parsippany, New Jersey. In Europe, our principal executive offices are in Amsterdam, the Netherlands.

We are continuing the ongoing review and optimization of our manufacturing and supply network, which may include closures and/or divestment of manufacturing plants around the world.

ITEM 3. LEGAL PROCEEDINGS

Information pertaining to legal proceedings can be found in "Item 8 Financial Statements—Note 12b Contingencies" and is incorporated by reference herein.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

American Depositary Shares ("ADSs")

Our ADSs, which have been traded in the United States since 1982, were admitted to trade on the Nasdaq National Market in October 1987 and were subsequently traded on the Nasdaq Global Select Market. On May 30, 2012, we transferred the listing of our ADSs to the New York Stock Exchange (the "NYSE"). The ADSs are quoted under the symbol "TEVA." Citibank, N.A. serves as depositary for the ADSs. Each ADS represents one ordinary share.

Various other stock exchanges quote derivatives and options on our ADSs under the symbol "TEVA."

Ordinary Shares

Our ordinary shares have been listed on the Tel Aviv Stock Exchange ("TASE") since 1951.

Holders

The number of record holders of ADSs at December 31, 2022 was 2,161.

The number of record holders of ordinary shares at December 31, 2022 was 169.

The number of record holders is based upon the actual number of holders registered on our books at such date and does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividends

We have not paid dividends on our ordinary shares or ADSs since December 2017.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Performance Graph

Set forth below is a performance graph comparing the cumulative total return (assuming reinvestment of dividends), in U.S. dollars, for the calendar years ended December 31, 2018, 2019, 2020, 2021 and 2022, of $100 invested on December 31, 2017 in the Company's ADSs, the Standard & Poor's 500 Index and the Dow Jones U.S. Pharmaceuticals Index.



* $100 invested on December 31, 2017 in stock or index – including reinvestment of dividends. Indexes calculated on month-end basis.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We are a global pharmaceutical company, committed to helping patients around the world to access affordable medicines and benefit from innovations to improve their health. Our mission is to be a global leader in generics, innovative medicines and biopharmaceuticals, improving the lives of patients.

We operate worldwide, with headquarters in Israel and a significant presence in the United States, Europe and many other markets around the world. Our key strengths include our world-leading generic medicines expertise and portfolio, focused innovative medicines portfolio and global infrastructure and scale.

Teva was incorporated in Israel on February 13, 1944 and is the successor to a number of Israeli corporations, the oldest of which was established in 1901.

Our Business Segments

We operate our business through three segments: North America, Europe and International Markets. Each business segment manages our entire product portfolio in its region, including generics, which includes biosimilars and OTC products, as well as innovative medicines. This structure enables strong alignment and integration between operations, commercial regions, R&D and our global marketing and portfolio function, optimizing our product lifecycle across therapeutic areas.

In addition to these three segments, we have other activities, primarily the sale of API to third parties, certain contract manufacturing services and an out-licensing platform offering a portfolio of products to other pharmaceutical companies through our affiliate Medis.

Macroeconomic Environment

In recent months, the global economy has been impacted by fluctuating foreign exchange rates. Approximately 47% of our revenues are denominated in currencies other than the U.S. dollar. The strengthening of the U.S. dollar versus other currencies in which we operate, negatively impacts our revenues, results of operations, profits and cash flows. We also manufacture largely outside of the United States, which may to varying degrees result in lower expenses. Additionally, high levels of inflation have recently resulted in significant economic volatility and monetary tightening by central banks. The global economy has also been impacted by the ongoing conflict between Russia and Ukraine, which has spurred rising energy costs and caused disruptions to the global and the Company's internal supply chain. Supply chain disruptions and rising energy costs could continue to result in delays in our production and distribution processes, R&D initiatives and our ability to timely respond to consumer demand. See also discussion under "—International Markets segment" below.

We have implemented certain measures in response to such macroeconomic pressures and are continually considering various initiatives, including price adjustments, enhanced inventory management and alternative sourcing strategies for our raw material supply, to allow us to partially mitigate and offset the impact of these macroeconomic factors. However, although inflationary and other macroeconomic pressures may ease, the higher costs we have experienced during the recent period have already impacted our operations and will likely continue to have an effect on our financial results.

Highlights

Significant highlights of 2022 included:

- Our revenues in 2022 were $14,925 million, a decrease of 6% in U.S. dollars, or 1% in local currency terms, compared to 2021, mainly due to lower revenues from COPAXONE and certain respiratory products in our North America and Europe segments, generic products as well as BENDEKA and TREANDA in our North America segment, partially offset by higher revenues from generic products in our Europe and International Markets segments, and from our innovative products – AUSTEDO and AJOVY, and Anda.

- Our North America segment generated revenues of $7,452 million and profit of $1,993 million in 2022. Revenues decreased by 5%, compared to 2021. Profit decreased by 10% compared to 2021.

- Our Europe segment generated revenues of $4,525 million and profit of $1,496 million in 2022. Revenues decreased by 7% in U.S. dollars. In local currency terms, revenues increased by 4% compared to 2021. Profit was flat compared to 2021.

- Our International Markets segment generated revenues of $1,903 million and profit of $479 million in 2022. Revenues decreased by 6% in U.S. dollars. In local currency terms, revenues increased by 3% compared to 2021. Profit decreased by 9% compared to 2021.

- Our revenues from other activities in 2022 were $1,045 million, a decrease of 9% in U.S. dollars, or 6% in local currency terms, compared to 2021.

- Impairments of identifiable intangible assets were $355 million and $424 million in the years ended December 31, 2022 and 2021, respectively. See note 6 to our consolidated financial statements.

- We recorded goodwill impairment charges of $2,045 million in the year ended December 31, 2022, of which $979 million is related to our International Markets reporting unit and $1,066 million is related to Teva's API reporting unit. See note 7 to our consolidated financial statements.

- We recorded expenses of $414 million for other asset impairments, restructuring and other items in 2022, compared to expenses of $341 million in 2021. See note 15 to our consolidated financial statements.

- In 2022, we recorded expenses of $2,082 million in legal settlements and loss contingencies, compared to expenses of $717 million in 2021. See note 11 to our consolidated financial statements.

- Operating loss was $2,099 million in 2022, compared to an operating income of $1,716 million in 2021.

- Financial expenses, net were $966 million in 2022, compared to $1,058 million in 2021. See note 17 to our consolidated financial statements.

- In 2022, we recognized a tax benefit of $638 million, or 21%, on a pre-tax loss of $3,065 million. In 2021, we recognized a tax expense of $211 million, or 32%, on a pre-tax income of $658 million. See note 13 to our consolidated financial statements.

- As of December 31, 2022, our debt was $21,212 million, compared to $23,043 million as of December 31, 2021. See note 9 to our consolidated financial statements.

- Cash flow generated from operating activities in 2022 was $1,590 million, compared to $798 million in 2021. The increase in 2022 resulted mainly from the sale of accounts receivables under our U.S. securitization facility entered into in November 2022, and lower collections remitted to the owner of the receivables under our EU securitization program mainly due to exchange rate fluctuations, partially offset by an increase in inventory levels, as well as higher payments of legal settlements in connection with the opioids litigation. For further information on our securitization facilities see note 10f to our consolidated financial statements.

- During 2022, we generated free cash flow of $2,243 million, which we define as comprising $1,590 million in cash flow generated from operating activities, $1,140 million in beneficial interest collected in exchange for securitized accounts receivables and $68 million in proceeds from divestitures of businesses and other assets, partially offset by $548 million in cash used for capital investments and $7 million in cash used for acquisition of businesses, net of cash acquired. During 2021, we generated free cash flow of $2,196 million. The increase in 2022 resulted mainly from an increase in cash flow generated from operating activities, partially offset by lower beneficial interest collected in exchange for securitized accounts receivables under our EU securitization program mainly due to exchange rate fluctuations, as well as lower proceeds from divestitures of businesses and other assets. For further information on our securitization facilities see note 10f to our consolidated financial statements.

Results of Operations

The discussion that follows includes a comparison of our results of operations and liquidity and capital resources for fiscal years 2022 and 2021. For a comparison of our results of operations and financial condition for fiscal years 2021 and 2020, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2021 Annual Report on Form 10-K, filed with the SEC on February 9, 2022.

Segment Information

North America Segment

The following table presents revenues, expenses and profit for our North America segment for the past two years:

	Year ended December 31,			
	2022		2021	
	(U.S. $ in millions / % of Segment Revenues)			
Revenues	$7,452	100%	$7,809	100%
Gross profit	3,926	52.7%	4,226	54.1%
R&D expenses	532	7.1%	618	7.9%
S&M expenses	941	12.6%	988	12.7%
G&A expenses	474	6.4%	427	5.5%
Other income	(15)	§	(31)	§
Segment profit*	$1,993	26.7%	$2,224	28.5%

* Segment profit does not include amortization and certain other items.
§ Represents an amount less than 0.5%.

North America Revenues

Our North America segment includes the United States and Canada. Revenues from our North America segment in 2022 were $7,452 million, a decrease of $357 million, or 5%, compared to 2021, mainly due to a decline in revenues from generic products, COPAXONE and BENDEKA and TREANDA, partially offset by higher revenues from our innovative products—AUSTEDO and AJOVY, as well as Anda.

Revenues by Major Products and Activities

The following table presents revenues for our North America segment by major products and activities for the past two years:

	Year ended December 31,		Percentage Change
	2022	2021	2022-2021
	(U.S. $ in millions)		
Generic products	$3,549	$3,769	(6%)
AJOVY	218	176	24%
AUSTEDO	963	802	20%
BENDEKA and TREANDA	316	385	(18%)
COPAXONE	387	577	(33%)
Anda	1,471	1,323	11%
Other*	549	777	(29%)
Total	$7,452	$7,809	(5%)

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* Other revenues in 2022 decreased mainly due to reduction in sales of certain innovative respiratory products. On October 1, 2022, we discontinued marketing ProAir HFA.

Generic products revenues in our North America segment (including biosimilars) in 2022 decreased by 6% to $3,549 million, compared to 2021, mainly due to increased competition to parts of our portfolio, as well as supply disruptions including the closure of the Irvine, CA site, partially offset by revenues from generic launches in 2022.

Among the most significant generic products we sold in North America in 2022 were Truxima® (the biosimilar to Rituxan®), lenalidomide capsules (the generic version of Revlimid®), epinephrine injectable solution (the generic equivalent of EpiPen® and EpiPen Jr.®), albuterol sulfate inhalation aerosol (our ProAir authorized generic), and lidocaine transdermal patch (the generic equivalent of Lidoderm Patch®).

On March 7, 2022 we announced the launch of the first generic version of Revlimid® (lenalidomide capsules), in 5mg, 10mg, 15mg, and 25mg strengths, in the United States. These lenalidomide capsules are a prescription medicine used in adults for the treatment of (i) multiple myeloma in combination with the medicine dexamethasone, (ii) certain myelodysplastic syndromes, and (iii) mantle cell lymphoma following specific prior treatment.

For more information on our generic products, including biosimilars, see "Item 1—Business—Our Product Portfolio and Business Offering—Generic Medicines."

In 2022, our total prescriptions were approximately 306 million (based on trailing twelve months), representing 8.2% of total U.S. generic prescriptions according to IQVIA data.

AJOVY revenues in our North America segment in 2022 increased by 24% to $218 million, compared to 2021, mainly due to growth in volume and favorable net pricing. In 2022, AJOVY's exit market share in the United States in terms of total number of prescriptions was 26%, compared to 21.4% in 2021.

For more information on AJOVY, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—AJOVY."

AUSTEDO revenues in our North America segment in 2022 increased by 20% to $963 million, compared to 2021, mainly due to growth in volume.

For more information on AUSTEDO, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—AUSTEDO."

BENDEKA and **TREANDA** combined revenues in our North America segment in 2022 decreased by 18% to $316 million, compared to 2021, mainly due to the availability of alternative therapies and intense competition. In December 2022, the orphan drug exclusivity that had attached to bendamustine products expired. To-date we are aware of one generic TREANDA product on the market.

For more information on BENDEKA and TREANDA, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—Oncology."

COPAXONE revenues in our North America segment in 2022 decreased by 33% to $387 million, compared to 2021, mainly due to generic competition in the United States and a decrease in glatiramer acetate market share due to availability of alternative biologic therapies.

For more information on COPAXONE, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—COPAXONE."

Anda revenues from third parties in our North America segment in 2022 increased by 11% to $1,471 million, compared to 2021, mainly due to higher demand.

Product Launches and Pipeline

In 2022, we launched the generic version of the following branded products in the United States:

Product Name	Brand Name	Launch Date	Total Annual U.S. Branded Sales at Time of Launch (U.S. $ in millions (IQVIA))*
Fluticasone Propionate and Salmeterol Inhalation Powder, USP	Advair Diskus®	March	$ 2,940
Lenalidomide Capsules, 5, 10, 15, & 25 mg	Revlimid®	March	$ 2,143
Diclofenac Potassium Capsules	Zipsor®	March	$ 20
Pirfenidone Tablets 267mg & 801mg	Esbriet®	May	$ 570
Scopolamine Transdermal System 1mg/3 days	Transderm Scop®	May	$ 88
Dalfampridine Extended-release Tablets 10mg	Ampyra®	May	$ 81
Lanthanum Carbonate Chewable Tablets 500mg, 750mg, 1000mg	Fosrenol®	May	$ 35
Pemetrexed Injection 100mg/4mL, 500mg/20mL, 1g/40mL**	N/A	May	No Data
Vilazodone Hydrochloride Tablets 10mg, 20mg, 40mg	Viibryd®	June	$ 569
Mycophenolate Mofetil for Oral Suspension, USP, 200mg/mL	CellCept®	June	$ 55
Levothyroxine Sodium Tablets USP, 25 mcg, 50 mcg, 75 mcg, 88 mcg, 100 mcg, 112 mcg, 125 mcg, 137 mcg, 150 mcg, 175 mcg, 200 mcg and 300 mcg	Synthroid®	September	$ 2,035
Tacrolimus Ointment	Protopic®	September	$ 80
Pantoprazole Sodium for Injection	Protonix®	September	$ 77
Mycophenolate Mofetil Tablets 500mg	CellCept®	September	$ 68

Product Name	Brand Name	Launch Date	Total Annual U.S. Branded Sales at Time of Launch (U.S. $ in millions (IQVIA))*
Nitrofurantoin Capsules, USP (Monohydrate/ Macrocrystals) 100mg	Macrobid®	September	$ 55
Icosapent Ethyl Capsules 500mg	Vascepa®	September	$ 21
Brimonidine Tartrate/Timolol Maleate Ophthalmic Solution 0.2%/0.5%	Combigan®	October	$ 457
Penciclovir Cream 1%	Denavir®	November	$ 22
Naproxen Sodium ER Tablets 375mg, 500mg & 750mg	Naprelan®	November	$ 10
Icosapent Ethyl Capsules 1g	Vascepa®	December	$ 1,373
Tasimelteon Capsules 20mg***	Hetlioz®	December	No Data

* The figures presented are for the twelve months ended in the calendar quarter immediately prior to our launch or re-launch.

** Teva's Pemetrexed is a 505(b)(2) product, was filed as an NDA and is not bioequivalent to a brand product.

*** Marketed through Specialty Pharmacy that does not report to IQVIA.

As of December 31, 2022, our generic products pipeline in the United States includes 171 product applications awaiting FDA approval, including 73 tentative approvals. This total reflects all pending ANDAs, supplements for product line extensions and tentatively approved applications and includes some instances where more than one application was submitted for the same reference product. Excluding overlaps, the branded products underlying these pending applications had U.S. sales for the twelve months ended September 30, 2022 of approximately $113 billion, according to IQVIA. Approximately 71% of pending applications include a paragraph IV patent challenge and we believe we are first to file with respect to 68 of these products, or 97 products including final approvals where launch is pending a settlement agreement or court decision. Collectively, these first to file opportunities represent over $81 billion in U.S. brand sales for the twelve months ended September 30, 2022, according to IQVIA.

IQVIA reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called "authorized generics," which may ultimately affect the value derived.

In 2022, we received tentative approvals for generic equivalents of the products listed in the table below, excluding overlapping applications. A "tentative approval" indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total U.S. Annual Branded Market (U.S. $ in millions (IQVIA))*
Dasatinib Tablets, 20 mg, 50 mg, 70 mg, 80 mg, 100 mg and 140 mg	Sprycel®	$1,569
Cabozantanib Tablets, 20, 40 and 60 mg	Cabometyx®	$1,136
Valbenazine Capsules, 40 mg and 80 mg	Ingrezza®	$1,041
Canagliflozin Tabs	Invokana®	$ 900
Dapagliflozin/ Metformin Tablets	Xigduo XR®	$ 560
Linaclotide Capsules, 72 mcg	Linzess®	$ 457

Generic Name	Brand Name	Total U.S. Annual Branded Market (U.S. $ in millions (IQVIA))*
Plerixafor Injection, 24 mg/1.2 mL (20 mg/mL)	Mozobil®	$ 192
Lisdexamfetamine Dimesylate Chewable Tablets (CII) 10 mg, 20 mg, 30 mg, 40 mg, 50 mg and 60 mg	Vyvanse®	$ 144
Methylnaltrexone Bromide Tablets, 150 mg ...	Relistor®	$ 131
Methylphenidate Hydrochloride Extended-Release Chewable Tablets, 20 mg, 30 mg and 40 mg	Quillichew ER®	$ 118
Midostaurin Capsules, 25 mg	Rydapt®	$ 88
Naltrexone Hydrochloride and Bupropion Hydrochloride Extended-Release Tablets, 8 mg/90 mg	Contrave®	$ 71
Oxymetazoline Hydrochloride Cream, 1%	Rhofade®	$ 25
Riociguat Tablets	Adempas®	$ 12
Gefitinib Tablets, 250 mg	Iressa®	$ 6
Paclitaxel Protein-Bound Particles for Injectable Suspension, 100 mg/vial **	N/A	No Data
Eltrombopag Choline Tablets, Eq. to 9 mg, 18 mg, 36 mg, and 54 mg***	Promacta®	No Data

* The figures presented are for the twelve months ended in the calendar quarter immediately prior to our launch or re-launch.

** Teva's Paclitaxel is a 505(b)(2) product, was filed as an NDA and is not bioequivalent to a brand product.

*** Teva's Eltrombopag Choline Tablets is a 505(b)(2) product, is not bioequivalent to a brand product.

For a description of our innovative medicines pipeline, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines" above.

North America Gross Profit

Gross profit from our North America segment in 2022 was $3,926 million, a decrease of 7% compared to $4,226 million in 2021, mainly due to lower revenues as discussed above.

Gross profit margin for our North America segment in 2022 decreased to 52.7%, compared to 54.1% in 2021. This decrease was mainly due to lower revenues from COPAXONE and an unfavorable mix of generic products.

North America R&D Expenses

R&D expenses relating to our North America segment in 2022 were $532 million, a decrease of 14% compared to $618 million in 2021.

For a description of our R&D expenses in 2022, see "—Teva Consolidated Results—Research and Development (R&D) Expenses" below.

North America S&M Expenses

S&M expenses relating to our North America segment in 2022 were $941 million, a decrease of 5% compared to $988 million in 2021, mainly due to cost efficiencies.

North America G&A Expenses

G&A expenses relating to our North America segment in 2022 were $474 million, an increase of 11% compared to $427 million in 2021.

For a description of our G&A expenses in 2022, see "—Teva Consolidated Results—General and Administrative (G&A) Expenses" below.

North America Profit

Profit from our North America segment consists of gross profit less R&D expenses, S&M expenses, G&A expenses and any other income related to this segment. Segment profit does not include amortization and certain other items.

Profit from our North America segment in 2022 was $1,993 million, a decrease of 10% compared to $2,224 million in 2021. This decrease was mainly due to lower revenues, partially offset by lower operating expenses, as discussed above.

Europe Segment

The following table presents revenues, expenses and profit for our Europe segment for the past two years:

	Year ended December 31,			
	2022		**2021**	
	(U.S. $ in millions /% of Segment Revenues)			
Revenues	$4,525	100%	$4,886	100%
Gross profit	2,700	59.7%	2,823	57.8%
R&D expenses	213	4.7%	244	5.0%
S&M expenses	748	16.5%	846	17.3%
G&A expenses	246	5.4%	244	5.0%
Other (income) expense	(3)	§	(5)	§
Segment profit*	$1,496	33.1%	$1,494	30.6%

* Segment profit does not include amortization and certain other items.
§ Represents an amount less than 0.5%.

Europe Revenues

Our Europe segment includes the European Union, the United Kingdom and certain other European countries. Revenues from our Europe segment in 2022 were $4,525 million, a decrease of $361 million, or 7%, compared to 2021. In local currency terms, revenues increased by 4%, mainly due to higher demand of generic and OTC products resulting from new product launches and from the removal of restrictions related to doctor and hospital visits by patients previously implemented in response to the COVID-19 pandemic, as well as higher sales of cough and cold products and higher revenues from AJOVY, partially offset by lower revenues from COPAXONE and certain other respiratory products.

In 2022, revenues were negatively impacted by exchange rate fluctuations of $550 million, including hedging effects, compared to 2021. Revenues in 2022 included $17 million from a positive hedging impact, which are included in "Other" in the table below. See note 10d to our consolidated financial statements.

Revenues by Major Products and Activities

The following table presents revenues for our Europe segment by major products and activities for the past two years:

	Year ended December 31, 2022	2021	Percentage Change 2022-2021
	(U.S. $ in millions)		
Generic products	$3,466	$3,569	(3%)
AJOVY	124	87	43%
COPAXONE	268	391	(31%)
Respiratory products	273	356	(23%)
Other	393	483	(19%)
Total	$4,525	$4,886	(7%)

Generic products revenues (including OTC and biosimilar products) in our Europe segment in 2022 decreased by 3% to $3,466 million, compared to 2021. In local currency terms, revenues increased by 9%, mainly due to higher demand of generic and OTC products, resulting from new product launches and from the removal of restrictions related to doctor and hospital visits by patients previously implemented in response to the COVID-19 pandemic, as well as higher sales of cough and cold products.

AJOVY revenues in our Europe segment in 2022 increased by 43% to $124 million, compared to 2021. In local currency terms, revenues increased by 61%, mainly due to launches and reimbursements in additional European countries and growth in existing countries.

For more information on AJOVY, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—AJOVY."

COPAXONE revenues in our Europe segment in 2022 decreased by 31% to $268 million, compared to 2021. In local currency terms, revenues decreased by 23%, mainly due to price reductions and a decline in volume resulting from competing glatiramer acetate products and availability of alternative therapies.

For more information on COPAXONE, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—COPAXONE."

Respiratory products revenues in our Europe segment in 2022 decreased by 23% to $273 million, compared to 2021. In local currency terms, revenues decreased by 14% mainly due to net price reductions and lower volumes.

Product Launches and Pipeline

As of December 31, 2022, our generic products pipeline in Europe included 751 generic approvals relating to 89 compounds in 189 formulations, no EMA approvals received during 2022. In addition, approximately 1,162 marketing authorization applications pending approval in 37 European countries, relating to 102 compounds in 211 formulations. Two applications are pending with the EMA.

For a description of our innovative medicines pipeline, see "Item 1—Business—Research and Development" above.

Europe Gross Profit

Gross profit from our Europe segment in 2022 was $2,700 million, a decrease of 4% compared to $2,823 million in 2021. This decrease was mainly due to exchange rate fluctuations.

Gross profit margin for our Europe segment in 2022 increased to 59.7%, compared to 57.8% in 2021, mainly due to our network consolidation activities and a favorable mix of products.

Europe R&D Expenses

R&D expenses relating to our Europe segment in 2022 were $213 million, a decrease of 13% compared to $244 million in 2021.

For a description of our R&D expenses in 2022, see "—Teva Consolidated Results—Research and Development (R&D) Expenses" below.

Europe S&M Expenses

S&M expenses relating to our Europe segment in 2022 were $748 million, a decrease of 12% compared to $846 million in 2021. This decrease was mainly due to exchange rate fluctuations and cost efficiencies.

Europe G&A Expenses

G&A expenses relating to our Europe segment in 2022 were $246 million, an increase of 1% compared to $244 million in 2021.

For a description of our G&A expenses in 2022, see "—Teva Consolidated Results—General and Administrative (G&A) Expenses" below.

Europe Profit

Profit of our Europe segment consists of gross profit less R&D expenses, S&M expenses, G&A expenses and any other income related to this segment. Segment profit does not include amortization and certain other items.

Profit from our Europe segment in 2022 was $1,496 million, flat compared to $1,494 million in 2021.

International Markets Segment

The following table presents revenues, expenses and profit for our International Markets segment for the past two years:

	Year ended December 31,			
	2022		2021	
	(U.S. $ in millions /% of Segment Revenues)			
Revenues	$1,903	100%	$2,032	100%
Gross profit	1,033	54.3%	1,118	55.0%
R&D expenses	72	3.8%	68	3.3%
S&M expenses	405	21.3%	417	20.5%
G&A expenses	119	6.3%	109	5.4%
Other (income) expense	(43)	(2.2%)	(5)	§
Segment profit*	$ 479	25.2%	$ 529	26.0%

* Segment profit does not include amortization and certain other items.
§ Represents an amount less than 0.5%.

International Markets Revenues

Our International Markets segment includes all countries in which we operate other than those in our North America and Europe segments. The International Markets segment includes more than 35 countries, covering a substantial portion of the global pharmaceutical market. The countries in our International Markets segment include highly regulated, pure generic markets, such as Israel, branded generics oriented markets, such as Russia and certain Latin American markets, and hybrid markets, such as Japan.

In February 2022, Russia launched an invasion of Ukraine. As of the date of this Annual Report on Form 10-K, sustained conflict and disruption in the region is ongoing. Russia and Ukraine markets are included in our International Markets segment results. We have no manufacturing or R&D facilities in these markets. During the year ended December 31, 2022, the impact of this conflict on our International Markets segment's results of operations and financial condition was immaterial. Consistent with our foreign exchange risk management hedging programs, we entered into hedges to hedge our exposure to currency exchange rate fluctuations with respect to our balance sheet assets, revenues and expenses. However, as of the end of 2022, we were unable to renew certain of our expiring hedging positions due to the liquidity situation in the market for Russian rubles. Prior to and since the escalation of the conflict, we have been taking measures to reduce our operational cash balances in Russia and Ukraine. We have been monitoring the solvency of our customers in Russia and Ukraine and have taken measures, where practicable, to mitigate our exposure to risks related to the conflict in the region. However, the duration, severity and global implications (including potential inflation and devaluation consequences) of the conflict cannot be predicted at this time and could have an effect on our business, including on our exchange rate exposure, supply chain, operational costs and commercial presence in these markets.

On February 1, 2021, we completed the sale of the majority of the generic and operational assets of our business venture in Japan.

Revenues from our International Markets segment in 2022 were $1,903 million, a decrease of $129 million, or 6%, compared to 2021. In local currency terms, revenues increased by 3% compared to 2021, mainly due to higher revenues from generic products in most markets, partially offset by lower sales in Japan resulting from the divestment mentioned above. Revenues in 2021 included a milestone payment of $35 million.

In 2022, revenues were negatively impacted by exchange rate fluctuations of $181 million including hedging effects, compared to the year end of 2021. Revenues in 2022, included $11 million from a negative hedging impact, compared to $6 million from a positive hedging impact in 2021, which are included in "Other" in the table below. See note 10d to our consolidated financial statements.

Revenues by Major Products and Activities

The following table presents revenues for our International Markets segment by major products and activities for the past two years:

	Year ended December 31,		Percentage Change 2022-2021
	2022	2021	
	(U.S. $ in millions)		
Generic products	$1,586	$1,649	(4%)
AJOVY	35	50	(30%)
COPAXONE	36	37	(3%)
Other	246	295	(17%)
Total	$1,903	$2,032	(6%)

Generic products revenues in our International Markets segment in 2022, which include OTC products, decreased by 4% to $1,586 million, compared to 2021. In local currency terms, revenues increased by 5%, due to higher revenues in most markets, as well as price increases largely as a result of rising costs due to inflationary pressure, partially offset by lower revenues in Japan resulting from regulatory price reductions, the divestment mentioned above, and generic competition to off-patented products.

AJOVY was launched in certain markets in our International Markets segment, including in Japan during the third quarter of 2021. We are moving forward with plans to launch AJOVY in other markets. AJOVY revenues in our International Markets segment in 2022 were $35 million compared to $50 million in 2021. Revenues in 2021 included a milestone payment of $35 million received from Otsuka related to the launch of AJOVY in Japan.

For more information on AJOVY, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—AJOVY."

COPAXONE revenues in our International Markets segment in 2022 decreased by 3% to $36 million, compared to 2021. In local currency terms, revenues increased by 15%.

For more information on COPAXONE, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—COPAXONE."

AUSTEDO was launched in early 2021 in China for the treatment of chorea associated with Huntington's disease and for the treatment of tardive dyskinesia, and was also launched in Israel during 2021. During the third quarter of 2022, AUSTEDO was launched in Brazil. We continue with additional submissions in various other markets.

For more information on AUSTEDO, see "Item 1—Business—Our Product Portfolio and Business Offering—Innovative Medicines—AUSTEDO."

International Markets Gross Profit

Gross profit from our International Markets segment in 2022 was $1,033 million, a decrease of 8% compared to $1,118 million in 2021.

Gross profit margin for our International Markets segment in 2022 decreased to 54.3%, compared to 55.0% in 2021. This decrease was mainly due to regulatory price reductions and generic competition to off-patented products in Japan, partially offset by price increases largely as a result of rising costs due to inflationary pressure and a favorable mix of products sold.

International Markets R&D Expenses

R&D expenses relating to our International Markets segment in 2022 were $72 million, an increase of 6% compared to $68 million in 2021.

For a description of our R&D expenses in 2022, see "—Teva Consolidated Results—Research and Development (R&D) Expenses" below.

International Markets S&M Expenses

S&M expenses relating to our International Markets segment in 2022 were $405 million, a decrease of 3% compared to $417 million in 2021, mainly due to exchange rate fluctuations and cost efficiencies.

International Markets G&A Expenses

G&A expenses relating to our International Markets segment in 2022 were $119 million, an increase of 9% compared to $109 million in 2021.

For a description of our G&A expenses in 2022, see "—Teva Consolidated Results—General and Administrative (G&A) Expenses" below.

International Markets Other Income

Other income relating to our International Markets segment in 2022 was $43 million, compared to $5 million in 2021. Other income in 2022 was mainly the result of settlement proceeds.

International Markets Profit

Profit of our International Markets segment consists of gross profit less R&D expenses, S&M expenses, G&A expenses and any other income related to this segment. Segment profit does not include amortization and certain other items.

Profit from our International Markets segment in 2022 was $479 million a decrease of 9% compared to $529 million in 2021. This decrease was mainly due to lower gross profit, as discussed above.

Other Activities

We have other sources of revenues, primarily the sale of APIs to third parties, certain contract manufacturing services and an out-licensing platform offering a portfolio of products to other pharmaceutical companies through our affiliate Medis. Our other activities are not included in our North America, Europe or International Markets segments described above.

Our revenues from other activities in 2022 were $1,045 million, a decrease of 9% in U.S. dollars, or 6% in local currency terms, compared to 2021.

API sales to third parties in 2022 were $675 million, a decrease of 9% in both U.S. dollars and local currency terms.

Teva Consolidated Results

Revenues

Revenues in 2022 were $14,925 million, a decrease of 6%, in U.S. dollars or 1% in local currency terms, compared to 2021, mainly due to lower revenues from COPAXONE and certain respiratory products in our North America and Europe segments, generic products as well as BENDEKA and TREANDA in our North America segment, partially offset by higher revenues from generic products in our Europe and International Markets segments, and from our innovative products – AUSTEDO and AJOVY, and Anda. See "—North America Revenues," "—Europe Revenues," "—International Markets Revenues" and "—Other Activities" above.

Exchange rate movements during 2022, including hedging effects, negatively impacted revenues by $780 million, compared to 2021. See note 10d to our consolidated financial statements.

Gross Profit

Gross profit in 2022 was $6,973 million, a decrease of 8% compared to 2021.

Gross profit margin was 46.7% in 2022, compared to 47.8% in 2021.

This decrease in gross profit margin was mainly due to lower revenues from COPAXONE and certain respiratory products in our North America and Europe segments, partially offset by higher revenues from AUSTEDO in North America and a favorable mix of generic products in our Europe segment.

Research and Development (R&D) Expenses

Our R&D activities for generic products in each of our segments include both (i) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies and regulatory filings; and (ii) indirect expenses, such as costs of internal administration, infrastructure and personnel.

Our R&D activities for innovative medicines and biosimilar products in each of our segments include costs of discovery research, preclinical development, drug formulation, early- and late-clinical development and product registration costs. These expenditures are reported net of contributions received from collaboration partners. Our spending takes place throughout the development process, including (i) early-stage projects in both discovery and preclinical phases; (ii) middle-stage projects in clinical programs up to phase 3; (iii) late-stage projects in phase 3 programs, including where a new drug application is currently pending approval; (iv) post-approval studies for marketed products; and (v) indirect expenses, such as costs of internal administration, infrastructure and personnel.

Our R&D expenses in 2022 were $838 million, a decrease of 13% compared to 2021.

Our lower R&D expenses in 2022, compared to 2021, were mainly due to a decrease in several neuroscience projects (in the pain and migraine and headache therapeutic areas) and immunology (in the respiratory therapeutic area), as well as a decline in various generics projects, and an adjustment in payments pursuant to a contract with one of our R&D partners in 2022, partially offset by higher R&D expenses related to our biosimilar products pipeline.

R&D expenses as a percentage of revenues were 5.6% in 2022, compared to 6.1% in 2021.

Selling and Marketing (S&M) Expenses

S&M expenses in 2022 were $2,265 million, a decrease of 7% compared to 2021. Our S&M expenses were primarily the result of the factors discussed above under "—North America Segment— S&M Expenses" and "—Europe Segment— S&M Expenses."

S&M expenses as a percentage of revenues were 15.2% in 2022, compared to 15.3% in 2021.

General and Administrative (G&A) Expenses

G&A expenses in 2022 were $1,180 million, an increase of 7% compared to 2021. This increase was related to proceeds received from Teva's insurance carriers pursuant to a settlement reached on a derivative proceeding in the second quarter of 2021 related to the acquisition of Actavis Generics, as well as higher litigation fees in the second quarter of 2022.

G&A expenses as a percentage of revenues were 7.9% in 2022, compared to 6.9% in 2021.

Identifiable Intangible Asset Impairments

We recorded expenses of $355 million for identifiable intangible asset impairments in 2022, compared to expenses of $424 million in 2021. See note 6 to our consolidated financial statements.

Goodwill Impairment

We recorded goodwill impairment charges of $2,045 million in the year ended December 31, 2022, of which $979 million is related to our International Markets reporting unit and $1,066 million is related to Teva's API reporting unit. See note 7 to our consolidated financial statements.

Other Asset Impairments, Restructuring and Other Items

We recorded expenses of $414 million for other asset impairments, restructuring and other items in 2022, compared to expenses of $341 million in 2021. For further details, as well as a description of significant regulatory and other events, see note 15 to our consolidated financial statements.

Legal Settlements and Loss Contingencies

In 2022, we recorded expenses of $2,082 million in legal settlements and loss contingencies, compared to expenses of $717 million in 2021. See note 11 to our consolidated financial statements.

Other Income

Other income in 2022 was $107 million, compared to $98 million in 2021. See note 16 to our consolidated financial statements.

Operating Income (Loss)

Operating loss was $2,099 million in 2022, compared to operating income of $1,716 million in 2021.

Operating loss as a percentage of revenues was 14.1% in 2022, compared to operating income as a percentage of revenues of 10.8% in 2021. Operating loss in 2022 was mainly affected by goodwill impairment charges and legal settlements and loss contingencies.

Financial Expenses, Net

Financial expenses, net were $966 million in 2022, compared to $1,058 million in 2021. Financial expenses in 2022 were mainly comprised of interest expenses and other bank charges of $930 million.

Financial expenses in 2021 were mainly comprised of interest expenses and other bank charges of $891 million and loss on revaluations of marketable securities of $90 million.

The following table presents a reconciliation of our segment profits to Teva's consolidated operating income (loss) and to consolidated income (loss) before income taxes for the past two years:

	Year ended December 31,	
	2022	**2021**
	(U.S. $ in millions)	
North America profit	$ 1,993	$2,224
Europe profit	1,496	1,494
International Markets profit	479	529
Total reportable segments profit	3,968	4,246
Profit of other activities	172	154
Total segments profit	4,140	4,401
Amounts not allocated to segments:		
Amortization	732	802
Other assets impairments, restructuring and other items	414	341
Goodwill impairment	2,045	—
Intangible assets impairments	355	424
Legal settlements and loss contingencies	2,082	717
Other unallocated amounts	610	402
Consolidated operating income (loss)	(2,099)	1,716
Financial expenses, net	966	1,058
Consolidated income (loss) before income taxes	$(3,065)	$ 658

Income Taxes

In 2022, we recognized a tax benefit of $638 million, or 21%, on a pre-tax loss of $3,065 million.

In 2021, we recognized a tax expense of $211 million, or 32%, on a pre-tax income of $658 million. See note 13 our consolidated financial statements.

Share In (Profits) Losses of Associated Companies, Net

Share in profits of associated companies, net was $21 million in 2022, compared to $9 million in 2021. Share in profits of associated companies, net in 2022 was mainly related to the difference between the book value of our investment in Novetide and its fair value as of the date we completed its acquisition in January 2022.

Net Income (Loss) Attributable to Teva

Net loss was $2,353 million in 2022, compared to a net income of $417 million in 2021. Net loss in 2022 was mainly affected by goodwill impairment charges and legal settlements and loss contingencies, partially offset by a tax benefit, all as discussed above.

Diluted Shares Outstanding and Earnings (Loss) Per Share

The weighted average diluted shares outstanding used for the fully diluted share calculation for 2022 and 2021 was 1,110 million and 1,107 million shares, respectively.

In computing diluted loss per share for the year ended December 31, 2022, no account was taken of the potential dilution that could occur upon the exercise of options and non-vested restricted share units ("RSUs" and performance share units ("PSUs") granted under employee stock compensation plans, and convertible senior debentures, since they had an anti-dilutive effect on loss per share.

In computing diluted earnings per share for the year ended December 31, 2021, basic earnings per share were adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs and PSUs granted under employee stock compensation plans. No account was taken of the potential dilution by the convertible senior debentures, since they had an anti-dilutive effect on earnings per share.

Diluted loss per share was $2.12 for the year ended December 31, 2022, compared to diluted earnings per share of $0.38 for the year ended December 31, 2021.

Share Count for Market Capitalization

We calculate share amounts using the outstanding number of shares (i.e., excluding treasury shares) plus shares that would be outstanding upon the exercise of options and vesting of RSUs and PSUs and the conversion of our convertible senior debentures, in each case, at period end.

As of December 31, 2022 and 2021, the fully diluted share count for purposes of calculating our market capitalization was approximately 1,143 million and 1,128 million, respectively.

Impact of Currency Fluctuations on Results of Operations

In 2022, approximately 47% of our revenues were denominated in currencies other than the U.S. dollar. Since our results are reported in U.S. dollars, we are subject to significant foreign currency risks. Accordingly, changes in the rate of exchange between the U.S. dollar and local currencies in the markets in which we operate (primarily the euro, British pound, Canadian dollar, Russian ruble, Japanese yen, Swiss franc, Israeli shekel and Polish zloty) impact our results.

During 2022, the following main currencies relevant to our operations decreased in value against the U.S. dollar (each on an annual average compared to annual average basis): the Turkish lira by 47%, the Argentinian peso by 25%, the Hungarian forint by 18%, the Japanese yen by 16%, the Ukraine hryvna by 15%, the Swedish krona by 15% and the Polish zloty by 13%. The following main currencies relevant to our operations increased in value against the U.S. dollar: the Russian ruble by 9%, the Brazilian real by 5% and the Mexican peso by 1%.

As a result, exchange rate movements during 2022, including hedging effects, negatively impacted overall revenues by $780 million and operating income by $247 million in comparison with 2021.

In 2022, a positive hedging impact of $11 million was recognized under revenues, and a negative impact of $7 million was recognized under cost of sales. In 2021, a positive impact of $31 million was recognized under revenues and a minimal negative impact was recognized under cost of sales.

Hedging transactions against future projected revenues and expenses are recognized on the balance sheet at their fair value on a quarterly basis, while the foreign exchange impact on the underlying revenues and expenses may occur in subsequent quarters. See note 10d to our consolidated financial statements.

Commencing the third quarter of 2018, the cumulative inflation in Argentina exceeded 100% or more over a 3-year period. Although this triggered highly inflationary accounting treatment, it did not have a material impact on our results of operations.

Commencing the second quarter of 2022, the cumulative inflation in Turkey exceeded 100% or more over a three-year period. Although this triggered highly inflationary accounting treatment, it did not have a material impact on our results of operations.

Liquidity and Capital Resources

Total balance sheet assets were $44,006 million as of December 31, 2022, compared to $47,666 million as of December 31, 2021.

Our working capital balance, which includes accounts receivables net of SR&A, inventories, prepaid expenses and other current assets, accounts payables, employee-related obligations, accrued expenses and other current liabilities, was negative $119 million as of December 31, 2022, compared to positive $787 million as of December 31, 2021. This decrease was mainly a result of lower accounts receivables balances, net of SR&A, due to the securitization facility entered into in November 2022, partially offset by timing of sale cycle in the fourth quarter of 2022, an increase in accrued expenses mainly related to an update to the estimated settlement provision recorded in connection with the remaining opioid cases and an increase in accounts payables.

Cash investment in property, plant and equipment in 2022 was $548 million, compared to $562 million in 2021. Depreciation was $576 million in 2022, compared to $528 million in 2021.

Cash and cash equivalents and short-term and long-term investments, as of December 31, 2022, were $2,817 million compared to $2,191 million as of December 31, 2021.

Our cash on hand that is not used for ongoing operations is generally invested in bank deposits, as well as liquid securities that bear fixed and floating rates.

Teva's principal sources of short-term liquidity are its cash on hand, existing cash investments, liquid securities and available credit facilities, primarily its $1.8 billion unsecured syndicated sustainability-linked revolving credit facility, entered into in April 2022, which was amended in February 2023 ("RCF"). See note 9 to our consolidated financial statements.

2022 Debt Balance and Movements

As of December 31, 2022, our debt was $21,212 million, compared to $23,043 million as of December 31, 2021. This decrease was mainly due to $1,369 million of senior notes repaid at maturity and $484 million of exchange rate fluctuations.

In April 2022, Teva repaid $296 million of its 3.25% senior notes at maturity.

In July 2022, Teva repaid $365 million of its 0.50% senior notes at maturity.

In December 2022, Teva repaid $713 million of its 2.95% senior notes at maturity.

Our debt as of December 31, 2022 was effectively denominated in the following currencies: 62% in U.S. dollars, 36% in euros and 2% in Swiss francs.

The portion of total debt classified as short-term as of December 31, 2022 was 10%, compared to 6% as of December 31, 2021, mainly due to repayment of debt, partially offset by a reclassification of upcoming maturities in 2022.

Our financial leverage, which is the ratio between our debt and the sum of our debt and equity, was 71% as of December 31, 2022, compared to 67% as of December 31, 2021.

Our average debt maturity was approximately 5.8 years as of December 31, 2022, compared to 6.4 years as of December 31, 2021.

For further information, see note 9 to our consolidated financial statements.

2021 Debt Balance and Movements

On February 1, 2021, $491 million of our 0.25% convertible senior debentures, due 2026 were redeemed by holders.

In July 2021, we repaid $1,475 million of our 2.2% senior notes at maturity.

In November 2021, we completed debt issuances for an aggregate principal amount of $5,013 million, comprised of 1,500 million euro principal amount of 4.38% sustainability-linked senior notes due in 2030, 1,100 million euro principal amount of 3.75% sustainability-linked senior notes due in 2027, $1,000 million principal amount of 4.75% sustainability-linked senior notes due in 2027 and $1,000 million principal amount of 5.13% sustainability-linked senior notes due in 2029.

In November 2021, we completed a cash tender offer, which resulted in debt reduction of: $4,008 million from our 1.13% 1,500 million euro senior notes due in October 2024, 1.25% 1,300 million euro senior notes due in March 2023, 3.25% 700 million euro senior notes due in April 2022, 2.8% $3,000 million senior notes due in July 2023 and 2.95% $1,300 million senior notes due in December 2022.

In November 2021, we repaid $613 million and $588 million of our 3.65% senior notes at maturity.

During 2021, we borrowed up to $500 million under our RCF, which was fully repaid before year end.

Total Equity

Total equity was $8,691 million as of December 31, 2022, compared to $11,244 million as of December 31, 2021. This decrease was mainly due to a net loss of $2,406 million and a negative impact of $356 million from exchange rate fluctuations.

Exchange rate fluctuations affected our balance sheet, as approximately 66% of our net assets (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to December 31, 2021, changes in currency rates had a negative impact of $356 million on our equity as of December 31, 2022. The following main currencies decreased in value against the U.S. dollar: Chilean peso by 12%, Polish zloty by 11%, Japanese yen by 9%, euro by 8%, Croatian kuna by 8%, Bulgarian lev by 8%, British pound by 8%, Swiss franc by 5%, and the Peruvian nuevo sol by 4%. The Russian ruble increased in value against the U.S. dollar by 28%. All comparisons are on a year-end to year-end basis.

Cash Flow

We seek to continually improve the efficiency of our working capital management. From time to time, as part of our cash and commercial relationship management activities, we may make decisions in our commercial and supply chain activities which may drive an acceleration of receivable payments from customers or deceleration of payments to vendors, having the effect of increasing or decreasing cash from operations in an individual period. Such decisions may have an impact on our annual operating cash flow measurement, as well as on our quarterly results.

Cash flow generated from operating activities in 2022 was $1,590 million, compared to $798 million in 2021. The increase in 2022 resulted mainly from the sale of accounts receivables under our U.S. securitization facility entered into in November 2022, and lower cash collections remitted to the owner of the receivables under our EU securitization program mainly due to exchange rate fluctuations, partially offset by an increase in inventory levels, as well as higher payments of legal settlements in connection with the opioids litigation. For further information on our securitization facilities see note 10f to our consolidated financial statements.

During 2022, we generated free cash flow of $2,243 million, which we define as comprising $1,590 million in cash flow generated from operating activities, $1,140 million in beneficial interest collected in exchange for securitized accounts receivables and $68 million proceeds from divestitures of businesses and other assets, partially offset by $548 million in cash used for capital investments and $7 million in cash used for acquisition of businesses, net of cash acquired. During 2021, we generated free cash flow of $2,196 million, which we define as comprising $798 million in cash flow generated from operating activities, $1,648 million in beneficial interest collected in exchange for securitized accounts receivables and $311 million in proceeds from divestitures of businesses and other assets, partially offset by $562 million in cash used for capital investments. The increase in 2022 resulted mainly from an increase in cash flow generated from operating activities, partially offset by lower beneficial interest collected in exchange for securitized accounts receivables under our EU securitization program mainly due to exchange rate fluctuations, as well as lower proceeds from divestitures of businesses and other assets. For further information on our securitization facilities see note 10f to our consolidated financial statements.

Dividends

We have not paid dividends on our ordinary shares or ADSs since December 2017.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with R&D activities.

In October 2021, Teva announced a license agreement with Modag that will provide Teva an exclusive global license to develop, manufacture and commercialize Modag's lead compound (TEV-56286) and a related compound (TEV-56287). TEV-56286 was initially developed for the treatment of MSA and Parkinson's disease, and has the potential to be applied to other treatments for neurodegenerative disorders, such as Alzheimer's disease. A phase 1b clinical trial is currently being completed for TEV-56286. In the fourth quarter of 2021, Teva made an upfront payment of $10 million to Modag that was recorded as an R&D expense. Modag may be eligible for future development milestone payments, totaling an aggregate amount of up to $40 million, as well as future commercial milestones and royalties.

In August 2020, Teva entered into an agreement with biopharmaceutical company Alvotech for the exclusive commercialization in the U.S. of five biosimilar product candidates. The initial pipeline for this collaboration contains biosimilar candidates addressing multiple therapeutic areas, including a proposed biosimilar to Humira® and Stelara®. Under the terms of the agreement, Alvotech is responsible for the development, registration and supply of the biosimilar product candidates and Teva will exclusively commercialize the products in the United States. Teva made an upfront payment in the third quarter of 2020 and additional upfront and milestone payments in the second quarter of 2021, which were recorded as an R&D expense. Teva also made a milestone payment in January 2023 which was recorded as R&D expenses in the fourth quarter of 2022. Additional development and commercial milestone payments of up to $398 million, as well as royalty payments, may be payable by Teva over the next few years. Teva and Alvotech will share profit from the commercialization of these biosimilars. Alvotech was previously involved in litigation involving certain IP and trade secrets claims filed by Abbvie in relation to Alvotech's proposed biosimilar to Humira®, all of which were settled on March 8, 2022. Pursuant to that settlement, Alvotech and Teva may sell Alvotech's proposed biosimilar to Humira® in the United States beginning on July 1, 2023, provided that U.S. regulatory approval is obtained by that date. In September 2022, Alvotech announced they received a CRL from the FDA with respect to Alvotech's proposed biosimilar to Humira® and an additional CRL was received in December 2022. In January 2023, the FDA accepted for review a Biologic License Application ("BLA") for Alvotech's proposed biosimilar Stelara®.

In September 2016, Teva and Regeneron entered into a collaborative agreement to develop and commercialize Regeneron's pain medication product, fasinumab. Teva and Regeneron share in the global commercial rights to this product (excluding Japan, Korea and nine other Asian countries), as well as ongoing associated R&D costs of approximately $1 billion. Teva made an upfront payment of $250 million to Regeneron in the third quarter of 2016 and additional payments for achievement of development milestones in an aggregate amount of $120 million were paid during 2017 and 2018. In October 2022, development of fasinumab for the treatment of osteoarthritic pain was discontinued.

In November 2013, Teva entered into an agreement with MedinCell for the development and commercialization of multiple LAI products. The lead product candidate selected was risperidone LAI (TV-46000) suspension for subcutaneous use for the treatment of schizophrenia. In August 2021, the FDA accepted the new drug application ("NDA") for risperidone LAI, based on phase 3 data from two pivotal studies. Teva leads the clinical development and regulatory process and is responsible for commercialization of this product candidate. MedinCell may be eligible for future commercial milestones of up to $112 million in respect of risperidone LAI. Teva will also pay MedinCell royalties on net sales. In April 2022, the FDA issued a CRL regarding the NDA for risperidone LAI. Teva resubmitted the NDA in October 2022 and awaits the FDA's response.

The second selected product candidate is TEV-44749, a LAI for the treatment of schizophrenia. In the third quarter of 2022, Teva decided to progress development of the product to phase 3, as a result of which a $3 million milestone payment was paid to MedinCell which was recognized as R&D expenses. MedinCell may become eligible for further milestones and royalties on sales of TEV-44749.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements, and to parties that financed R&D at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (i) infringement or violation of intellectual property or other rights of such third party; or (ii) damages to users of the related products. Except as described in our financial statements, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Aggregated Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2022:

| | Payments Due by Period | | | | |
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. $ in millions)				
Long-term debt obligations, including estimated interest* ...	$26,903	$2,967	$6,785	$7,424	$9,726
Purchase obligations (including purchase orders)	1,996	1,624	301	55	16
Total	$28,899	$4,591	$7,086	$7,479	$9,742

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* Long-term debt obligations mainly include senior notes, sustainability-linked senior notes and convertible senior debentures, as disclosed in note 9 to our consolidated financial statements.

The total gross amount of unrecognized tax benefits for uncertain tax positions was $638 million at December 31, 2022. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing and magnitude of settlements, these obligations are not included in the table above. Correspondingly, it is difficult to ascertain whether we will pay any significant amount related to these obligations within the next year.

We have committed to make potential future milestone payments to third parties under various agreements. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, we may be required to pay such amounts. As of December 31, 2022, if all development milestones and targets, for compounds in phase 2 and more advanced stages of development, are achieved, the total contingent payments could reach an aggregate amount of up to $26 million. Additional contingent payments are owed upon achievement of product approval or launch milestones.

We have committed to pay royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales or of the gross margin of certain products, as defined in the underlying agreements.

Due to the uncertainty of the timing of these payments, these amounts, and the amounts described in the previous paragraph, are not included in the table above.

Off-Balance Sheet Arrangements

Except for securitization transactions, which are disclosed in note 10f to our consolidated financial statements, we do not have any material off-balance sheet arrangements.

Non-GAAP Net Income and Non-GAAP EPS Data

We present non-GAAP net income and non-GAAP earnings per share ("EPS") as management believes that such data provide useful information to investors because they are used by management and our Board of Directors, in conjunction with other performance metrics, to evaluate our operational performance, to prepare and evaluate our work plans and annual budgets and ultimately to evaluate the performance of management, including annual compensation. While other qualitative factors and judgment also affect annual compensation, the principal quantitative element in the determination of such compensation are performance targets tied to the work plan, which are based on these non-GAAP measures.

Non-GAAP financial measures have no standardized meaning and accordingly have limitations in their usefulness to investors. Investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period and may not provide a comparable view of our performance to other companies in the pharmaceutical industry. Investors should consider non-GAAP net income and non-GAAP EPS in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

In preparing our non-GAAP net income and non-GAAP EPS data, we exclude items that either have a non-recurring impact on our financial performance or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not excluded, potentially cause investors to extrapolate future performance from an improper base that is not reflective of our underlying business performance. Certain of these items are also excluded because of the difficulty in predicting their timing and scope. The items excluded from our non-GAAP net income and non-GAAP EPS include:

- amortization of purchased intangible assets;

- legal settlements and material litigation fees and/or loss contingencies, due to the difficulty in predicting their timing and scope;

- impairments of long-lived assets, including intangibles, property, plant and equipment and goodwill;

- restructuring expenses, including severance, retention costs, contract cancellation costs and certain accelerated depreciation expenses primarily related to the rationalization of our plants or to certain other strategic activities, such as the realignment of R&D focus or other similar activities;

- acquisition- or divestment- related items, including changes in contingent consideration, integration costs, banker and other professional fees and inventory step-up;

- expenses related to our equity compensation;

- significant one-time financing costs, amortization of issuance costs and terminated derivative instruments, and marketable securities investment valuation gains/losses;

- unusual tax items;

- other awards or settlement amounts, either paid or received;

- other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, such as impacts due to changes in accounting, significant costs for remediation of plants, or other unusual events; and

- corresponding tax effects of the foregoing items.

Commencing the first quarter of 2022, we no longer exclude IPR&D acquired in development arrangements from our non-GAAP financial measures. In our comparable non-GAAP financial measures for the year ended December 31, 2021 we excluded $15 million IPR&D acquired in development arrangements. We are not recasting the non-GAAP presentation for the year ended December 31, 2021 since the adjustment is not significant. We made this change to our presentation of non-GAAP financial measures to improve the comparability of our non-GAAP presentation to those of other companies in the pharmaceutical industry that made a similar change to their presentations beginning in the first quarter of 2022.

The following tables present our non-GAAP net income and non-GAAP EPS for the years ended December 31, 2022 and 2021, as well as reconciliations of each measure to their nearest GAAP equivalents:

		Year ended December 31,	
		2022	2021
		($ in millions except per share amounts)	
Net income (loss) attributable to Teva	($)	(2,353)	417
Increase (decrease) for excluded items:			
Amortization of purchased intangible assets		732	802
Legal settlements and loss contingencies		2,082	717
Goodwill impairment		2,045	—
Impairment of long-lived assets		402	584
Other R&D expenses		—	15
Restructuring costs		146	133
Costs related to regulatory actions taken in facilities		7	23
Equity compensation		124	118
Contingent consideration		163	7
Gain on sale of business		(47)	(51)
Accelerated depreciation		117	18
Financial expenses		61	128
Share in profits (losses) of associated companies – net		(22)	(1)
Items attributable to non-controlling interests		(96)	(15)
Other non-GAAP items*		465	318
Corresponding tax effects and unusual tax items		(1,016)	(360)
Non-GAAP net income attributable to Teva	($)	2,812	2,855
Diluted earnings (loss) per share attributable to Teva	($)	(2.12)	0.38
EPS difference**		4.64	2.20
Diluted Non-GAAP EPS attributable to Teva**	($)	2.52	2.58
Non-GAAP weighted average number of shares (in millions)**		1,115	1,107

* Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, such as certain accelerated depreciation expenses and inventory write offs, primarily related to the rationalization of our plants, material litigation fees and other unusual events.

** EPS difference and diluted non-GAAP EPS are calculated by dividing our non-GAAP net income attributable to Teva by our non-GAAP diluted weighted average number of shares.

Trend Information

The following factors are expected to have a significant effect on our 2023 results:

• ongoing impact of macroeconomic headwinds, including global supply chain disruptions, increases in prices of raw materials, labor, transportation as well as exchange rate fluctuations on our results of operations. For further details, see "—Macroeconomic Environment" above;

• continued success of our innovative medicines AUSTEDO and AJOVY;

• success of clinical trials and approval of risperidone LAI;

• ability to successfully execute key generic launches in a timely manner;

• ability to successfully develop and launch new biosimilar products;

- continued decline in sales of COPAXONE and other innovative medicines due to potential loss of exclusivity, generic competition and/or availability of alternative therapies;

- we expect continued competition for our generic products where multiple similar generic products have been launched, resulting in pricing pressure in the generics markets. We do, however, also see certain generic segments in which opportunities exist to grow our business, our portfolio of new drug applications and our portfolio of approved complex products; our disciplined cash management and debt repayment schedule;

- our non-investment grade credit rating may increase the cost of any new borrowing;

- ongoing evaluation to further network consolidation activities to achieve additional operational efficiencies, which may affect our business and operations; and

- continued efforts towards achieving our long-term financial goals.

For additional information, please see "Item 1—Business" above and elsewhere in this Item 7.

Critical Accounting Policies

For a description of our significant accounting policies, see note 1 to our consolidated financial statements.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances.

Of our policies, the following are considered critical to an understanding of our consolidated financial statements as they require the application of subjective and complex judgment, involving critical accounting estimates and assumptions impacting our consolidated financial statements. We have applied our policies and critical accounting estimates consistently across our businesses.

The critical accounting estimates relate to the following:
- Revenue Recognition and SR&A in the United States
- Income Taxes
- Contingencies
- Goodwill
- Identifiable Intangible Assets

Revenue Recognition and SR&A in the United States

Our gross product revenues are subject to a variety of deductions which are generally estimated and recorded in the same period that the revenues are recognized, and primarily represent chargebacks, rebates and sales allowances to wholesalers, retailers and government agencies with respect to our pharmaceutical products. Those deductions represent estimates of rebates and discounts related to gross sales for the reporting period and, as such, knowledge and judgment of market conditions and practice are required when estimating the impact of these revenue deductions on gross sales for a reporting period.

Historically, our changes of estimates reflecting actual results or updated expectations, have not been material to our overall business. Product-specific rebates, however, may have a significant impact on year-over-year individual product growth trends. If any of our ratios, factors, assessments, experiences or judgments are not indicative or accurate predictors of our future experience, our results could be materially affected. The sensitivity of our estimates can vary by program, type of customer and geographic location. However, estimates associated with governmental allowances, U.S. Medicaid and other performance-based contract rebates are most at risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can generally range up to one year. Because of this time lag, in any given quarter, our adjustments to actual can incorporate revisions of several prior quarters. See also "Revenue recognition" in note 1 to the consolidated financial statements.

Income Taxes

The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.

Accounting for uncertainty in income taxes requires that it be more likely than not that the tax benefits recognized in the financial statements be sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations.

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the determination of the appropriate valuation allowances, we have considered the most recent projections of future business results and prudent tax planning alternatives that may allow us to realize the deferred tax assets. Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred taxes, as it is our intention to hold these investments rather than realize them.

Taxes have not been provided for tax-exempt income, as the Company intends to permanently reinvest these earnings and does not currently foresee a need to distribute dividends out of these earnings. In addition, the Company announced a suspension of dividend distribution on ordinary shares and ADSs in 2017. Furthermore, deferred taxes have not been provided for the retained earnings of the Company's foreign subsidiaries because the Company does not expect these subsidiaries to distribute taxable dividends in the foreseeable future, as their earnings and excess cash are used to pay down the group's external liabilities, and the Company expects to have sufficient resources in the Israeli companies to fund its cash needs in Israel. An assessment of the tax that would have been payable had the Company's foreign subsidiaries distributed their income to the Company is not practicable because of the multiple levels of corporate ownership and multiple tax jurisdictions involved in each hypothetical dividend distribution.

For a discussion of the valuation allowance, deferred tax and valuation allowance estimates see notes 1 and 13 to our consolidated financial statements.

Contingencies

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, in large part as a result of the nature of its business, Teva is frequently subject to litigation, governmental investigations and other legal proceedings. Except for income tax contingencies or contingent consideration acquired in a business combination, Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is reasonably estimable. When accruing these costs, Teva will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, Teva accrues for the minimum amount within the range. Teva records anticipated recoveries under existing insurance contracts at the gross amount that is expected to be collected when they are considered probable to occur.

Teva reviews the adequacy of the accruals on a periodic basis and, although it believes that its present reserves are adequate, changes in facts and circumstances in the future may lead to adjustments to reserve estimates and could have a material impact on Teva's results of operations, cash flows and financial condition in the period that reserve estimates are adjusted or paid. As such accruals are based on management's judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies. Litigation outcomes and contingencies are unpredictable and excessive verdicts can occur. Accordingly, management's assessments involve complex judgments concerning future events and often rely heavily on estimates and assumptions.

Goodwill

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration and any non-controlling interest in the acquiree, over the assigned fair values of the identifiable net assets acquired. Goodwill is not amortized, and is assigned to reporting units and tested for impairment at least annually, in the second quarter of the fiscal year.

We perform an impairment test annually and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. The provisions of the accounting standard for goodwill allow us to first assess qualitative factors to determine whether it is necessary to perform the next goodwill impairment quantitative test.

Examples of events or circumstances that may be indicative of impairment include, but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events.

The Company estimates the fair values of all reporting units using a discounted cash flow model which utilizes Level 3 unobservable inputs. Key estimates include the revenue growth rates taking into consideration industry and market conditions, terminal growth rate and the discount rate. The discount rate used is based on the WACC, adjusted for the relevant risk associated with country-specific and business-specific characteristics.

The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill, to those reporting units.

When necessary, we record charges for impairments of goodwill for the amount by which the carrying amount exceeds the fair value of these assets.

See note 7 and note 19 to our consolidated financial statements for further details on the goodwill impairments recognized in 2022 and 2020, and Teva's operating and reporting segments.

Identifiable Intangible Assets

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products for which marketing approval was received from the FDA or the equivalent agencies in other countries. These assets are amortized using mainly the straight-line method over their estimated period of useful life, or based on economic benefit models, if more appropriate, which is determined by identifying the period and manner in which substantially all of the cash flows are expected to be generated. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling and marketing expenses when separable.

Indefinite life intangible assets are mainly comprised of IPR&D assets. Teva monitors these assets for items such as research and development milestones and progress to identify any triggering events.

The fair value of acquired identifiable intangible assets is determined using an income approach. This method starts with a forecast of all expected future net cash flows associated with the asset and then adjusts the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

Whenever impairment indicators are identified for definite life intangible assets, Teva reconsiders the asset's estimated life, calculates the undiscounted value of the asset's or asset group's cash flows and then calculates, if required, the discounted value of cash flow by applying an appropriate discount rate to the undiscounted cash flow streams. Teva then compares such value against the asset's or asset group's carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of carrying value over fair value based on the discounted cash flows.

For indefinite life intangible assets Teva performs an impairment test annually in the second quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Teva determines the fair value of the asset annually or when triggering events are present, based on discounted cash flows and records an impairment loss if book value exceeds fair value.

Examples of events or circumstances that may be indicative of impairment include:

- A projection or forecast that indicates losses or reduced profits associated with an asset. This could result, for example, from a change in the competitive landscape modifying our assumptions about market share or pricing prospectively, a government reimbursement program that results in an inability to sustain projected product revenues and profitability, or lack of acceptance of a product by patients, physicians or payers limiting our projected growth.

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights by a competitor would likely result in generic competition earlier than expected. And conversely, a lost challenge of patent rights in connection with our generic file would likely result in delayed entry.

- A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect our ability to manufacture or sell a product.

- For IPR&D projects, this could result from, among other things, a change in outlook affecting assumptions around competition or timing of entry such as approval success or the related timing of approval, clinical trial data results, other delays in the projected launch dates or additional expenditures required to commercialize the product.

The more significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets include (i) assumptions associated with forecasting product profitability, including sales and cost to sell projections, (ii) tax rates which seek to incorporate the geographic diversity of the projected cash flows, (iii) expected impact of competitive, legal and/or regulatory forces on the projections and the impact of technological risk, R&D expenditure for ongoing support of product rights or continued development of IPR&D, and (iv) estimated useful lives and IPR&D expected launch dates. Additionally, for IPR&D assets the risk of failure has been factored into the fair value measure.

While all intangible assets other than goodwill can face events and circumstances that can lead to impairment, in general, intangible assets other than goodwill that are most at risk of impairment include IPR&D assets and newly acquired or recently impaired indefinite-lived brand assets. IPR&D assets are high-risk assets, as R&D is an inherently risky activity. Consequently, IPR&D assets could be determined to be no longer commercially viable. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value annually or when triggering events are present. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge.

Recently Issued Accounting Pronouncements

See note 1 to our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

The objective of our financial risk management measures is to minimize the impact of risks arising from foreign exchange and interest rate fluctuations. To reduce these risks, we take various operational measures in order to achieve a natural hedge and may enter, from time to time, into financial derivative instruments. Our derivative transactions are executed through global banks. We believe that due to our diversified derivatives portfolio, the credit risk associated with any of these banks is minimal. No derivative instruments are entered into for trading purposes.

Exchange Rate Risk Management

We operate our business worldwide and, as such, we are subject to foreign exchange risks on our results of operations, our monetary assets and liabilities and our foreign subsidiaries' net assets. For further information on currencies in which we operate, see "Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Currency Fluctuations on Results of Operations."

We generally prefer to borrow in U.S. dollars; however, from time to time we borrow funds in other currencies, such as the euro, Swiss franc and new Israeli shekel, in order to benefit from same currency revenues in relation to same currency costs and same currency assets in relation to same currency liabilities.

Cash Flow Exposure

Our total revenues were $14,925 million in 2022. Of these revenues, approximately 47% were denominated in currencies other than the U.S. dollar, of which 21% in euros, 4% in British pound and the rest in other currencies, none of which accounted for more than 4% of total revenues in 2022. In most currencies, we record corresponding expenses.

In certain currencies, primarily the euro, our revenues generally exceed our expenses. Conversely, in other currencies, primarily the new Israeli shekel and the Indian rupee, our expenses generally exceed our revenues.

We enter into financial derivatives to hedge part of those currencies which do not have a sufficient natural hedge, in order to reduce the impact of foreign exchange fluctuations on our operating results.

As of December 31, 2022, we hedged part of our expected operating results for 2023 in currencies other than the U.S. dollar, primarily the euro, British pound, Canadian dollar, Swiss franc, Swedish krona, Polish zloty, Japanese yen, Chilean peso, Indian rupee and Israeli shekel.

In certain cases, we may hedge exposure arising from a specific transaction, executed in a currency other than the functional currency, by entering into forward contracts and/or by using plain-vanilla and exotic option strategies. We generally limit the term of hedging transactions to a maximum of eighteen months.

Balance Sheet Exposure

With respect to our monetary assets and liabilities, the exposure arises when the monetary assets and/or liabilities are denominated in currencies other than the functional currency of our subsidiaries. We strive to limit our exposure through natural hedging. The remaining exposure is hedged almost in full by entering into financial derivative instruments. To the extent possible, the hedging activity is carried out on a consolidated level.

The table below presents exposures exceeding $50 million in absolute values:

	Net exposure as of December 31, 2022
Liability/Asset	**(U.S. $ in millions)**
CHF/EUR	360
USD/JPY	225
GBP/EUR	177
EUR/BGN	150
GBP/USD	130
INR /USD	110
ILS/USD	100
EUR/RUB	85
CAD/EUR	53

Outstanding Foreign Exchange Hedging Transactions

As of December 31, 2022, we had outstanding derivatives, primarily forwards and currency option contracts, with a corresponding notional amount of approximately $1.9 billion and $0.3 billion, respectively. As of December 31, 2021, we had outstanding derivatives, primarily forwards and currency option contracts with corresponding notional amounts of approximately $2.1 billion and $0.4 billion, respectively.

The table below presents the net notional and fair values of the financial derivatives entered into as of December 31, 2022 in order to reduce currency exposure arising from our cash flow and balance sheet exposures. The table below presents only currency paired with hedged net notional values exceeding $50 million.

Currency (sold)	Cross Currency (bought)	Net Notional Value 2022	Net Notional Value 2021	Fair Value 2022	Fair Value 2021	2022 Weighted Average Cross Currency Prices or Strike Prices
		(U.S. $ in millions)				
Forward:						
EUR	CHF	354	*	(3)	—	0.98
EUR	USD	252	98	(8)	4	0.96
JPY	USD	246	313	(17)	4	139.06
EUR	GBP	179	*	(4)	—	0.87
USD	INR	151	95	(1)	1	82.51
PLN	USD	122	*	(8)	—	4.70
CAD	USD	79	76	2	1	1.31
CHF	USD	58	509	(18)	(4)	0.94
USD	GBP	58	133	1	(1)	1.20
CLP	USD	52	*	(5)	—	943.05
EUR	CAD	50	*	(2)	—	1
MXN	USD	*	96	—	(4)	19
Options:						
EUR	USD	132	73	(3)	1	0.99
GBP	USD	86	*	(2)	—	1.13
USD	ILS	68	*	(2)	—	3.25
CAD	USD	*	53	—	—	—
CHF	USD	*	51	(1)	—	—

---

*   Represents net notional value of less than $50 million.

Foreign Subsidiaries Net Assets

Under certain market conditions, we may hedge against possible fluctuations in foreign subsidiaries' net assets ("net investment hedge"). In these cases, we may use cross currency swaps and forward contracts.

Interest Rate Risk Management

We are subject to interest rate risk on our investments and on our borrowings. We manage interest rate risk in the aggregate, while focusing on our immediate and intermediate liquidity needs.

We raise capital through various debt instruments including senior notes and sustainability-linked senior notes that bear a fixed or variable interest rate, unsecured syndicated sustainability-linked revolving credit facility that bears a fixed or variable interest rate and convertible debentures that bear a fixed and variable interest rate. In some cases, as described below, we have swapped from a fixed to a variable interest rate ("fair value hedge"), from a variable to a fixed interest rate and from a fixed to a fixed interest rate with an exchange from a currency other than the functional currency ("cash flow hedge"), reducing overall interest expenses or hedging risks associated with interest rate fluctuations.

In certain cases, we may hedge, in whole or in part, against exposure arising from a specific transaction, such as debt issuances related to an acquisition or debt refinancing, by entering into forward and interest rate swap contracts and/or by using options.

The table below presents the aggregate outstanding debt by currencies and maturities as of December 31, 2022:

Currency	Total Amount	Interest Rate Ranges		2023	2024	2025	2026	2027	2028 & thereafter
		(U.S. dollars in millions)							
Fixed Rate:									
USD	13,220	2.80%	7.13%	1,250	1,000	3,497	1,000	1,250	3,770
Euro	7,667	1.13%	6.00%	670	2,034	—	1,925	799	1,606
CHF	379	1.00%	1.00%	—	379	—	—	—	—
USD convertible debentures*	23	0.25%	0.25%	—	—	—	—	—	—
Variable Rate:									
Others	1			—					—
Total:	21,290			$1,920	$3,413	$3,497	$2,925	$2,049	$5,376
Less debt issuance costs . . .	(78)								
Total:	$21,212								

* Classified under short-term debt.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Teva Pharmaceutical Industries Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Teva Pharmaceutical Industries Limited and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2022 appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control— Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021**,** and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Teva Management on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment—North America, Europe, International Markets and Teva API reporting units

As described in Notes 1 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance and goodwill balance for the North America, Europe, International Markets and Teva API reporting units were $17,633 million, $6,450 million, $8,302 million, $1,339 million and $1,293 million, respectively, as of December 31, 2022. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, in the second quarter of the fiscal year, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. During the second quarter of 2022, management conducted a quantitative analysis of all reporting units as part of its annual goodwill impairment test with the assistance of an independent valuation expert. In the second quarter of 2022, management recorded a goodwill impairment charge of $745 million as follows: (i) $479 million related to its International Markets reporting unit; and (ii) $266 million related to its Teva API reporting unit. During the fourth quarter of 2022, management noted the following main triggering events for its International Markets reporting unit and its Teva API reporting unit: (i) fluctuations in exchange rates between certain currencies in which the Company operates in its International Markets reporting unit, and the U.S. dollar, are expected to significantly lower projected operating results; and (ii) updated assumptions supporting the cash flow projections of the Teva API reporting unit, including certain revenue growth assumptions, and the associated operating profit margins. As a result, management performed a quantitative analysis and recorded a goodwill impairment charge of $500 million related to its International Markets reporting unit and $800 million related to its Teva API reporting unit. Management determines the fair value of its reporting units using the income approach. Within the income approach, the method used is the discounted cash flow method. Management starts with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then applies a discount rate to arrive at a net present value amount. As disclosed by management, key estimates include the revenue growth rates taking into consideration industry and market conditions, terminal growth rate and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the North America, Europe, International Markets and Teva API reporting units is a critical audit matter are (i) the significant judgment by management when determining the fair value of the reporting units; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the revenue growth rates, discount rate and terminal growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the North America, Europe, International Markets and Teva API reporting units. These procedures also included, among others, (i) testing management's process for determining the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to the revenue growth rates, discount rate, terminal growth rate. Evaluating management's assumptions related to the revenue growth rates and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's discounted cash flow model and the discount rate assumption.

Sales Reserves and Allowances ("SR&A")—Rebates, Chargebacks and Medicaid in the United States

As described in Notes 1 and 3 to the consolidated financial statements, the amount of consideration to which the Company expects to be entitled varies as a result of rebates, chargebacks and other SR&A that the Company offers to its customers and their customers, as well as the occurrence or nonoccurrence of future events, including milestone events. A minimum amount of variable consideration is recorded by the Company concurrently with the satisfaction of performance obligations to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. As of December 31, 2022, consolidated SR&A for rebates, chargebacks and Medicaid were $3,229 million. Provisions for chargebacks involve estimates of usage by retailers and other indirect buyers with varying contract prices for multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers. Provisions for estimating chargebacks are calculated using historical chargeback experience and/or expected chargeback levels for new products and anticipated pricing changes. Provisions for rebates are estimated based on the specific terms in each agreement based on historical trends and expected sales. Provisions for Medicaid are based on historical trends of rebates paid, as well as on changes in wholesaler inventory levels and increases or decreases in sales.

The principal considerations for our determination that performing procedures relating to SR&A for rebates, chargebacks and Medicaid in the United States is a critical audit matter are (i) the significant judgment by management due to the significant measurement uncertainty involved in developing the reserves, as the reserves are based on assumptions developed using contractual and mandated terms with customers, historical experience, and projected market conditions in the U.S.; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to wholesaler inventory levels and expected chargeback levels.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to SR&A for rebates, chargebacks and Medicaid in the United States, including controls over the assumptions used by management to estimate the reserves. These procedures also included, among others, (i) developing independent estimates of the reserves using third party information, the contractual or mandated terms of the specific rebate or chargeback programs, and the historical trends of payments and comparing the independent estimates to management's estimates; (ii) evaluating the reasonableness of significant assumptions used by management related to wholesaler inventory levels and expected chargeback levels; and (iii) testing the completeness, accuracy, and relevance of underlying data used to estimate the reserves, including testing actual claims processed by the Company.

Opioid, Pricing and Market Allocation Litigation in the United States

As described in Notes 1, 11 and 12 to the consolidated financial statements, management evaluates litigation contingencies and records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Such contingencies include those related to opioid, pricing and market allocation litigation in the United States. As of December 31, 2022, the Company's consolidated provision for legal settlements and loss contingencies was $4,186 million, which included an estimated settlement provision recorded in connection with the remaining opioid cases.

The principal considerations for our determination that performing procedures relating to opioid, pricing and market allocation litigation in the United States is a critical audit matter are (i) the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for each claim can be made; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's assessment of the loss contingencies associated with these legal matters; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of the loss contingencies relating to opioid, pricing and market allocation litigation in the United States, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) gaining an understanding of the Company's process around the accounting and reporting for these legal matters; (ii) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel; (iii) discussing the status of significant known actual and potential litigation with the Company's internal and external legal counsel; (iv) evaluating the reasonableness of management's assessment regarding whether a loss is probable and whether the amount of loss can be reasonably estimated; and (v) evaluating the sufficiency of the Company's litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the factual investigation performed by management and their advisors with respect to pricing and market allocation allegations.

/s/Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel Aviv, Israel

February 10, 2023

We have served as the Company's auditor since at least 1976. We have not been able to determine the specific year we began serving as the auditor of the Company.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,801	$ 2,165
Accounts receivables, net of allowance for credit losses of $91 million and $90 million as of December 31, 2022 and December 31, 2021, respectively	3,696	4,529
Inventories	3,833	3,818
Prepaid expenses	1,162	1,075
Other current assets	549	965
Assets held for sale	10	19
Total current assets	12,051	12,573
Deferred income taxes	1,453	596
Other non-current assets	441	515
Property, plant and equipment, net	5,739	5,982
Operating lease right-of-use assets	419	495
Identifiable intangible assets, net	6,270	7,466
Goodwill	17,633	20,040
Total assets	$ 44,006	$ 47,666
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt	$ 2,109	$ 1,426
Sales reserves and allowances	3,750	4,241
Accounts payables	1,887	1,686
Employee-related obligations	566	563
Accrued expenses	2,151	2,208
Other current liabilities	1,005	903
Total current liabilities	11,469	11,027
Long-term liabilities:		
Deferred income taxes	548	784
Other taxes and long-term liabilities	3,847	2,578
Senior notes and loans	19,103	21,617
Operating lease liabilities	349	416
Total long-term liabilities	23,846	25,395
Commitments and contingencies, see note 12		
Total liabilities	35,315	36,422
Equity:		
Teva shareholders' equity:		
Ordinary shares of NIS 0.10 par value per share; December 31, 2022 and December 31, 2021: authorized 2,495 million shares; issued 1,217 million shares and 1,209 million shares, respectively	57	57
Additional paid-in capital	27,688	27,561
Accumulated deficit	(12,882)	(10,529)
Accumulated other comprehensive loss	(2,838)	(2,683)
Treasury shares as of December 31, 2022 and December 31, 2021: 106 million ordinary shares	(4,128)	(4,128)
	7,897	10,278
Non-controlling interests	794	966
Total equity	8,691	11,244
Total liabilities and equity	$ 44,006	$ 47,666

Amounts may not add up due to rounding.
The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(U.S. dollars in millions, except share and per share data)

	Year ended December 31,		
	2022	2021	2020
Net revenues	$14,925	$15,878	$16,659
Cost of sales	7,952	8,284	8,933
Gross profit	6,973	7,594	7,726
Research and development expenses, net	838	967	997
Selling and marketing expenses	2,265	2,429	2,498
General and administrative expenses	1,180	1,099	1,173
Intangible assets impairments	355	424	1,502
Goodwill impairment	2,045	—	4,628
Other asset impairments, restructuring and other items	414	341	479
Legal settlements and loss contingencies	2,082	717	60
Other income	(107)	(98)	(40)
Operating (loss) income	(2,099)	1,716	(3,572)
Financial expenses – net	966	1,058	834
Income (loss) before income taxes	(3,065)	658	(4,406)
Income taxes (benefit)	(638)	211	(168)
Share in (profits) losses of associated companies – net	(21)	(9)	(138)
Net income (loss)	(2,406)	456	(4,099)
Net income (loss) attributable to non-controlling interests	(53)	39	(109)
Net income (loss) attributable to Teva	(2,353)	417	(3,990)
Earnings (loss) per share attributable to ordinary shareholders:			
Basic	$ (2.12)	$ 0.38	$ (3.64)
Diluted	$ (2.12)	$ 0.38	$ (3.64)
Weighted average number of shares (in millions):			
Basic	1,110	1,102	1,095
Diluted	1,110	1,107	1,095

Amounts may not add up due to rounding.
The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(U.S. dollars in millions)

	Year ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$(2,406)	$ 456	$(4,099)
Other comprehensive income (loss), net of tax:			
Currency translation adjustment	(356)	(462)	(69)
Unrealized gain (loss) on derivative financial instruments, net	29	39	57
Unrealized gain (loss) on defined benefit plans, net	57	32	(18)
Total other comprehensive income (loss)	(270)	(391)	(30)
Total comprehensive income (loss)	(2,676)	65	(4,129)
Comprehensive income (loss) attributable to non-controlling interests	(169)	(68)	(53)
Comprehensive income (loss) attributable to Teva	$(2,507)	$ 133	$(4,076)

Amounts may not add up due to rounding.
The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Teva shareholders' equity								
	Ordinary shares								
	Number of shares (in millions)	Stated value	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Treasury shares	Total Teva share-holders' equity	Non-controlling interests	Total equity
	(U.S. dollars in millions)								
Balance at January 1, 2020	1,198	56	27,312	(6,956)	(2,312)	(4,128)	13,972	1,091	15,063
Changes during 2020:									
Net income (loss)				(3,990)			(3,990)	(109)	(4,099)
Other comprehensive income (loss)					(86)		(86)	56	(30)
Issuance of shares	4	*	*				1		1
Stock-based compensation expense			129				129		129
Transactions with non-controlling interests								(2)	(2)
Balance at December 31, 2020	1,202	57	27,443	(10,946)	(2,399)	(4,128)	10,026	1,035	11,061
Changes during 2021:									
Net income (loss)				417			417	39	456
Other comprehensive income (loss)					(283)		(283)	(107)	(391)
Issuance of Shares	7	*					*		*
Stock-based compensation expense			119				119		119
Transactions with non-controlling interests								(2)	(2)
Balance at December 31, 2021	1,209	57	27,561	(10,529)	(2,683)	(4,128)	10,278	966	11,244
Changes during 2022:									
Net income (loss)				(2,353)			(2,353)	(53)	(2,406)
Other comprehensive income (loss)					(154)		(154)	(116)	(270)
Issuance of Shares	8	*	1				1		1
Stock-based compensation expense			124				124		124
Transactions with non-controlling interests								(2)	(2)
Balance at December 31, 2022	1,217	$57	$27,688	$(12,882)	$(2,838)	$(4,128)	$ 7,897	$ 794	$ 8,691

---

*   Represents an amount less than $0.5 million.

Amounts may not add up due to rounding.
The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)

	Year ended December 31,		
	2022	**2021**	**2020**
Operating activities:			
Net income (loss)	$(2,406)	$ 456	$(4,099)
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Impairment of goodwill, long-lived assets and assets held for sale	2,447	584	6,546
Depreciation and amortization	1,308	1,330	1,557
Net change in operating assets and liabilities	1,257	(1,701)	(2,188)
Deferred income taxes — net and uncertain tax positions	(1,059)	(120)	(696)
Stock-based compensation	124	119	129
Other items	(91)	16	100
Research and development in process	—	10	80
Net loss (gain) from investments and from sale of business and long lived assets	10	104	(213)
Net cash provided by (used in) operating activities	1,590	798	1,216
Investing activities:			
Beneficial interest collected in exchange for securitized trade receivables	1,140	1,648	1,405
Proceeds from sale of business and long lived assets	68	311	67
Purchases of property, plant and equipment	(548)	(562)	(578)
Purchases of investments and other assets	(1)	(47)	(55)
Proceeds from sale of investments	4	172	12
Other investing activities	—	1	12
Acquisitions of businesses, net of cash acquired	(7)	—	—
Net cash provided by (used in) investing activities	656	1,523	863
Financing activities:			
Repayment of senior notes and loans and other long term liabilities	(1,369)	(6,649)	(1,871)
Proceeds from senior notes, net of issuance costs	—	4,974	—
Proceeds from short term debt	—	700	550
Repayment of short term debt	—	(700)	(559)
Redemption of convertible debentures	—	(491)	—
Other financing activities	(118)	(6)	(5)
Net cash provided by (used in) financing activities	(1,487)	(2,172)	(1,885)
Translation adjustment on cash and cash equivalents	(123)	(128)	8
Net change in cash, cash equivalents and restricted cash	636	21	202
Balance of cash, cash equivalents and restricted cash at beginning of year	2,198	2,177	1,975
Balance of cash, cash equivalents and restricted cash at end of year	$ 2,834	$ 2,198	$ 2,177
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:			
Cash and cash equivalents	2,801	2,165	2,177
Restricted cash included in other current assets	33	33	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	2,834	2,198	2,177

Amounts may not add up due to rounding.
The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(U.S. dollars in millions)

	Year ended December 31,		
	2022	2021	2020
Supplemental cash flow information:			
Non-cash financing and investing activities:			
Beneficial interest obtained in exchange for securitized trade receivables	$1,189	$1,635	$1,397
Cash paid during the year for:			
Interest	$ 948	$ 913	$ 846
Income taxes, net of refunds	$ 543	$ 495	$ 709

Net change in operating assets and liabilities:

	Year ended December 31,		
	2022	2021	2020
Other current assets	$ (828)	$(2,271)	$(1,473)
Trade payables, accrued expenses, employee-related obligations and other liabilities	1,914	764	(463)
Trade receivables net of sales reserves and allowances	334	(574)	(293)
Inventories	(163)	380	41
	$1,257	$(1,701)	$(2,188)

Amounts may not add up due to rounding.
The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
Notes to Consolidated Financial Statements

NOTE 1—Significant accounting policies:

a. General:

Operations

Teva Pharmaceutical Industries Limited (the "Parent Company"), headquartered in Israel, together with its subsidiaries and associated companies (the "Company," "Teva" or the "Group"), is engaged in the development, manufacturing, marketing and distribution of generics, innovative medicines and biopharmaceuticals. The majority of the Group's revenues are in the United States and Europe.

Basis of presentation and use of estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity and disclosure of contingent liabilities and assets at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

In preparing the Company's consolidated financial statements, management also considered the economic implications of inflation expectations on its critical and significant accounting estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to determining the valuation and recoverability of IPR&D assets, marketed product rights and goodwill, assessing sales reserves and allowances in the United States, uncertain tax positions, valuation allowances and contingencies. These estimates could be impacted by higher costs and the ability to pass on such higher costs to customers, which is highly uncertain. Government actions taken to address macroeconomic developments, as well as their economic impact on Teva's third-party manufacturers and suppliers, customers and markets, could also impact such estimates and may change in future periods.

In February 2022, Russia launched an invasion of Ukraine. As of the date of these consolidated financial statements, sustained conflict and disruption in the region is ongoing. Russia and Ukraine markets are included in Teva's International Markets segment results. Teva has no manufacturing or R&D facilities in these markets. As part of the Company's annual goodwill analysis performed in the second quarter of 2022, it identified an increase in the discount rate, which led to a goodwill impairment charge in its International Markets reporting unit. This increase was a result of an increase in certain components of the discount rate that were partially attributed to higher risk associated with country-specific characteristics of several countries, such as Russia, that might be a consequence of the conflict. Other than its impact on the goodwill impairment charge described above, during the year ended December 31, 2022, the impact of the Russia-Ukraine conflict on Teva's results of operations and financial condition was immaterial. See also note 7.

Certain amounts in the consolidated financial statements and associated notes may not add up due to rounding. All percentages have been calculated using unrounded amounts.

Functional currency

A major part of the Group's operations is carried out by the Company in the United States, Israel and certain other countries. The functional currency of these entities is the U.S. dollar ("dollar" or "$").

The functional currency of certain subsidiaries and associated companies is their local currency. The financial statements of those companies are included in the consolidated financial statements, translated into U.S.

dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year. Differences resulting from translation are presented as other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

In the event of a divestiture of a foreign subsidiary, the related foreign currency translation results net of related income taxes are reversed from equity to income. Foreign currency exchange gains and losses are included in net income (loss).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, joint ventures and variable interest entities ("VIEs") for which the Company is considered the primary beneficiary. For those consolidated entities where Teva owns less than 100%, the outside shareholders' interests are shown as non-controlling interests in equity. Investments in affiliates over which the Company has significant influence but not a controlling interest, are carried on the equity basis.

For VIEs, the Company performs an analysis to determine whether the variable interests give a controlling financial interest in a VIE. The Company periodically reassesses whether it controls its VIEs.

Intercompany transactions and balances are eliminated on consolidation; profits from intercompany sales, not yet realized outside the Group, are also eliminated.

b. New accounting pronouncements

Recently adopted accounting pronouncements

In November 2021, the FASB issued ASU 2021-10 "Government Assistance (Topic 832)," which requires annual disclosures that increase the transparency of transactions involving government grants, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity's financial statements. The Company applied the guidance prospectively to all in-scope transactions beginning fiscal year 2022. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06 "Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815 – 40)." This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The amendments to this guidance are effective for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company adopted the new standard effective January 2022. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04 "Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting." This guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is effective for all entities as of March 12, 2020 through December 31, 2024. The Company adopted the new standard effective January 2022. The Company has completed negotiations to transform the facility base rate of its EU securitization program and evaluated the potential impact of the replacement of the LIBOR benchmark on its interest rate risk management activities. The adoption of this guidance did not have a material impact on the Company's consolidated financial results of operations, financial position or cash flows.

Recently issued accounting pronouncements, not yet adopted

In September 2022, the FASB issued ASU 2022-04 "Liabilities — Supplier Finance Programs: Disclosure of Supplier Finance Program Obligations (Subtopic 405-50)". This guidance is intended to address requests from stakeholders for information about an entity's use of supplier finance programs and their effect on the entity's working capital, liquidity and cash flows. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll-forward information requirement, which is effective for the fiscal years beginning after December 15, 2023. The Company will apply the guidance prospectively to transactions occurring on or after January 2023.

In October 2021, the FASB issued ASU 2021-08 "Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. Adopting the new guidance in an interim period other than the first fiscal quarter requires an entity to apply the new guidance to all prior business combinations that have occurred since the beginning of the annual period in which the new guidance was adopted. The Company plans to adopt the new accounting standard effective January 1, 2023 and will apply the guidance prospectively to all business combinations with an acquisition date occurring on or after January 2023.

c. Acquisitions:

Teva's consolidated financial statements include the operations of acquired businesses from the date of the acquisition's consummation. Acquired businesses are accounted for using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When Teva acquires net assets that do not constitute a business, as defined under U.S. GAAP, no goodwill is recognized and acquired IPR&D is expensed unless it has an alternative future use.

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of its fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under other assets impairments, restructuring and other items.

d. Collaborative arrangements:

Collaborative arrangements are contractual arrangements in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor.

The Company recognizes revenue generated and costs incurred on sales to third parties as it relates to collaborative agreements as gross or net. If the Company is the principal participant in a transaction, revenues and costs are recorded on a gross basis; otherwise, revenues are recorded on a net basis.

e.   Equity investments:

The Company measures equity investments at fair value with changes in fair value recognized in net income. The Company accounts for equity investments that do not have a readily determinable fair value as cost method investments under the measurement alternative prescribed within ASU 2016-01 "Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities" to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Company accounts for equity investments as current when the Company has the intent and ability to sell such assets within the next twelve months.

f.   Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

g.   Cash and cash equivalents:

All highly liquid investments, which include short-term bank deposits and money market instruments, that are not restricted as to withdrawal or use, and investment in short-term debentures, the period to maturity of which did not exceed three months at the time of investment, are considered to be cash equivalents.

h.   Restricted cash:

Restricted cash represents amounts which are legally restricted to withdrawal or usage and is presented in the Consolidated Balance Sheet under other current assets.

i.   Accounts Receivables:

Accounts receivable have been reduced by an allowance for doubtful accounts. The Company maintains the allowance for estimated losses resulting from the inability of the Company's customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company's ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. Write-off activity and recoveries for the periods presented were not material.

j.   Concentration of credit risks:

Most of Teva's cash and cash equivalents (which, along with investment in securities, totaled $2,817 million at December 31, 2022) were deposited with European, U.S. and Israeli banks and financial institutions and were comprised mainly of cash deposits.

The pharmaceutical industry, particularly in the United States, has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. The U.S. market constituted approximately 47% of Teva's consolidated revenues in 2022. The exposure of credit risks relating to other trade receivables outside the U.S. is limited, due to the relatively large number of group customers and their wide geographic distribution. Teva performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral and from time to time the Company may choose to purchase trade credit insurance.

k.   Inventories:

Inventories are valued at the lower of cost or net realizable value. Cost of raw and packaging materials, purchased products, manufactured finished products, products in process and capitalized production costs are determined predominantly on a standard cost basis, approximating actual costs. Other methods which are utilized for determining the value of inventories are moving average, cost basis and the first in first out method. Teva regularly reviews its inventories for obsolescence and other impairment risks and reserves are established when necessary.

Inventories acquired in a business combination are stepped-up to their estimated fair value and amortized to cost of sales as that inventory is sold.

l.   Long-lived assets:

Teva's long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets, property, plant and equipment, and operating lease right-of-use ("ROU") assets. All long-lived assets are monitored for impairment indicators throughout the year. Impairment testing for goodwill and all indefinite-lived intangible assets is performed at least annually. When necessary, charges for impairments of long-lived assets, other than goodwill, are recorded for the amount by which the fair value is less than the carrying value of these assets.

Goodwill

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration and any non-controlling interest in the acquiree, over the assigned fair values of the identifiable net assets acquired. Goodwill is not amortized, and is assigned to reporting units and tested for impairment at least on an annual basis, in the second quarter of the fiscal year.

The goodwill impairment test is performed according to the following principles:

1. An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

2. If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying mount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value is recognized.

An interim goodwill impairment test may be required in advance or after of the annual impairment test if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For example, a substantial decline in the Company's market capitalization, unexpected adverse business conditions, economic factors and unanticipated competitive activities may indicate that an interim impairment test is required. In the event that the Company's market capitalization declines below its book value, the Company considers the length and severity of the decline and the reason for the decline when assessing whether potential goodwill impairment exists.

Identifiable intangible assets

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

Definite life intangible assets consist mainly of acquired product rights and other rights relating to products for which marketing approval was received from the U.S. Food and Drug Administration ("FDA") or the equivalent agencies in other countries. These assets are amortized mainly using the straight-line method over their estimated period of useful life, or based on economic benefit models, if more appropriate, which is determined by identifying the period and manner in which substantially all of the cash flows are expected to be generated. Amortization of acquired developed products is recorded under cost of sales. Amortization of marketing and distribution rights is recorded under selling and marketing ("S&M") expenses when separable.

Indefinite life intangible assets are mainly comprised of IPR&D assets. Teva monitors these assets for items such as research and development progress and for indicators of fair value change such as level of expected competition and or pricing, to identify any triggering events.

IPR&D acquired in a business combination is capitalized as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned. In the reporting periods where they are treated as indefinite life intangible assets, they are not amortized but rather are monitored triggering events and tested for impairment at least on an annual basis, in the second quarter of the fiscal year. Upon completion of the related research and development efforts, management determines the useful life of the intangible assets and amortizes them accordingly. In case of abandonment or a reduction in the expected realizable value of the asset, the related research and development assets are impaired.

Whenever impairment indicators are identified for definite life intangible assets, Teva reconsiders the asset's estimated life, calculates the undiscounted value of the asset's or asset group's cash flows and compares such value against the asset's or asset group's carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value based on the discounted cash flows.

For indefinite life intangible assets, Teva performs an impairment test annually in the second quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Teva determines the fair value of the asset based on discounted cash flows and records an impairment loss if its book value exceeds fair value.

In determining the estimated fair value of identifiable intangible assets, Teva utilized a discounted cash flow model. The key assumptions within the model related to forecasting future revenue and operating income, an appropriate discount rate and an appropriate terminal value based on the nature of the long-lived asset. The Company's updated forecasts of net cash flows for the impaired assets reflect, among others, the following: (i) for IPR&D assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risks associated with these assets; and (ii) for product rights, pricing and volume projections, as well as patent life and any significant changes to the competitive environment.

Property, plant and equipment

Property, plant and equipment are stated at cost, after deduction of the related investment grants, and depreciated using the straight-line method over the estimated useful life of the assets: buildings, mainly 40 years; machinery and equipment, mainly 20 years; and other assets, between 5 to 10 years.

For property, plant and equipment and lease right-of-use assets, whenever impairment indicators are identified, Teva reconsiders the asset's estimated life, calculates the undiscounted value of the asset's cash flows and compares such value against the asset's carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value.

Lease right-of-use (ROU) assets

See note 8 and note 1cc for further discussion.

m. Contingencies:

The Company is involved in various patent, product liability, commercial, government investigations, environmental claims and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies, contingent consideration, other contingent liabilities incurred or acquired in a business combination, Teva records accruals for these types of contingencies to the extent that Teva concludes their occurrence is probable and that the related liabilities are reasonably estimable. When accruing these costs, the Company will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Teva records anticipated recoveries under existing insurance contracts that are probable of occurring at the gross amount that is expected to be collected. When applicable, the Company classifies the effect that the passage of time had on the net present value of a discounted legal accrual as legal expenses. Legal costs are expensed as incurred.

The Company recognizes gain contingencies when they are realized or when all related contingencies have been resolved.

n. Treasury shares:

Treasury shares are presented as a reduction of Teva shareholders' equity and carried at their cost to Teva, under treasury shares.

o. Stock-based compensation:

Teva recognizes stock based compensation for the estimated fair value of share-based awards, restricted share units ("RSUs") and performance share units ("PSUs"). The compensation expense for PSUs is recognized only if it is probable that the performance condition will be achieved.

Teva measures compensation expense for share-based awards based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires estimates as to the option's expected term and the price volatility of the underlying stock. Teva amortizes the value of share-based awards and RSUs to expense over the vesting period on a straight-line basis.

Teva measures compensation expense for the RSUs and PSUs based on the market value of the underlying stock at the date of grant, less an estimate of dividends that will not accrue to the RSU and PSU holders prior to vesting.

Teva records forfeitures for share-based awards, RSUs and PSUs as they occur. If an employee forfeits an award because he fails to complete the requisite service period, the Company will reverse the compensation cost previously recognized in the period the award is forfeited.

p. Deferred income taxes:

Deferred income taxes are determined utilizing the "asset and liability" method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred income taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that a portion of the deferred income tax assets will not be realized. In determining whether a valuation allowance is needed, Teva considers all available evidence, including historical information, long range forecast of future taxable income and evaluation of tax planning strategies. Amounts recorded for valuation allowance can result from a complex series of judgments about future events and can rely on estimates and assumptions. Deferred income tax liabilities and assets are classified as non-current.

Tax has not been provided on the following items:

1. Taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company's intention to hold these investments, not to realize them. The determination of the amount of related unrecognized deferred tax liability is not practicable.

2. Amounts of tax-exempt income generated from the Company's current Approved Enterprises and unremitted earnings from foreign subsidiaries retained for reinvestment in the Group. See note 13f.

q. Uncertain tax positions:

Teva recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. Teva regularly re-evaluates its tax positions based on developments in its tax audits, statute of limitations expirations, changes in tax laws and new information that can affect the technical merits and change the assessment of Teva's ability to sustain the tax benefit. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax position under the income taxes line item.

Provisions for uncertain tax positions, whereas Teva has net operating losses to offset additional income taxes that would result from the settlement of the tax position, are presented as a reduction of the deferred tax assets for such net operating loss.

r. Derivatives and hedging:

The Group carries out transactions involving derivative financial instruments (mainly forward exchange contracts, currency options, cross-currency swap contracts, interest rate swap contracts and treasury locks). The transactions are designed to hedge the Company's currency and interest rate exposures. The Company does not enter into derivative transactions for trading purposes.

Derivative instruments are recognized on the balance sheet at their fair value.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk is recognized in financial expenses, net in the statements of income in the period that the changes in fair value occur.

For derivative instruments that are designated and qualify as a cash-flow hedge, the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the anticipated transaction in the same period or periods during which the hedged transaction affects earnings.

For derivative instruments that are designated as net-investment hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income. The effective portion is determined by looking into changes in spot exchange rate. The change in fair value attributable to changes other than those due to fluctuations in the spot exchange rate are excluded from the assessment of hedge effectiveness and are recognized in the statement of income under financial expenses, net.

For derivative instruments that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of the cash flows from the underlying hedged items that these derivatives are hedging.

Derivative instruments that do not qualify for hedge accounting are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of financial expenses, net in the statements of income. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

s. Revenue recognition:

A contract with a customer exists only when: the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party's rights regarding the distinct goods or services to be transferred ("performance obligations"), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes.

The amount of consideration to which Teva expects to be entitled varies as a result of rebates, chargebacks, returns and other sales reserves and allowances ("SR&A") that the Company offers to its customers and their customers, as well as the occurrence or nonoccurrence of future events, including milestone events. A minimum amount of variable consideration is recorded by the Company concurrently with the satisfaction of performance obligations to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimates of variable consideration are based on historical experience and the specific terms in the individual agreements (which the Company believes approximates expected value). Rebates and chargebacks are the largest components of SR&A. If a minimum cannot be reasonably estimated, such revenue may be deferred to a future period when better information is available. For further description of SR&A components and how they are estimated, see "Variable Consideration" below.

Shipping and handling costs, after control of the product has transferred to a customer, are accounted for as a fulfillment cost and are recorded under S&M expenses.

Teva does not adjust the promised amount of consideration for the effects of a significant financing component since the Company expects, at contract inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. The Company's credit terms to customers are, on average, between thirty and ninety days.

The Company generally recognizes the incremental costs of obtaining contracts as an expense since the amortization period of the assets that the Company otherwise would have recognized is one year or less. The costs are recorded under S&M expenses. Similarly, Teva does not disclose the value of unsatisfied performance obligations for contracts with original expected duration of one year or less.

Nature of revenue streams

Revenue from sales of goods, including sales to distributors is recognized when the customer obtains control of the product. This generally occurs when products are shipped once the Company has a present right to payment and legal title, and risk and rewards of ownership are obtained by the customer.

Licensing arrangements performance obligations generally include intellectual property ("IP") rights, certain R&D and contract manufacturing services. The Company accounts for IP rights and services separately if they are distinct – i.e. if they are separately identifiable from other items in the arrangement and if the customer can benefit from them on their own or with other resources that are readily available to the customer. The consideration is allocated between IP rights and services based on their relative stand-alone selling prices.

Revenue for distinct IP rights is accounted for based on the nature of the promise to grant the license. In determining whether the Company's promise is to provide a right to access its IP or a right to use its IP, the Company considers the nature of the IP to which the customer will have rights. IP is either functional IP which has significant standalone functionality or symbolic IP which does not have significant standalone functionality. Revenue from functional IP is recognized at the point in time when control of the distinct license is transferred to the customer. Revenue from symbolic IP is recognized over the access period to the Company's IP.

Revenue from sales based milestones and royalties promised in exchange for a license of IP is recognized only when, or as, the later of subsequent sale or the performance obligation to which some or all of the sales-based royalty has been allocated, is satisfied. Revenues from licensing arrangements included royalty income of $212 million, $160 million and $129 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Distribution revenues are derived from sales of third-party products for which the Company acts as distributor, mostly in the United States via Anda and in Israel via Salomon Levin and Elstein Ltd. (SLE). In the United States, the Company is the principal in these arrangements and therefore records revenue on a gross basis as it controls the promised goods before transferring these goods to the customer. In Israel, the Company is the agent in these arrangements and therefore records revenue on a net basis as it has no discretion in establishing prices for any specified goods or services, limited inventory risk and is not primarily responsible for contract fulfillment. Revenue is recognized when the customer obtains control of the products. This generally occurs when products are shipped once the Company has a present right to payment and legal title and risk and rewards of ownership are obtained by the customer.

Other revenues are primarily comprised of contract manufacturing services, sales of medical devices and other miscellaneous items. Revenue is recognized when the customer obtains control of the products. This generally occurs when products are shipped, once the Company has a present right to payment and legal title and risk and rewards of ownership are obtained by the customer.

Trade receivables and contract liabilities

Trade receivables are presented net of allowance for credit losses, which include amounts billed and currently due from customers.

Contract liabilities are mainly comprised of deferred revenues (defined as obligations to provide products or services to customers when payment has been made in advance and delivery or performance has not yet occurred), which were immaterial as of December 31, 2022 and 2021.

Variable consideration

Variable consideration mainly includes SR&A, comprised of rebates (including Medicaid and other governmental program discounts), chargebacks, returns and other promotional (including shelf stock adjustments) items. Provisions for prompt payment discounts are netted against trade receivables.

The Company recognizes these provisions at the time of sale and adjusts them if the actual amounts differ from the estimated provisions. The following describes the nature of each deduction and how provisions are estimated:

Rebates

Rebates are primarily related to volume incentives and are offered to key customers to promote loyalty. These rebate programs provide that, upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives a rebate. Since rebates are contractually agreed upon, they are estimated based on the specific terms in each agreement based on historical trends and expected sales. Externally obtained inventory levels and expected sales usage by contract are evaluated in relation to estimates made for rebates payable to indirect customers and managed care agreements.

Medicaid and Other Governmental Rebates

Pharmaceutical manufacturers whose products are covered by the Medicaid program are required to provide a rebate to each state as a percentage of their average manufacturer's price for generic products dispensed and "best price" for innovative products dispensed. Many states have also implemented supplemental rebate programs that obligate manufacturers to pay rebates in excess of those required under federal law. The Company estimates these rebates based on historical trends of rebates paid, as well as on changes in wholesaler inventory levels and increases or decreases in sales.

Chargebacks

The Company has arrangements with various third parties, such as managed care organizations and drug store chains, establishing prices for certain of Teva's products. While these arrangements are made between the Company and the customers, the customers independently select a wholesaler from which they purchase the products. Alternatively, certain wholesalers may enter into agreements with the customers, with Teva's concurrence, which establish the pricing for certain products which the wholesalers provide. Under either arrangement, Teva will issue a credit (referred to as a "chargeback") to the wholesaler for the difference between the invoice price to the wholesaler and the customer's contract prices. Provisions for chargebacks involve estimates of contract prices of over 2,000 products and multiple contracts with multiple wholesalers. Provisions for chargebacks involve estimates of usage by retailers and other indirect buyers with varying contract prices for multiple wholesalers. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and, therefore, will not necessarily fluctuate in proportion to an increase or decrease in sales. Provisions for estimating chargebacks are calculated using historical chargeback experience and/or expected chargeback levels for new products and anticipated pricing changes. Teva considers current and expected price competition when evaluating the provision for chargebacks. Chargeback provisions are compared to externally obtained distribution channel reports for reasonableness. The Company regularly monitors the provision for chargebacks and makes adjustments when the Company believes that actual chargebacks may differ from estimated provisions.

Other Promotional Arrangements

Other promotional or incentive arrangements are periodically offered to customers, specifically related to the launch of products or other targeted promotions. Provisions are made in the period for which the Company can estimate the incentive earned by the customer, in accordance with the contractual terms. The Company regularly monitors the provision for other promotional arrangements and makes adjustments when it believes that the actual provision may differ from the estimated provisions.

Shelf Stock Adjustments

The custom in the pharmaceutical industry is generally to grant customers a shelf stock adjustment based on the customers' existing inventory contemporaneously with decreases in the market price of the related product. The most significant of these relate to products for which an exclusive or semi-exclusive period exists. Provisions for price reductions depend on future events, including price competition, new competitive launches and the level of customer inventories at the time of the price decline. Teva regularly monitors the competitive factors that influence the pricing of its products and customer inventory levels and adjust these estimates where appropriate.

Returns

Returns primarily relate to customer returns of expired products which, the customer has the right to return up to one year following the expiration date. Such returned products are destroyed and credits and/or refunds are issued to the customer for the value of the returns. Accordingly, no returned assets are recoded in connection with those products. The returns provision is estimated by applying a historical return rate to the amounts of revenue estimated to be subject to returns. Revenue subject to returns is estimated based on the lag time from time of sale to date of return. The estimated lag time is developed by analyzing historical experience.

Additionally, The Company considers specific factors, such as estimated levels of inventory in the distribution channel, product dating and expiration, size and maturity of launch, entrance of new competitors, changes in formularies or packaging and any changes to customer terms, for determining the overall expected levels of returns.

Prompt Pay Discounts

Prompt pay discounts are offered to most customers to encourage timely payment. Discounts are estimated at the time of invoice based on historical discounts in relation to sales. Prompt pay discounts are almost always utilized by customers. As a result, the actual discounts do not vary significantly from the estimated amount.

t.   Research and development:

Research and development expenses are charged to statement of income (loss) as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met.

Advance payments for goods or services that will be used or rendered for future research and development activities are deferred. Such amounts are recognized as an expense as the related goods are used or the services are rendered.

Research and development in-process acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use, is expensed as incurred.

u.   Shipping and handling costs:

Shipping and handling costs to end customers, which are included in S&M expenses, were $118 million, $111 million and $124 million for the years ended December 31, 2022, 2021 and 2020, respectively.

v.   Advertising costs:

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2022, 2021 and 2020 were $168 million, $246 million and $225 million, respectively.

w.   Restructuring:

Restructuring provisions are recognized for the direct expenditures arising from restructuring initiatives, where the plans are sufficiently detailed and where appropriate communication to those affected has been made.

Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

Contractual termination benefits are provided to employees when employment is terminated due to an event specified in the provisions of an existing plan or agreement. A liability is recorded and the expense is recognized when it is probable that employees will be entitled to the benefits and the amount is reasonably estimable.

Special termination benefits arise when the Company offers, for a short period of time, to provide certain additional benefits to employees electing voluntary termination. A liability is recorded and the expense is recognized in the period the employees irrevocably accept the offer and the amount of the termination liability is reasonably estimable.

x.   Segment reporting:

The Company's business includes three reporting segments based on three geographical areas:

(a)   North America segment, which includes the United States and Canada.

(b)   Europe segment, which includes the European Union, the United Kingdom and certain other European countries.

(c)   International Markets segment, which includes all countries in which Teva operates other than those in the North America and Europe segments.

Each business segment manages the entire product portfolio in its region, including generic products, innovative medicines and over-the-counter ("OTC") products.

In addition to these three segments, Teva has other sources of revenues, primarily the sale of APIs to third parties, certain contract manufacturing services and an out-licensing platform offering a portfolio of products to other pharmaceutical companies through its affiliate Medis.

y.   Earnings per share:

Basic earnings (loss) per share are computed by dividing net income (loss) attributable to Teva's ordinary shareholders by the weighted average number of ordinary shares outstanding, including fully vested RSUs and PSUs during the period, net of treasury shares.

In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested RSUs and PSUs granted under employee stock compensation plans and convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the "if-converted" method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures.

z.   Securitization

Teva accounts for transfers of its trade receivable as sales when it has surrendered control over the related assets in accordance with ASC Topic 860 "Transfer and Servicing" of Financial Assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company's continuing involvement with the assets transferred. Assets obtained and liabilities incurred in connection with transfers reported as sales are initially recognized in the balance sheet at fair value. Refer to note 10f.

aa.   Divestitures

The Company nets the proceeds on the divestitures of products with the carrying amount of the related assets and records gain or loss on sale within other income. Any contingent payments that are potentially due to the Company as a result of these divestitures are recorded when it is probable that a significant reversal of income will not occur, or in the case of a business, when such payments are realizable. For divestures of businesses, including divestitures of products that qualify as a business, the Company reflects the relative fair value of goodwill associated with the businesses in the determination of gain or loss on sale.

bb. Debt instruments

Debt instruments are initially recognized at the fair value of the consideration received. Debt issuance costs are recorded on the consolidated balance sheet as a reduction of liability. They are subsequently recognized at amortized cost using the effective interest method. Debt may be considered extinguished when it has been modified and the terms of the new debt instruments and old debt instruments are "substantially different" (as defined in the debt modification guidance in ASC 470-50 "Debt—Modifications and Extinguishments"). The Company classifies the current portion of long term debt as non-current liabilities on the balance sheet when it has the intent and ability to refinance the obligation on a long-term basis, in accordance with ASC 470-50 "Debt".

cc. Leases

Teva determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, Teva classifies the lease as a finance lease. Otherwise, Teva classifies the lease as an operating lease. When determining lease classification, Teva's approach in assessing two of the mentioned criteria is: (i) generally, 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) generally, 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset.

Operating leases are included in operating lease ROU assets, other current liabilities and operating lease liabilities in the consolidated balance sheet. Finance leases are included in property, plant and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheet.

ROU assets represent Teva's right to use an underlying asset for the lease term and lease liabilities represent Teva's obligation to make lease payments arising from the lease. Operating lease ROU and finance lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, which may include options to extend or terminate the lease, when it is reasonably certain at the commencement date whether the Company will or will not exercise the option to renew or terminate the lease. Teva uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

For finance leases, Teva recognizes interest on the lease liability separately from amortization of the assets in the consolidated statement of income. For operating leases, lease expenses are recognized on a straight-line basis over the lease term.

Teva elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, Teva does not recognize ROU assets or lease liabilities, but recognizes lease expenses over the lease term on a straight line basis. Teva also elected the practical expedient to not separate lease and non-lease components for all of Teva's leases, other than leases of real estate.

Lease terms will include options to extend or terminate the lease when it is reasonably certain that Teva will either exercise or not exercise the option to renew or terminate the lease.

Teva's lease agreements have remaining lease terms ranging from 1 year to 76 years. Some of these agreements include options to extend the leases for up to 10 years and some include options to terminate the leases immediately. Certain leases also include options to purchase the leased property.

The depreciable life of leasehold improvements is limited by the expected lease term, unless there is a transfer of title or a purchase option for the leased asset reasonably certain of exercise.

Some of Teva's vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. Teva's lease agreements do not contain any material residual value guarantees.

Teva rents out or subleases certain assets to third parties, which has an immaterial impact on Teva's consolidated financial statements.

NOTE 2—Certain transactions:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development costs or business risks. The Company's most significant agreements of this nature are summarized below.

MODAG

In October 2021, Teva announced a license agreement with MODAG GmbH ("Modag") that will provide Teva an exclusive global license to develop, manufacture and commercialize Modag's lead compound (TEV-56286) and a related compound (TEV-56287). TEV-56286 was initially developed for the treatment of Multiple System Atrophy ("MSA") and Parkinson's disease, and has the potential to be applied to other treatments for neurodegenerative disorders, such as Alzheimer's disease. A phase 1b clinical trial is currently being completed for TEV-56286. In the fourth quarter of 2021, Teva made an upfront payment of $10 million to Modag that was recorded as an R&D expense. Modag may be eligible for future development milestone payments, totaling an aggregate amount of up to $40 million, as well as future commercial milestones and royalties.

Alvotech

In August 2020, Teva entered into an agreement with biopharmaceutical company Alvotech for the exclusive commercialization in the U.S. of five biosimilar product candidates. The initial pipeline for this collaboration contains biosimilar candidates addressing multiple therapeutic areas, including proposed biosimilars to Humira® and Stelara®. Under the terms of the agreement, Alvotech is responsible for the development, registration and supply of the biosimilar product candidates and Teva will exclusively commercialize the products in the United States. Teva made an upfront payment in the third quarter of 2020 and additional upfront and milestone payments in the second quarter of 2021, which were recorded as R&D expenses. Teva also made a milestone payment in January 2023 which was recorded as an R&D expense in the fourth quarter of 2022. Additional development and commercial milestone payments of up to $398 million, as well as royalty payments, may be payable by Teva over the next few years. Teva and Alvotech will share profit from the commercialization of these biosimilars. Alvotech was previously involved in litigation involving certain IP and trade secrets claims filed by Abbvie in relation to Alvotech's proposed biosimilar to Humira®, all of which were settled on March 8, 2022. Pursuant to that settlement, Alvotech and Teva may sell Alvotech's proposed biosimilar to Humira® in the United States beginning on July 1, 2023, provided that U.S. regulatory approval is obtained by that date. In September 2022, Alvotech announced they received a Complete Response Letter ("CRL") from the FDA with respect to Alvotech's proposed biosimilar to Humira® and an additional CRL was received in December 2022. In January 2023, the FDA accepted for review a Biologic License Application ("BLA") for Alvotech's proposed biosimilar Stelara®.

Eli Lilly and Alder BioPharmaceuticals

In December 2018, Teva entered into an agreement with Eli Lilly & Co. ("Lilly") resolving the European Patent Office opposition they had filed against Teva's AJOVY patents. The settlement agreement with Lilly also resolved Lilly's action to revoke the patent protecting AJOVY in the United Kingdom.

On January 8, 2018, Teva signed a global license agreement with Alder BioPharmaceuticals ("Alder"). The agreement validates Teva's intellectual property and resolves Alder's opposition to Teva's European patent with respect to anti-calcitonin gene-related peptide (CGRP) antibodies, including the withdrawal of Alder's appeal before the European Patent Office. Under the terms of the agreement, Alder received a non-exclusive license to Teva's anti-CGRP antibodies patent portfolio to develop, manufacture and commercialize eptinezumab in the United States and worldwide, excluding Japan. Teva received a $25 million upfront payment that was recognized as revenue during 2018, and a $25 million milestone payment in 2020. The agreement stipulates additional development and commercial milestone payments to Teva of up to $150 million, as well as future royalties.

Otsuka

On May 12, 2017, Teva entered into a license and collaboration agreement with Otsuka Pharmaceutical Co. Ltd. ("Otsuka") providing Otsuka with an exclusive license to develop and commercialize AJOVY in Japan. Otsuka paid Teva an upfront payment of $50 million in consideration for the transaction. In the third quarter of 2020, Otsuka submitted an application to obtain manufacturing and marketing approval for AJOVY in Japan and, as a result, paid Teva a milestone payment of $15 million, which was recognized as revenue in the third quarter of 2020. AJOVY was approved in Japan in June 2021 and launched on August 30, 2021. As a result of the launch, Otsuka paid Teva a milestone payment of $35 million, which was recognized as revenue in the third quarter of 2021. Teva may receive additional milestone payments upon achievement of certain revenue targets. Otsuka also pays Teva royalties on AJOVY sales in Japan.

Takeda

In December 2016, Teva entered into a license agreement with a subsidiary of Takeda Pharmaceutical Company Ltd. ("Takeda"), for the research, development, manufacture and commercialization of Attenukine® technology. Teva received a $30 million upfront payment and a milestone payment of $20 million in 2017. During the second quarter of 2022, Takeda initiated its phase 2 study of modakafusp alfa (formerly TAK 573 or TEV 48573) and as a result paid Teva a milestone payment of $25 million, which was recognized as revenue in the second quarter of 2022. The license agreement stipulates additional milestone payments to Teva of up to $519 million with respect to this product candidate, as well as future royalties.

Regeneron

In September 2016, Teva and Regeneron Pharmaceuticals, Inc. ("Regeneron") entered into a collaborative agreement to develop and commercialize Regeneron's pain medication product, fasinumab. Teva and Regeneron share in the global commercial rights to this product (excluding Japan, Korea and nine other Asian countries), as well as ongoing associated R&D costs of approximately $1 billion. Teva made an upfront payment of $250 million to Regeneron in 2016 and additional payments for achievement of development milestones in an aggregate amount of $120 million were paid during 2017 and 2018. In October 2022, development of fasinumab for the treatment of osteoarthritic pain was discontinued.

MedinCell

In November 2013, Teva entered into an agreement with MedinCell for the development and commercialization of multiple long-acting injectable ("LAI") products. The lead product candidate selected was risperidone LAI (TV-46000) suspension for subcutaneous use for the treatment of schizophrenia. In August 2021, the FDA accepted the NDA for risperidone LAI, based on phase 3 data from two pivotal studies. Teva leads the clinical development and regulatory process and is responsible for commercialization of this product candidate. MedinCell may be eligible future commercial milestones of up to $112 million in respect of risperidone LAI. Teva will also pay MedinCell royalties on net sales. In April 2022, the FDA issued a CRL regarding the NDA for risperidone LAI. Teva resubmitted the NDA in October 2022 and awaits the FDA's response.

The second selected product candidate is TEV-44749, a LAI for the treatment of schizophrenia. In the third quarter of 2022, Teva decided to progress development of the product to phase 3, as a result of which a $3 million milestone payment was paid to MedinCell which was recognized as R&D expenses. MedinCell may become eligible for further milestones and royalties on sales of TEV-44749.

Assets and Liabilities Held For Sale:

General

Assets held for sale as of December 31, 2022 included certain manufacturing assets that were expected to be sold within the next year. Assets and liabilities held for sale as of December 31, 2021 included certain manufacturing assets sold during the first and second quarters of 2022. The table below summarizes all of Teva's assets and liabilities included as held for sale as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
	(U.S. $ in millions)	
Inventories	2	2
Property, plant and equipment, net and others	18	86
Goodwill	—	7
Adjustments of assets held for sale to fair value	(10)	(76)
Total assets of the disposal group classified as held for sale in the consolidated balance sheet	$ 10	$ 19
Total liabilities of the disposal group classified as held for sale in the consolidated balance sheet, recorded under accrued expenses and other long-term liabilities	$—	$(43)

NOTE 3—Revenue from contracts with customers:

Disaggregation of revenue

The following table disaggregates Teva's revenues by major revenue streams. For additional information on disaggregation of revenues, see note 19.

	Year ended December 31, 2022				
	North America	Europe	International Markets	Other activities	Total
	(U.S.$ in millions)				
Sale of goods	5,834	4,455	1,806	671	12,766
Licensing arrangements	139	51	19	4	212
Distribution	1,471	1	46	—	1,519
Other	8	18	33	370	428
	$7,452	$4,525	$1,903	$1,045	$14,925

	Year ended December 31, 2021				
	North America	Europe	International Markets	Other activities	Total
	(U.S.$ in millions)				
Sale of goods	6,394	4,807	1,889	739	13,829
Licensing arrangements	92	50	13	4	160
Distribution	1,323	1	65	—	1,390
Other	(1)	27	65	408	500
	$7,809	$4,886	$2,032	$1,151	$15,878

	Year ended December 31, 2020				
	North America	Europe	International Markets	Other activities	Total
	(U.S.$ in millions)				
Sale of goods	6,902	4,736	1,946	772	14,354
Licensing arrangements	84	32	9	4	129
Distribution	1,462	3	30	—	1,495
Other	§	(14)	169	527	680
	$8,447	$4,757	$2,154	$1,302	$16,659

§ Represents an amount less than $1 million.

Variable consideration

Variable consideration mainly includes SR&A, comprised of rebates (including Medicaid and other governmental program discounts), chargebacks, returns and other promotional (including shelf stock adjustments) items. Provisions for prompt payment discounts are netted against trade receivables.

The Company recognizes these provisions at the time of sale and adjusts them if the actual amounts differ from the estimated provisions. For description of the nature of each deduction and how provisions are estimated see note 1.

SR&A to U.S. customers comprised approximately 71% of the Company's total SR&A as of December 31, 2022, with the remaining balance primarily in Canada and Germany. The changes in SR&A for third-party sales for the period ended December 31, 2022 and 2021 were as follows:

	Sales Reserves and Allowances							
	Reserves included in Accounts Receivable, net	Rebates	Medicaid and other governmental allowances	Chargebacks	Returns	Other	Total reserves included in Sales Reserves and Allowances	Total
	(U.S.$ in millions)							
Balance at January 1, 2022	$ 68	$ 1,655	$ 854	$ 1,085	$ 535	$112	$ 4,241	$ 4,309
Provisions related to sales made in current year period	363	3,823	871	7,819	317	85	12,915	13,278
Provisions related to sales made in prior periods	—	(69)	(35)	(44)	(3)	(51)	(202)	(202)
Credits and payments	(364)	(3,798)	(1,023)	(7,861)	(390)	(77)	(13,149)	(13,513)
Translation differences	—	(36)	(4)	(8)	(4)	(3)	(55)	(55)
Balance at December 31, 2022	$ 67	$ 1,575	$ 663	$ 991	$ 455	$ 66	$ 3,750	$ 3,817

				Sales Reserves and Allowances				
	Reserves included in Accounts Receivable, net	Rebates	Medicaid and other governmental allowances	Chargebacks	Returns	Other	Total reserves included in Sales Reserves and Allowances	Total
				(U.S.$ in millions)				
Balance at January 1, 2021	$ 80	$ 2,054	$ 828	$ 1,108	$ 686	$ 148	$ 4,824	$ 4,904
Provisions related to sales made in current year period	382	4,030	852	7,967	263	314	13,426	13,808
Provisions related to sales made in prior periods	(9)	(125)	(51)	(47)	(60)	(26)	(309)	(318)
Credits and payments	(385)	(4,275)	(768)	(7,937)	(350)	(321)	(13,651)	(14,036)
Translation differences	—	(29)	(7)	(6)	(4)	(3)	(49)	(49)
Balance at December 31, 2021	$ 68	$ 1,655	$ 854	$ 1,085	$ 535	$ 112	$ 4,241	$ 4,309

Allowance for credit losses

Accounts receivables are recognized net of allowance for credit losses. Allowances for credit losses were $91 million and $90 million as of December 31, 2022 and December 31, 2021, respectively.

Pledged accounts receivables

Accounts receivables, net of allowance for credit losses, include an amount of $436 million which is pledged to PNC Bank, National Association in connection with the U.S. securitization program entered into in November 2022. See note 10f.

NOTE 4—Inventories:

Inventories, net of reserves, consisted of the following:

	December 31,	
	2022	2021
	(U.S. $ in millions)	
Finished products	$1,987	$1,932
Raw and packaging materials	1,059	1,136
Products in process	555	587
Materials in transit and payments on account	232	163
	$3,833	$3,818

NOTE 5—Property, plant and equipment:

Property, plant and equipment, net, consisted of the following:

	December 31,	
	2022	2021
	(U.S. $ in millions)	
Machinery and equipment	$ 5,026	$ 5,098
Buildings	2,463	2,568
Computer equipment and other assets	2,323	2,261
Assets under construction and payments on account	1,199	1,034
Land	246	262
	11,257	11,223
Less—accumulated depreciation	(5,518)	(5,241)
	$ 5,739	$ 5,982

Depreciation expenses were $576 million, $528 million and $537 million in the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, Teva recorded impairments of property, plant and equipment in the amount of $47 million, $160 million and $416 million, respectively. See note 15.

NOTE 6—Identifiable intangible assets:

Identifiable intangible assets consisted of the following:

	Gross carrying amount net of impairment		Accumulated amortization		Net carrying amount	
	December 31,					
	2022	2021	2022	2021	2022	2021
	(U.S. $ in millions)					
Product rights	$18,067	$18,815	$12,630	$12,318	$5,437	$6,497
Trade names	577	590	231	198	346	392
In-process research and development (IPR&D)	487	577	—	—	487	577
Total	$19,131	$19,982	$12,861	$12,516	$6,270	$7,466

Product rights and trade names

Product rights and trade names are assets presented at amortized cost. Product rights and trade names represent a portfolio of pharmaceutical products from various categories with a weighted average life of approximately 9 years. Amortization of intangible assets amounted to $732 million, $802 million and $1,020 million in the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, the estimated aggregate amortization of intangible assets for the years 2023 to 2027 is as follows: 2023—$597 million; 2024—$531 million; 2025—$490 million; 2026—$493 million and 2027—$485 million. These estimates do not include the impact of IPR&D that is expected to be successfully completed and reclassified to product rights.

IPR&D

Teva's IPR&D are assets that have not yet been approved in major markets. IPR&D carries intrinsic risks that the asset might not succeed in advanced phases and may be impaired in future periods.

Intangible assets impairment

Impairments of identifiable intangible assets were $355 million, $424 million and $1,502 million in the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are recorded in the statement of income (loss) under intangible assets impairments.

The fair value measurement of the impaired intangible assets in 2022 is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The discount rate applied ranged from 7.25% to 11%. A probability of success factor ranging from 20% to 90% was used in the fair value calculation to reflect inherent regulatory and commercial risk of IPR&D.

Impairments in 2022 consisted of:

(a) Identifiable product rights of $310 million due to: (i) $256 million related to updated market assumptions regarding price and volume of products, and (ii) $54 million related to a change in Teva's commercial plans regarding a certain program, as part of portfolio optimization efforts, which also included an inventory write-off of $108 million; and

(b) IPR&D assets of $45 million, due to generic pipeline products resulting from development progress and changes in other key valuation indications (e.g., market size, competition assumptions, legal landscape and launch date).

Impairments in 2021 consisted of:

(a) Identifiable product rights and trade names of $297 million due to: (i) $267 million, mainly related to updated market assumptions regarding price and volume of products acquired from Actavis Generics that are primarily marketed in the United States, and, (ii) $30 million related to lenalidomide (generic equivalent of Revlimid®), resulting from modified competition assumptions as a result of settlements between the innovator and other generic filers; and

(b) IPR&D assets of $127 million, mainly due to generic pipeline products acquired from Actavis Generics resulting from development progress and changes in other key valuation indications (e.g., market size, competition assumptions, legal landscape, launch date) in the United States.

Impairments in 2020 consisted of:

(a) IPR&D assets of $797 million, mainly due to: (i) $300 million related to generic pipeline products acquired from Actavis Generics resulting from development progress and changes in other key valuation indications (e.g., market size, competition assumptions, legal landscape, launch date) in the United States; (ii) $262 million related to lenalidomide (generic equivalent of Revlimid®), due to modified competition assumptions as a result of settlements between the innovator and other generic filers; and (iii) $211 million related to AUSTEDO for the treatment of Tourette syndrome in pediatric patients in the United States following clinical trial results, received in February 2020, which failed to meet their primary endpoints; and

(b) Identifiable product rights of $705 million, mainly due to: (i) $398 million related to updated market assumptions regarding price and volume of products acquired from Actavis Generics that are primarily marketed in the United States; (ii) $165 million in Japan in connection with ongoing regulatory pricing reductions and generic competition; and (iii) $110 million related to a change in the assumptions regarding competition for the expected relaunch of metformin tablets.

NOTE 7—Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021 were as follows:

	North America	Europe	International Markets	Other	Total
			(U.S. $ in millions)		
Balance as of December 31, 2020 (1)	$6,473	$9,102	$2,362	$ 2,687	$20,624
Changes during the period:					
Goodwill reclassified as assets held for sale	—	(7)	—	(11)	(18)
Translation differences	1	(551)	(34)	18	(566)
Balance as of December 31, 2021 (1)	$6,474	$8,544	$2,328	$ 2,694	$20,040
Changes during the period:					
Goodwill impairment	—	—	(979)	(1,066)	(2,045)
Goodwill acquired	—	—	—	12	12
Translation differences	(24)	(242)	(10)	(98)	(374)
Balance as of December 31, 2022 (1) (*)	$6,450	$8,302	$1,339	$ 1,542	$17,633

(1) Accumulated goodwill impairment as of December 31, 2022, December 31, 2021 and December 31, 2020 was approximately $27.6 billion, $25.6 billion and $25.6 billion, respectively.

(*) As of December 31, 2022, "Other" includes $1,293 million goodwill balance related to Teva's API reporting unit.

Teva operates its business through three reporting segments: North America, Europe and International Markets. Each of these business segments is a reporting unit. Additional reporting units include Teva's production and sale of APIs to third parties ("Teva API") and an out-licensing platform offering a portfolio of products to other pharmaceutical companies through its affiliate Medis. Teva's API and Medis reporting units are included under "Other" in the above table. See note 19 for additional segment information.

Teva determines the fair value of its reporting units using the income approach. The income approach is a forward-looking approach for estimating fair value. Within the income approach, the method used is the discounted cash flow method. Teva starts with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then applies a discount rate to arrive at a net present value amount. Cash flow projections are based on Teva's estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted average cost of capital ("WACC"), adjusted for the relevant risk associated with country-specific and business-specific characteristics. If any of these expectations were to vary materially from Teva's assumptions, Teva may record an impairment of goodwill allocated to these reporting units in the future.

First Quarter Developments

During the first quarter of 2022, management evaluated whether there were any developments that occurred during the quarter to determine if it was more likely than not that the fair value of any of its reporting units was below its carrying amount as of March 31, 2022. Management concluded that no triggering event had occurred and therefore, no interim impairment assessment was performed.

Second Quarter Developments

During the second quarter of 2022, Teva completed its long-range planning ("LRP") process. The LRP is part of Teva's internal financial planning and budgeting processes and is discussed and reviewed by Teva's management and its board of directors.

Additionally, Teva conducted a quantitative analysis of all reporting units as part of its annual goodwill impairment test with the assistance of an independent valuation expert.

Teva identified an increase in certain components of the discount rate, mainly attributable to: (i) the risk free interest rate, which resulted in an increase in the WACC; and (ii) the risk associated with country-specific characteristics of several countries.

Based on this quantitative analysis, in the second quarter of 2022, Teva recorded a goodwill impairment charge of $745 million as follows: (i) $479 million related to its International Markets reporting unit, mainly due to the increase in the discount rate; and (ii) $266 million related to its Teva's API reporting unit, mainly due to the increase in the discount rate, as well as updated assumptions supporting the cash flow projections, including certain revenue growth assumptions and the associated operating profit margins.

Following the goodwill impairment charges recorded in relation to Teva's International Markets and Teva's API reporting units, the carrying values of those reporting units equaled their fair value as of June 30, 2022. Therefore, if business conditions or expectations were to change materially, it may be necessary to record further impairment charges to Teva's International Markets or Teva's API reporting units in the future (see 'Fourth Quarter Developments' below).

The estimated fair value of Teva's Europe reporting unit exceeded its estimated carrying amount by 9% based on a terminal growth rate of 1.41% and a discount rate of 10.04%. If Teva held all other assumptions constant, a reduction in the terminal growth rate of 0.50% to 0.91% or an increase in the discount rate of 0.50% to 10.54% would have resulted in a reduction of the excess of fair value over carrying amount with respect to Teva's Europe reporting unit, as of June 30, 2022, to 5%.

Teva's North America and Medis reporting units had a fair value in excess of 10% over their book values as of June 30, 2022.

Teva noted, as of June 30, 2022, that its market capitalization was below management's assessment of the aggregated fair value of the Company's reporting units. However, as of that date the Company's market capitalization plus a reasonable control premium exceeded its book value.

Third Quarter Developments

During the third quarter of 2022, management evaluated whether there were any developments that occurred during the quarter to determine if it was more likely than not that the fair value of any of its reporting units was below its carrying amount as of September 30, 2022. Management concluded that no triggering event had occurred and therefore, no interim impairment assessment was performed.

Fourth Quarter Developments

During the fourth quarter of 2022, Teva completed its annual operating plan ("AOP") process. The AOP was used as a base for an update of the LRP, incorporating the changes for future years in the fair value model.

Additionally, management evaluated whether there were any developments that occurred during the quarter to determine if it is more likely than not that the fair value of any of its reporting units was below its carrying amount as of December 31, 2022.

Management noted the following main triggering events during the fourth quarter for its International Markets reporting unit and its Teva's API reporting unit: (i) fluctuations in exchange rates between certain currencies in which Teva operates in its International Markets reporting unit, and the U.S. dollar, are expected to significantly lower projected operating results; and (ii) updated assumptions supporting the cash flow projections of Teva's API reporting unit, including certain revenue growth assumptions, and the associated operating profit margins, mainly due to slower-than-expected recovery from the impact of the COVID-19 pandemic.

Management performed a quantitative assessment in the fourth quarter of 2022, which resulted in the recording of a goodwill impairment charge of $500 million related to its International Markets reporting unit and $800 million related to its Teva's API reporting unit.

Following the goodwill impairment charges recorded in relation to Teva's International Markets and Teva's API reporting units, the carrying values of those reporting units equaled their fair value as of December 31, 2022. Therefore, if business conditions or expectations were to change materially, it may be necessary to record further impairment charges to Teva's International Markets or Teva's API reporting units in the future.

With respect to the remaining reporting units, management concluded that it was not more likely than not that the fair value of any of the reporting units was below its carrying amounts as of December 31, 2022 and, therefore, no quantitative assessment was performed.

NOTE 8—Leases:

The components of operating lease cost for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	(U.S. $ in millions)	(U.S. $ in millions)	(U.S. $ in millions)
Operating lease cost:			
Fixed payments and variable payments that depend on an index or rate	$142	$135	$148
Variable lease payments not included in the lease liability	4	4	4
Short-term lease cost	2	2	3
	$148	$141	$155

Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	(U.S. $ in millions)	(U.S. $ in millions)	(U.S. $ in millions)
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$140	$143	$151
Right-of-use assets obtained in exchange for lease obligations (non-cash):			
Operating leases	$ 81	$ 81	$211

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2022	December 31, 2021
	(U.S. $ in millions)	(U.S. $ in millions)
Operating leases:		
Operating lease ROU assets	$419	$495
Other current liabilities	93	109
Operating lease liabilities	349	416
Total operating lease liabilities	$442	$525

	December 31, 2022	December 31, 2021
Weighted average remaining lease term		
Operating leases	6.8 years	7.3 years
Weighted average discount rate		
Operating leases	5.6%	5.4%

Maturities of operating lease liabilities were as follows:

	December 31, 2022
	(U.S. $ in millions)
2023	116
2024	94
2025	79
2026	66
2027 and thereafter	188
Total operating lease payments	$543
Less: imputed interest	101
Present value of lease liabilities	$442

In 2020, after obtaining the right to use the building, Teva began transitioning its corporate headquarters to a consolidated site in Tel-Aviv, Israel. Teva has an operating lease for the office space in Tel Aviv for an initial term of twelve and a half years, with an option for three extensions. Teva estimates that the reasonably certain holding period of the lease for accounting purposes is twelve and a half years. As of September 30, 2020, upon initial recognition, Teva booked $74 million as operating lease ROU assets and $66 million as operating lease liability.

As of December 31, 2022, Teva's total finance lease assets and finance lease liabilities were $29 million and $22 million, respectively. As of December 31, 2021, total finance lease assets and finance lease liabilities were $32 million and $25 million, respectively. The difference between those amounts is mainly due to prepaid payments.

NOTE 9—Debt obligations:

a. Short-term debt:

	Weighted average interest rate as of December 31, 2022	Maturity	December 31, 2022	December 31, 2021
			(U.S. $ in millions)	
Convertible debentures	0.25%	2026	23	23
Current maturities of long-term liabilities			2,086	1,403
Total short term debt			$2,109	$1,426

Convertible senior debentures

The principal amount of Teva's 0.25% convertible senior debentures due 2026 was $23 million as of December 31, 2022 and December 31, 2021. These convertible senior debentures include a "net share settlement" feature according to which the principal amount will be paid in cash and in case of conversion, only the residual conversion value above the principal amount will be paid in Teva shares. Due to the "net share settlement" feature, exercisable at any time, these convertible senior debentures are classified in the balance sheet under short-term debt.

b. Long-term debt:

	Weighted average interest rate as of December 31, 2022	Maturity	December 31, 2022	December 31, 2021
	%		(U.S. $ in millions)	
Senior notes EUR 1,500 million	1.13%	2024	670	708
Sustainability-linked senior notes EUR 1,500 million (1)(*) ...	4.38%	2030	1,606	1,699
Senior notes EUR 1,300 million	1.25%	2023	633	670
Sustainability-linked senior notes EUR 1,100 million (2)(*) ...	3.75%	2027	1,177	1,246
Senior notes EUR 1,000 million	6.00%	2025	1,070	1,134
Senior notes EUR 900 million	4.50%	2025	963	1,020
Senior notes EUR 750 million	1.63%	2028	800	844
Senior notes EUR 700 million (3)	3.25%	2022	—	307
Senior notes EUR 700 million	1.88%	2027	748	792
Senior notes USD 3,500 million	3.15%	2026	3,496	3,496
Senior notes USD 3,000 million	2.80%	2023	1,453	1,453
Senior notes USD 2,000 million	4.10%	2046	1,986	1,986
Senior notes USD 1,250 million	6.00%	2024	1,250	1,250
Senior notes USD 1,250 million	6.75%	2028	1,250	1,250
Senior notes USD 1,000 million	7.13%	2025	1,000	1,000
Sustainability-linked senior notes USD 1,000 million (2)(*) ...	4.75%	2027	1,000	1,000
Sustainability-linked senior notes USD 1,000 million (1)(*) ...	5.13%	2029	1,000	1,000
Senior notes USD 844 million (5)	2.95%	2022	—	715
Senior notes USD 789 million	6.15%	2036	783	783
Senior notes CHF 350 million (4)	0.50%	2022	—	382

	Weighted average interest rate as of December 31, 2022	Maturity	December 31, 2022	December 31, 2021
	%		(U.S. $ in millions)	
Senior notes CHF 350 million	1.00%	2025	382	383
Total senior notes			21,266	23,118
Other long-term debt			1	2
Less current maturities			(2,086)	(1,403)
Less debt issuance costs			(78)	(100)
Total senior notes and loans			$19,103	$21,617

(1) If Teva fails to achieve certain sustainability performance targets, the interest rate shall increase by 0.125%-0.375% per annum, from and including May 9, 2026.

(2) If Teva fails to achieve certain sustainability performance targets, a one-time premium payment of 0.15%-0.45% out of the principal amount will be paid at maturity or upon earlier redemption, if such redemption is on or after May 9, 2026.

(3) In April 2022, Teva repaid $296 million of its 3.25% senior notes at maturity.

(4) In July 2022, Teva repaid $365 million of its 0.50% senior notes at maturity.

(5) In December 2022, Teva repaid $713 million of its 2.95% senior notes at maturity.

(*) Interest rate adjustments and a potential one-time premium payment related to the sustainability-linked bonds are treated as bifurcated embedded derivatives. See note 10c.

Long-term debt was issued by several indirect wholly-owned subsidiaries of the Company and is fully and unconditionally guaranteed by the Company as to payment of all principal, interest, discount and additional amounts, if any. The long-term debt outlined in the above table is generally redeemable at any time at varying redemption prices plus accrued and unpaid interest.

Teva's debt as of December 31, 2022 was effectively denominated in the following currencies: U.S. dollar 62%, euro 36% and Swiss franc 2%.

Teva's principal sources of short-term liquidity are its cash on hand, existing cash investments, liquid securities and available credit facilities, primarily its $1.8 billion unsecured syndicated sustainability-linked revolving credit facility entered into in April 2022, which was amended in February 2023 ("RCF").

The RCF has a maturity date of April 2026, with two one-year extension options. The RCF contains certain covenants, including certain limitations on incurring liens and indebtedness and maintenance of certain financial ratios, including a maximum leverage ratio, which becomes more restrictive over time. In addition, the RCF is linked to two sustainability performance targets: (i) the Company's S&P ESG Score and (ii) number of new regulatory submissions in low and middle-income countries. The RCF margin may increase or decrease depending on the Company's sustainability performance.

On February 6, 2023, the terms of the RCF were amended to update the Company's maximum leverage ratio under the RCF for certain periods. Under the terms of the RCF, as amended, the Company's leverage ratio shall not exceed 4.25x in the fourth quarter of 2022, 4.25x in the first, second and third quarters of 2023, 4.00x in the fourth quarter of 2023, 4.00x in the first, second and third quarters of 2024, and 3.50x in the fourth quarter of 2024 and onwards.

The RCF can be used for general corporate purposes, including repaying existing debt. As of December 31, 2022 and as of the date of this Annual Report on Form 10-K, no amounts were outstanding under the RCF. Based on current and forecasted results, the Company expects that it will not exceed the financial covenant thresholds set forth in the RCF within one year from the date the financial statements are issued.

Under specified circumstances, including non-compliance with any of the covenants described above and the unavailability of any waiver, amendment or other modification thereto, the Company will not be able to borrow under the RCF. Additionally, violations of the covenants, under the above-mentioned circumstances, would result in an event of default in all borrowings under the RCF and, when greater than a specified threshold amount as set forth in each series of senior notes and sustainability-linked senior notes is outstanding, could lead to an event of default under the Company's senior notes and sustainability-linked senior notes due to cross acceleration provisions.

Teva expects that it will continue to have sufficient cash resources to support its debt service payments and all other financial obligations within one year from the date that these financial statements are issued.

As of December 31, 2022, the required annual principal payments of long-term debt (excluding debt discount and issuance costs and fair value hedge adjustments), including convertible senior debentures, starting from the year 2024, are as follows:

	December 31, 2022
	(U.S. $ in millions)
2024	$ 1,921
2025	3,412
2026 *	3,523
2027	2,927
2028 and thereafter	7,448
	$19,231

---

* Including $23 million convertible notes. See note 9a.

NOTE 10—Derivative instruments and hedging activities:

a.   Foreign exchange risk management:

In 2022, approximately 47% of Teva's revenues were denominated in currencies other than the U.S. dollar. As a result, Teva is subject to significant foreign currency risks.

The Company enters into forward exchange contracts and purchases and writes options in order to hedge the currency exposure on balance sheet items, revenues and expenses. In addition, the Company takes measures to reduce exposure by using natural hedging. The Company also acts to offset risks in opposite directions among the subsidiaries within Teva. The currency hedged items are usually denominated in the following main currencies: euro, Swiss franc, Japanese yen, British pound, Canadian dollar, Polish zloty, new Israeli shekel, Indian rupee and other currencies. Depending on market conditions, foreign currency risk is also managed through the use of foreign currency debt.

The Company may choose to hedge against possible fluctuations in foreign subsidiaries net assets ("net investment hedge") and entered into cross currency swaps and forward contracts in the past in order to hedge such an exposure.

Most of the counterparties to the derivatives are major banks and the Company is monitoring the associated inherent credit risks. The Company does not enter into derivative transactions for trading purposes.

b. Interest risk management:

The Company raises capital through various debt instruments, including senior notes, sustainability-linked senior notes, bank loans, convertible debentures and unsecured syndicated revolving credit facility that bear a fixed or variable interest rate. In some cases, the Company has swapped from a fixed to a variable interest rate ("fair value hedge") and from a fixed to a fixed interest rate with an exchange from a currency other than the functional currency ("cash flow hedge"), thereby reducing overall interest expenses or hedging risks associated with interest rate fluctuations.

c. Bifurcated embedded derivatives:

Upon issuance of sustainability-linked senior notes, Teva recognized embedded derivatives related to interest rate adjustments and a potential one-time premium payment upon failure to achieve certain sustainability performance targets, such as access to medicines in low-to-middle-income countries and absolute greenhouse gas emissions reduction, which were bifurcated and are accounted for separately as derivative financial instruments. As of December 31, 2022 the fair value of these derivative instruments is negligible.

d. Derivative instrument outstanding:

The following table summarizes the classification and fair values of derivative instruments:

	Fair value	
	Not designated as hedging instruments	
Reported under	December 31, 2022	December 31, 2021
	(U.S. $ in millions)	
Asset derivatives:		
Other current assets:		
Option and forward contracts	$ 29	$ 30
Liability derivatives:		
Other current liabilities:		
Option and forward contracts	$(101)	$(23)

The table below provides information regarding the location and amount of pre-tax (gains) losses from derivatives designated in fair value or cash flow hedging relationships:

Reported under	Financial expenses, net			Other comprehensive income (loss)		
	Year ended December 31,			Year ended December 31,		
	2022	2021	2020	2022	2021	2020
	(U.S. $ in millions)					
Line items in which effects of hedges are recorded	$966	$1,058	$834	$(270)	$(391)	$(30)
Cross-currency swaps—net investment hedge (1)	—	—	(2)	—	—	(21)

The table below provides information regarding the location and amount of pre-tax (gains) losses from derivatives not designated as hedging instruments:

	Financial expenses, net			Net revenues		
	Year ended December 31,			Year ended December 31,		
	2022	2021	2020	2022	2021	2020
Reported under	(U.S. $ in millions)					
Line items in which effects of hedges are recorded	$966	$1,058	$834	$(14,925)	$(15,878)	$(16,659)
Option and forward contracts (2)	(12)	(45)	130	—	—	—
Option and forward contracts (3)	—	—	—	(11)	(31)	*

---

*   Represents an amount less than $0.5 million.

(1)   In each of the first and second quarters of 2017, Teva entered into a cross currency swap agreement with a notional amount of $500 million maturing in 2020. These cross currency swaps were designated as a net investment hedge of Teva's foreign subsidiaries euro denominated net assets, in order to reduce the risk of adverse exchange rate fluctuations. With respect to these cross currency swap agreements, Teva recognized gains which mainly reflect the differences between the float-for-float interest rates paid and received. In the first quarter of 2020, these cross-currency swap agreements expired. The settlement of these transactions resulted in cash proceeds of $3 million.

(2)   Teva uses foreign exchange contracts (mainly option and forward contracts) to hedge balance sheet items from currency exposure. These foreign exchange contracts are not designated as hedging instruments for accounting purposes. In connection with these foreign exchange contracts, Teva recognizes gains or losses that offset the revaluation of the balance sheet items also recorded under financial expenses, net.

(3)   Teva entered into option and forward contracts designed to limit the exposure of foreign exchange fluctuations on projected revenues and expenses recorded in euro, Swiss franc, Japanese yen, British pound, Canadian dollar, Polish zloty and some other currencies to protect its projected operating results for 2022 and 2023. These derivative instruments do not meet the criteria for hedge accounting, however, they are accounted for as an economic hedge. These derivative instruments, which may include hedging transactions against future projected revenues and expenses, are recognized on the balance sheet at their fair value on a quarterly basis, while the foreign exchange impact on the underlying revenues and expenses may occur in subsequent quarters. In 2022, the positive impact from these derivatives recognized under revenues was $11 million. In 2021, the positive impact from these derivatives recognized under revenues was $31 million. Changes in the fair value of the derivative instruments are recognized in the same line item in the statements of income as the underlying exposure being hedged. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

e.   Amortizations due to terminated derivative instruments:

Forward starting interest rate swaps and treasury lock agreements

In 2015, Teva entered into forward starting interest rate swaps and treasury lock agreements to protect the Company from interest rate fluctuations in connection with a future debt issuance the Company was planning. These forward starting interest rate swaps and treasury lock agreements were terminated in July 2016 upon the debt issuance. The termination of these transactions resulted in a loss position of $493 million, which was recorded in other comprehensive income (loss) and is amortized under financial expenses, net over the life of the debt.

With respect to these forward starting interest rate swaps and treasury lock agreements, losses of $30 million, $37 million and $31 million were recognized under financial expenses, net for the years ended December 31, 2022, 2021 and 2020, respectively.

Fair value hedge

In the third quarter of 2016, Teva terminated interest rate swap agreements designated as a fair value hedge relating to its 2.95% senior notes due 2022 with respect to $844 million notional amount and its 3.65% senior notes due 2021 with respect to $450 million notional amount. Settlement of these transactions resulted in a gain position of $41 million. The fair value hedge accounting adjustments of these instruments, which are recorded under senior notes and loans, are amortized under financial expenses, net over the life of the debt as additional interest expense.

In the third quarter of 2019, Teva terminated $500 million interest rate swap agreements designated as a fair value hedge relating to its 2.8% senior notes due 2023 with respect to $3,000 million notional amount. Settlement of these transactions resulted in cash proceeds of $10 million. The fair value hedge accounting adjustments of these instruments, which are recorded under senior notes and loans, are amortized under financial expenses, net over the life of the debt.

Cash flow hedge

In the fourth quarter of 2019, Teva terminated $588 million cross-currency swap agreements against its outstanding 3.65% senior notes which were repaid in November 2021. Settlement of these transactions resulted in cash proceeds of $95 million. The cash flow hedge accounting adjustments of these instruments, which are recorded under senior notes and loans, were amortized under financial expenses, net over the life of the debt.

With respect to the interest rate swap and cross-currency swap agreements, gains of $4 million, $5 million and $3 million were recognized under financial expenses, net for the years ended December 31, 2022, 2021 and 2020, respectively.

f. Securitization:

U.S. securitization program

On November 7, 2022, Teva and a bankruptcy-remote special purpose vehicle ("SPV") entered into an accounts receivable securitization facility ("AR Facility") with PNC Bank, National Association ("PNC") with a three-year term. The AR Facility provides for purchases of accounts receivable by PNC in an amount of up to $1 billion through November 2023, and up to $500 million from November 2023 through November 2025, provided that the SPV may increase the commitment amount up to $1 billion if additional credit providers participate in the AR facility.

Under the AR Facility, Teva's subsidiaries continuously sell their accounts receivables, originated in the U.S., to the SPV and the SPV on-sells them to PNC.

The SPV is a variable interest entity ("VIE") for which Teva is considered to be the primary beneficiary. The SPV's sole business consists of the purchase of receivables from Teva's subsidiaries and the subsequent transfer of such receivables to PNC.

Although the SPV is included in Teva's consolidated financial statements, it is a separate legal entity with separate creditors. The assets of the SPV are not available to pay creditors of Teva or its subsidiaries.

Upon the transfer of ownership and control of the receivables to the SPV, Teva and its subsidiaries have no retained interests in the receivables sold, and they become unavailable to Teva's creditors should the relevant seller become insolvent.

Teva has collection and administrative responsibilities for the receivables sold to the SPV. The fair value of these servicing arrangements as well as the fees earned was immaterial.

The Company accounts for receivables sold from the SPV to PNC as a sale of financial assets under ASC 860 and derecognizes the trade receivables from the Company's Consolidated Balance Sheet.

The total balance of accounts receivables sold to PNC as of December 31, 2022 was $820 million which were derecognized by the SPV. In addition to the accounts receivables sold, an amount of $436 million of the SPV's accounts receivables is pledged to PNC by the SPV as a seller guarantee, and is included under "Accounts receivables, net", in the Consolidated Balance Sheet.

In the fourth quarter of 2022, Teva received proceeds of $820 million under the AR facility, which are included in cash from operating activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2022.

EU securitization program

In April 2011, Teva established a trade receivables securitization program (the "EU securitization program") to sell accounts receivables, mainly originated in Europe, to BNP Paribas Bank ("BNP"). Under the EU securitization program, Teva, on a consolidated basis through its participating subsidiaries, receives an initial cash purchase price and the right to a deferred purchase price ("DPP"), according to the purchase price for the receivables sold by it.

On an individual seller basis, each Teva subsidiary participating in the EU securitization program sells receivables to BNP at their nominal amount. BNP then immediately on-sells such receivables at their nominal amount to a bankruptcy-remote special-purpose entity ("SPE"), which in turn sells such receivables to a conduit sponsored by BNP ("the conduit") for an initial cash purchase price (equal to the nominal amount of such receivables less a discount) and the right to receive a DPP.

The SPE is a VIE for which Teva is considered to be the primary beneficiary. The SPE's sole business consists of the purchase of receivables from Teva subsidiaries and the subsequent sale of such receivables to the conduit.

Although the SPE is included in Teva's consolidated financial statements, it is a separate legal entity with separate creditors. The conduit and other designated creditors of the SPE are entitled, both before and upon the SPE's liquidation, to be paid out of the SPE's assets prior to the DPP payable to Teva. The SPE's assets are not available to pay Teva's or its subsidiaries' creditors.

In August 2021, Teva extended the EU securitization program by an additional five years, to August 2026.

Once a Teva subsidiary sells receivables to BNP, such subsidiary does not retain any interests in the receivables sold and does not have access to such receivables upon its insolvency. The conduit has all the rights in the securitized trade receivables, including the right to pledge or dispose such receivables. Consequently, receivables sold under this agreement are de-recognized from Teva's Consolidated Balance Sheet.

The portion of the purchase price for the receivables which is not paid in cash by the conduit is a DPP asset. The conduit pays the SPE the DPP from collections received by the conduit from the securitized trade receivables (after paying senior costs and expenses, including the conduit's debt service obligations), which the SPE then pays to Teva. The DPP asset represents a beneficial interest in the transferred financial assets and is recognized at fair value as part of the sale transaction. The DPP asset is included in other current assets on Teva's Consolidated Balance Sheet.

Teva has collection and administrative responsibilities for the sold receivables. The fair value of these servicing arrangements as well as the fees earned was immaterial.

The DPP asset as of December 31, 2022 and 2021 was $270 million and $235 million, respectively.

As of December 31, 2022 and 2021, the outstanding principal amount of receivables sold, net of DPP, was $636 million and $685 million, respectively.

The following table summarizes the change in the sold receivables outstanding balance, net of DPP, under the outstanding securitization program:

	As of and for the year ended December 31,	
	2022	2021
	(U.S. $ in millions)	
Sold receivables at the beginning of the year	$ 685	$ 734
Proceeds from sale of receivables	4,653	5,139
Cash collections (remitted to the owner of the receivables)	(4,665)	(5,152)
Effect of currency exchange rate changes	(37)	(36)
Sold receivables at the end of the year	$ 636	$ 685

NOTE 11—Legal settlements and loss contingencies:

Legal settlements and loss contingencies in 2022 were expenses of $2,082 million, compared to expenses of $717 million in 2021 and expenses of $60 million in 2020. The expenses in 2022 were mainly related to updates of the estimated settlement provision recorded in connection with the remaining opioid cases.

Legal settlements and loss contingencies in 2021 were mainly related to an update of the estimated settlement provision recorded in connection with the remaining opioid cases, the provision for the carvedilol patent litigation as well as a liability which was substantially offset by insurance receivable related to the Ontario Teachers Securities Litigation discussed in note 12b.

Legal settlements and loss contingencies in 2020 were mainly related to a fine imposed by the European Commission in relation to a 2005 patent settlement agreement and an increase of a reserve for certain product liability claims in the United States, partially offset by proceeds received following a settlement of the FCPA derivative proceedings in Israel and settlement of an action brought against the sellers of Auden McKenzie (an acquisition made by Actavis Generics).

As of December 31, 2022 and 2021, Teva's provision for legal settlements and loss contingencies recorded under accrued expenses and other taxes and long-term liabilities was $4,186 million and $2,710 million, respectively. In connection with Teva's provision for legal settlements and loss contingencies as of December 31, 2021 related to the Ontario Teachers Securities Litigation, Teva also recognized an insurance receivable as mentioned above.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
Notes to Consolidated Financial Statements—(Continued)

NOTE 12—Commitments and contingencies:

a.   Commitments:

Royalty commitments:

The Company is committed to pay royalties to owners of know-how, partners in alliances and other certain arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales or of the gross margin of certain products, as defined in the underlying agreements.

Royalty expenses in each of the years ended December 31, 2022, 2021 and 2020 were $560 million, $522 million and $505 million, respectively.

Milestone commitments:

Teva has committed to make potential future milestone payments to third parties under various agreements. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, Teva may be required to pay such amounts. As of December 31, 2022, if all development milestones and targets, for compounds in phase 2 and more advanced stages of development, are achieved, the total contingent payments could reach an aggregate amount of up to $26 million. Additional contingent payments are owed upon achievement of product approval or launch milestones.

b.   Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva generally believes that it has meritorious defenses to the actions brought against it and vigorously pursues the defense or settlement of each such action.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is reasonably estimable. Based upon the status of the cases described below, management's assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management's assessments involve complex judgments about future events and often rely heavily on estimates and assumptions. Teva continuously reviews the matters described below and may, from time to time, remove previously disclosed matters where the exposures were fully resolved in the prior year, or determined to no longer meet the materiality threshold for disclosure, or were substantially resolved.

If one or more of such proceedings described below were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flows in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Among other things, Teva's agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. Except as otherwise noted, all third party sales figures given below are based on IQVIA data.

Intellectual Property Litigation

From time to time, Teva seeks to develop generic and biosimilar versions of patent-protected pharmaceuticals and biopharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator's patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. For many biosimilar products that are covered by patents, Teva participates in the "patent dance" procedures of the Biologics Price Competition and Innovation Act (BPCIA), which allow for the challenge to originator patents prior to obtaining biosimilar product approval. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator's patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic or biosimilar version of the product even though litigation is still pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva, which could be material to its results of operations and cash flows in a given period.

Teva could also be sued for patent infringement outside of the context of the Hatch-Waxman Act or BPCIA. For example, Teva could be sued for patent infringement after commencing sales of a product. This type of litigation can involve any of Teva's pharmaceutical products, not just its generic and biosimilar products.

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty and it may also be able, in certain circumstances, to be compensated for its lost profits. The amount of a reasonable royalty award would generally be calculated based on the sales of Teva's product. The amount of lost profits would generally be based on the lost sales of the patentee's product. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In July 2014, GlaxoSmithKline ("GSK") sued Teva in the District Court for the District of Delaware for infringement of a patent directed to using carvedilol in a specified manner to decrease the risk of mortality in patients with congestive heart failure. Teva and eight other generic producers began selling their carvedilol tablets (the generic version of GSK's Coreg®) in September 2007. A jury trial was held and the jury returned a verdict in GSK's favor finding Teva liable for induced infringement, including willful infringement, and assessing damages of $235.5 million, not including pre- or post-judgment interest or a multiplier for willfulness. Thereafter, the judge overturned the jury verdict, finding no induced infringement by Teva and that Teva did not owe any damages. On August 5, 2021, the Court of Appeals for the Federal Circuit issued a two-to-one decision reinstating the $235.5 million verdict and finding Teva liable for patent infringement. On February 11, 2022, the Court of Appeals for the Federal Circuit denied rehearing. Teva appealed this decision to the U.S. Supreme Court on July 11, 2022. In response to Teva's *certiorari* petition, on October 3, 2022, the U.S. Supreme Court issued an order seeking the views of the U.S. Solicitor General as to whether to review this case. At the same time, the case has been remanded to the district court for further proceedings on Teva's other legal and equitable defenses that have not yet been considered by the district court. In the first quarter of 2021, Teva recognized a provision based on its offer to settle such matter.

In October 2016, Adapt and Emergent Biosciences Inc. ("EBSI") sued Teva in the District Court for the District of New Jersey, asserting infringement of its patents expiring in 2035, as a result of Teva's filing of its Abbreviated New Drug Application ("ANDA") seeking to market a generic version of Narcan® nasal spray. In June 2020, the court issued a decision finding all of EBSI's patents expiring in 2035, to be invalid. On December 22, 2021, Teva launched its generic version of Narcan® nasal spray. On February 10, 2022, the Court of Appeals for the Federal Circuit affirmed the lower court decision finding that EBSI's patents are invalid. On May 5, 2022, the Court of Appeals for the Federal Circuit denied EBSI's petition for rehearing. EBSI did not seek the U.S. Supreme Court's review of this decision within the time allowed, so this case is now closed.

Product Liability Litigation

Teva's business inherently exposes it to potential product liability claims. Teva maintains a program of insurance, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both types of insurance, in amounts and on terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by its product liability insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of insurance it desires, or any insurance on reasonable terms, in all of its markets.

Teva and its subsidiaries are parties to litigation relating to previously unknown nitrosamine impurities discovered in certain products. The discovery led to a global recall of single and combination valsartan medicines around the world starting in July 2018 and to subsequent recalls on other products. The nitrosamine impurities in valsartan are allegedly found in the active pharmaceutical ingredient ("API") supplied to Teva by multiple API manufacturers. Teva's products allegedly at issue in the various nitrosamine-related litigations pending in the United States include valsartan, losartan, metformin and ranitidine. There are currently two Multi-District Litigations ("MDL") pending in the United States District Courts against Teva and numerous other manufacturers. One MDL is pending in the United States District Court for the District of New Jersey for valsartan, losartan and irbesartan. Teva is not named in complaints with respect to irbesartan. The second MDL is pending in the United States District Court for the Southern District of Florida for ranitidine. The lawsuits against Teva in the MDLs consist of individual personal injury and/or product liability claims and economic damages claims brought by consumers and end payors on behalf of purported classes of other consumers and end payors as well as medical monitoring class claims. The judge in the valsartan MDL has indicated that the first trial, likely commencing in 2023, will consider third-party payor economic loss claims against Teva and two other defendants. On February 8, 2023 the district court in the valsartan MDL entered an order that certified a series of subclasses on plaintiffs' economic loss claims and granted in part and denied in part the certification of a medical monitoring class. In the ranitidine MDL, the generics manufacturers' motions to dismiss have been granted, although certain plaintiffs have appeals pending. In addition, on December 6, 2022, the court in the ranitidine MDL granted the brand defendants' motions to exclude all of plaintiffs' general causation experts and granted summary judgment to the brand defendants on that ground. Teva, as well as other generic manufacturers, is also named in several state court actions asserting allegations similar to those in the ranitidine MDL and the valsartan and losartan MDL. State court valsartan and losartan actions are pending in New Jersey and Delaware and are currently stayed. State court ranitidine cases naming Teva are pending in California, Illinois, Pennsylvania, New York and Ohio, with coordinated proceedings in California, Illinois and Pennsylvania. In addition to these MDLs, Teva has also been named in a consolidated proceeding pending in the United States District Court for the District of New Jersey brought by individuals and end payors seeking economic damages on behalf of purported classes of consumers and end payors who purchased Teva's, as well as other generic manufacturers' metformin products. Defendants' motion to dismiss the plaintiffs' amended metformin complaint from June 2021 was granted without prejudice with respect to the consumer economic loss plaintiffs and granted in part and denied in part with respect to the end payor plaintiffs. Plaintiffs were granted leave to file a second amended complaint, which defendants have moved to dismiss. Those motions are currently pending. Similar lawsuits are pending in Canada and Germany.

Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market. Many of Teva's patent challenges have resulted in litigation relating to Teva's attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire.

Teva and its subsidiaries have been named as defendants in cases that allege antitrust violations arising from such settlement agreements. The plaintiffs in these cases are usually direct and indirect purchasers of pharmaceutical products, some of whom assert claims on behalf of classes of all direct and indirect purchasers, and they typically allege that (i) Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (ii) significant savings could have been realized if there had been no settlement agreement and generic competition had commenced earlier. These plaintiffs seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been and disgorgement of profits, which are often automatically tripled under the relevant statutes, plus attorneys' fees and costs. The alleged damages generally depend on the size of the branded market and the length of the alleged delay, and can be substantial—potentially measured in multiples of the annual brand sales—particularly where the alleged delays are lengthy or branded drugs with annual sales in the billions of dollars are involved.

Teva believes that its settlement agreements are lawful and serve to increase competition, and has defended them vigorously. In Teva's experience to date, these cases have typically settled for a fraction of the high end of the damages sought, although there can be no assurance that such outcomes will continue.

In June 2013, the U.S. Supreme Court held, in Federal Trade Commission ("FTC") v. Actavis, Inc., that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test has resulted in increased scrutiny of Teva's patent settlements, additional action by the FTC and state and local authorities, and an increased risk of liability in Teva's currently pending antitrust litigations.

In November 2020, the European Commission issued a final decision in its proceedings against both Cephalon and Teva, finding that the 2005 settlement agreement between the parties had the object and effect of hindering the entry of generic modafinil, and imposed fines totaling euro 60.5 million on Teva and Cephalon. Teva and Cephalon filed an appeal against the decision in February 2021. A provision for this matter was included in the financial statements. Teva has provided the European Commission with a bank guarantee in the amount of the imposed fines. The hearing for the appeal took place in December 2022 and a decision is pending.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their November 2005 settlement of patent litigation involving extended release venlafaxine (generic Effexor XR®). The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies in the U.S. District Court for the District of New Jersey. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. In March 2020, the district court temporarily stayed discovery and referred the case to mediation, and discovery remains stayed. Annual sales of Effexor XR® were approximately $2.6 billion at the time of settlement and at the time Teva launched its generic version of Effexor XR® in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GSK and Teva in New Jersey federal court for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. The plaintiffs claimed that the settlement agreement unlawfully delayed generic entry and sought unspecified damages. On April 9, 2021, the district court, which had previously granted an initial motion for class certification by the direct purchaser plaintiffs but was reversed on that ruling by the Third Circuit in April 2020, denied the direct purchaser plaintiffs' renewed motion for class certification. Plaintiffs thereafter sought leave to file a supplemental expert report to show that they could still meet the class certification standard, which was denied in full on January 21, 2022, and on April 21, 2022, the court entered a schedule for additional briefing on the remaining class certification issues. Plaintiffs filed a further renewed motion for class certification on May 20, 2022, which was denied on February 1, 2023. On February 2, 2023 and February 7, 2023, a number of direct purchasers, who would otherwise have been members of the proposed class had it been certified, filed suit as individual plaintiffs in the Pennsylvania federal court. Annual sales of Lamictal® were approximately $950 million at the time of the settlement and approximately $2.3 billion at the time Teva launched its generic version of Lamictal® in July 2008.

In April 2013, purported classes of direct purchasers of, and end payers for, Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005, to resolve patent litigation over the product. A multidistrict litigation has been established in the U.S. District Court for the Eastern District of Pennsylvania. Throughout 2015 and in January 2016, several individual direct-purchaser opt-out plaintiffs filed complaints with allegations nearly identical to those of the direct purchasers' class. In August 2019, the district court certified the direct-purchaser class, but in June 2020, the court denied the indirect purchasers' motion for class certification without prejudice. On September 4, 2020, the indirect purchasers filed a renewed motion for class certification, which was subsequently denied with prejudice by the district court and is now on appeal before the Court of Appeals for the Third Circuit. In October 2016, the District Attorney for Orange County, California, filed a similar complaint in California state court, alleging violations of state law and seeking restitution and civil penalties. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time Teva launched its generic version of Niaspan® in September 2013.

Since January 2014, numerous lawsuits have been filed in the U.S. District Court for the Southern District of New York by purported classes of end-payers for, and direct-purchasers of, Actos® and Actoplus Met (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva, Actavis and Watson. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. The court dismissed the end-payers' lawsuits against all defendants in September 2015. On February 8, 2017, the Court of Appeals for the Second Circuit affirmed the dismissal in part and vacated and remanded the dismissal in part with respect to the claims against Takeda. The direct purchasers' case had been stayed pending resolution of the appeal in the end payer matter and the direct purchasers amended their complaint for a second time following the Second Circuit's decision, but on October 8, 2019, the district court dismissed, with prejudice, the direct purchasers' claims against the generic manufacturers (including Teva, Actavis, and Watson). At the time of Teva's settlement, annual sales of Actos® and Actoplus Met were approximately $3.7 billion and approximately $500 million, respectively. At the time Teva launched its authorized generic version of Actos® and Actoplus Met in August

2012, annual sales of Actos® and Actoplus Met were approximately $2.8 billion and approximately $430 million, respectively.

Putative classes of direct-purchaser and end-payer plaintiffs have filed antitrust lawsuits (which have since been coordinated in federal court in Delaware) against Amgen and Teva alleging that the January 2, 2019 settlement agreement between Amgen and Teva, resolving patent litigation over cinacalcet (generic Sensipar®), violated the antitrust laws. On November 30, 2020, the district court denied Teva's motion to dismiss in part, and on February 16, 2021, plaintiffs filed amended complaints. On March 30, 2021, Teva again moved to dismiss those claims based on plaintiffs' failure to allege both that the settlement violated the antitrust laws and that the settlement caused any actual injury to plaintiffs. On March 11, 2022, the district court denied Teva's motion to dismiss in part. Teva has requested that the district court certify its rulings for review by the United States Court of Appeals for the Third Circuit, and is awaiting the court's decision. Annual sales of Sensipar® in the United States were approximately $1.4 billion at the time Teva launched its generic version of Sensipar® in December 2018, and at the time of the January 2, 2019 settlement.

In August 2019, certain direct-purchaser plaintiffs filed claims in federal court in Philadelphia naming Teva and its affiliates as defendants alleging that certain patent litigation settlement agreements relating to AndroGel® 1% (testosterone gel) violate the antitrust laws, specifically the September 2006 patent litigation settlement between Watson Pharmaceuticals, Inc. ("Watson"), from which Teva later acquired certain assets and liabilities, and Solvay Pharmaceuticals, Inc. ("Solvay"), and a December 2011 settlement between Teva and AbbVie. Those claims remain pending. Annual sales of AndroGel® 1% were approximately $350 million at the time of the earlier Watson/Solvay settlement and approximately $140 million at the time Actavis launched its generic version of AndroGel® 1% in November 2015. A provision for these matters and related litigations in Georgia that have since been settled was included in the financial statements.

Between September 1, 2020 and December 20, 2020, separate plaintiffs purporting to represent putative classes of direct and indirect purchasers and opt-out retailer purchasers of Bystolic® (nebivolol hydrochloride) filed separate complaints in the U.S. District Court for the Southern District of New York against several generic manufacturers, including Teva, Actavis, and Watson, alleging, among other things, that the settlement agreements these generic manufacturers entered into with Forest Laboratories, Inc., the innovator, to resolve patent litigation over Bystolic® violated the antitrust laws. The cases were coordinated and on March 15, 2021, plaintiffs filed amended complaints, which Teva, Actavis, and Watson moved to dismiss. On January 24, 2022, the court dismissed plaintiffs' amended complaints without prejudice. The plaintiffs filed amended complaints on February 22, 2022, which defendants (including Teva, Actavis and Watson) moved to dismiss on April 19, 2022. The court held oral arguments on November 3, 2022, but has not yet issued its decision. Annual sales of Bystolic® in the United States were approximately $700 million at the time of Watson's 2013 settlement with Forest.

In February 2021, the State of New Mexico filed a lawsuit against Teva and certain other defendants related to various medicines used to treat HIV. Between September and December 2021, several private plaintiffs including retailers and health insurance providers filed similar claims in federal court in the Northern District of California and in the District of Minnesota. As they relate to Teva, the lawsuits challenge settlement agreements Teva entered into with Gilead in 2013 and 2014 to resolve patent litigation relating to Teva's generic versions of Viread®, Truvada®, and Atripla®. Plaintiffs allege that the settlements contain improper reverse payments that delayed the availability of Teva's generic products, in violation of the federal antitrust laws and state law. Several recently filed cases are in the process of being coordinated with the existing litigation in the Northern District of California. On February 16, 2022, Teva moved to dismiss the claims by certain private plaintiffs but that motion was denied. However, Teva has successfully moved to limit the potential damages period as to certain private plaintiffs. Discovery in those cases is now closed. Plaintiffs in these cases have abandoned any claim for damages relating to the Viread® settlement. On January 5, 2023, the court denied the parties' motions for summary judgment. Trial is currently scheduled to commence in late May 2023. Teva's motion to dismiss the complaint brought by the State of New Mexico was denied by the trial court on December 2021, but the trial court certified that decision as appropriate for interlocutory appeal. On April 8, 2022, the appellate court in New Mexico declined to accept the appeal, but on October 31, 2022, the New Mexico Supreme Court granted Teva's petition for a writ of *certiorari*, and that appeal remains pending. Annual sales in the United States at the time of the settlement of Viread®, Truvada® and Atripla® were approximately $582 million, $2.4 billion, and $2.9 billion, respectively. Annual sales in the United States at the time Teva launched its generic version of Viread® in 2017, Truvada® in 2020 and Atripla® in 2020 were approximately $728 million, $2.1 billion and $444 million, respectively.

In March 2021, following the 2019 European Commission's inspection of Teva and subsequent request for information, the European Commission opened a formal antitrust investigation to assess whether Teva may have abused a dominant position by delaying the market entry and uptake of medicines that compete with COPAXONE. On October 10, 2022, the European Commission issued a Statement of Objections, which sets forth its preliminary allegations that Teva had engaged in anti-competitive practices. Teva now has the opportunity to formally respond to the European Commission's allegations. Annual sales of COPAXONE in the European Economic Area for 2021 were approximately $373 million.

On July 15, 2021, the U.K. Competition and Markets Authority ("CMA") issued a decision imposing fines for breaches of U.K. competition law by Allergan, Actavis UK and Auden Mckenzie and a number of other companies in connection with the supply of 10mg and 20mg hydrocortisone tablets in the U.K. The decision combines the CMA's three prior investigations into the supply of hydrocortisone tablets in the U.K., as well as the CMA's subsequent investigation relating to an anti-competitive agreement with Waymade. On January 9, 2017, Teva completed the sale of Actavis UK to Accord Healthcare Limited, in connection with which Teva will indemnify Accord Healthcare for potential fines imposed by the CMA and/or damages awarded by a court against Actavis UK in relation to two of the three statements of objection from the CMA (dated December 16, 2016 and March 3, 2017), and resulting from conduct prior to the closing date of the sale. In addition, Teva agreed to indemnify Allergan against losses arising from this matter in the event of any such fines or damages. On October 6, 2021, Accord UK and Auden Mckenzie appealed the CMA's decision. A provision for the estimated exposure for Teva related to the fines and/or damages has been recorded in the financial statements. The hearing for the appeal began in December 2022 and is expected to be completed by the end of the first quarter of 2023.

In August 2021, a plaintiff filed a putative class action suit in the United States District Court for the Eastern District of Pennsylvania against Takeda and several generic manufacturers, including Watson and Teva, alleging violations of the antitrust laws in connection with their settlement of patent litigation involving colchicine tablets (generic Colcrys®), entered into in January 2016. Plaintiff claims that the settlement was part of a horizontal conspiracy among Takeda and the generic manufacturers to unlawfully restrict output of colchicine by delaying generic entry. On December 28, 2021, the Court granted the defendants' motion to dismiss, finding that plaintiff's allegations were implausible, but granted plaintiff leave to amend, and on January 18, 2022, plaintiff filed its amended complaint, making substantively the same antitrust allegations as before, but with certain new allegations regarding the nature of the alleged conspiracy. On March 30, 2022, the Court granted in part and denied in part defendants' motion to dismiss, dismissing the newly pled bilateral conspiracy claims but allowing the revised overarching conspiracy claim to proceed against all defendants. On April 8, 2022, Teva and Watson, along with their codefendant Amneal, moved the court to reconsider its partial motion to dismiss denial or, in the alternative, to certify that denial for immediate appellate review, but that motion was denied on April 25, 2022. On November 23, 2022, the court denied plaintiffs' motion for class certification without prejudice, and plaintiffs filed their amended class certification motion on December 22, 2022. The case is still in discovery. Annual sales of Colcrys® in the United States were approximately $187 million at the time of the settlement.

In November 2022, two complaints, one brought by Walgreen Co. and Kroger Specialty Pharmacy, Inc. and another by Fraternal Order of Police, Miami Lodge 20, Insurance Trust Fund and Jacksonville Police Officers and Fire Fighters Health Insurance Trust (collectively the "Walgreen and EPP complaints"), were filed in the United States District Court for the District of New Jersey against Teva and its marketing partner, Natco Pharma Limited, alleging violations of the antitrust laws in connection with their December 2015 settlement of patent litigation with Celgene Corporation (which was subsequently acquired by Bristol-Myers Squibb Company ("BMS")) involving the drug Revlimid® (lenalidomide). The Walgreen and EPP complaints also name Celgene and BMS as defendants. Teva expects to move to dismiss the complaints. Annual sales of Revlimid® in the United States were approximately $3.5 billion at the time of the settlement.

On December 2, 2022, plaintiffs purporting to represent putative classes of indirect purchasers of EpiPen® (epinephrine injection) and Nuvigil® (armodafinil) filed a complaint in the United States District Court for the District of Kansas against Teva, Cephalon, and a former Teva executive. Teva owns the NDA for Nuvigil® and sold the brand product, for which generic entry occurred in 2016. Teva filed an ANDA to sell generic EpiPen®, which Teva launched in 2018, following receipt of FDA approval. The complaint alleges, among other things, that the defendants violated the federal antitrust laws, the Racketeer Influenced and Corrupt Organizations Act ("RICO Act"), and various state laws in connection with settlements resolving patent litigation relating to those products. Plaintiffs seek injunctive relief, compensatory and punitive damages, interest, attorneys' fees and costs. Teva expects to move to dismiss the complaint. Annual sales of Nuvigil® in the United States were approximately $300 million at the time Teva entered into the first settlement with an ANDA filer in 2012; annual sales of EpiPen® in the United States were approximately $600 million at the time Teva entered into its settlement agreement for that product in 2012.

Government Investigations and Litigation Relating to Pricing and Marketing

Teva is involved in government investigations and litigation arising from the marketing and promotion of its pharmaceutical products in the United States.

In 2015 and 2016, Actavis and Teva USA each respectively received subpoenas from the U.S. Department of Justice ("DOJ") Antitrust Division seeking documents and other information relating to the marketing and pricing of certain Teva USA generic products and communications with competitors about such products. On August 25, 2020, a federal grand jury in the Eastern District of Pennsylvania returned a three-count indictment charging Teva USA with criminal felony Sherman Act violations. See No. 20-cr-200 (E.D. Pa.). The indictment alleges Teva USA participated in three separate conspiracies with certain other generic drug manufacturers to maintain and fix prices, allocate customers, and other alleged antitrust offenses concerning the sale of generic drugs. The indictment identified the following generic drugs: Pravastatin, Carbamazepine, Clotrimazole, Etodolac (IR and ER), Fluocinonide (Cream E-Cream, Gel, and Ointment), Warfarin, Nadolol, Temozolomide, and Tobramycin. On September 8, 2020, Teva USA pled not guilty to all counts. On December 14, 2022, the Court entered a scheduling order against Teva and its co-defendant Glenmark, which includes a May 2024 trial date. While the Company is unable to estimate a range of loss at this time, a conviction on these criminal charges could have a material adverse impact on the Company's business, including monetary penalties and debarment from federally funded health care programs.

In May 2018, Teva received a civil investigative demand from the DOJ Civil Division, pursuant to the federal False Claims Act, seeking documents and information produced since January 1, 2009 relevant to the Civil Division's investigation concerning allegations that generic pharmaceutical manufacturers, including Teva, engaged in market allocation and price-fixing agreements, paid illegal remuneration, and caused false claims to be submitted in violation of the False Claims Act. An adverse resolution of this matter may include fines, penalties, financial forfeiture and compliance conditions.

In 2015 and 2016, Actavis and Teva USA each respectively received a subpoena from the Connecticut Attorney General seeking documents and other information relating to potential state antitrust law violations. Subsequently, on December 15, 2016, a civil action was brought by the attorneys general of twenty states against Teva USA and several other companies asserting claims under federal antitrust law alleging price fixing of generic products in the United States. That complaint was later amended to add new states as named plaintiffs, as well as new allegations and new state law claims, and on June 18, 2018, the attorneys general of 49 states plus Puerto Rico and the District of Columbia filed a consolidated amended complaint against Actavis and Teva, as well as other companies and individuals. On May 10, 2019, most (though not all) of these attorneys general filed another antitrust complaint against Actavis, Teva and other companies and individuals, alleging price-fixing and market allocation with respect to additional generic products. On November 1, 2019, the state attorneys general filed an amended complaint, bringing the total number of plaintiff states and territories to 54. The amended complaint alleges that Teva was at the center of a conspiracy in the generic pharmaceutical industry, and asserts that Teva and others fixed prices, rigged bids, and allocated customers and market share with respect to certain additional products. On June 10, 2020, most, but not all, of the same states, with the addition of the U.S. Virgin Islands, filed a third complaint in the District of Connecticut naming, among other defendants, Actavis, but not Teva USA, in a similar complaint relating to dermatological generics products. On September 9, 2021, the states' attorneys general amended their third complaint to, among other things, add California as a plaintiff.

In the various complaints described above, the states seek a finding that the defendants' actions violated federal antitrust law and state antitrust and consumer protection laws, as well as injunctive relief, disgorgement, damages on behalf of various state and governmental entities and consumers, civil penalties and costs. All such complaints have been transferred to the generic drug multidistrict litigation in the Eastern District of Pennsylvania ("Pennsylvania MDL"). On July 13, 2020, the court overseeing the Pennsylvania MDL chose the attorneys' general November 1, 2019 amended complaint, referenced above, along with certain complaints filed by private plaintiffs, to proceed first in the litigation as bellwether complaints. On February 9, 2021, Teva's motion to reconsider that ruling was granted, and on May 7, 2021, the Court chose the attorneys' general third complaint filed on June 10, 2020 and subsequently amended to serve as a bellwether complaint in the Pennsylvania MDL, along with certain complaints filed by private plaintiffs. On December 9, 2021, the Court entered an order setting the schedule for the proceedings in the bellwether cases, which the Court later amended on October 13, 2022. This amended schedule does not include trial dates, but provides for the parties to complete briefing on motions for summary judgment in the third quarter of 2024. On June 7, 2022, the Court dismissed the attorneys' general claims for monetary relief under federal law, concluding that the federal statute under which the attorneys general brought suit authorizes injunctive relief only. However, the attorneys general have pending claims for monetary relief under state law.

Teva has settled with the states of Mississippi (in June 2021), Louisiana (in March 2022), Georgia (in September 2022), Arkansas (in October 2022) and Florida (in February 2023). Teva paid each state an amount proportional to its share of the national population (approximately $1,000,000 for each 1% share of the national population), and the states have dismissed their claims against Actavis and Teva USA, as well as certain former employees of Actavis and Teva USA, pursuant to these settlements. On March 30, 2022, the State of Alabama voluntarily dismissed all of its claims in the litigation, including its claims against Actavis and Teva USA, without prejudice. The most recent settlements with Georgia and Arkansas follow the pattern reached in earlier settlements. Specifically, as mentioned above, Teva agreed to pay each state an amount proportional to its share of the national population. This, in addition to the status of ongoing negotiations with several other U.S. state attorneys general to settle on comparable terms, caused management to consider settlement of the claims filed by the remaining attorneys general to be probable, and management recorded an estimated provision in the third quarter of 2022, in accordance with Accounting Standards Codification 450 "Accounting for Contingencies."

Beginning on March 2, 2016, and continuing through December 2020, numerous complaints have been filed in the United States on behalf of putative classes of direct and indirect purchasers of several generic drug products, as well as several individual direct and indirect purchaser opt-out plaintiffs. These complaints, which allege that the defendants engaged in conspiracies to fix prices and/or allocate market share of generic products have been brought against various manufacturer defendants, including Teva USA and Actavis. The plaintiffs generally seek injunctive relief and damages under federal antitrust law, and damages under various state laws. On October 16, 2018, the court denied certain of the defendants' motions to dismiss as to certain federal claims, pending as of that date, and on February 15, 2019, the court granted in part and denied in part defendants' motions to dismiss as to certain state law claims. On July 18, 2019, May 6, 2020 and October 8, 2021, certain individual plaintiffs commenced civil actions in the Pennsylvania Court of Common Pleas of Philadelphia County against many of the defendants in the Pennsylvania MDL, including Teva and Actavis, but no complaints have been filed in the actions and each of the three of the cases have been placed in deferred status. Certain counties in New York and Texas have also commenced civil actions against many of the defendants in the Pennsylvania MDL, including Teva and Actavis, and the complaints have been transferred to the Pennsylvania MDL. There is also one similar complaint brought in Canada, which alleges that the defendants engaged in conspiracies to fix prices and/or allocate market share of generic drug products to the detriment of a class of private payors. The action is in its early stages.

In March 2017, Teva received a subpoena from the U.S. Attorney's office in Boston, Massachusetts requesting documents related to Teva's donations to patient assistance programs. Subsequently, in August 2020, the U.S. Attorney's office in Boston, Massachusetts brought a civil action in the U.S. District Court for the District of Massachusetts alleging violations of the federal Anti-Kickback Statute, and asserting causes of action under the federal False Claims Act and state law (the "DOJ PAP Complaint"). It is alleged that Teva caused the submission of false claims to Medicare through Teva's donations to bona fide independent charities that provide financial assistance to patients. An adverse judgment may involve damages, civil penalties and injunctive remedies. On September 10, 2021, the Court granted Teva's motion to dismiss the unjust enrichment claim and denied the remainder of the motion. On October 15, 2021, Teva filed an answer to the DOJ PAP Complaint. Trial for this matter is currently scheduled for September 2023. Additionally, on January 8, 2021, Humana, Inc. filed an action against Teva in the United States District Court for the Middle District of Florida based on the allegations raised in the DOJ PAP Complaint. On April 2, 2021, Teva filed a motion to dismiss Humana's claims on the grounds that the claims are time-barred and/or insufficiently pled, and that motion remains pending and discovery is ongoing. On November 17, 2022, United Healthcare also filed an action against Teva in the United States District Court for the District of New Jersey based on the conduct alleged in the DOJ PAP Complaint.

In April 2021, a city and county in Washington sued Teva in the United States District Court for the Western District of Washington for alleged violations of the Racketeer Influenced and Corrupt Organizations Act, Washington's Consumer Protection Act, and unjust enrichment concerning Teva's sale of COPAXONE. Plaintiffs purport to represent a nationwide class of health plans and a subclass of Washington-based health plans that purchased and/or reimbursed health plan members for COPAXONE. Plaintiffs allege that Teva engaged in several fraudulent schemes that resulted in plaintiffs and the putative class members purchasing and/or reimbursing plan members for additional prescriptions of COPAXONE and/or at inflated COPAXONE prices. Plaintiffs seek treble damages for the excess reimbursements and inflated costs, as well as injunctive relief. On September 28, 2021, plaintiffs filed an amended complaint. On November 17, 2021, Teva moved to dismiss the suit, on the grounds that plaintiffs' claims are barred by the applicable statutes of limitations and the direct purchaser rule, suffer from jurisdictional defects, and fail to plausibly allege fraud or other elements of their claims. That motion is fully briefed and a decision remains pending.

On June 29, 2021, Mylan Pharmaceuticals ("Mylan") sued Teva in the District Court for the District of New Jersey. On March 11, 2022 and March 15, 2022, FWK Holdings, LLC, KPH Healthcare Servs., Inc.

d/b/a Kinney Drugs, Inc., Meijer Inc., Meijer Distribution, Inc., Labor-Management Healthcare Fund, the Mayor and City Council of Baltimore, and the New York State Teamsters Council Health and Hospital Fund sued Teva in the District Court for the District of New Jersey on behalf of themselves and other similarly situated direct and indirect purchasers of COPAXONE. On August 22, 2022, Blue Cross Blue Shield of Vermont and the Vermont Health Plan sued Teva in the District Court for the District of Vermont on behalf of themselves and other similarly situated indirect purchasers of COPAXONE. The complaints assert claims for alleged violations of the Lanham Act, state and federal unfair competition and monopolization laws, tortious interference, trade libel, and a violation of the RICO Act. Additionally, plaintiffs claim Teva was involved in an unlawful scheme to delay and hinder generic competition concerning COPAXONE sales. Plaintiffs seek damages for lost profits and expenses, disgorgement, restitution, treble damages, attorneys' fees and costs, and injunctive relief. Teva has moved to dismiss the complaints filed by Mylan and the class plaintiffs in the District of New Jersey on the grounds, among others, that none of its challenged conduct, violates the law. Those motions are fully briefed and a decision remains pending. On November 21, 2022, the Vermont court denied Teva's motion to transfer the complaint filed in Vermont. On December 21, 2022, Teva moved to dismiss the Vermont complaint on grounds similar to those asserted in its motions to dismiss the complaints in New Jersey.

On December 1, 2022, Teva received a civil subpoena from the U.S. Attorney's office in Boston, Massachusetts requesting certain documents related to the sale and marketing of AUSTEDO and risperidone LAI. Teva is cooperating with the request for documents.

Opioids Litigation

Since May 2014, more than 3,500 complaints have been filed with respect to opioid sales and distribution against various Teva affiliates, along with several other pharmaceutical companies, by a number of cities, counties, states, other governmental agencies, tribes and private plaintiffs (including various putative class actions of individuals) in both state and federal courts. Most of the federal cases have been consolidated into a multidistrict litigation in the Northern District of Ohio ("MDL Opioid Proceeding") and many of the cases filed in state court have been removed to federal court and consolidated into the MDL Opioid Proceeding. Two cases that were included in the MDL Opioid Proceeding were transferred back to federal district court for additional discovery, pre-trial proceedings and trial. Those cases are: City of Chicago v. Purdue Pharma L.P. et al., No. 14-cv-04361 (N.D. Ill.) and City and County of San Francisco v. Purdue Pharma L.P. et al., No. 18-cv-07591-CRB (N.D. Cal.). Other cases remain pending in various states. In some jurisdictions, such as Illinois, New York, Pennsylvania, South Carolina, Texas, Utah and West Virginia, certain state court cases have been transferred to a single court within their respective state court systems for coordinated pretrial proceedings. Complaints asserting claims under similar provisions of different state law generally contend that the defendants allegedly engaged in improper marketing and distribution of opioids, including ACTIQ® and FENTORA®. The complaints also assert claims related to Teva's generic opioid products. In addition, over 950 personal injury plaintiffs, including various putative class actions of individuals, have asserted personal injury and wrongful death claims in over 600 complaints, nearly all of which are consolidated in the MDL Opioid Proceeding. Furthermore, approximately 700 non-personal injury complaints and approximately 100 personal injury complaints have named Anda, Inc. (and other distributors and manufacturers) alleging that Anda failed to develop and implement systems sufficient to identify suspicious orders of opioid products and prevent the abuse and diversion of such products to individuals who used them for other than legitimate medical purposes. Plaintiffs seek a variety of remedies, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys' fees and injunctive relief. Certain plaintiffs assert that the measure of damages is the entirety of the costs associated with addressing the abuse of opioids and opioid addiction and certain plaintiffs specify multiple billions of dollars in the aggregate as alleged damages. The individual personal injury plaintiffs further seek non-economic damages. In many of these cases, plaintiffs are seeking joint and several damages among all defendants.

On April 19, 2021, a bench trial in California (The People of the State of California, acting by and through Santa Clara County Counsel James R. Williams, et. al. v. Purdue Pharma L.P., et. al.) commenced against Teva and other defendants focused on the marketing of branded opioids. On December 14, 2021, the court issued its final judgment in favor of the defendants on all claims. Plaintiffs filed a notice of appeal of this judgment in February 2022. On June 29, 2021, a jury trial in New York (*In re Opioid Litigation*, Index No. 400000/2017) commenced against Teva and other defendants, focused on the marketing and distribution of opioids. The case was bifurcated between liability and damages. On December 30, 2021, the jury returned a liability verdict in favor of plaintiffs (the County of Suffolk, the County of Nassau and the State of New York) on the plaintiffs' public nuisance claim. Teva and the plaintiffs filed post-trial motions with respect to the liability portion of the case. On November 3, 2022, Teva reached an agreement with the Attorney General of New York that settled the state's and its subdivisions' opioid-related claims. Under the terms of the settlement, Teva will pay New York its share under the proposed nationwide settlement, plus an additional amount of $313 million over 18 years.

In May 2019, Teva settled the Oklahoma litigation brought by the Oklahoma Attorney General (State of Oklahoma, ex. rel. Mike Hunter, Attorney General of Oklahoma vs. Purdue Pharma L.P., et. al.) for $85 million. The settlement did not include any admission of violation of law for any of the claims or allegations made. As the Company demonstrated a willingness to settle part of the litigation, for accounting purposes, management considered a portion of opioid-related cases as probable and, as such, recorded an estimated provision in the second quarter of 2019. Given the relatively early stage of the cases, management viewed no amount within the range to be the most likely outcome. Therefore, management recorded a provision for the reasonably estimable minimum amount in the assessed range for such opioid-related cases in accordance with Accounting Standards Codification 450 "Accounting for Contingencies."

Additionally, on October 21, 2019, Teva reached a settlement with the two plaintiffs in the MDL Opioid Proceeding that was scheduled for trial for the Track One case, Cuyahoga and Summit Counties of Ohio. Under the terms of the settlement, Teva agreed to provide the two counties with opioid treatment medication, buprenorphine naloxone (sublingual tablets), known by the brand name Suboxone®, with a value of $25 million at wholesale acquisition cost and distributed over three years to help in the care and treatment of people suffering from addiction, and a cash payment in the amount of $20 million, which has been paid.

On July 21, 2021, it was announced that four other defendants (not including Teva) reached nationwide settlements, subject to certain conditions, which include payment of up to approximately $26 billion spread over up to 18 years. Teva has continued to work towards a nationwide settlement with the working group of States' Attorneys General (the "Working Group"), the Multi-District Litigation Plaintiffs' Executive Committee ("PEC") and counsel for Native American tribes ("Tribes"). In July 2022, the parties reached an agreement in principle on the financial terms of a final nationwide settlement similar in structure to the nationwide settlements of other defendants. During the third quarter of 2022, Teva and Allergan resolved their dispute with respect to Teva's indemnification obligations. In November 2022, Teva, Allergan, the Working Group and PEC, and representatives for the Tribes, finalized the terms of their respective proposed opioids settlement agreements. Under the financial terms of the proposed nationwide settlement agreements, Teva will pay up to $4.25 billion (including the already settled cases) plus approximately $100 million for the Tribes, spread over 13 years. This total includes the supply of up to $1.2 billion of Teva's generic version of Narcan® (naloxone hydrochloride nasal spray), valued at wholesale acquisition cost, over 10 years or cash at 20% of the wholesale acquisition cost ($240 million) in lieu of product. In January of 2023, Teva confirmed participation from 49 of the 50 states and decided to move forward with the participation process of the subdivisions.

Teva's proposed nationwide settlement agreement with the states and subdivisions is contingent upon sufficient participation by the subdivisions in Teva's and Allergan's respective nationwide opioids settlement agreements, and Teva's proposed nationwide settlement agreement with the Tribes is contingent upon sufficient participation by the Tribes in Teva's and Allergan's respective opioids settlement agreements with the Tribes. If these nationwide settlement agreements are not finalized or if states, subdivisions or Tribes choose not to participate, additional trials are expected to proceed in 2023.

On September 28, 2021, Teva reached an agreement with the Attorney General of Louisiana that settles the state's opioid-related claims. The agreement was contingent that all political subdivisions of Louisiana will formally release Teva as part of the settlement, which Teva was advised has occurred by the Attorney General of Louisiana. Under the terms of the settlement, Teva will pay Louisiana $15 million over an 18-year period and will provide buprenorphine naloxone (sublingual tablets) valued at $3 million (wholesale acquisition cost).

On February 4, 2022, Teva reached an agreement with the Attorney General of the State of Texas that settles Texas' and its subdivisions' opioid-related claims. On March 10, 2022, Texas confirmed that at least 96% of the population of subdivisions formally released Teva as part of the settlement. Under the terms of the settlement, Teva will pay Texas $150 million over a 15-year period and will provide its generic version of Narcan® (naloxone hydrochloride nasal spray), valued at $75 million (wholesale acquisition cost) over 10 years.

On March 21, 2022, Teva reached an agreement with the Attorney General of Rhode Island that settles Rhode Island's and its subdivisions' opioid-related claims. Under the terms of the settlement, Teva will pay Rhode Island $21 million over 13 years, in addition to attorneys' fees and costs, and will provide its generic version of Narcan® (naloxone hydrochloride nasal spray) and a significant amount of buprenorphine naloxone sublingual tablets known by the brand name Suboxone®, together valued at $78.5 million (wholesale acquisition cost) over 10 years.

On March 30, 2022, Teva reached an agreement with the Attorney General of Florida that settles Florida's and its subdivisions' opioid-related claims. Under the terms of the settlement, Teva will pay Florida $177 million over 15-years, in addition to attorneys' fees and costs, and will provide its generic version of Narcan® (naloxone hydrochloride nasal spray) valued at $84 million (wholesale acquisition cost) over 10 years.

On May 24, 2022, Teva reached an agreement in principle with the Attorney General of West Virginia, and on September 19, 2022, Teva and the Attorney General of West Virginia finalized the terms of their agreement that settles West Virginia's and its subdivisions' opioid-related claims. Under the terms of the settlement, Teva will pay West Virginia $75 million over 15-years, in addition to attorneys' fees and costs, and will provide its generic version of Narcan® (naloxone hydrochloride nasal spray) valued at $27 million (wholesale acquisition cost) over 10 years.

On July 12, 2022, Teva reached an agreement in principle with the City and County of San Francisco and the People of the State of California that settles opioid-related claims asserted on behalf of the City and County of San Francisco. Teva will provide San Francisco $20.3 million over 13 years, in addition to attorneys' fees and costs, and will provide its generic version of Narcan® (naloxone hydrochloride nasal spray), valued at $20 million (wholesale acquisition cost), over 10 years.

In light of the agreement on the proposed nationwide settlement between Teva, and the States' Attorneys General, their subdivisions and the Tribes, the agreement with the Attorney General of New York, Teva's indemnification obligations arising from Teva's acquisition of the Actavis Generics business for opioid-related claims, prior settlements with Texas, Florida, Louisiana, Rhode Island, West Virginia and San Francisco, as well as an estimate for a number of items including, but not limited to, costs associated with administering injunctive terms, and most favored nations clauses associated with prior settlements, the Company has recorded a provision for the potential settlement. The provision is a reasonable estimate of the ultimate costs in the likely event that the nationwide settlement is finalized under its current proposed terms and conditions, after discounting

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payments to states to their net present value. However, if the nationwide settlement is not finalized for the entirety of the remaining cases, a reasonable upper end of a range of loss cannot be determined. An adverse resolution of any of these lawsuits or investigations may involve large monetary penalties, damages, and/or other forms of monetary and non-monetary relief and could have a material and adverse effect on Teva's reputation, business, results of operations and cash flows.

In August 2019, Teva received a grand jury subpoena from the United States Attorney's Office for the Eastern District of New York for documents related to the Company's anti-diversion policies and procedures and distribution of its opioid medications, in what the Company understands to be part of a broader investigation into manufacturers' and distributors' monitoring programs and reporting under the Controlled Substances Act. Significant time has passed since Teva has had any communications with the government on this matter, and accordingly Teva believes that it is no longer active. In September 2019, Teva received subpoenas from the New York State Department of Financial Services (NYDFS) as part of an industry-wide inquiry into the effect of opioid prescriptions on New York health insurance premiums. This was followed by a Statement of Charges and Notice of Hearing filed by the NYDFS. This matter will be resolved by Teva's November 3, 2022 settlement with the Attorney General of New York that settled the state's and its subdivisions' opioid-related claims.

In addition, Teva, certain of its subsidiaries and other defendants, are defending claims and putative class action lawsuits in Canada related to the manufacture, sale, marketing and distribution of opioid medications. The lawsuits include a claim by the Province of British Columbia on behalf of itself and a putative class of other federal and provincial governments, and claims of municipalities, First Nations, and persons who used opioids on behalf of themselves and putative classes. These cases are in their early stages with the preliminary motions brought by the Province of British Columbia expected to be heard in late 2023.

Shareholder Litigation

On November 6, 2016 and December 27, 2016, two putative securities class actions were filed in the U.S. District Court for the Central District of California against Teva and certain of its current and former officers and directors. Those lawsuits were consolidated and transferred to the U.S. District Court for the District of Connecticut (the "Ontario Teachers Securities Litigation"). On December 13, 2019, the lead plaintiff in that action filed an amended complaint, purportedly on behalf of purchasers of Teva's securities between February 6, 2014 and May 10, 2019. The amended complaint asserts that Teva and certain of its current and former officers and directors violated federal securities and common laws in connection with Teva's alleged failure to disclose pricing strategies for various drugs in its generic drug portfolio and by making allegedly false or misleading statements in certain offering materials. The amended complaint seeks unspecified damages, legal fees, interest, and costs. In July 2017, August 2017, and June 2019, other putative securities class actions were filed in other federal courts based on similar allegations, and those cases have been transferred to the U.S. District Court for the District of Connecticut. Between August 2017 and January 2022, twenty-three complaints were filed against Teva and certain of its current and former officers and directors seeking unspecified compensatory damages, legal fees, costs and expenses. The similar claims in these complaints have been brought on behalf of plaintiffs, in various forums across the country, who have indicated that they intend to "opt-out" of the Ontario Teachers Securities Litigation. On March 10, 2020, the Court consolidated the Ontario Teachers Securities Litigation with all of the above-referenced putative class actions for all purposes and the "opt-out" cases for pretrial purposes. Pursuant to that consolidation order, plaintiffs in several of the "opt-out" cases filed amended complaints on May 28, 2020. On January 22, 2021, the Court dismissed the "opt-out" plaintiffs' claims arising from statements made prior to the five year statute of repose, but denied Teva's motion to dismiss their claims under Israeli laws. Those "opt-out" plaintiffs moved for reconsideration, which was denied on March 30, 2021. On May 24, 2021, Teva moved to dismiss a majority of the "opt-out" complaints on various other grounds. Those motions are still pending. The Ontario Teachers Securities Litigation plaintiffs' Motion for Class Certification and Appointment of Class Representatives and Class Counsel was granted on March 9, 2021, to which Teva's appeal was denied. On January 18, 2022, Teva entered into a settlement in the Ontario Teachers Securities Litigation for $420 million, which received final approval from the court on June 2, 2022. Pursuant to an agreement between the Company and its insurance carriers, the insurance carriers provided the vast majority of the total settlement amount, with a small portion contributed by Teva. Additionally, as part of the settlement, Teva admitted no liability and denied all allegations of wrongdoing. Teva has settled several "opt-out" claims, but a number of opt-out cases remain outstanding.

On September 23, 2020, a putative securities class action was filed in the U.S. District Court for the Eastern District of Pennsylvania against Teva and certain of its former officers. On August 10, 2021, the lead plaintiff filed a corrected amended class action complaint, purportedly on behalf of persons who purchased or otherwise acquired Teva securities between October 29, 2015 and August 18, 2020. The corrected amended complaint alleges that Teva and certain of its current and former officers violated federal securities laws by allegedly making false and misleading statements regarding the commercial performance of COPAXONE, namely, by failing to disclose that Teva had allegedly caused the submission of false claims to Medicare through Teva's donations to bona fide independent charities that provide financial assistance to patients, which allegedly impacted COPAXONE's commercial success and the sustainability of its revenues and resulted in the DOJ PAP Complaint filed by the DOJ. The corrected amended complaint seeks unspecified damages and legal fees. On March 25, 2022, the court granted in part and denied in part Teva's and the individual defendants' motion to dismiss the corrected amended complaint, (i) holding that the plaintiffs' complaint failed to plead that certain public statements regarding Teva's compliance with the law were misleading, (ii) holding that two alleged partial corrective disclosures did not establish loss causation and cannot serve as the basis for plaintiff's claimed loss, (iii) dismissing all claims against one of the individual defendants, and (iv) otherwise denying the motion to dismiss. On August 2, 2022, the court stayed all proceedings other than class certification proceedings pending the resolution of the DOJ PAP Complaint filed by the DOJ. On September 13, 2022, the plaintiff moved for class certification, which remains pending. A motion to approve a securities class action was also filed in the Central District Court in Israel, which has been stayed pending the U.S. litigation, with similar allegations to those made in the above complaint filed in the U.S. District Court for the Eastern District of Pennsylvania.

Environmental Matters

Teva or its subsidiaries are party to a number of environmental proceedings, or have received claims, including under the federal Superfund law or other federal, provincial or state and local laws, imposing liability for alleged noncompliance, or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings and claims seek to require the generators of hazardous wastes disposed of at a third party-owned site, or the party responsible for a release of hazardous substances that impacted a site, to investigate and clean the site or to pay or reimburse others for such activities, including for oversight by governmental authorities and any related damages to natural resources. Teva or its subsidiaries have received claims, or been made a party to these proceedings, along with others, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva's facilities or former facilities.

Although liability among the responsible parties, under certain circumstances, may be joint and several, these proceedings are frequently resolved so that the allocation of clean-up and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva's potential liability varies greatly at each of the sites; for some sites the costs of the investigation, clean-up and natural resource damages have not yet been determined, and for others Teva's allocable share of liability has not been determined. At other sites, Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of clean-up costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged violations of federal, state, commonwealth or local requirements at some of Teva's facilities may result in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva's results of operations) and the recovery of certain costs and natural resource damages, and may require that corrective actions and enhanced compliance measures be implemented.

Item 103 of Regulation S-K promulgated by the SEC requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and such proceedings involve potential monetary sanctions, unless the Company reasonably believes that the matter will result in no monetary sanctions, or in monetary sanctions, exclusive of interest and costs, of less than $300,000. The following matter is disclosed in accordance with that requirement. On July 8, 2021, the National Green Tribunal Principal Bench, New Delhi, issued an order against Teva's subsidiary in India, Teva API India Private Limited, finding non-compliance with environmental laws and assessed a penalty of $1.4 million. The Company disputed certain of the findings and the amount of the penalty and filed an appeal before the Supreme Court of India. On August 5, 2021, the Supreme Court of India admitted the appeal for hearing and granted an interim unconditional stay on the National Green Tribunal's order. The Company does not believe that the eventual outcome of such matter will have a material effect on its business.

Other Matters

On February 1, 2018, former shareholders of Ception Therapeutics, Inc., a company that was acquired by and merged into Cephalon in 2010, prior to Cephalon's acquisition by Teva, filed breach of contract and other related claims against the Company, Teva USA and Cephalon in the Delaware Court of Chancery. Among other things, the plaintiffs allege that Cephalon breached the terms of the 2010 Ception-Cephalon merger agreement by failing to exercise commercially reasonable efforts to develop and commercialize CINQAIR® (reslizumab) for the treatment of eosinophilic esophagitis ("EE"). The plaintiffs claim damages of at least $200 million, an amount they allege is equivalent to the milestones payable to the former shareholders of Ception in the event Cephalon were to obtain regulatory approval for EE in the United States ($150 million) and Europe ($50 million). On December 28, 2018, following defendants' motion to dismiss the complaint, the court granted the motion in part and dismissed all of plaintiffs' claims, except for their claim against Cephalon for breach of contract. In November 2021, plaintiffs moved to amend their complaint to, among other things, reassert claims against the Company and Teva USA. However, on July 12, 2022, plaintiffs filed a new amended complaint that includes claims against Teva USA but not the Company, in exchange for Teva USA's agreement to guarantee any judgment entered against Cephalon in the litigation. A bench trial for this matter was held in September 2022, and a ruling is expected in 2023, following post-trial briefing and closing arguments.

Gain Contingencies

From time to time, Teva may directly or indirectly pursue claims against certain parties, including but not limited to patent infringement lawsuits against other pharmaceutical companies to protect its patent rights, as well as derivative actions brought on behalf of Teva. Teva recognizes gain contingencies from the defendants in such lawsuits when they are realized or when all related contingencies have been resolved. No gain has been recognized regarding the matters disclosed below, unless mentioned otherwise.

In October 2017, Teva filed a lawsuit in the U.S. District Court for the District of Massachusetts alleging that Eli Lilly & Co.'s ("Lilly") marketing and sale of its galcanezumab product for the treatment of migraine infringes nine Teva patents, including three method of treatment patents and six composition of matter patents. Lilly then submitted inter partes review ("IPR") petitions to the Patent Trial and Appeal Board ("PTAB"), challenging the validity of the nine Teva patents. The PTAB issued decisions upholding the three method of treatment patents but finding the six composition of matter patents invalid, which decisions were affirmed by the Court of Appeals for the Federal Circuit on August 16, 2021. A jury trial regarding the three method of treatment patents began on October 18, 2022, and on November 9, 2022, the jury issued a verdict in Teva's favor, finding the three method of treatment patents valid and infringed by Lilly and awarding Teva $176.5 million in damages. On January 28, 2023, Lilly filed a motion requesting that the District Court overturn the jury's verdict. Once the motion is decided, the losing party may appeal the decision to the Court of Appeals for the Federal Circuit. On June 8, 2021, Teva filed another lawsuit in the U.S. District Court for the District of Massachusetts alleging that Lilly's marketing and sale of galcanezumab product infringes three patents related to the treatment of refractory migraine. Lilly's IPR petitions challenging the patentability of these three patents were instituted by the PTAB. The litigation in the District of Massachusetts was stayed during the pendency of these IPR proceedings. Teva intends to continue to vigorously defend its patents, which it believes are valid, against infringement by companies attempting to market products prior to the expiration of such patents.

Motions to approve derivative actions seeking monetary damages against certain past and present directors and officers have been filed in Israeli Courts alleging negligence and recklessness. Motions for document disclosure prior to initiating derivative actions were filed with respect to several U.S. and EU settlement agreements, opioids, allegations related to the DOJ's complaint regarding COPAXONE patient assistance program in the U.S., and with respect to the COPAXONE European Commission's inspection. A motion for document disclosure prior to initiating derivative action with respect to the U.S. generic drug antitrust litigation matters was settled in October 2022.

NOTE 13—Income taxes:

a.   Income (loss) before income taxes:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Parent Company and its Israeli subsidiaries	$ (119)	$126	$ 947
Non-Israeli subsidiaries	(2,946)	532	(5,353)
	$(3,065)	$658	$(4,406)

b.   Income taxes:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
In Israel	$ 33	$124	$ 60
Outside Israel	(671)	87	(228)
	$ (638)	$211	$(168)
Current	$ 430	$270	$ 182
Deferred	(1,068)	(59)	(350)
	$ (638)	$211	$(168)

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Income (loss) before income taxes	$(3,065)	$658	$(4,406)
Statutory tax rate in Israel	23%	23%	23%
Theoretical provision for income taxes	$ (705)	$151	$(1,013)
Increase (decrease) in the provision for income taxes due to:			
The Parent Company and its Israeli subsidiaries - Tax benefits arising from reduced tax rates under benefit programs	15	(12)	(153)
Mainly nondeductible items and prior year tax	35	20	(30)
Non-Israeli subsidiaries, including impairments (*)	924	117	1,369
Worthless stock deduction (**)	(909)	—	—
Increase (decrease) in other uncertain tax positions—net	2	(65)	(341)
Effective consolidated income taxes	$ (638)	$211	$ (168)

---

*   In 2022 and 2020, loss before income taxes includes goodwill impairment in non-Israeli subsidiaries that did not have a corresponding tax effect.

**   In 2022, one of Teva's U.S. subsidiaries was determined to be insolvent for tax purposes (i.e., its liabilities exceeded the fair market value of its assets), mainly in light of its accumulated operational losses. Consequently, Teva will recognize on its 2022 tax return, a worthless stock deduction of approximately $4.2 billion, with related tax benefit of approximately $909 million.

The effective tax rate is the result of a variety of factors, including the geographic mix and type of products sold during the year, different effective tax rates applicable to non-Israeli subsidiaries that have tax rates different than Teva's average tax rates, the impact of the worthless stock deduction, legal settlement charges, impairment, amortization and interest expense disallowance. Additionally, the effective tax rate includes adjustments to valuation allowances on deferred tax assets and adjustments to uncertain tax positions.

In 2020, Teva released a valuation allowance on its deferred tax assets in one jurisdiction and recorded a valuation allowance in another jurisdiction, with both adjustments reflecting changes in the business forecasts of profitability in these jurisdictions. The net effect of these changes did not materially impact Teva's effective tax rate for 2020.

c. Deferred income taxes:

	December 31,	
	2022	**2021**
	(U.S. $ in millions)	
Deferred tax assets (liabilities), net:		
Inventory related	$ 125	$ 104
Sales reserves and allowances	89	136
Provision for legal settlements	703	360
Intangible assets (*)	(567)	(814)
Carryforward losses and deductions and credits (**)	2,850	2,093
Property, plant and equipment	(238)	(215)
Deferred interest	800	617
Provisions for employee related obligations	82	95
Other	133	159
	3,977	2,535
Valuation allowance—in respect of carryforward losses and deductions that may not be utilized	(3,072)	(2,723)
	$ 905	$ (188)

(*)   The decrease in deferred tax liability is mainly due to impairment and amortization.
(**) The amounts are shown following a reduction for unrecognized tax benefits of $1 million and $10 million as of December 31, 2022 and 2021, respectively.

The amount as of December 31, 2022 represents the tax effect of gross carryforward losses and deductions with the following expirations: 2023-2024 — $98 million; 2025-2032 — $950 million; 2033 and thereafter — $60 million. The remaining balance—$1,742 million—can be utilized with no expiration date.

The deferred income taxes are reflected in the balance sheet among:

	December 31,	
	2022	**2021**
	(U.S. $ in millions)	
Long-term assets—deferred income taxes	1,453	596
Long-term liabilities—deferred income taxes	(548)	(784)
	$ 905	$(188)

d. Uncertain tax positions:

The following table summarizes the activity of Teva's gross unrecognized tax benefits:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Balance at the beginning of the year	$672	$ 888	$1,223
Increase (decrease) related to prior year tax positions, net	(46)	(106)	(238)
Increase related to current year tax positions	42	7	10
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitations	(31)	(115)	(105)
Other	1	(2)	(2)
Balance at the end of the year	$638	$ 672	$ 888

Uncertain tax positions, mainly of a long-term nature, include accrued potential penalties and interest of $212 million, $210 million and $173 million as of December 31, 2022, 2021 and 2020, respectively. The total amount of interest and penalties reflected in the consolidated statements of income was a net increase of $2 million, $37 million and $9 million for the years ended December 31, 2022, 2021 and 2020, respectively. Substantially all the above uncertain tax benefits, if recognized, would reduce Teva's annual effective tax rate. Teva does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities or court decisions, the likelihood and timing of which is difficult to estimate.

e. Tax assessments:

Teva files income tax returns in various jurisdictions with varying statutes of limitations. Teva and its subsidiaries in Israel have received final tax assessments through tax year 2011.

The Israeli tax authorities ("ITA") issued tax assessment decrees for 2008-2011, 2012 and 2013-2016, challenging the Company's positions on several issues. Teva has protested the 2008-2011, 2012 and 2013-2016 decrees before the Central District Court in Israel.

In October 2021, the Central District Court in Israel held in favor of the Israeli tax authorities with respect to 2008-2011 decrees. The case with respect to 2012-2016 remains pending with similar legal and other claims. Teva appealed this decision to the Israeli Supreme Court and expects the appeal hearing to begin in the second half of 2023. The tax liability resulting from the October 2021 Central District Court decision, with respect to the decrees for 2008-2011 and with regard to the similar legal claims in the related following years, was approximately $350 million, of which a portion has been and will continue to be paid during 2022 and 2023.

The Company believes it has adequately provided for all of its uncertain tax positions, including those items currently under dispute, however, adverse results could be material.

In the United States, Teva has one tax issue in dispute for the 2009-2011 audit cycle, which is currently in litigation. The 2012-2014 audit cycle is complete with the exception of the same issue, which is currently on hold pending the outcome of the earlier case. Teva has current ongoing U.S. federal income tax audits for its U.S. subsidiaries for years 2015-2019. Additionally, Teva's U.S. subsidiaries have multiple state audit cycles open ranging from years 2013-2020. The Company believes it has adequately provided for these items and that any adverse results would have an immaterial impact on Teva's financial statements.

Teva filed a claim seeking the refund of withholding taxes paid to the Indian tax authorities in 2012. Trial in this case is ongoing. A final and binding decision against Teva in this case may lead to an impairment in the amount of $127 million.

The Company's subsidiaries in Europe have received final tax assessments mainly through tax year 2015.

f.   Basis of taxation:

The Company and its subsidiaries are subject to tax in many jurisdictions, and estimation is required in recording the assets and liabilities related to income taxes. The Company believes that its accruals for tax liabilities are adequate for all open years. The Company considers various factors in making these assessments, including past history, recent interpretations of tax law, and the specifics of each matter. Because tax regulations are subject to interpretation and tax litigation is inherently uncertain, these assessments can involve a series of complex judgments regarding future events.

An assessment of the tax that would have been payable had the Company's foreign subsidiaries distributed their income to the Company is not practicable because of the multiple levels of corporate ownership and multiple tax jurisdictions involved in each hypothetical dividend distribution.

Incentives Applicable until 2013

Under the incentives regime applicable to the Company until 2013, industrial projects of Teva and certain of its Israeli subsidiaries were eligible for "Approved Enterprise" status.

Most of the projects in Israel have been granted Approved Enterprise status under the "alternative" tax benefit track which offered tax exemption on undistributed income for a period of two to ten years, depending on the location of the enterprise. Upon distribution of such exempt income, the distributing company is subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income.

Amendment 69 to the Investment Law

Pursuant to Amendment 69 to the Investment Law ("Amendment 69"), a company that elected by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company up until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. Teva invested the entire required amount in 2013.

During 2013, Teva applied the provisions of Amendment 69 to certain exempt profits Teva accrued prior to 2012. Consequently, Teva paid $577 million in corporate tax on exempt income of $9.4 billion. Part of this income was distributed as dividends during 2013-2018, while the remainder is available to be distributed as dividends in future years with no additional corporate tax liability.

Incentives Applicable starting 2014: The Incentives Regime – Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law, which Teva started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company ("Preferred Enterprise"), as opposed to the previous law's incentives, which were limited to income from Approved Enterprises during the benefits period. Under the law, when the election is made, the uniform tax rate for 2014 until 2016 was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The uniform tax rate for Development Zone A, as of January 1, 2017, is 7.5% (as part of changes enacted in Amendment 73, as described below). The profits of these "Preferred Enterprise" will be freely distributable as dividends, subject to a 20% or lower withholding tax, under an applicable tax treaty. Certain "Special Preferred Enterprises" that meet more stringent criteria (significant investment, R&D or employment thresholds) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a "Special Preferred Enterprises," the approval of three governmental authorities in Israel is required.

The New Technological Enterprise Incentives Regime – Amendment 73 to the Investment Law

Since 2017, a portion of the Company's taxable income in Israel is entitled to a preferred 6% tax rate under Amendment 73 to the Investment Law as it pertains to Special Preferred Technological Enterprises.

The new incentives regime applies to "Preferred Technological Enterprises" or "Special Preferred Technological Enterprises." A "Preferred Technological Enterprise" is an enterprise that meet certain conditions, including, inter alia:

- Investment of at least 7% of income, or at least NIS 75 million (approximately $22 million) in R&D activities; and

- One of the following:

    a. At least 20% of the workforce (or at least 200 employees) are employed in R&D;

    b. A venture capital investment approximately equivalent to at least $2 million was previously made in the company; or

    c. Growth in sales or workforce by an average of 25% over the three years preceding the tax year.

A "Special Preferred Technological Enterprise" is an enterprise that meets, inter alia conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.9 billion).

Preferred Technological Enterprises are subject to a corporate tax rate of 7.5% on their income derived from intellectual property in areas in Israel designated as Zone A and 12% elsewhere, while Special Preferred Technological Enterprises are subject to 6% on such income. The withholding tax on dividends from these enterprises is 4% to foreign companies (or a lower rate under a tax treaty, if applicable).

Income not eligible for Preferred Technological Enterprise benefits is taxed at the regular corporate tax rate, which is 23%, or the preferred tax rate, as the case may be.

The Parent Company and its Israeli subsidiaries elected to compute their taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of U.S. dollar – NIS exchange rate on the Company's Israeli taxable income.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Certain manufacturing subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions.

The 2021 Budget Law

On November 15, 2021, the Israeli Parliament released its 2021-2022 Budget Law ("2021 Budget Law"). The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h)/51B of the Investment Law) may entail additional corporate tax liability to the distributing company. The new dividend ordering rule may have an adverse effect on Teva's financial condition and results of operations in future years, as the Company still has tax-exempt profits in its retained earnings. Income taxes have not been recognized for amounts of tax-exempt income generated from the Company's current Approved Enterprises retained for reinvestment.

NOTE 14—Equity:

a.   Ordinary shares and ADSs

As of December 31, 2022 and 2021, Teva had approximately 1.2 billion ordinary shares issued. Teva ordinary shares are traded on the Tel-Aviv Stock Exchange and on the New York Stock Exchange, in the form of American Depositary Shares ("ADSs"), each of which represents one ordinary share.

b.   Stock-based compensation plans

Stock-based compensation plans are comprised of stock options, RSUs, PSUs, and other equity-based awards to employees, officers, directors and consultants of the Company and its affiliates. The purpose of the plans is to (a) attract, retain, motivate, and reward such individuals, and (b) promote the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of the shareholders.

On June 29, 2010, the Teva 2010 Long-Term Equity-Based Incentive Plan ("2010 Plan") was approved by Teva's shareholders, under which 70 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant. The 2010 Plan expired on June 28, 2015 (except with respect to awards outstanding on that date), and no additional awards under the 2010 Plan may be made.

On September 3, 2015, the Teva 2015 Long-Term Equity-Based Incentive Plan ("2015 Plan") was approved by Teva's shareholders, under which 43.7 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant.

On April 18, 2016, Teva's shareholders approved an increase of an additional 33.3 million equivalent share units to the share reserve of the 2015 Plan, so that 77 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant.

On July 13, 2017, Teva's shareholders approved an increase of an additional 65 million equivalent share units to the share reserve of the 2015 Plan, so that 142 million equivalent share units, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant.

The 2015 Plan expired on June 30, 2020 (except with respect to awards outstanding on that date), and no additional awards under the 2015 Plan may be made.

On June 11, 2020, the Teva 2020 Long-Term Equity-Based Incentive Plan ("2020 Plan") was approved by Teva's shareholders and became effective on July 1, 2020. Under the 2020 Plan, 68 million shares, including options exercisable into ordinary shares, RSUs and PSUs, were approved for grant.

As of December 31, 2022, 74.0 million shares remain available for future awards under the 2020 Plan.

In the past, Teva had various employee-stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards granted under such prior plans continue in accordance with the terms of the respective plans.

The vesting period of the outstanding options and RSUs is generally between 1 to 4 years from date of grant. The vesting period of PSUs is generally 3 years from date of grant. The rights of ordinary shares obtained from the exercise of options, RSUs or PSUs are identical to those of other ordinary shares of the Company. The contractual term of these options is primarily for ten years.

Status of options

A summary of the status of the options granted by Teva as of December 31, 2022, 2021 and 2020, and changes during the years ended on those dates, is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Year ended December 31,					
	2022		**2021**		**2020**	
	Number (in thousands)	**Weighted average exercise price**	**Number (in thousands)**	**Weighted average exercise price**	**Number (in thousands)**	**Weighted average exercise price**
Balance outstanding at beginning of year	29,015	$36.96	35,234	$37.27	40,064	$37.90
Changes during the year:						
Forfeited	(2,378)	33.77	(3,644)	36.09	(3,610)	40.24
Expired	(2,518)	41.26	(2,575)	42.40	(1,220)	49.35
Balance outstanding at end of year	24,119	36.83	29,015	36.96	35,234	37.27
Balance exercisable at end of year	24,119	36.83	26,989	38.30	28,556	40.56

No options were granted during 2022, 2021 and 2020.

The following table summarizes information as of December 31, 2022 regarding the number of ordinary shares issuable upon vested options:

	Number of ordinary shares issuable upon exercise of vested options		
Range of exercise prices	**Balance at end of period (in thousands)**	**Weighted average exercise price**	**Weighted average remaining life**
	Number of shares	**$**	**Years**
Lower than $15.01	592	11.40	4.84
$15.01 - $25.00	7,781	18.96	5.13
$25.01 - $35.00	5,712	34.61	4.16
$35.01 - $45.00	509	38.13	0.57
$45.01 - $55.00	5,906	51.30	2.36
$55.01 - $65.00	3,619	59.10	2.33
Total	24,119	36.83	3.70

The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's closing stock price of $9.12 on December 31, 2022, less the weighted average exercise price in each range. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date. As of December 31, 2022, there were no exercisable options that were in-the-money.

No options were exercised during 2022, 2021 and 2020.

Status of non-vested RSUs and PSUs

The following table summarizes information about the number of RSUs and PSUs granted and outstanding:

	Year ended December 31,					
	2022		**2021**		**2020**	
	Number (in thousands)	**Weighted average grant date fair value**	**Number (in thousands)**	**Weighted average grant date fair value**	**Number (in thousands)**	**Weighted average grant date fair value**
Balance outstanding at beginning of year	24,412	$11.58	20,720	$13.81	15,977	$16.49
Granted	18,755	7.42	12,748	10.42	10,848	11.42
Vested	(7,571)	13.02	(6,818)	15.60	(4,324)	19.49
Forfeited	(3,293)	9.81	(2,238)	12.18	(1,781)	18.18
Balance outstanding at end of year	32,302	9.11	24,412	11.58	20,720	13.81

The Company expenses compensation costs are based on the grant-date fair value. For the years ended December 31, 2022, 2021 and 2020, the Company recorded stock-based compensation costs as follows:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Employee stock options	$ 2	$ 16	$ 30
RSUs and PSUs	122	103	99
Total stock-based compensation expense	124	119	129
Tax effect on stock-based compensation expense	9	12	14
Net effect	$115	$107	$115

As of December 31, 2022, the total unrecognized compensation cost before tax on RSUs/PSUs amounted to $181 million. The cost is expected to be recognized over a weighted average period of approximately 2.5 years. There were no unrecognized compensation costs related to employee stock options.

c.   Dividends

Teva has not paid dividends on Teva ordinary shares or ADSs since December 2017.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
Notes to Consolidated Financial Statements—(Continued)

d. Accumulated other comprehensive loss

The components of accumulated other comprehensive loss attributable to Teva are presented in the table below:

| | Net Unrealized Gains/(Losses) | | Benefit Plans | |
	Foreign currency translation adjustments	Derivative financial instruments	Actuarial gains/(losses) and prior service (costs)/credits	Total
	(U.S. $ in millions)			
Balance as of January 1, 2020	$(1,794)	(420)	(98)	(2,312)
Other comprehensive income/(loss) before reclassifications ...	(190)	22	(7)	(175)
Amounts reclassified to the statements of income	—	35	(12)	23
Net other comprehensive income/(loss) before tax	(190)	57	(19)	(152)
Corresponding income tax	65	—	1	66
Net other comprehensive income/(loss) after tax*	(125)	57	(18)	(86)
Balance as of December 31, 2020	(1,919)	(363)	(117)	(2,399)
Other comprehensive income/(loss) before reclassifications ...	(386)	—	18	(368)
Amounts reclassified to the statements of income	—	39	18	57
Net other comprehensive income/(loss) before tax	(386)	39	36	(311)
Corresponding income tax	31	—	(4)	27
Net other comprehensive income/(loss) after tax*	(355)	39	32	(284)
Balance as of December 31, 2021	(2,274)	(324)	(85)	(2,683)
Other comprehensive income/(loss) before reclassifications ...	(223)	—	40	(183)
Amounts reclassified to the statements of income	—	29	27	56
Net other comprehensive income/(loss) before tax	(223)	29	67	(127)
Corresponding income tax	(17)	—	(10)	(27)
Net other comprehensive income/(loss) after tax*	(240)	29	57	(154)
Balance as of December 31, 2022	$(2,514)	$(295)	$ (28)	$(2,838)

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* Amounts do not include foreign currency translation adjustments attributable to non-controlling interests of $116 million loss in 2022, $107 million loss in 2021 and $56 million gain in 2020.

NOTE 15—Other assets impairments, restructuring and other items:

| | Year ended December 31, | | |
	2022	2021	2020
	(U.S. $ in millions)		
Impairment of long-lived tangible assets (1)	$ 47	$160	$416
Contingent consideration (see note 20)	163	7	(81)
Restructuring	146	133	120
Other	57	41	24
Total	$414	$341	$479

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(1) Including impairments related to exit and disposal activities.

Impairments

Impairments of tangible assets for the years ended December 31, 2022, 2021 and 2020 were $47 million, $160 million and $416 million, respectively. The impairment for the year ended December 31, 2022 was mainly related to certain assets in North America. The impairment for the year ended December 31, 2021 was mainly related to certain assets in Europe and North America. The impairment for the year ended December 31, 2020 was mainly related to the sale of certain assets from Teva's business venture in Japan, which was completed on February 1, 2021, as well as plant rationalization.

Teva may record additional impairments in the future, to the extent it changes its plans on any given asset and/or the assumptions underlying such plans, as a result of its network consolidation activities.

Contingent consideration

In 2022, Teva recorded an expense of $163 million for contingent consideration, compared to an expense of $7 million in 2021 and an income of $81 million in 2020, respectively. The expense in 2022 was mainly related to changes in the estimated future royalty payments to Allergan in connection with lenalidomide (generic equivalent of Revlimid®). The income in 2020 was mainly related to a change in the estimated future royalty payments to Allergan in connection with lenalidomide (generic equivalent of Revlimid®), which was part of the Actavis Generics acquisition, partially offset by the change in the estimated future royalty payments to Eagle in connection with expected future bendamustine sales.

Restructuring

In 2022, Teva recorded $146 million of restructuring expenses, compared to $133 million in 2021 and $120 million in 2020. The expenses in 2022 were primarily related to network consolidation activities. The expenses in 2021 and 2020 were primarily related to network consolidation activities and residual expenses of the restructuring plan announced in 2017.

The following tables provide the components of restructuring costs:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Restructuring			
Employee termination	$117	$117	$ 71
Other	29	16	49
Total	$146	$133	$120

The following table provides the components of and changes in the Company's restructuring accruals:

	Employee termination costs	Other	Total
	(U.S. $ in millions)		
Balance as of January 1, 2020	$(208)	$ (7)	$(215)
Provision	(71)	(49)	(120)
Utilization and other*	164	49	213
Balance as of January 1, 2021	$(115)	$ (7)	$(122)
Provision	(117)	(16)	(133)
Utilization and other*	101	16	117
Balance as of December 31, 2021	$(131)	$ (7)	$(138)
Provision	(117)	(29)	(146)
Utilization and other*	136	29	165
Balance as of December 31, 2022	$(112)	(7)	(119)

_____

*   Includes adjustments for foreign currency translation.

Significant regulatory and other events

In July 2018, Teva announced the voluntary recall of valsartan and certain combination valsartan medicines in various countries due to the detection of trace amounts of a previously unknown nitrosamine impurity called NDMA found in valsartan API supplied by Zhejiang Huahai Pharmaceuticals Co. Ltd. ("Huahai"). Since July 2018, Teva has been actively engaged with global regulatory authorities in reviewing its sartan and other products to determine whether NDMA and/or other related nitrosamine impurities are present in specific products. Where necessary, Teva has initiated additional voluntary recalls. In December 2019, Teva reached a settlement with Huahai resolving Teva's claims related to certain sartan API supplied by Huahai. Under the settlement agreement, Huahai agreed to compensate Teva for some of its direct losses and provide it with prospective cost reductions for API. The settlement does not release Huahai from liability for any losses Teva may incur as a result of third party personal injury or product liability claims relating to the sartan API at issue. In addition, multiple lawsuits have been filed in connection with this matter, which may lead to additional customer penalties, impairments and litigation costs. See note 12b for further discussion.

In the second quarter of 2020, Teva's operations in its manufacturing facilities in Goa, India were temporarily suspended due to a water supply issue. During the second half of 2020, Teva completed partial remediation of this issue and restarted limited supply from its Goa facilities. The site experienced some additional delays in the first quarter of 2021 due to labor related issues, but the situation stabilized during the second quarter of 2021. The water supply remediation was completed in December 2022, and since then, the site is operating with an upgraded water system. The impact on Teva's financial results for the year ended December 31, 2022 was immaterial.

In June 2021, the Company temporarily paused manufacturing at its Irvine, California facility in the United States, and suspended release of product from the facility pending completion of an open manufacturing investigation. In July 2021, the FDA initiated an establishment inspection at the facility. On August 18, 2021, the Company issued field alert reports to the FDA for products manufactured at the Irvine facility and put Irvine-manufactured products in Teva's distribution center on hold. On August 20, 2021, the FDA completed its inspection and issued a Form FDA-483 to the Irvine facility with ten observations and, on December 17, 2021, the FDA notified the Company that the inspection classification of this site is "Official Action Indicated" ("OAI"). Teva began working diligently to address the FDA's concerns in a manner consistent with current good manufacturing practice ("CGMP") requirements, and was in discussions with the FDA Drug Shortage Staff ("DSS") and FDA Office of Manufacturing Quality ("OMQ") to recommence the distribution, release and manufacture of certain medically necessary products from the site under defined controls and protocols.

On March 22, 2022, the Company announced its decision to permanently cease all manufacturing activities and to close the site, and to transfer certain products to other facilities. Teva will remain in contact with FDA regarding the status of Irvine, California site to ensure that the Company continues to comply with all relevant CGMP requirements, particularly those involved with product transfers to other sites within the Teva network.

Teva has considered these developments and, during the year ended December 31, 2022, recorded $98 million costs in its financial statements related to this matter. In December 2022, Teva sold its Irvine, California site.

NOTE 16—Other income:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Gain on divestitures, net of divestitures related costs (1)	$ 46	51	8
Section 8 and similar payments (2)	13	19	—
Gain (loss) on sale of assets	18	7	11
Other, net (3)	31	22	20
Total other income	$107	$98	$ 40

(1) In 2022, mainly related to the divestment of several activities in North America and International Markets. In 2021, mainly due to capital gains related to the sale of certain OTC assets. In 2020, mainly related to the divestment of several activities in International Markets.
(2) Section 8 of the Patented Medicines (Notice of Compliance) Regulation relates to recoveries of lost revenue related to patent infringement proceedings in Canada.
(3) In 2022, mainly the result of settlement proceeds related to the International Markets segment.

NOTE 17—Financial expenses, net:

	Year ended December, 31		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Interest expenses and other bank charges	930	891	901
(Income) loss from investments (1)	(10)	90	(104)
Foreign exchange (gains) losses, net	(16)	7	(26)
Other, net (2)	61	71	62
Total finance expense, net	$966	$1,058	$ 834

(1) (Income) loss from investments in 2021 and 2020 comprised mainly of revaluation gains and loss of Teva's investment in American Well Corporation ("American Well").
(2) Amortization of issuance costs and terminated derivative instruments.

NOTE 18—Earnings (loss) per share:

The net income (loss) attributable to Teva and the weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year ended December, 31		
	2022	**2021**	**2020**
	(U.S. $ in millions, except share data)		
Net income (loss) used for the computation of basic and diluted earnings (loss) per share	(2,353)	$ 417	$(3,990)
Weighted average number of shares used in the computation of basic earnings (loss) per share	1,110	1,102	1,095
Weighted average number of shares used in the computation of diluted earnings (loss) per share	1,110	1,107	1,095

Basic earnings (loss) per share are computed by dividing net income (loss) attributable to Teva's ordinary shareholders by the weighted average number of ordinary shares outstanding (including fully vested RSUs and PSUs during the period), net of treasury shares.

In computing diluted loss per share for the year ended December 31, 2022, no account was taken of the potential dilution that could occur upon the exercise of options and non-vested RSUs and PSUs granted under employee stock compensation plans, and convertible senior debentures, since they had an anti-dilutive effect on loss per share.

In computing diluted earnings per share for the year ended December 31, 2021, basic earnings per share were adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs and PSUs granted under employee stock compensation plans, amounting to 5 million weighted average shares, using the treasury stock method. No account was taken of the potential dilution by the convertible senior debentures, since they had an anti-dilutive effect on earnings per share.

In computing diluted loss per share for the year ended December 31, 2020, no account was taken of the potential dilution that could occur upon the exercise of options and non-vested RSUs and PSUs granted under employee stock compensation plans, and convertible senior debentures, since they had an anti-dilutive effect on loss per share.

Basic and diluted loss per share was $2.12 for the year ended December 31, 2022, compared to basic and diluted earnings per share of $0.38 for the year ended December 31, 2021 and basic and diluted loss per share of $3.64 for the year ended December 31, 2020, respectively.

NOTE 19—Segments:

Teva operates its business and reports its financial results in three segments:

(a) North America segment, which includes the United States and Canada.

(b) Europe segment, which includes the European Union, the United Kingdom and certain other European countries.

(c)   International Markets segment, which includes all countries other than those in the North America and Europe segments.

In addition to these three segments, Teva has other sources of revenues included in other activities, primarily the sale of APIs to third parties, certain contract manufacturing services and an out-licensing platform offering a portfolio of products to other pharmaceutical companies through its affiliate Medis.

Teva's Chief Executive Officer ("CEO"), who is the chief operating decision maker ("CODM"), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the three identified reportable segments, namely North America, Europe and International Markets, to make decisions about resources to be allocated to the segments and assess their performance.

Segment profit is comprised of gross profit for the segment less R&D expenses, S&M expenses, G&A expenses and other income related to the segment. Segment profit does not include amortization and certain other items.

Teva manages its assets on a company basis, not by segments, as many of its assets are shared or commingled. Teva's CODM does not regularly review asset information by reportable segment and, therefore, Teva does not report asset information by reportable segment.

Teva's CEO may review its strategy and organizational structure. Any changes in strategy may lead to a reevaluation of the Company's segments and goodwill allocation to reporting units, as well as fair value attributable to its reporting units. See note 7.

a.   **Segment information:**

	Year ended December 31,		
	2022		
	North America	**Europe**	**International Markets**
	(U.S. $ in millions)		
Revenues	$7,452	$4,525	$1,903
Gross profit	3,926	2,700	1,033
R&D expenses	532	213	72
S&M expenses	941	748	405
G&A expenses	474	246	119
Other income	(15)	(3)	(43)
Segment profit	$1,993	$1,496	$ 479

	Year ended December 31,		
	2021		
	North America	**Europe**	**International Markets**
	(U.S. $ in millions)		
Revenues	$7,809	$4,886	$2,032
Gross profit	4,226	2,823	1,118
R&D expenses	618	244	68
S&M expenses	988	846	417
G&A expenses	427	244	109
Other income	(31)	(5)	(5)
Segment profit	$2,224	$1,494	$ 529

	Year ended December 31,		
	2020		
	North America	**Europe**	**International Markets**
	(U.S. $ in millions)		
Revenues	$8,447	$4,757	$2,154
Gross profit	4,489	2,666	1,096
R&D expenses	622	247	70
S&M expenses	1,013	830	427
G&A expenses	443	261	136
Other income	(10)	(3)	(11)
Segment profit	$2,421	$1,331	$ 474

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
North America profit	$ 1,993	$2,224	$ 2,421
Europe profit	1,496	1,494	1,331
International Markets profit	479	529	474
Total reportable segments profit	3,968	4,246	4,225
Profit of other activities	172	154	163
Total segments profit	4,140	4,401	4,388
Amounts not allocated to segments:			
Amortization	732	802	1,020
Other assets impairments, restructuring and other items	414	341	479
Goodwill impairment	2,045	—	4,628
Intangible asset impairments	355	424	1,502
Legal settlements and loss contingencies	2,082	717	60
Other unallocated amounts	610	402	271
Consolidated operating income (loss)	(2,099)	1,716	(3,572)
Financial expenses, net	966	1,058	834
Consolidated income (loss) before income taxes	$(3,065)	$ 658	$(4,406)

b.   Segment revenues by major products and activities:

The following tables present revenues by major products and activities for each segment for the year ended December 31, 2022, 2021 and 2020:

North America segment:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Generic products	$3,549	$3,769	$4,010
AJOVY	218	176	134
AUSTEDO	963	802	637
BENDEKA and TREANDA	316	385	415
COPAXONE	387	577	884
Anda	1,471	1,323	1,462
Other	549	777	905
Total	$7,452	$7,809	$8,447

Europe segment:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Generic products	$3,466	$3,569	$3,513
AJOVY	124	87	31
COPAXONE	268	391	400
Respiratory products	273	356	353
Other	393	483	459
Total	$4,525	$4,886	$4,757

International Markets segment:

	Year ended December 31,		
	2022	**2021**	**2020**
	(U.S. $ in millions)		
Generic products	$1,586	$1,649	$1,792
AJOVY	35	50	18
COPAXONE	36	37	53
Other	246	295	291
Total	$1,903	$2,032	$2,154

Revenues are attributable to countries based on sales to third parties in such countries. Revenues within the United States constituted 47%, 46% and 48% of Teva's consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Revenues within the Company's country of domicile (Israel) constituted 2%, 2% and 2% of Teva's consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

c.   **Supplemental data—major customers:**

The following table represents the percentage of consolidated third party net sales to Teva's major customers during the years ended December 31, 2022, 2021 and 2020.

	Percentage of Third Party Net Sales		
	2022	**2021**	**2020**
McKesson Corporation	10%	11%	12%
AmerisourceBergen Corporation	10%	11%	12%

Most of Teva's revenues from these customers were in the North America segment.

d.   **Property, plant and equipment—by geographical location were as follows:**

	December 31,	
	2022	**2021**
	(U.S. $ in millions)	
Israel	$1,401	$1,543
Germany	1,143	1,045
United States	625	692
Croatia	445	481
Czech republic	318	324
Hungary	294	321
Ireland	268	269
Other	1,245	1,307
Total property, plant and equipment	$5,739	$5,982

NOTE 20—Fair value measurement:

Financial items carried at fair value as of December 31, 2022 and 2021 are classified in the tables below in one of the three categories described in note 1f:

	December 31, 2022			
	Level 1	**Level 2**	**Level 3**	**Total**
	(U.S. $ in millions)			
Cash and cash equivalents:				
Money markets	$1,222	—	—	$1,222
Cash, deposits and other	1,579	—	—	1,579
Investment in securities:				
Equity securities	9	—	—	9
Other	5	—	1	6
Restricted cash	33	—	—	33
Derivatives:				
Asset derivatives: Options and forward contracts	—	29	—	29
Liabilities derivatives:				—
Options and forward contracts	—	(101)	—	(101)
Bifurcated embedded derivatives	—	—	§	—
Contingent consideration*	—	—	(153)	(153)
Total	$2,848	$ (73)	$(152)	$2,624

§   Represents an amount less than 0.5 million
*   Contingent consideration represents liabilities recorded at fair value in connection with acquisitions..

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
		(U.S. $ in millions)		
Cash and cash equivalents:				
Money markets	$ 220	—	—	$ 220
Cash, deposits and other	1,945	—	—	1,945
Investment in securities:				
Equity securities	18	—	—	18
Other	6	—	1	7
Restricted cash	33	—	—	33
Derivatives:				
Asset derivatives:				
Options and forward contracts	—	30	—	30
Liability derivatives:				
Options and forward contracts	—	(23)	—	(23)
Bifurcated embedded derivatives	—	—	§	—
Contingent consideration*	—	—	(176)	(176)
Total	$2,222	$ 7	$(175)	$2,054

§   Represents an amount less than $0.5 million.
*   Contingent consideration represents liabilities recorded at fair value in connection with acquisitions.

Teva determined the fair value of the liabilities for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success of product candidates, including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the United States and Europe, and the risk adjusted discount rate for fair value measurement. A probability of success factor ranging from 90% to 100% was used in the fair value calculation to reflect inherent regulatory and commercial risk of the contingent payments and IPR&D. The discount rate applied ranged from 8.5% to 11%. The weighted average discount rate, calculated based on the relative fair value of Teva's contingent consideration liabilities, was 8.9%. The contingent consideration is evaluated quarterly, or more frequently, if circumstances dictate. Changes in the fair value of contingent consideration are recorded in consolidated statements of income. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liabilities.

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs.

	December 31, 2022	December 31, 2021
	(U.S. $ in millions)	
Fair value at the beginning of the period	$(175)	$(258)
Redemption of debt securities	—	(9)
Bifurcated embedded derivatives	§	§
Adjustments to provisions for contingent consideration:		
Actavis Generics transaction	(142)	15
Eagle transaction	(21)	(23)
Settlement of contingent consideration:		
Actavis Generics transaction	109	100
Eagle transaction	88	—
Additional contingent consideration resulting from Novetide acquisition*	(11)	—
Fair value at the end of the period	$(152)	$(175)

§   Represents an amount less than 0.5 million.
*   In January 2022, Teva acquired 100% ownership of Novetide Ltd. ("Novetide"), which was previously accounted for as "investment in associated companies". This transaction was accounted for as a business combination. Total consideration for the transaction included cash and certain contingent royalty payments through 2034. As part of the transaction, Teva recognized a gain under "Share in (profits) losses of associated companies, net", reflecting the difference between the book value of its investment in Novetide and its fair value as of the date Teva completed its acquisition.

Teva's financial instruments consist mainly of cash and cash equivalents, investments in securities, current and non-current receivables, short-term credit, accounts payable and accruals, loans, senior notes and sustainability-linked senior notes, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value consist of senior notes, sustainability-linked senior notes and convertible senior debentures (see note 9), and are presented in the below table in terms of fair value:

	Estimated fair value*	
	December 31,	
	2022	2021
	(U.S. $ in millions)	
Senior notes and sustainability-linked senior notes included under senior notes and loans	$16,694	$21,477
Senior notes and convertible senior debentures included under short-term debt	2,075	1,426
Total	$18,769	$22,903

*   The fair value was estimated based on quoted market prices.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
Notes to Consolidated Financial Statements—(Continued)

NOTE 21—Long-term employee-related obligations:

a.   Long-term employee-related obligations consisted of the following:

	December 31,	
	2022	**2021**
	(U.S. $ in millions)	
Accrued severance obligations	$ 74	$ 83
Defined benefit plans	58	142
Total	$132	$225

As of December 31, 2022 and 2021, Teva had $79 million and $97 million, respectively, deposited in funds managed by financial institutions and earmarked by management to cover severance pay liability. Such deposits are not considered to be "plan assets" and are therefore included in other non-current assets.

Most of the change resulted from actuarial updates, as well as from exiting from several defined benefit plans in several countries.

The Company expects to expense an approximate contribution of $111 million in 2023 to pension funds and insurance companies in connection with its severance and pension pay obligations.

The main terms of the different arrangements with employees are described in below.

b.   Terms of arrangements:

Israel

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Parent Company and its Israeli subsidiaries make ongoing deposits into employee pension plans to fund their severance liabilities. Generally, employees that joined the Company after 2005, have signed an arrangement, pursuant to which such deposits are made in lieu of the Company's severance liability. Therefore, no obligation is provided for in the financial statements. Severance pay liabilities with respect to employees who were employed by the Parent Company and its Israeli subsidiaries prior to that date, as well as employees who have special contractual arrangements, are provided for in the financial statements based upon the number of years of service and the latest monthly salary of such employees.

Europe

Many of the employees in the Company's European subsidiaries are entitled to a retirement grant when they leave the Company. In the consolidated financial statements, the liability of the European subsidiaries is accrued, based on the length of service and remuneration of each employee at the balance sheet date. Other employees in Europe are entitled to a pension according to a defined benefit scheme providing benefits based on final or average pensionable pay or according to a hybrid pension scheme that provides retirement benefits on a defined benefit and a defined contribution basis. Independent certified actuaries value these schemes and determine the rates of contribution payable. Pension costs for the defined benefit section of the scheme are accounted for on the basis of charging the expected cost of providing pensions over the period during which the subsidiaries benefit from the employees' services. The Company uses December 31 as the measurement date for defined benefit plans.

167

North America

The Company's North American subsidiaries mainly provide various defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specified percentages of pay. Additionally, a multi-employer plan is maintained in accordance with various union agreements.

Latin America

The majority of the employees in Latin America are entitled to severance under local law. The severance payments are calculated based on service term and employee remuneration, and accruals are maintained to reflect these amounts. In some Latin American countries, it is Teva's practice to offer retirement health benefits to qualifying employees. Based on the specific plan requirements, benefits accruals are maintained to reflect the estimated amounts or adjusted if future plans are modified.

The Company expects to pay the following future minimum benefits to its employees: $14 million in 2023; $12 million in 2024; $12 million in 2025; $13 million in 2026; $13 million in 2027; and $76 million in the aggregate between 2028 to 2032. These amounts do not include amounts that may be paid to employees who cease working with the Company before their normal retirement age.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Three Years Ended December 31, 2022
(U.S. $ in millions)

Column A	Column B	Column C		Column D	Column E
	Balance at beginning of period	**Charged to costs and expenses**	**Charged to other accounts**	**Deductions**	**Balance at end of period**
Allowance for doubtful accounts:					
Year ended December 31, 2022	164	8	(2)	(8)	162
Year ended December 31, 2021	$ 200	$ (8)	$—	$ (28)	$ 164
Year ended December 31, 2020	$ 209	$(11)	$ 2	$ —	$ 200
Allowance in respect of carryforward tax losses and deductions that may not be utilized:					
Year ended December 31, 2022	$2,723	$443	$—	$ (93)	$3,072
Year ended December 31, 2021	$2,547	$336	$—	$(160)	$2,723
Year ended December 31, 2020	$1,974	$670	$—	$ (97)	$2,547

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Teva maintains "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to provide reasonable assurance that information required to be disclosed in Teva's reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Teva's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective.

After evaluating the effectiveness of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, Teva's disclosure controls and procedures were effective at the reasonable assurance level.

Report of Teva Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Teva's internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2022, Teva's internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2022 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited ("PwC"), as stated in their report which is included under "Item 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2022, there were no changes in internal control over financial reporting that materially affected or are reasonably likely to materially affect Teva's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Revolving Credit Agreement Amendment

On April 29, 2022, Teva and certain of its subsidiaries entered into a $1.8 billion senior unsecured sustainability-linked revolving credit agreement (the "Revolving Credit Agreement") with a syndicate of banks, arranged by Bank of America Europe Designated Activity Company, as Documentation Agent and Sustainability Coordinator, Bank of America Europe DAC, BNP Paribas, Citibank, N.A., Goldman Sachs Bank USA, HSBC Bank Plc, Intesa San Paolo S.P.A, J.P. Morgan S.E., Mizuho Bank, LTD. and PNC Bank, National Association, as Bookrunners and Mandated Lead Arrangers, and Bank of America, N.A., as Administrative Agent and Bank of America Europe Designated Activity Company, as Sustainability Coordinator.

On February 6, 2023, Teva and certain of its subsidiaries entered into an Amendment to the Revolving Credit Agreement (the "Revolving Credit Agreement Amendment") with Bank of America, N.A., as administrative agent, and the Required Lenders (as defined in the Revolving Credit Agreement). The terms of the Revolving Credit Agreement were amended to update the Company's maximum leverage ratio under the Revolving Credit Agreement for certain periods. Under the terms of the Revolving Credit Agreement, as amended, the Company's leverage ratio shall not exceed 4.25x in the fourth quarter of 2022 and in the first, second and third quarters of 2023, 4.00x in the fourth quarter of 2023 and in the first, second and third quarters of 2024, and 3.50x in the fourth quarter of 2024 and onwards.

The foregoing description of the Revolving Credit Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Revolving Credit Agreement Amendment, which is filed as Exhibit 10.3 hereto and is incorporated herein by reference.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Reference is made to Teva's 2023 Proxy Statement, which will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2022, with respect to Teva's directors, executive officers and corporate governance, which is incorporated herein by reference and made a part hereof in response to the information required by Item 10.

ITEM 11. EXECUTIVE COMPENSATION

Reference is made to Teva's 2023 Proxy Statement, which will be filed no later than 120 days after the close of Teva's fiscal year ended December 31, 2022, with respect to Teva's executive compensation, which is incorporated herein by reference and made a part hereof in response to the information required by Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Reference is made to Teva's 2023 Proxy Statement, which will be filed no later than 120 days after the close of Teva's fiscal year ended December 31, 2022, with respect to the security ownership of certain beneficial owners and management and related stockholder matters of Teva, which is incorporated herein by reference and made a part hereof in response to the information required by Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Reference is made to Teva's 2023 Proxy Statement, which will be filed no later than 120 days after the close of Teva's fiscal year ended December 31, 2022, with respect to certain relationships and related transactions, and director independence of Teva, which is incorporated herein by reference and made a part hereof in response to the information required by Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Reference is made to Teva's 2023 Proxy Statement, which will be filed no later than 120 days after the close of Teva's fiscal year ended December 31, 2022, with respect to principal accountant fees and services provided to Teva, which is incorporated herein by reference and made a part hereof in response to the information required by Item 14.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The following financial statements are filed as part of this Annual Report on Form 10-K:

Exhibits

(b) The information called for by this Item is incorporated herein by reference to the Exhibit Index in this Form 10-K.

3.1   Memorandum of Association (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1(Reg. No. 33-15736)) (1)

3.2   Amendment to Memorandum of Association (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the SEC on December 14, 2018) (1)

3.3   Articles of Association (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the SEC on June 23, 2022)

4.1   Second Amended and Restated Deposit Agreement, dated as of December 4, 2018, among Teva Pharmaceutical Industries Limited, Citibank, N.A., as depositary, and the holders from time to time of shares (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on December 4, 2018)

4.2   Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on January 31, 2006)

4.3   First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee, including the form of 0.25% Convertible Senior Debentures due 2026 (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the SEC on January 31, 2006)

4.4   Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee, including the form of 6.150% Senior Notes due 2036 (incorporated by reference to Exhibit 4.3 to Form 6-K filed with the SEC on January 31, 2006)

4.5   Third Supplemental Senior Indenture, dated as of March 16, 2010, by and among Teva Pharmaceutical Finance Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York, as trustee, relating to Teva's 0.25% Convertible Senior Debentures due 2026 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on May 4, 2010)

4.6   Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance IV, B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee, including the form of 2.950% Senior Notes due 2022 (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the SEC on December 18, 2012)

4.7   Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Form 6-K filed with the SEC on November 10, 2011)

4.8   Senior Indenture, dated as of March 31, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on March 31, 2015)

4.9   Supplemental Senior Indenture, dated as of March 31, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V., The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London branch, as principal paying agent, including the form of 1.250% Senior Notes due 2023 and the form of 1.875% Senior Notes due 2027 (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the SEC on March 31, 2015)

4.10   Second Supplemental Senior Indenture, dated as of July 25, 2016, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands II B.V., The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London branch, as principal paying agent, including the form of 1.125% Senior Notes due 2024 and the form of 1.625% Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the SEC on July 25, 2016)

4.11   Senior Indenture, dated as of July 21, 2016, by and among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on July 21, 2016)

4.12   First Supplemental Senior Indenture, dated as of July 21, 2016, by and among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee, including the form of 2.200% Senior Notes due 2021, the form of 2.800% Senior Notes due 2023, the form of 3.150% Senior Notes due 2026 and the form of 4.100% Senior Notes due 2046 (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the SEC on July 21, 2016)

4.13   Permanent Global Certificate, dated as of July 28, 2016, and the Terms of the CHF 350,000,000 0.500 per cent Notes due 2022 (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the SEC on July 28, 2016)

4.14   Permanent Global Certificate, dated as of July 28, 2016, and the Terms of the CHF 350,000,000 1.000 per cent Notes due 2025 (incorporated by reference to Exhibit 4.3 to Form 6-K filed with the SEC on July 28, 2016)

4.15   Guarantee, dated as of July 28, 2016, by Teva Pharmaceutical Industries Limited (relating to the 2022 Notes) (incorporated by reference to Exhibit 4.5 to Form 6-K filed with the SEC on July 28, 2016)

4.16   Guarantee, dated as of July 28, 2016, by Teva Pharmaceutical Industries Limited (relating to the 2025 Notes) (incorporated by reference to Exhibit 4.6 to Form 6-K filed with the SEC on July 28, 2016)

4.17   Senior Indenture, dated as of March 14, 2018, by and among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and the Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on March 14, 2018)

4.18   First Supplemental Senior Indenture, dated as of March 14, 2018, by and among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and the Bank of New York Mellon, as trustee, including the form of 6.000% Senior Notes due 2024 and the form of 6.750% Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on March 14, 2018)

4.19   Senior Indenture, dated as of March 14, 2018, by and among Teva Pharmaceutical Finance Netherlands II B.V., Teva Pharmaceutical Industries Limited and the Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Current Report on Form 8-K filed with the SEC on March 14, 2018)

4.20   First Supplemental Senior Indenture, dated as of March 14, 2018, by and among Teva Pharmaceutical Finance Netherlands II B.V., Teva Pharmaceutical Industries Limited and the Bank of New York Mellon, as trustee, including the form of 4.500% Senior Notes due 2025 (incorporated by reference to Exhibit 4.6 to Current Report on Form 8-K filed with the SEC on March 14, 2018)

4.21   Second Supplemental Senior Indenture, dated as of November 25, 2019, among Teva Pharmaceutical Finance Netherlands II B.V., Teva Pharmaceutical Industries Limited, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent, including the form of the 6.000% Senior Notes due 2025 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on November 25, 2019)

4.22   Second Supplemental Senior Indenture, dated as of November 25, 2019, among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee, including the form of the 7.125% Senior Notes due 2025 (incorporated by reference to Exhibit 4.6 to Current Report on Form 8-K filed with the SEC on November 25, 2019)

4.23   Third Supplemental Senior Indenture, dated as of November 9, 2021, among Teva Pharmaceutical Finance Netherlands II B.V., Teva Pharmaceutical Industries Limited, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent, including the form of 3.750% Sustainability-Linked Senior Notes due 2027 and the form of 4.375% Sustainability-Linked Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on November 10, 2021)

4.24   Third Supplemental Senior Indenture, dated as of November 9, 2021, among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, as trustee, including the form of 4.750% Sustainability-Linked Senior Notes due 2027 and the form of 5.125% Sustainability-Linked Senior Notes due 2029 (incorporated by reference to Exhibit 4.6 to Current Report on Form 8-K filed with the SEC on November 10, 2021)

4.25   Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.33 to Annual Report on Form 10-K filed with the SEC on February 21, 2020)

4.26   Other long-term debt instruments: The registrant hereby undertakes to provide the Securities and Exchange Commission with copies upon request.

10.1   Senior Unsecured Revolving Credit Agreement, dated as of April 8, 2019, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Finance Netherlands II B.V., Bank of America, N.A. and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on April 10, 2019)

10.2   Senior Unsecured Sustainability-Linked Revolving Credit Agreement, dated as of April 29, 2022, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Pharmaceutical Finance Netherlands II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as borrowers, Bank of America, N.A., as administrative agent, Bank of America Europe Designated Activity Company, as sustainability coordinator and documentation agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 8-K filed with the SEC on May 3, 2022)

10.3   Amendment to Senior Unsecured Sustainability-Linked Revolving Credit Agreement, dated as of February 6, 2023, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Pharmaceutical Finance Netherlands II B.V. and Teva Pharmaceutical Finance Netherlands III B.V., as borrowers, Bank of America, N.A. and the certain other lenders party thereto *

10.4	Employment Agreement, dated September 7, 2017, between Teva Pharmaceutical Industries Limited and Kåre Schultz (incorporated by reference to Exhibit 10.20 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.5	Amendment No. 1 to Employment Agreement, dated as of June 9, 2020, between Teva Pharmaceutical Industries Limited and Kåre Schultz (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on June 9, 2020)
10.6	Employment Agreement, dated November 21, 2022, between Teva Pharmaceutical Industries Limited and Richard D. Francis *
10.7	Letter Agreement, dated November 21, 2022, between Teva Pharmaceutical Industries Limited and Kåre Schultz *
10.8	Employment Agreement, dated as of March 12, 2020, between Teva Pharmaceutical Industries Limited and Eric Drapé (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K filed with the SEC on February 10, 2021)
10.9	Employment Agreement, dated as of November 6, 2019, between Teva Pharmaceutical Industries Limited and Eli Kalif (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed with the SEC on February 21, 2020)
10.10	Amendment to Employment Agreement between Teva Pharmaceutical Industries Limited and Eli Kalif, dated as of February 6, 2020 (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K filed with the SEC on February 21, 2020)
10.11	Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan (incorporated by reference to Exhibit A to Proxy Statement filed with the SEC on June 8, 2017)
10.12	Teva Pharmaceuticals USA, Inc. Supplemental Deferred Compensation Plan (incorporated by reference to Exhibit 10.49 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.13	Teva Pharmaceuticals USA, Inc. Defined Contribution Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.50 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.14	Form of Indemnification and Release Agreement (incorporated by reference to Exhibit 10.51 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.15	Form of Director Award Agreement (incorporated by reference to Exhibit 10.52 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.16	Kåre Schultz Award Agreement under the Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan applicable to November 3, 2017 grant (incorporated by reference to Exhibit 10.54 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.17	Form Award Agreement under the Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan applicable to selected 2017 grants made to Mark Sabag, Eric Drapé and Kåre Schultz (incorporated by reference to Exhibit 10.60 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.18	Teva Pharmaceutical Industries Limited 2020 Long-Term Equity-Based Incentive Plan (incorporated by reference to Exhibit Appendix A to our Definitive Proxy Statement filed with the SEC on April 22, 2020)
10.19	Form Award Agreement under the Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan applicable to selected 2018 grants made to Kåre Schultz, Mark Sabag, Eric Drapé and Sven Dethlefs (incorporated by reference to Exhibit 10.63 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.20	Form Bonus Letter Agreement (incorporated by reference to Exhibit 10.64 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)

10.21	Form Award Agreement under Teva's 2020 Long-Term Equity-Based Incentive Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020)
10.22	Form Award Agreement under the Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan applicable to selected 2017 grants made to Sven Dethlefs (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K filed with the SEC on February 21, 2020)
10.23	Form Award Agreement (RSUs and PSUs) under the Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K filed with the SEC on February 21, 2020)
10.24	Teva Pharmaceutical Industries Limited Israeli Subplan of Teva's 2020 Long-Term Equity-Based Incentive Plan (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020)
10.25	Employment Agreement, dated as of December 22, 2013, between Teva Pharmaceutical Industries Limited and Mark Sabag (incorporated by reference to Exhibit 10.37 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.26	Letter Agreement, dated as of June 2017, between Teva Pharmaceutical Industries Limited and Mark Sabag (incorporated by reference to Exhibit 10.38 to Annual Report on Form 10-K filed with the SEC on February 12, 2018)
10.27	Employment Agreement, dated as of June 5, 2018, between Teva Pharmaceuticals USA, Inc. and Sven Dethlefs (incorporated by reference to Exhibit 10.23 to Annual Report on Form 10-K filed with the SEC on February 9, 2022)
10.28	Amendment to Employment Agreement between Teva Pharmaceuticals USA, Inc. and Sven Dethlefs, dated as of July 18, 2018 (incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed with the SEC on February 9, 2022)
10.29	Appointment Letter, dated as of July 27, 2021, of Mark Sabag (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K filed with the SEC on February 9, 2022)
10.30	Appointment Letter, dated as of July 27, 2021, of Sven Dethlefs (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K filed with the SEC on February 9, 2022)
10.31	Letter Agreement, dated as of December 27, 2022, between Teva Pharmaceutical Industries and Eric Drape *
18	Kesselman & Kesselman Preferability Letter dated August 5, 2020 (incorporated by reference to Exhibit 18 to Quarterly Report on Form 10-Q filed with the SEC on August 5, 2020)
21	Subsidiaries of the Registrant *
23	Consent of Kesselman & Kesselman, independent registered public accountants *
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
101.INS	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)

101.SCH Inline XBRL Taxonomy Extension Schema Document

101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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* Filed herewith.

(1) English translation or summary from Hebrew original, which is the official version.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By: /s/ Richard D. Francis

Name: Richard D. Francis
Title: President and Chief Executive Officer
Dated: February 10, 2023

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each of the undersigned directors and/or officers of Teva Pharmaceutical Industries Limited, a corporation organized under the laws of Israel, hereby constitutes and appoints Richard D. Francis, Eli Kalif, David M. Stark and Amir Weiss, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and deliver with the U.S. Securities and Exchange Commission any and all amendments to this Annual Report on Form 10-K, with all exhibits thereto, and other documents in connection therewith, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Name	Title	Date
By:	/s/ Dr. Sol J. Barer Dr. Sol J. Barer	Chairman of the Board of Directors	February 10, 2023
By:	/s/ Richard D. Francis Richard D. Francis	President and Chief Executive Officer and Director	February 10, 2023
By:	/s/ Eli Kalif Eli Kalif	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 10, 2023
By:	/s/ Amir Weiss Amir Weiss	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	February 10, 2023
By:	/s/ Rosemary A. Crane Rosemary A. Crane	Director	February 10, 2023
By:	/s/ Amir Elstein Amir Elstein	Director	February 10, 2023

	Name	Title	Date
By:	/s/ Jean-Michel Halfon	Director	February 10, 2023
	Jean-Michel Halfon		
By:	/s/ Gerald M. Lieberman	Director	February 10, 2023
	Gerald M. Lieberman		
By:	/s/ Roberto A. Mignone	Director	February 10, 2023
	Roberto A. Mignone		
By:	/s/ Dr. Perry D. Nisen	Director	February 10, 2023
	Dr. Perry D. Nisen		
By:	/s/ Nechemia (Chemi) J. Peres	Director	February 10, 2023
	Nechemia (Chemi) J. Peres		
By:	/s/ Prof. Ronit Satchi-Fainaro	Director	February 10, 2023
	Prof. Ronit Satchi-Fainaro		
By:	/s/ Janet S. Vergis	Director	February 10, 2023
	Janet S. Vergis		
By:	/s/ Dr. Tal Zaks	Director	February 10, 2023
	Dr. Tal Zaks		

Exhibit 21

The following is a list of subsidiaries of the Company as of December 31, 2022, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name of Subsidiary	Jurisdiction of Organization
Actavis Group PTC ehf	Iceland
Actavis International Limited	Malta
Actavis Italy S.p.A	Italy
Actavis Pharma Holding ehf	Iceland
Actavis U.K. Group Ltd.	United Kingdom
Laboratorio Chile, S.A	Chile
Medis ehf	Iceland
Mepha Schweiz AG	Switzerland
Merckle GmbH	Germany
Norton Healthcare Ltd.	United Kingdom
Norton (Waterford) Ltd.	Ireland
Pliva Hrvatska d.o.o.	Croatia
Ratiopharm GmbH	Germany
Teva API B.V.	Netherlands
Teva Canada Limited	Canada
Teva Capital Services Switzerland GmbH	Switzerland
Teva Czech Industries s.r.o	Czech Republic
Teva Health GmbH	Germany
Teva Finance Services II B.V.	Curacao
Teva Italia S.r.l	Italy
Teva Limited Liability Company	Russia
Teva Pharma S.L.U	Spain
Teva Pharmaceuticals Europe B.V.	Netherlands
Teva Pharmaceuticals International GmbH	Switzerland
Teva Pharmaceuticals USA, Inc.	United States
Teva Pharm. Works Private Ltd. Company	Hungary
Teva Operations Poland Sp. Z.o.o.	Poland
Teva Santé SAS	France
Teva Takeda Pharma Ltd.	Japan
Teva UK Limited	United Kingdom
Teva Pharmaceutical Finance Netherlands III B.V.	Netherlands

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-168331, 333-206753, 333-212851, 333-214077, 333-220382 and 333-241003) and Form S-3 (No. 333-260519) of Teva Pharmaceutical Industries Limited of our report dated February 10, 2023 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
February 10, 2023

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302

I, Richard D. Francis, certify that:

I have reviewed this annual report on Form 10-K of Teva Pharmaceutical Industries Limited;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a.   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b.   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.   evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d.   disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    e.   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    f.   any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: February 10, 2023

/s/ Richard D. Francis
Richard D. Francis
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302

I, Eli Kalif, certify that:

a. I have reviewed this annual report on Form 10-K of Teva Pharmaceutical Industries Limited;

b. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

c. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

d. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

e. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    e. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    f. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: February 10, 2023

/s/ Eli Kalif
Eli Kalif
Executive Vice President, Chief Financial Officer

Exhibit 32

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teva Pharmaceutical Industries Limited (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Richard D. Francis, President and Chief Executive Officer of the Company, and Eli Kalif, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 10, 2023

/s/ Richard D. Francis
Richard D. Francis
President and Chief Executive Officer

/s/ Eli Kalif
Eli Kalif
Executive Vice President, Chief Financial Officer